
08002283

April 30, 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

Re: SEC File No. 082-35028
Kenedix Realty Investment Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Enclosed herewith and listed in Annex A are English translations, versions and summaries of documents and enclosed herewith and listed in Annex B are brief descriptions of Japanese documents for which no English version has been prepared.

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai or Junko Urabe of Sullivan & Cromwell LLP, Otemachi First Square East, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Kenedix Realty Investment Corporation

By [signature]
Name: Taisuke Miyajima
Title: Executive Director

(Enclosures)

cc: Izumi Akai, Esq.
Junko Urabe, Esq.
(Sullivan & Cromwell LLP)

TOKYO:36333.1

RECEIVED

2008 MAY -1 P 1:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 082-35028

Annex A

English Translations, Versions and Summaries

1. Report to the Unitholders for the Fifth Fiscal Period (from May 1, 2007 to October 31, 2007). (page 4)
2. Financial Report for the Fiscal Period Ended October 31, 2007. (page 62)
3. Notice Concerning Debt Financing Interest Rate Determination dated January 29, 2008. (page 118)
4. Notice Concerning Properties Sales Settlements and Revision Regarding Seller ' s Profile (Total of 23 Residential Properties) dated February 1, 2008. (page 120)
5. Notice Concerning Properties Acquisition Settlements and Amendments Regarding Property Details (Total of 9 Office Buildings) dated February 1, 2008. (page 126)
6. Notice Concerning the Change of Property Management Structure dated February 1, 2008. (page 134)
7. Notice Concerning the Change of Organizational and Operating Procedures of Asset Management Company dated February 1, 2008. (page 139)
8. Notice Concerning the Change for Asset management Company Director dated February 1, 2008. (page 146)
9. Notice Concerning the Debt Financing Interest Rate Determination dated February 27, 2008. (page 148)
10. Notice Concerning Debt Financing (Series 22) and Prepayment of Debt Financing dated February 27, 2008. (page 149)
11. Notice Concerning the Acquisition of Property (Shin-toshin Maruzen Building) dated February 27, 2008. (page 152)
12. Notice Concerning Debt Financing Interest Rate Determination dated March 5, 3008. (page 163)
13. Notice Concerning Loss of Personal Information at Asset Management Company dated March 15, 2008. (page 164)
14. Notice Concerning Commitment Line Agreement dated March 21, 2008. (page 166)
15. Notice Concerning the Acquisition of Properties (KDX Jimbocho Building and KDX Gobancho Building) dated March 27, 2008. (page 168)
16. Notice Concerning Debt Financing (Series 23) dated March 27, 2008. (page 182)

17. Notice Concerning Change in the Company Regulation (Management Guideline) of the Asset Management Company dated March 27, 2008. (page 184)

18. Notice Concerning Debt Financing Interest Rate Determination dated March 31, 2008. (page 186)

Kenedix Realty Investment Corporation Report for the Fifth Fiscal Period

Contents

Investment Highlights
To Our Investors
Second CS Survey
I. Overview of the Investment Corporation
II. Asset Management Report
III. Balance Sheets
IV. Statements of Income and Retained Earnings
V. Statements of Changes in Unitholder's Equity
VI. Explanatory Notes
VII. Basis for Calculating Cash Distributions
VIII. Report of Independent Auditors
IX. Statements of Cash Flows (Reference)
X. Unitholder Information

Investment Highlights

Cash Distribution for the Fifth Fiscal Period (May 1, 2007 to October 31, 2007): ¥13,960 per unit

Note: The fifth fiscal period commenced on May 1, 2007 and ended on October 31, 2007, a period of 184 days.

Financial Highlights

	Results for the First Fiscal Period	Results for the Second Fiscal Period	Results for the Third Fiscal Period	Results for the Fourth Fiscal Period	Results for the Fifth Fiscal Period
Operating Revenues	¥1,196 million	¥2,871 million	¥5,288 million	¥5,778 million	¥7,208 million
Operating Income	¥589 million	¥1,343 million	¥2,565 million	¥2,686 million	¥3,470 million
Ordinary Income	¥243 million	¥1,103 million	¥2,125 million	¥2,148 million	¥2,793 million
Net Income	¥242 million	¥1,101 million	¥2,124 million	¥2,148 million	¥2,792 million
Distribution per Unit	¥3,052	¥13,884	¥13,529	¥13,682	¥13,960

Financial Results

	First Fiscal Period	Second Fiscal Period	Third Fiscal Period	Fourth Fiscal Period	Fifth Fiscal Period
Total Assets	¥77,325 million	¥92,053 million	¥160,314 million	¥188,400 million	¥213,763 million
Unitholders' Equity	¥44,527 million	¥45,387 million	¥90,933 million	¥90,877 million	¥127,761 million
Unitholders' Equity to Total Assets	57.6%	49.3%	56.7%	48.2%	59.8%
Unitholders' Equity per Unit	¥561,008	¥571,840	¥579,192	¥578,839	¥638,809

To Our Unitholders

Taking this opportunity to present our fifth semiannual report, I would like to thank all unitholders for their continued support and understanding as we strive to achieve stable earnings and sustainable growth. The operating results for the fifth fiscal period are as follows.

Taisuke Miyajima
Executive Director, Kenedix Realty Investment Corporation
CEO and President, Kenedix REIT Management, Inc.

Distribution per Unit ¥13,960

In its fifth fiscal period (May 1, 2007 to October 31, 2007), Kenedix Realty Investment Corporation ("the Investment Corporation") recorded operating revenues of ¥7,208 million, operating income of ¥3,470 million, ordinary income of ¥2,793 million and net income of ¥2,792 million. As a result, cash distribution per unit for the fiscal period under review was ¥13,960.

Acquisition of New Properties

Investment focusing on mid-sized office buildings and raising the office ratio through cross-deal

The Investment Corporation conducted a review of its portfolio development policy in December 2006 in order to shift to investing more in office buildings. The Investment Corporation decided to invest mainly in office buildings and to make no new investment in residential properties for a certain period.

Review of the Portfolio Development Policy

Type of Use	After the Change	Before the Change
Office Buildings	50%－100%	More than 50%
Central Urban Retail Properties	0%－20%	Less than 30%
Residential Properties	0%－30%	More than 20%
Other	0% for now	Less than 30%

Based on the new portfolio development policy, the Investment Corporation acquired 10 office buildings and sold 2 residential properties during the fourth fiscal period, and acquired 5 office buildings during the fifth fiscal period. As a result, the office ratio of the whole portfolio increased to 70%. In addition, the Investment Corporation announced on December 11, 2007, to sell 23 residential properties and acquire 9 new office buildings in February 2008 which contributed to the further increase of the office ratio of the whole portfolio.

Fourth Fiscal Period (November 2006 through April 2007)
Review of the portfolio development policy

Fifth Fiscal Period (May 2007 through October 2007)
Future growth concerning new investment

Sixth Fiscal Period (November 2007 through April 2008)
Announcement of the sale of residentials and acquisition of offices

Graphs are omitted.

Management of Existing Property

· Emphasis on cash flow management and conduct CS survey

The Investment Corporation has increased its office portfolio NOI yield levels by increasing the newly contracted rent levels, increasing rent realized at contract renewal and reviewing the operating costs. Taking into consideration economic and real estate market trends, the Investment Corporation will continue to adopt a tenant-oriented approach to its leasing activities with emphasis on timely and flexible responses, and optimal tenant satisfaction. Accordingly, the Investment Corporation will aim to increase cash flow by offering office environments with high tenant appeal.

During the fifth fiscal period, the Investment Corporation conducted the second CS survey for our office buildings in our portfolio.


Increase in rent level
and property value
KDX
CS survey
Maintenance and
capital improvement
448
2,348
85%
81%
1 2 3 4 5
1 2 3 4 5
1 2 3 4 5
1 2 3 4 5

Financial Strategy

Realization of flexible debt funding and stable financial management

Since its public listing in 2005, the Investment Corporation has maintained the confidence of financial institutions. Thanks to these established relationships of trust, the Investment Corporation refinanced the same amount for the same period and thereby managed to improve (lower) procurement costs (spread over basic interest rate, etc.) for all borrowings that have matured during the fiscal period under review. The Investment Corporation will continue to diversify its financing methods while varying maturities to avoid refinancing risk, lengthen average debt maturities and effectively fix interest rates to mitigate interest rate risk.

2nd CS Survey

By indentifying the needs of tenants, the Investment Corporation will aim to make a better office environment.

Changes in overall satisfaction

Physical aspects

Soft aspects

Graphs are omitted.

I. Overview of the Investment Corporation

Q&A

<Reciprocal Purchase and Sale of Residential Properties and Office Buildings>

Q. Please elaborate on the purpose of the "reciprocal purchase and sale of residential properties and office buildings" scheduled to be conducted on February 1, 2008.

A. The Investment Corporation revised its portfolio development policy in December 2006 and has since been striving to develop a portfolio focused on mid-sized office buildings. The announcement made on December 11, 2007 concerning reciprocal purchase and sale is consistent with this investment policy. Furthermore, the Investment Corporation is convinced that the reciprocal purchase and sale will reinforce the potential for internal growth backed by the favorable office building leasing market, as it will contribute to a strengthened portfolio that consists mainly of mid-sized office buildings and achieve to raise the investment ratio of office buildings.

In addition, the concentration on office buildings is viewed to enable the Asset Management Company to strengthen its expertise in asset management.

These are regarded to be in line with the basic policy of the Investment Corporation that is to strive to maximize cash distribution to investors.

Q. What are the reasons for embarking the "reciprocal purchase and sale of residential properties and office buildings" at this time? Also, why is Kenedix, Inc. the counterparty to the transaction?

A. The Investment Corporation revised its portfolio development policy in December 2006 and has since been making new investments in only office buildings. In correlation, the Investment Corporation has been seizing various opportunities to brief investors on the new policy. The Investment Corporation believes that these briefings have generated support from investors in relation to the policy to seek a "portfolio focused on mid-sized office buildings."

Since the change in portfolio development policy, the Investment Corporation has been prioritizing investment in office buildings and has raised the investment ratio of office buildings in the overall portfolio.

Under such circumstances, the Investment Corporation received an offer from the sponsor company Kenedix, Inc. ("Kenedix") for the Investment Corporation to purchase several office buildings in Kenedix's portfolio. Negotiations have been underway in relation to the price, conditions and other details concerning the office buildings selected by the Investment Corporation. In the course of the negotiations, Kenedix, which is advancing the forming of residential funds, proposed a reciprocal purchase and sale arrangement to the Investment Corporation for the Investment Corporation to sell some of the residential properties in the Investment Corporation's portfolio to Kenedix in conjunction with the Investment Corporation's purchase of the office buildings.

Considerations by the Asset Management Company resulted in the reciprocal purchase and sale arrangement being deemed advantageous to the Investment Corporation in the following aspects and this has led to the decision being made to implement the reciprocal purchase and sale:

- Enables high-quality office buildings to be acquired en bloc through reciprocal purchase and sale with residential properties; and
- Enables the Investment Corporation to achieve to raise the investment ratio of office buildings while maintaining asset size and profitability.

Q. What are your plans for the remaining residential properties?

A. The policy of the Investment Corporation is to develop a "portfolio focused on mid-sized office buildings." Based on this policy, the plan is to continue decreasing investment ratio of residential properties, which will involve replacing residential properties in the portfolio, while continuing to make new investments in office buildings. No date has been set, however, on until when exactly the ongoing decrease in the investment ratio of residential properties.

<Changes to the Memorandum of Understanding with Kenedix and Kenedix Advisors>

Q. Please elaborate on the changes to the Memorandum of Understanding announced in April 2007.

A. As the sponsor company, Kenedix, Inc. has provided property information and support staff to the Investment Corporation and the Asset Management Company. At the same time, the Investment Corporation believes that the role of J-REITs in the Kenedix Group has increased in importance.more.sitionlg Accordingly, the Investment Corporation revised the Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd. in April 2007 for the purpose of adjustment of real estate information flow in the Kenedix Group, and provide the Investment Corporation with increased preferential rights which strengthened its property acquisition capacity even more.

■Details of the Change of Memorandum of Understanding

・When Kenedix, Inc. receives information regarding any available property that in its reasonable opinion meets our investment criteria, including properties under development, from parties other than the contracting parties, the Asset Management Company has first preferential rights to such information.

(Before Revision: The Investment Corporation had second preferential rights after certain pension funds to such property information acquired by Kenedix, Inc.)

・In the event that Kenedix, Inc. disposes of a property that in its reasonable opinion meets our investment criteria, including properties under development or properties that it owns, the Asset Management Company has first preferential negotiating rights with respect to such

properties.

(Before Revision: The Investment Corporation had second preferential negotiating rights with respect to such properties after certain pension funds)

Also as a result of the revisions, the Pipeline relationship between the Kenedix Group and the Investment Corporation was significantly strengthened, allowing the Investment Corporation preferential rights to properties developed by the Kenedix Group. Looking ahead, the Investment Corporation and the sponsor company plans to closely cooperate to achieve further external growth in such investments as Group-wide joint investments and property developments.

<Changes to the Porfolio Development Policies>

Q. Please explain the results on the changes to the portfolio development policy announced in December 2006.

A. The Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation strives to develop a diversified investment portfolio for its basic policy. Based upon this basic policy, the Investment Corporation has conducted a review of its portfolio development policies in order to shift to investments in office buildings. Details are as follows.

[illegible]	[illegible]
Office Buildings	50% – 100%
Residential Properties	0% – 30%
Central Urban-Type Retail Properties	0% – 20%
Other	0% for now

Based on the new portfolio development policy, we have acquired 15 office buildings with total acquisition price of approximately ¥51.8 billion since the fourth fiscal period. As of December 11, 2007, the Investment Corporation owns a portfolio of 44 office buildings with a total acquisition price of approximately ¥137.9 billion, and the office ratio of the whole portfolio increased from 58.7% (as of the end of third fiscal period) to 70.0%.

Q. What are the reasons for changing the portfolio development policy in December 2006?

A. The Investment Corporation adheres to a basic policy that adopts a dynamic and flexible investment stance. Working from this policy, as of December 11, 2007, the Investment Corporation owned a portfolio of 77 properties with a total acquisition price of approximately ¥197 billion, demonstrating its success in diversifying properties.

The Investment Corporation has previously emphasized investment in mid-sized office buildings located in the Tokyo Metropolitan Area. However, to respond to recent conditions in the office leasing market (increased rent levels, improvement of occupancy ratios, etc.), the Investment Corporation has decided to invest mainly in office buildings and to make no new investment in residential properties for a certain period.

Q. Are you planning to invest mainly in mid-sized office buildings heretofore?

A. The Investment Corporation has previously emphasized investment in mid-sized office buildings located in the Tokyo Metropolitan Area. The Investment Corporation will continue to invest mainly in mid-sized office buildings, while keeping in mind an approach of diversifying properties. For the investment area, the Investment Corporation will continue to invest mainly in the Tokyo Metropolitan Area and a certain ratio of office buildings in major cities of Other Regional Areas.

<Growth Potential>

Q. What target for asset scale have you set for the future?

A. The Investment Corporation will aim to build a strong portfolio focusing on mid-sized office buildings by continuing to improve the quality of its portfolio, such as location, size and type of properties, through various measures, including replacement of assets, and also, the Investment Corporation will continue to decrease the residential properties ratio in the portfolio. In addition, the Investment Corporation aims ¥400 billion for the asset size for mid- and long-term goal. Our goals, however, do not revolve entirely around increasing asset scale. In concert with efforts to increase the size of the Investment Corporation's portfolio, we will make every effort to steadily enhance earnings per share (EPS).

Q. What steps does the Investment Corporation take with regard to property management?

A. Rental revenues provide a major source of income for the Investment Corporation. Accordingly, every effort is made to maintain and enhance rent level and occupancy ratios, which are the key components in the Investment Corporation's leasing activities. While taking into consideration economic and real estate market trends, the Investment Corporation adopts a tenant-oriented approach to its leasing activities with the aim of ensuring a timely and flexible response as well as optimal tenant satisfaction.

Rental revenue aforementioned, the Asset Management Company undertakes property management activities as follows.

- Identify and enhance satisfaction through use of tenant surveys
- Maintain attractive properties based on KDX standards
- Leasing management based on CS Strategy
- Careful control of management and operating costs

The Investment Corporation has appointed Kenedix Advisors Co., Ltd as its sole property management company.

<Investment Properties>

Q. Please elaborate on the unique characteristics of medium-sized office buildings.

A. Compared with large-sized office buildings, medium-sized office buildings provide greater liquidity. In addition to the larger number of buildings on the market, the acquisition prices and rent level of medium-sized office buildings offer a wider scope of acquisition and leasing opportunities. Under these circumstances, the Investment Corporation recognizes that medium-sized office buildings provide the Investment Corporation with the best avenue to leverage its abilities in identifying properties with competitive advantage and its expertise and know-how in property leasing and management. Furthermore, given tenant characteristics and the large pool of competing properties, the Investment Corporation recognizes that medium-sized office buildings exhibit higher rates of tenant turnover with rent levels more finely attuned to economic trends, particularly in times of recovery.

Q. Why does the Investment Corporation invest mainly in medium-sized office buildings?

A. As a fund manager, the Kenedix Group boasts a wealth of experience and know-how in medium-sized office buildings. Focusing on this segment enables the Investment Corporation to leverage this considerable strength. We also hold high expectation for continued increase in rent level in line with favorable economic trends.

<Financial Strategy>

Q. What benchmark have you established for interest-bearing debt ratio, and what are the Investment Corporation's debt policies?

A. The Investment Corporation is conscious of maintaining a prudent financial strategy together with an appropriate interest-bearing debt ratio (a balance between total assets and interest-bearing debt). Currently, the target ratio is set between 35 to around 50%. The Investment Corporation seeks to continue diversifying the debt maturity to decrease the refinance risk. In addition, the Investment Corporation will aim to lengthen the average debt maturity by increasing the portion of its long-term debt and issuing the investment corporation bonds.

Trends in Investment Unit Prices

The Investment Corporation's investment unit certificates were first listed on the Tokyo Stock Exchange on July 21, 2005. Trends in investment unit price and trading turnover from the date of public listing to the close of its fifth fiscal period, October 31, 2007, are provided in the following table.



Comparison with the Tokyo Stock Exchange REIT Index


180
170
160
150
140
130
120
110
100
90
2005/10/31
2006/1/31
2006/4/30
2006/7/31
2006/10/31
2007/1/31
2007/4/30
2007/7/31
2007/10/31
Closing Price of KRI
TSE REIT Index

Note: The Tokyo Stock Exchange REIT Index as of July 20, 2005 and the Investment Corporation's investment unit price at the time of public offering are identified as based rates of 100.



Increase in Asset Size and Office Ratio

The Investment Corporation carried out its policy of investing mainly in office buildings and has favorably increased portfolio's asset size. The Investment Corporation will continue to raise the office ratio, which will include the cross-deal of residential properties and office buildings.


(¥B)
Offices
200
150
100
50
0
35 properties
64 properties
72 properties
¥175.1B
77 properties
¥197.1B
63 properties
End of 1st period
(2005/10)
End of 2nd period
(2006/4)
End of 3rd period
(2006/10)
End of 4th period
(2007/4)
End of 5th period
(2007/10)
After cross-deal(E)
(2008/2)

Emphasis on mid-sized office buildings in the Tokyo metropolitan area, in particular central Tokyo.


Acquisition price
(Tokyo metropolitan area)
Acquisition price
(Other regional areas)
1 property ¥1.3B
Central Tokyo
28 properties ¥102.7B
Tokyo's 23 wards
(excluding central Tokyo)
8 properties
Office portfolio
(based on acquisition price)
Other regional areas
16.4%
Tokyo metropolitan area
(excluding central Tokyo)
24.2%
Central
Tokyo
59.3%
Notes:

Note: KDX Roppongi 228 Building acquired on January 10, 2008 is included.

Asset Size Growth and Future Growth (Acquisition by Pipeline)

The Investment Corporation will continue to grow through the original network of the Asset Management Company and Kenedix's support-line including development projects.


Achieve portfolio size of ¥400B in the mid-to-long term
Growth based on Kenedix, Inc's support-line including development projects
Support line from Kenedix Group
77 properties
¥197.0B
Real estate market
Growth through the original network of the Asset Management Company
End of 5th period (Oct. 31, 2007)
Future vision

■ Kenedix, Inc. track record for development projects and pipeline


Offices
Other
101.1
62.4
61.4
26.5
100
80
60
40
20
0

■ Examples of Kenedix, Inc. office development projects


KDX Harumi Project
Harumi 3-chome, Chuo-ku, Tokyo
Feb. 2008
Office development project in Koto-ku
Koto-ku, Tokyo
May 2008
Office development project in Chuo-ku Osaka
Chuo-ku, Osaka Prefecture
Jun. 2009

KDX Toranomon Building – Renovation for the Entire Building

Leverage of Kenedix Group's management expertise to maximum extent

Development of a strong asset base (portfolio) and leverage expertise in management of mid-sized office buildings.


KDX Toranomon Building

¥4.02B (after renovation ¥4.19B)	¥4.77B
0% (vacant building)	100% (full occupancy)
¥32,000 (estimated post renovation value)	¥34,500 (average contracted rent)
Game hall (former pachinko arcade)	Office (branch office of a financial institution)
Game hall (former pachinko arcade)	Restaurant

Examples of the renovation work

Increasing the Rent Level of Office Buildings and Decreasing the Building Management Costs

Results of increase of rent level of office buildings

Taking advantage of the high turnover ratio for the mid-sized office buildings, the Investment Corporation has realized to increase rents drastically.

Breakdown of rate of rent increase on new contracts (5th period)



-10 to -15%
-5 to -10%
0 to -5%
More than 30% increase

Acquisition of new contracts by region (5th period)

Decreasing of building management costs

(Lowered construction costs by contracting for air-conditioning construction on 4 properties in bulk)

Expanded portfolio allows for bundled handling of similar construction projects which will lower the construction costs.



Average auction price
Construction costs
¥190M reduction



Maintained and improved occupancy ratios after property acquisition through flexible leasing activities



Occupancy Ratio and Leasable Floor Area


Amount of debt maturing in each year
(as of Dec. 11, 2007)
(¥B)
25
20
15
10
5
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
7-year & 10-year loans from DBJ
Current borrowings
Investment corporation bonds
Floating interest debt
¥6.5B 8.6%
Fixed interest debt
¥69.0B 91.3%



	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total interest-bearing debt (¥B)	29.0	42.0	62.0	88.5	75.5
LTV	37.5%	45.6%	38.7%	47.0%	35.3%

Organization	Rating	Date obtained
Moody's Investors Service	Issuer Credit Rating : A3	Feb. 2006
Japan Credit Rating Agency, Ltd.	Senior Debt : A+	Dec. 2006

Series	Amount	Interest rate	Period	Drawdown date	Acquired rating
First series bonds	¥9.0B	1.74%	5 years	Mar 15, 2007	A+ (JCR) A3 (Moody's)
Second series bonds	¥3.0B	2.37%	10 years	Mar 15, 2007	A+ (JCR) A3 (Moody's)

Structure of Investment Corporation


The Chuo Mitsui Trust and Banking Co., Limited

① Asset Management Agreement / Operating Agency Agreement
② Administrative Agency Agreement / Asset Custodian Agreement
③ Transfer Agency Agreement
④ Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd.

Outline of the Asset Management Company

Name: Kenedix REIT Management, Inc.

Capital: ¥200 million

History:

November 28, 2003	KK REIT Management was established
July 2, 2004	Building Lots and Buildings Transaction Business License, License No. (1) 83303, issued by the Governor of Tokyo
November 9, 2004	Renamed to Kenedix REIT Management, Inc.
February 28, 2005	Discretionary Transaction Agent License, License No. 33, issued by the Governor of Tokyo
April 18, 2005	Investment Corporation Asset Management License, License No. 44, granted by the Prime Minister of Japan
April 26, 2005	Obtained approval to be Operating Agent for the Investment Corporation
September 30, 2007	Registered as Financial Products Transaction Operator (Investment Management Operator), Financial Instruments Registration No. 323, issued by the Director-General of the Kanto Local Finance Bureau

Organization Chart (As of the end of 5th fiscal period):


Shareholder's Meeting
Auditors
Board of Directors
Compliance Officer
Investment Committee
Compliance Committee
Representative Director
Investment Management Division
Financial Planning Division
Corporate Planning / Administration Division
Real Estate Investment Group
Asset Management Group
IR Group
Finance and Accounting Group
Business Administration Group

Principal Shareholder:

Name	Location	Number of Stocks Owned	Ratio (Note)
Kenedix, Inc.	2-2-9, Shinbashi, Minato-ku, Tokyo	6,450 units	100.00%

(Note) Ratio represents the number of stocks owned in proportion to the total number of outstanding stocks.

Properties as of the end of the 5th period (77 properties)

● Acquired during the 5th Period

[illegible]	[illegible]	Name	Location	Acquisition Price (¥M) (Note 1)	Completion Date (Note 2)	Occupancy Ratio (%) (Note 3)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	[illegible]	[illegible]	[illegible], Osaka	[illegible]	[illegible]	[illegible]
		[illegible] ●	Kyoto, Kyoto	1,400	[illegible]	[illegible]
		[illegible] ●	Fukuoka, Fukuoka	[illegible]	[illegible]	[illegible]
		[illegible] ●	Sendai, Miyagi	2,100	[illegible]	[illegible]
		[illegible] Building	Osaka, Osaka	[illegible]	[illegible]	[illegible]
		[illegible]	Osaka, Osaka	[illegible]	[illegible]	[illegible]
		[illegible]	Fukuoka, Fukuoka	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Notes

1. Figures in the "Acquisition Price" column represent the real estate or trust beneficiary interest sales price (excluding consumption tax, rounded down to the nearest million yen) for each property acquired, identified in relevant Real Estate or Trust Beneficiary Interest Purchase and Sales Agreements.
2. The "Completion Date" column refers to the date on which construction was first completed. Each average age subtotal and total for the investment portfolio is shown as the weighted-average portfolio age based upon acquisition prices with a base date of October 31, 2007.
3. "Occupancy Ratio" is the leased floor area divided by total leasable floor area for each property as a percentage to the nearest first decimal place. Ratios for the 77 properties held as of the end of 5th fiscal period, are calculated as of October 31, 2007. In addition, the ratios for the 10 properties acquired during the sixth fiscal period, are calculated as of November 30, 2007. Subtotals and total for the investment portfolio are weighted-averages.
4. The Investment Corporation had been planning to change the name of the "Karasuma Building" to "NOF Kyoto Karasuma Building." Due to the high name recognition of the building's current name, the plan to change the name was cancelled.
5. The current name of the "NOF [illegible] Building" is the "[illegible] Building," "NOF Hamacho Nakanohashi Building" is the "Hamacho Nakanohashi Building," "NOF [illegible] Building" is the "[illegible] Building," and "NOF Karasuma Building" is the "[illegible] Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the buildings.

■ Sold during the 6th period

Type	Area	Name		Location	Acquisition Price (¥ mn) (Note 1)	Completion Date (Note 2)	Occupancy Ratio (%) (Note 3)
[redacted]	[redacted]	[redacted]		[redacted]	[redacted]	[redacted]	[redacted]
	[illegible]	[illegible]		Fukuoka, Fukuoka	[illegible]	Nov. 2005	100.0
[redacted]							
Residential	Tokyo Metropolitan Area	Residence Charmante Tsukishima		Chuo ward, Tokyo	5,353	Jan. 2004	100.0
		Regalo Ochanomizu I·II	■	Bunkyo ward, Tokyo	2,600	I: Jan. 2003 II: Feb. 2003	97.2
		[illegible]	■	Minato ward, Tokyo	2,150	Feb. 2002	93.5
		[illegible]	■	Minato ward, Tokyo	2,460	Feb. 2004	94.8
		[illegible]	■	Minato ward, Tokyo	2,260	Nov. 2005	94.9
		[illegible]		Shinjuku ward, Tokyo	1,250	Mar. 1997	100.0
		[illegible]		Minato ward, Tokyo	1,210	Jan. 2004	97.4
		[illegible]		Shinjuku ward, Tokyo	1,180	Feb. 2004	94.6
		[illegible]	■	[illegible], Kanagawa	1,160	Jan. 1991	[illegible]
		[illegible]	■	Chuo ward, Tokyo	1,120	Feb. 2004	96.7
		[illegible]	■	Shinjuku ward, Tokyo	1,130	Oct. 2005	100.0
		[illegible]	■	[illegible] ward, Tokyo	1,110	Feb. 1997	97.2
		[illegible]		[illegible], Saitama	[illegible]	Feb. 2006	100.0
		[illegible] II	■	Yokohama, Kanagawa	[illegible]	Mar. 2002	97.4
		[illegible]	■	Setagaya ward, Tokyo	912	Feb. 2005	[illegible]
		[illegible]	■	Taito ward, Tokyo	[illegible]	Jan. 2005	[illegible]
		[illegible]		Taito ward, Tokyo	[illegible]	Oct. 2005	[illegible]
		[illegible]	■	Shibuya ward, Tokyo	[illegible]	Mar. 2002	[illegible]
		[illegible]	■	Taito ward, Tokyo	[illegible]	Oct. 2004	100.0
		[illegible]	■	Shinjuku ward, Tokyo	762	Jan. 2005	97.2
		[illegible]	■	Setagaya ward, Tokyo	720	Oct. 2005	100.0
		[illegible]	■	Setagaya ward, Tokyo	[illegible]	Oct. 2005	[illegible]
	Other Regional Areas	Ashiya Royal Homes	■	Ashiya, Hyogo	2,220	Jun. 1991	100.0
		Venus Hibarigaoka		Sapporo, Hokkaido	1,800	Mar. 1989	94.4
		Regalo Ibaraki I·II	■	Ibaraki, Osaka	1,600	I: May 1991 II: Mar. 1993	90.1
		Collection Higashi-Sakura	■	Nagoya, Aichi	1,264	Mar. 2006	95.1
		Renaissance 21 Hirao Josui-machi	■	Fukuoka, Fukuoka	900	Oct. 2005	95.8
		Montore Nishikouen Bay Court	■	Fukuoka, Fukuoka	825	Feb. 2006	97.2
		Abreast Hara	■	Nagoya, Aichi	444	Feb. 2000	97.9
		Abreast Hirabari	■	Nagoya, Aichi	407	Mar. 2000	100.0
[redacted]					[redacted]	[redacted]	[redacted]
Total of 77 properties					[illegible]	Avg. 16.2 yrs	95.9

Properties Acquired in the 6th Period

[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
	[illegible]	[illegible]	Fukuoka, Fukuoka	[illegible]	[illegible]	[illegible]
		[illegible]	Osaka, Osaka	[illegible]	[illegible]	[illegible]
[redacted]				[redacted]	[redacted]	[redacted]

Note: KDX Roppongi 228 Building acquired on January 10, 2008 is included.

Portfolio Map / Pictures of Property Acquired During Fifth and Sixth Fiscal Period

Map and pictures are omitted.

Management Report

Financial Summary

1. Trends in Operating Conditions

Period			First Fiscal Period (As of Oct. 31, 2005)	Second Fiscal Period (As of Apr. 30, 2006)	Third Fiscal Period (As of Oct. 31, 2006)	Fourth Fiscal Period (As of Apr. 30, 2007)	Fifth Fiscal Period (As of Oct. 30, 2007)
Operating revenues		¥M	1,196	2,871	5,288	5,778	7,208
(Rental revenues)		¥M	1,196	2,871	5,131	5,647	7,208
Operating expenses		¥M	606	1,527	2,723	3,091	3,737
(Property-related expenses)		¥M	518	1,265	2,397	2,607	3,205
Operating income		¥M	589	1,343	2,565	2,686	3,470
Ordinary income		¥M	243	1,103	2,125	2,148	2,793
Net income	(a)	¥M	242	1,101	2,124	2,148	2,792
Total assets	(b)	¥M	77,325	92,053	160,314	188,400	213,763
Interest-bearing debt	(c)	¥M	29,000	42,000	62,000	88,500	75,500
Unitholders' equity	(d)	¥M	44,527	45,387	90,933	90,877	127,761
Unitholders' capital		¥M	44,285	44,285	88,729	88,729	124,973
Number of investment units issued and	(e)	Per Unit	79,370	79,370	157,000	157,000	200,000
Unitholders' equity per unit	(d)/(e)	Yen	561,008	571,840	579,192	578,839	638,809
Total distribution	(f)	¥M	242	1,101	2,124	2,148	2,792
Distribution per unit	(f)/(e)	Yen	3,052	13,884	13,529	13,682	13,960
(Earnings distributed per unit)		Yen	3,052	13,884	13,529	13,682	13,960
(Distribution in excess of earnings per unit)		Yen	–	–	–	–	-
Return on assets (annualized)	(Note1,2)	%	0.3 (1.3)	1.3 (2.6)	1.7 (3.3)	1.2 (2.5)	1.4(2.8)
Return on unitholders' equity (annualized)	(Note2,3)	%	0.6 (2.2)	2.5 (4.9)	3.1 (6.2)	2.4 (4.8)	2.6(5.1)
Unitholders' equity ratio at the end of period	(d)/(b)	%	57.6	49.3	56.7	48.2	59.8
Interest-bearing debt ratio at the end of period	(c)/(b)	%	37.5	45.6	38.7	47.0	35.3
Payout ratio (Note 4)	(f)/(a)	%	99.9	99.9	99.9	100.0	99.9
[Other reference]							
Number of properties		Properties	31	35	64	72	77
Total leasable floor area		m²	81,298.67	104,868.65	192,085.34	223,322.77	248,653.07
Occupancy ratio at the end of period		%	96.6	94.9	95.3	95.9	96.9
Depreciation expenses for the period		¥M	268	650	1,135	1,243	1,392
Capital expenditures for the period		¥M	47	510	655	1,132	1,238
Leasing NOI (net operating income)	(Note 5)	¥M	945	2,256	3,869	4,283	5,394
FFO (funds from operation)	(Note 6)	¥M	510	1,752	3,102	3,261	4,184
FFO per unit	(Note 7)	Yen	6,430	22,076	19,759	20,772	20,920

Notes:

1. Return on assets = Ordinary income / (Total assets at the beginning of period + Total assets at the end of period) / 2 x 100
   Total assets at the beginning of first fiscal period reflect the value on August 1, 2005, which was the first actual date of operations of the first fiscal period.
2. Annualized values for the second fiscal period are calculated based upon a period of 181 days, 184 days for the third fiscal period, 181 days fir the fourth fiscal period and 184 days for the fifth fiscal period Annualized values for the first fiscal period are calculated based upon a period of 92 days, the actual number of business days in the first fiscal period (from August 1, 2005 to October 31, 2005).
3. Return on unitholders' equity = Net income / (Total unitholders' equity at the beginning of period + Total unitholders' equity at the end of period) / 2 x 100
   Total unitholders' equity at the beginning of period reflects the value on August 1, 2005, which was the first actual date of operations of the first fiscal period.
4. Payout ratio is rounded down to the first decimal place.
5. Leasing NOI = Rental revenues - Rental expenses + Depreciation expenses for the period
6. FFO = Net income + Depreciation expenses for the period - Profit on sale of trust beneficiary interests in real estate or real estate
7. FFO per unit = FFO / number of investment units issued and outstanding (figures below ¥1 rounded down)

2. Operating Conditions for the Fifth Fiscal Period

(1) The Investment Corporation

The Investment Corporation was established on May 6, 2005 in accordance with the Investment Trust and Investment Corporation Law ("the Investment Trust Law"). On July 21, 2005, the Investment Corporation was listed on the Real Estate Investment Trust Market of the Tokyo Stock Exchange. (Securities Code: 8972). Subsequently, the Investment Corporation has conducted a global offering in May 2006. In addition, the Investment Corporation has conducted the second global offering in May 2007. Consequently, as of October 31, 2007, the end of the fifth fiscal period, the number of investment units issued and outstanding totaled 200,000 units.

The Investment Corporation appointed Kenedix REIT Management, Inc. as its asset management company. In concert with the Asset Management Company, the Investment Corporation strives to maximize cash distribution to investors by securing stable earnings and sustainable investment growth. To this end, the Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation endeavors to develop a diversified investment portfolio named "KENEDIX Selection," adopting a three-point investment criteria based on property type, area and size.

(2) Investment Environment and Management Performance

a. Investment environment

During the fiscal period under review, the Japanese economy made an improvement in corporate earnings and capital expenditures along with robust employment conditions. Although growth in personal consumption was stagnant, the economic recovery continued.

According to the official announcement of land prices as of January 1, 2007, average land prices in Japan for the one-year period from January 2006 increased by 2.3% for commercial properties and 0.1% for residential properties. This was the first increase since 1991, or in 16 years. In Tokyo, the average increase was 13.9% for commercial properties and 8.0% for residential properties, the second consecutive year that prices for both categories increased.

b. Management performance

In the fiscal period under review, the Investment Corporation acquired 5 office buildings with a total acquisition price of ¥22,000 million. As a result, the number of properties owned as of October 31, 2007 stood at 77, with a total acquisition price of ¥197,090 million. Looking at the portfolio as a whole, 70.0% was comprised of office buildings, 8.1% central urban retail properties and 21.8% of residential properties on an acquisition price basis. In addition, the occupancy ratio as of the end of the fifth fiscal period was 96.9%, reflecting stable investment and asset management.

<External Growth Performance after IPO>

		First Fiscal Period (as of October 31, 2005)		Second Fiscal Period (as of April 30, 2006)		Third Fiscal Period (as of October 31, 2006)		Fourth Fiscal Period (as of April 30, 2007)		Fifth Fiscal Period (as of October 31, 2007)	
		Total Acquisition Price (¥M)	Ratio (%)	Total Acquisition Price (¥M)	Ratio (%)	Total Acquisition Price (¥M)	Ratio (%)	Total Acquisition Price (¥M)	Ratio (%)	Total Acquisition Price (¥M)	Ratio (%)
Type of Use	Office Buildings	37,767	54.6	48,269	59.2	86,224	58.7	115,979	66.2	137,979	70.0
	Central Urban Retails	12,379	17.9	12,379	15.2	16,059	10.9	16,059	9.1	16,059	8.1
	Residential Properties	18,986	27.4	20,786	25.5	44,459	30.2	43,052	24.5	43,052	21.8
	Total	69,132	100.0	81,434	100.0	146,742	100.0	175,090	100.0	197,090	100.0
Area	Tokyo Metropolitan Area	61,281	88.6	71,783	88.1	123,321	84.0	150,364	85.8	162,514	82.4
	Other Regional Areas	7,851	11.3	9,651	11.8	23,421	15.9	24,726	14.1	34,576	17.5
	Total	69,132	100.0	81,434	100.0	146,742	100.0	175,090	100.0	197,090	100.0

Notes:

1. Total acquisition price is the total of acquisition price for each property classified by type and area.
2. Total acquisition price is rounded down to the nearest million yen. Percentages are rounded down to the nearest first decimal place.

Operation and Management of Existing Properties

The Investment Corporation has appointed Kenedix Advisors Co., Ltd. as its sole property management company for the entire portfolio as of the end of the fifth fiscal period. In establishing a single point of contact for all matters relating to property management activities, the Investment Corporation strives to secure consistent policies, specifications and procedures along with ensuring swift and quality service. As of October 31, 2007, the investment portfolio maintains a high occupancy ratio. The Investment Corporation is satisfied with the quality of property management.

In addition to property management services, the Investment Corporation has executed master lease agreements with Kenedix Advisors covering all of its properties held as of October 31, 2007 (excluding Residence Charmante Tsukishima, Frame Jinnan-zaka, ZARA Tenjin Nishi-dori and tenants without approval for subleasing). In appointing a member of the Kenedix Group as lessee, the Investment Corporation is able to provide better tenant-oriented leasing management through Kenedix Advisors. At the same time, this scheme allows the Investment Corporation to more effectively utilize tenant security and guarantee deposits.

The Investment Corporation leverages scale merits and the communication and negotiation skills of the Kenedix Group in an effort to reduce operating costs, and have succeeded reductions in building maintenance costs.

(3) Capital Acquisition

The Investment Corporation procured net proceeds of ¥36.2 billion through the primary offering and third-party allotment of investment units, and undertook prepayment of ¥13.0 billion in borrowings (¥11.5 billion in short-term borrowings and ¥1.5 billion in long-term borrowings) provided from cash on hand from equity finance. As a result, the Investment Corporation managed to decrease the interest-bearing debt ratio and increase borrowing capacity.

In addition, concerning borrowings maturing during the fifth fiscal period, the Investment Corporation refinanced the same amount for the same period and thereby managed to improve (lower) procurement costs (spread over basic interest rate, etc.) for all borrowings that have matured. As a result, the balance of interest-bearing debt stood at ¥75.5 billion as of October 31, 2007, comprising ¥63.5 billion in borrowings (¥57.0 billion in long-term borrowings and ¥6.5 billion in short-term borrowings) and ¥12.0 billion in investment corporation bonds.

As of October 31, 2007, the Investment Corporation had ¥57.0 billion in long-term borrowings, of which ¥45.3 billion had floating interest rates effectively fixed by utilizing interest-swap agreements. In addition, the long-term debt ratio (Note2) was 91.4% and the long-term fixed interest debt ratio (Note3) was 91.4%.

Since its public listing through to the end of the fifth fiscal period, the Investment Corporation has undertaken flexible debt funding on both an unsecured and unguaranteed basis. This is the result of the high standing in which the Investment Corporation, its investment policies, asset quality as well as the personnel and expertise of the Asset Management Company are held among financial institutions. In addition, the Investment Corporation strives to diversify repayment dates for its debt financing in an effort to reduce refinancing risk. The Investment Corporation also strives to extend average repayment periods by placing added emphasis on long-term debt.

Notes:

1. Short-term borrowings refers to borrowings with a period of less than or equal to one year from the drawdown date to the repayment date. Long-term borrowings refers to borrowings with a period of more than one year from the drawdown date to the repayment date.
2. Long-term debt ratio = (Balance of long-term borrowings + Balance of investment corporation bonds) ÷ (Total borrowings + Balance of investment corporation bonds)
3. Long-term fixed interest debt ratio = (Balance of long-term fixed interest rate borrowings + Balance of investment corporation bonds) ÷ (Total borrowings + Balance of investment corporation bonds)

The balance of long-term fixed interest rate borrowings includes borrowings with floating interest rates effectively fixed by utilizing interest-rate swap agreements.

The Investment Corporation acquired a credit rating of A+ (Outlook: Stable) from Japan Credit Rating Agency, Ltd. in December 2006. This was the second credit rating acquired following the A3 (Outlook: Stable) from Moody's Investors Services, Inc. in February 2006. Details of the credit ratings as of October 31, 2007 are as follows.

Credit Rating Agency	Details of the Ratings
Moody's Investors Service	Rating: A3
	Outlook: Stable
Japan Credit Rating Agency, Ltd.	Senior Debts: A+
	Outlook: Stable

The Investment Corporation filed a debt shelf registration statement in February 2007, and filed an equity shelf registration statement to conduct equity financing in April 2007. Details are as follows.

	Investment Corporation Bonds	Investment Unit Certificate
Planned Issue Amount	¥100,000,000,000 (Note)	¥100,000,000,000
Planned Issuance Period	February 15, 2007 to February 14, 2009	May 7, 2007 to May 6, 2009
Use of Funds	Acquisition funds for specified assets, repayment of borrowings, repayment of investment corporation bonds, refund of lease and guarantee deposits, funds to pay for repairs and maintenance, working capital, etc	Acquisition funds for specified assets, repayment of borrowings, repayment of investment corporation bonds, refund of lease and guarantee deposits, funds to pay for repairs and maintenance, working capital, etc

Note: First Series Unsecured Investment Corporation Bonds of ¥9,000,000,000 and Second Series Unsecured Investment Corporation Bonds of ¥3,000,000,000 has been issued in March 2007 based on the debt shelf registration.

The Investment Corporation established a credit commitment line with The Bank of Tokyo-Mitsubishi UFJ, Ltd., allowing it to borrow up to ¥2.5 billion on an unsecured basis.

(4) Operating Results and Cash Distribution

As a result of the aforementioned management performance, the Investment Corporation reported operating revenues of ¥7,208 million, operating income of ¥3,470 million, ordinary income of ¥2,793 million and net income of ¥2,792 million for its fifth fiscal period.

In accordance with Article 67.15 of the Special Taxation Measures Law, the Investment Corporation distributes the total amount of its unappropriated retained

earnings for each period. Cash distribution for the fifth fiscal period was ¥13,960 per unit.

3. Movements in Investment Units Issued and Outstanding

Movements in unitholders' capital and the number of investment units issued and outstanding until the end of the fifth fiscal period are summarized in the following table.

Settlement Date	Particulars	Investment Units Issued and Outstanding (Units)		Unitholders' Capital (¥M)		Remarks
		Increase (Decrease)	Balance	Increase (Decrease)	Balance	
May 6, 2005	Private placement	400	400	200	200	(Note 1)
July 20, 2005	Public offering	75,000	75,400	41,868	42,068	(Note 2)
August 16, 2005	Third-party allocation	3,970	79,370	2,216	44,285	(Note 3)
May 1, 2006	Public offering	73,660	153,030	42,171	86,456	(Note 4)
May 26, 2006	Third-party allocation	3,970	157,000	2,272	88,729	(Note 5)
May 22, 2007	Public offering	40,900	197,900	34,474	123,203	(Note 6)
June 19, 2007	Third-party allocation	2,100	200,000	1,770	124,973	(Note 7)

Notes:

1. The Investment Corporation was established with an offer price of ¥500,000 per unit.
2. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties. The offer price was ¥580,000 per unit with an underwritten price of ¥558,250 per unit.
3. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties. The issue price was ¥558,250 per unit.
4. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties. The offer price was ¥593,096 per unit with an issue price of ¥572,519 per unit.
5. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties. The issue price was ¥572,519 per unit.
6. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties and repayment of borrowings. The offer price was ¥873,180 per unit with an issue price of ¥842,886 per unit.
7. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties and repayment of borrowings. The issue price was ¥842,886 per unit

Trends of Investment Unit Certificate Price on the Tokyo Stock Exchange

High and low trading prices for the Investment Corporation's investment units for each fiscal period as traded on the REIT market of the Tokyo Stock Exchange were as follows:

Period	First Fiscal Period	Second Fiscal Period	Third Fiscal Period	Fourth Fiscal Period	Fifth Fiscal Period
End of Fiscal Period	October 31, 2005	April 30,2006	October 31,2006	April 30,2007	October 31,2007
High Price	¥618,000	¥670,000	¥636,000	¥918,000	¥988,000
Low Price	¥573,000	¥574,000	¥564,000	¥607,000	¥659,000

4. Distribution Performance

Distribution in the fifth fiscal period was ¥13,960 per unit. The Investment Corporation applies the favorable tax treatment (Article 67.15 of the Special Taxation Measures Law) allowing investment corporations to deduct the amount of distributed earnings from corporate income taxes as expenses. Accordingly, the Investment Corporation distributes nearly 100% of period-end disposable earnings.

Fiscal Period	First Fiscal Period	Second Fiscal Period	Third Fiscal Period	Fourth Fiscal Period	Fifth Fiscal Period
Duration of Period	May 6, 2005 to October 31, 2005	November 1, 2005 to April 30, 2006	May 1, 2006 to October 31, 2006	November 1, 2006 to April 30, 2007	May 1, 2007 to October 31, 2007
Unappropriated Retained Earnings	¥242,251,377	¥1,102,013,492	¥2,124,112,014	¥2,148,117,194	¥2,792,084,129
Retained Earnings for the next fiscal period	¥14,137	¥40,412	¥59,014	¥43,194	¥84,129
Cash Distributions (Distribution per unit)	¥242,237,240 (¥3,052)	¥1,101,973,080 (¥13,884)	¥2,124,053,000 (¥13,529)	¥2,148,074,000 (¥13,682)	¥2,792,000,000 (¥13,960)
Earnings Distributed (Earnings Distributed per unit)	¥242,237,240 (¥3,052)	¥1,101,973,080 (¥13,884)	¥2,124,053,000 (¥13,529)	¥2,148,074,000 (¥13,682)	¥2,792,000,000 (¥13,960)
Payments for capital participations (Payments for capital participations per unit)	— (—)	— (—)	— (—)	— (—)	— (—)

5. Future Management Policies and Pending Issues

(1) Investment Environment

Looking ahead, the Japanese economy is forecasted to continue its path toward full-fledged recovery on the back of domestic private-sector demand. Favorable conditions are attributed to a robust corporate sector and the positive flow-on effects to the household sector. Meanwhile, improvements in employment conditions have come to a standstill and personal consumption has generally leveled off.

Under this economic condition, positive signs are emerging in the domestic real estate market. Posted land prices for March 2007 confirmed land price appreciation in the three major cities of Tokyo, Osaka and Nagoya. At the same time, land prices for specific major cities in regional areas are also increasing. On a nationwide basis, land prices are exhibiting increased polarization. Appreciation is restricted to major economic and financial centers of the Tokyo metropolitan area (in particular the Central Tokyo), and specific regional areas that exhibit strong potential for population growth (for example, Sendai in Tohoku and Fukuoka in Kyushu).

From the perspective of real estate purchase and sales, the acquisition of prime properties is expected to continue to be competitive. This is attributed to the continued flow of domestic and overseas real estate funds in search of prime properties. These activities in the real estate market are expected to remain robust with positive conditions prevailing throughout.

The Investment Corporation will focus investments in mid-sized office buildings in the Tokyo metropolitan area based on its investment policies and the following trends:

- Increasing Occupancy Ratios and Increasing Rents for Office Buildings
- Increasing Role of the Tokyo Metropolitan Area as Business Hub
- Large Tenant Demand for and Increasing Availability of Mid-Sized Office Buildings

Note: The Tokyo metropolitan area consists of Tokyo, Kanagawa, Saitama and Chiba prefectures.

Increasing Occupancy Ratios and Increasing Rents for Office Buildings

Based on official land prices as of January 1, 2007, announced on March 23, 2007, average land prices in Japan for the one-year period from January 2006 increased by 2.3% for commercial properties and 0.1% for residential properties. This was the first increase since 1991, or in 16 years. In Tokyo, the average increase was 13.9% for commercial properties and 8.0% for residential properties, the second consecutive year that prices for both categories increased.

In the office building rental market, the strength of office demand, especially in central Tokyo, is spreading to surrounding areas as well. In the five wards of central Tokyo (note), rents are rising and vacancy rates are declining.

Note: The five wards of central Tokyo comprise Chiyoda, Chuo, Minato, Shibuya and Shinjuku wards.

Increasing Role of the Tokyo Metropolitan Area as Business Hub

A comparison of corporate taxes by prefecture in fiscal 2005 revealed that the total of corporate taxes for Tokyo and the three prefectures (Kanagawa, Saitama and Chiba prefectures) that make up the Tokyo Metropolitan area comprise nearly 53% of Japan's total corporate taxes. The Investment Corporation believes the concentration of business activity in the Tokyo Metropolitan area is intensifying. Moreover, Tokyo accounts for approximately 46% (note), the greater part of the Tokyo Metropolitan area. As the business hub, Tokyo is expected to see strong office building demand in the future.

Note: Figures were calculated by the Asset Management Company based on statistical data from the National Tax Agency, and are rounded off to the nearest whole number.

Large Tenant Demand for and Increasing Availability of Mid-Sized Office Buildings

Looking at company size in terms of the number of employees, approximately 98% of all businesses in Tokyo employ 99 or fewer people. Since companies of this size are the basis for demand of medium-sized office buildings, they form the largest target segment in the office building market. It therefore follows that stable demand is obtainable by providing competitive properties with competitive management. In addition, because the turnover rate of tenants that move to relocate or obtain more space is relatively high, a characteristic of rental rates is their sensitivity to economic trends

According to a research report by Ikoma Data Service System that surveyed buildings by total floor space in the five wards and 37 zones of central Tokyo, only 5% of buildings had over 3,000 tsubo of space. Compared to these large office buildings, medium-sized office buildings of between 500 to 3,000 tsubo were found to be in far greater supply.

(2) Management Policies

a. Existing property management strategy (Internal Growth Strategies)

Taking into consideration economic and real estate market trends, the Investment Corporation adopts a tenant-oriented approach to its

leasing activities with aims of ensuring a timely and flexible responses as well as optimal tenant satisfaction. Accordingly, the Investment Corporation will aim to increase of the cash flow by offering office environment with high tenant satisfaction. Based on the aforementioned, the Asset Management Company undertakes property management activities as follows:

- Identify and enhance satisfaction through use of tenant surveys
- Maintain attractive properties based on KDX standards
- Leasing management based on CS Strategy
- Careful control of management and operating costs

Identify and enhance tenant satisfaction through use of tenant surveys

The Investment Corporation recognizes each tenant as a key customer and strives to enhance customer satisfaction and raise the competitiveness of its properties as the means to maintain and increase earnings.

The Investment Corporation conducted a customer satisfaction survey through J.D. Power Asia Pacific, Inc., an internationally recognized company that engages in customer satisfaction evaluation, to better understand the needs of its tenants and take steps to respond to their preferences. As a part of this survey the administration officers of each tenant and tenant employees were asked to respond to many questions concerning buildings and facilities as well as operating and management services. The Investment Corporation conducted the first CS survey, which covered 20 of its properties, during the second fiscal period, and the second CS survey, which covered 44 of its properties, during the fifth fiscal period.

Details of the 2nd CS Survey

Target respondent for the survey: The administration officers of each tenant and tenant employees of the 43 office buildings and one central urban retail property.

Survey population / Response rate: 446 administration officers / 391 collected (response rate of 88%)
2,348 tenant employees / 1,894 collected (response rate of 81%)

Examples of questions: Building location and environment, external façade, entrance, air conditioning system for lease space areas, lighting ventilation, OA compliant, elevators, toilets, kitchen facilities, smoking areas, parking, management company service, status and standard of cleaning, security, and fire prevention.

On a scale one to five, respondents were asked to rank each of these areas. The survey provided invaluable information pertaining to the strengths and weaknesses of each building. Under the remarks section, a number of respondents provided insightful observations. Based on survey results, the Investment Corporation will work to clarify and improve outstanding issues. Through this vital feedback channel, the Investment Corporation will also implement appropriate maintenance and renovations for each property taking into consideration associated costs and benefits.

In addition, concerning properties where construction was conducted to address customer satisfaction based on the results of the first survey, the effects of such construction (improvements in the level of satisfaction) were studied. The results confirmed that the effects of maintenance and renovations of the "external façade and entrance" and "toilets" were high. The Investment Corporation will use this as reference for determining the priority of maintenance and renovations in the future.

Through these means, the Investment Corporation is working efficiently to generate improvements in rent levels and asset values, increase earnings and promote sustained internal growth.

Maintain attractive properties based on KDX standards

The Investment Corporation aims to provide attractive mid-sized office buildings in order to enhance portfolio value and rental revenues.

We believe that the quality of mid-sized office buildings in Japan vary considerably depending on the nature of the owner. For example, a building owned by an individual or small company that owns only one or a few buildings may not have the resources to provide high-quality maintenance. Furthermore, when a building is owned by a large company, property management is often dictated by that company's priorities and does not necessarily correspond to tenant needs or satisfaction.

The Investment Corporation aims to differentiate itself by efficiently providing certain uniform standards, termed "KDX" standards, as well as attractive office environments.

Examples of KDX standards include the followings:

- Installation of security cameras for elevators and entrance halls

- Installation of emergency devices for elevators
- Installation of modern restrooms that include western-style toilets with hot-water self-cleaning functions
- Creation and distribution of security and evacuation maps
- Creation and distribution of detailed building rules

In addition, the Investment Corporation enhances its brand awareness by renaming its office buildings so that "KDX" is included in the new name.

Leasing management based on CS Strategy

The Investment Corporation aims to provide flexible and focused leasing activities that take into account economic and market trends, and that utilize the results of tenant surveys to enhance tenant satisfaction.

In addition, the Investment Corporation believes that tenants at mid-sized office buildings generally tend to have high turnover ratios, and the Investment Corporation is focused on obtaining higher rent levels when entering new lease contracts. The Investment Corporation also negotiates with tenants that pay lower rent levels than the market price in order to raise rents under existing leases.

Careful control of management and operating costs

The Investment Corporation utilizes the scale merits of owning many properties and the negotiating strength of the Kenedix Group (the Kenedix Group refers to Kenedix, Inc., Kenedix Advisors and other related companies, the same applies below) to reduce building management costs. Accordingly, the Investment Corporation reduces property management expenses, electricity costs and property taxes. The Investment Corporation will continue to carefully control management and operating costs by periodically reviewing its property management standards to ensure that they remain relevant and appropriate for each property, and by maintaining an appropriate balance between initiatives that aim to sustain or increase revenues with its efforts to control operating costs.

The Investment Corporation has appointed Kenedix Advisors Co., Ltd. as its sole property management company for the entire portfolio as of the end of the fifth fiscal period. In establishing a single point of contact for all matters relating to property management activities, the Investment Corporation strives to secure consistent policies, specifications and procedures along with ensuring swift and quality service.

In addition to property management services, the Investment Corporation has executed master lease agreements with Kenedix Advisors covering almost all of its properties held as of October 31, 2007 (excluding Residence Charmante Tsukishima, Frame Jinnan-zaka, ZARA Tenjin Nishi-dori and tenants without approval for subleasing). In appointing a member of the Kenedix Group as lessee, the Investment Corporation is able to provide better tenant-oriented leasing management through Kenedix Advisors. At the same time, this scheme allows the Investment Corporation to more effectively utilize tenant security and guarantee deposits.

b. New Property Investment Strategy (External Growth Strategy)

The Investment Corporation will continue to concentrate on mid-sized office buildings with an emphasis on the Tokyo metropolitan area while also investing in central urban retail property located in highly flourishing districts as an alternative to investment in office properties. In addition, the Investment Corporation will make no new investment in residential properties for a certain period and consider replacement of assets. To facilitate the implementation of the aforementioned investment policy, the Investment Corporation will leverage the "Multi-Pipeline" provided by the support of the Kenedix Group, in addition to the original network of the Asset Management Company.

Reciprocal purchase and sale of residential properties and office buildings

On December 11, 2007, the Investment Corporation decided to sell, of the 30 residential properties in its portfolio as of October 31, 2007 (total acquisition price of ¥43,052 million), 23 residential properties (total acquisition price of ¥30,343 million) on February 1, 2008, and newly purchase 9 office buildings (total acquisition price of ¥31,980 million) on the same date.

Through the Multi-Pipeline, the Asset Management Company is positioned to secure real estate information related to properties for which the Kenedix Group acts as intermediary, properties under development, properties that it owns, and pension funds (Note). Based on this information, the Investment Corporation has first preferential negotiating rights for an acquisition. Against the backdrop of a competitive market, the role of the support-line is increasingly significant for the Asset Management Company's acquisition of quality properties.

Note: Pension Funds refer to real estate investment funds for pension plans that are managed by Kenedix Advisors Co., Ltd.

Another key role of the support-line is to facilitate property acquisition through the warehousing function. Under the warehousing function,

members of the Kenedix Group may acquire or temporarily hold an investment property in the event that the Investment Corporation is not itself in an immediate position to acquire the property, or the property fails to fully comply with the Investment Corporation's investment criteria at that specific time.

The Investment Corporation seeks to continue improving the quality of its portfolio in terms of location, size and type of properties, through various measures including replacement of assets. In addition, the Investment Corporation will continue to steadily grow by acquiring properties and aims accelerate this growth by utilizing its leverage relationship with the Kenedix Group and the Asset Management Company's original network for sourcing properties, as well as make diversified acquisitions, as discussed below.

Leverage Relationship with the Kenedix Group

As the sponsor company, Kenedix, Inc. has provided property information and support staff to the Investment Corporation and the Asset Management Company. At the same time, the Investment Corporation believes that the role of J-REITs in the Kenedix Group has increased in importance.

In April 2007, the Investment Corporation revised the Memorandum of Understanding between it, Kenedix, Inc., Kenedix Advisors Co., Ltd. and the Asset Management Company, which was originally conducted at the time of the Investment Corporation's IPO.

Details of the Change of Memorandum of Understanding

・When Kenedix, Inc. receives information regarding any available property that in its reasonable opinion meets our investment criteria, including properties under development, from parties other than the contracting parties, the Asset Management Company has first preferential rights to such information.

(Before Revision: The Investment Corporation had second preferential rightsafter certain pension funds to such property information acquired by Kenedix, Inc.)

・In the event that Kenedix, Inc. disposes of a property that in its reasonable opinion meets our investment criteria, including properties under development or properties that it owns, the Asset Management Company has first preferential negotiating rights with respect to such properties.

(Before Revision: The Investment Corporation had second preferential negotiating rights with respect to such properties after certain pension funds.)

・As long as the Investment Corporation and the Asset Management Company continue to not invest in new residential properties, the Revised Memorandum of Understanding will not apply with respect to residential properties.

Also as a result of the revisions, the Pipeline relationship between the Kenedix Group and the Investment Corporation was significantly strengthened, allowing the Investment Corporation preferential rights to properties developed by the Kenedix Group. Looking ahead, the Investment Corporation and the sponsor company plans to closely cooperate to achieve further external growth in such investments as Group-wide joint investments and property developments.

Utilize the Asset Management Company's Original Network for Sourcing Properties

The Asset Management Company's employees have diverse experience in the real estate and financial markets in Japan. A part of the Investment Corporation's growth strategy involves acquiring information about potential acquisition opportunities through the Asset Management Company's network. The Investment Corporation plans to continue to utilize the Asset Management Company's knowledge, experience and network of contacts in the real estate market to help locate and acquire properties that match its investment strategy.

Make Diversified Acquisitions

As of October 31, 2007, the Investment Corporation owned 77 properties for a total acquisition price of approximately ¥197.0 billion with a 96.9% occupancy ratio. Supported by this asset base along with the management know-how of mid-sized office building accumulated by the Asset Management Company, the Investment Corporation plans to continue acquiring properties based on its diversified property acquisition strategy.

Furthermore, while implementing various property acquisition strategies such as those described above, the Investment Corporation believes that increasingly proactive investment property acquisitions are possible by centering the portfolio on mid-sized office buildings that have a relatively advantageous return than large-sized office buildings in consideration of the weighted average cost of capital based on the level of return on distributions calculated from investment unit price and distributions per unit, as well as the debt procurement costs and interest-bearing debt ratio.

(3) Financial Strategy

The Investment Corporation will continue to pursue debt financing on an unsecured and unguaranteed basis and as well as make arrangements

to ensure fixed interest rate debt in line with interest rate trends and other considerations.
In addition, the Investment Corporation will seek to diversify its debt repayment period to reduce refinancing risk, maintain long-term debt ratios at or above prudent levels and issue investment corporate bonds with the aim of extending the average repayment period of its liabilities.
The Investment Corporation will maintain the ratio of interest-bearing debt to total assets at a prudent level and implement leveraged management in an effort to ensure stable financial management.

(4) Information Disclosure

Consistent with its basic information disclosure policy, the Investment Corporation proactively engages in IR activities with the aim of promptly providing a wide range of relevant information to investors. In specific terms, the Investment Corporation provides information through the Timely Disclosure Network System (TDnet), which is a system operated by the Tokyo Stock Exchange, as well as press releases and its Web site (URL: http://www.kdx-reit.com/eng/).

6. Important Subsequent Events

There were no important events following account settlement of the fifth fiscal period

Overview of the Investment Corporation

1. Total Capitalization

	First Fiscal Period As of Oct. 31, 2005	Second Fiscal Period As of Apr. 30, 2006	Third Fiscal Period As of Oct. 31, 2006	Fourth Fiscal Period As of Apr. 30, 2007	Fifth Fiscal Period As of Oct. 31, 2007
Total number of authorized investment units	2,000,000 units	2,000,000 units	2,000,000 units	2,000,000 units	2,000,000 units
Total number of investment units issued and outstanding	79,370 units	79,370 units	157,000 units	157,000 units	200,000 units
Total capitalization	¥44,285 million	¥44,285 million	¥88,729 million	¥88,729 million	¥124,973 million
Numbers of unitholders	7,135	5,070	7,239	5,008	5,638

2. The main investors of the Investment Corporation as of October 31, 2007 are as follows.

Name	Address	Number of Investment Units owned	Ratio (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-ku, Tokyo	18,022	9.01
NikkoCiti Trust and Banking Co. (Investment Trust Account)	2-3-14, Higashi-Shinagawa, Shinagawa-ku, Tokyo	14,341	7.17
Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	1-8-12, Harumi, Chuo-ku, Tokyo	14,329	7.16
State Street Bank and Trust Company	6-7, Kabutocho, Nihonbashi Chuo-ku, Tokyo	12,953	6.47
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsucho, Minato-ku, Tokyo	11,499	5.74
The Nomura Trust and Banking Co., Ltd. (Investment Trust Account)	2-2-2, Otemachi, Chiyoda-ku, Tokyo	9,061	4.53
Kenedix, Inc.	2-2-9, Shimbashi, Minato-ku, Tokyo	7,850	3.92
The Bank of New York, Treaty JASDEC Account	2-7-1, Marunouchi, Chiyoda-ku, Tokyo	5,950	2.97
Goldman Sachs International	6-10-1, Roppongi, Minato-ku, Tokyo	4,556	2.27
JPMC Goldman Sachs Trust JASDEC lending Account	2-7-1, Marunouchi, Chiyoda-ku, Tokyo	4,382	2.19
	Total	*102,943*	*51.47*

Note: Figures for ratio of investment units owned have been rounded down to the second decimal place.

3. Executive Director and Supervisory Directors

Executive Director and Supervisory Directors of the Investment Corporation as of Oct. 31, 2007 were as follows.

Title	Name	Concurrent Office	Directors' Salaries for the 4th Fiscal Period
Executive Director	Taisuke Miyajima	CEO and President of Kenedix REIT Management, Inc.	¥2,100 thousands
Supervisory Directors	Kimio Kodama	Attorney-at-law, Hanzomon Sogo Law Office	¥1,800 thousands
	Shiro Toba	Representative Director, Minori Accounting Co., Ltd.; Certified Public Accountant, Toba CPA Office	¥1,500 thousands
Accounting Auditor	Ernst & Young ShinNihon	-	¥29,300 thousands

Notes:

1. The Executive Director holds 20 units in the Investment Corporation personally as of October 31, 2007.
2. In addition to details provided in the table above, Supervisory Directors may hold directorships in other companies. All companies in which Supervisory Directors hold a concurrent position do not constitute interested parties in relation to the Investment Corporation.
3. The audit contract with the Accounting Auditor is renewed for each fiscal period. The dismissal of an accounting auditor will be conducted in accordance with the provisions of the Investment Trust Law, and the non-reappointment of an auditor will be determined based upon a comprehensive evaluation of audit quality, audit fees, etc. and other conditions by the board of directors of the Investment Corporation.
4. A total of ¥20,000,000 of the compensation for accounting auditors is compensation for work concerning the letter of comfort.

4. Asset Management Company, Asset Custodian and General Operations Agents

(As of October 31, 2007)

Role	Name
Asset Management Company	Kenedix REIT Management, Inc.
Asset Custodian	Mizuho Trust & Banking Co., Ltd.
Operating Agent (Transfer Agent)	The Chuo Mitsui Trust & Banking Co., Ltd.
Operating Agent (Administrative Agent)	Mizuho Trust & Banking Co., Ltd.
Operating Agent (Administrative Agent for Directors' Meeting)	Kenedix REIT Management, Inc.
Operating Agent (Administrative Agent for Investment Corporation Bond)	The Chuo Mitsui Trust & Banking Co., Ltd.

Portfolio Profile

Composition of Portfolio Assets

Type of Specified Asset	Type	Area	Fourth Fiscal Period (As of April 30, 2007)		Fifth Fiscal Period (As of October 31, 2007)	
			Total Amount Held (Millions of Yen) (Note 1)	Ratio (%) (Note 2)	Total Amount Held (Millions of Yen) (Note 1)	Ratio (%) (Note 2)
Real Estate	Office Buildings	Tokyo Metropolitan Area	13,047	6.9	13,052	6.1
	Central Urban Retail Properties	Tokyo Metropolitan Area	50	0.0	47	0.0
Total for Real Estate			13,097	6.9	13,100	6.1
Trust Beneficiary Interest in Real Estate	Office Buildings	Tokyo Metropolitan Area	93,525	49.6	106,035	49.6
		Other Regional Areas	11,456	6.1	21,323	10.0
	Total for Office Buildings		104,981	55.7	127,358	59.6
	Residential Properties	Tokyo Metropolitan Area	34,158	18.1	33,898	15.9
		Other Regional Areas	10,008	5.3	9,997	4.7
	Total for Residential Properties		44,166	23.4	43,896	20.5
	Central Urban Retail Properties	Tokyo Metropolitan Area	12,867	6.8	12,815	6.0
		Other Regional Areas	3,688	2.0	3,678	1.7
	Total for Central Urban Retail Properties		16,556	8.8	16,493	7.7
Total of Trust Beneficiary Interests in Real Estate			165,704	88.0	187,748	87.8
Bank Deposits and Other Assets			9,598	5.1	12,914	6.0
Total Assets			188,400	100.0	213,763	100.0

Notes:

1. "Total Amount Held" is the amount allocated in the balance sheets at the end of the period (figures are on a net book value basis after deducting depreciation).
2. "Ratio" is the ratio of the amount allocated in the balance sheets to the total assets rounded to the first decimal place.

2. Major Asset Holdings

The top 10 properties on a book value basis held by the Investment Corporation as of October 31, 2007 were as follows:

No.	Property Name	Book Value (¥mn)	Total Leasable Floor Area (m^2)	Total Leased Floor Area (m^2)	Occupancy Ratio (%)	Percent of Leasing Operation Revenues (%)	Type
C-1	Frame Jinnan-zaka	10,241	4,655.71	4,655.71	100.0	4.6	Retail
A-40	Toranomon Toyo Building	9,921	6,339.73	6,183.57	97.5	3.6	Office
A-37	KDX Ochanomizu Building	6,474	5,863.96	5,863.96	100.0	2.9	Office
A-1	KDX Nihonbashi 313 Building	6,338	5,901.12	5,901.12	100.0	3.5	Office
A-32	KDX Shiba-Daimon Building	6,225	6,030.01	6,030.01	100.0	2.9	Office
A-13	KDX Kojimachi Building	5,892	3,809.74	3,699.89	97.1	2.6	Office
A-42	Karasuma Building (Note)	5,436	7,778.43	7,778.43	100.0	2.6	Office
B-19	Residence Charmante Tsukishima	5,383	7,711.14	7,711.14	100.0	2.4	Office
A-12	Portus Center Building	5,355	11,520.47	10,896.00	94.6	4.4	Residential
A-16	Toshin 24 Building	5,294	6,610.22	6,616.22	100.0	3.0	Office
Total		66,562	66,220.53	65,330.05	98.7	32.5	—

Note: The Investment Corporation had been planning to change the name of the "Karasuma Building" to "KDX Kyoto Karasuma Building". Due to the high name recognition of the building's current name, the plan to change the name was canceled.

3. Investment Portfolio

Real estate including trust beneficiary interests in real estate held by the Investment Corporation as of October 31, 2007 was as follows.

Type	Area	Property No.	Property Name	Location	Type of Specified Asset	Leasable Floor Area (m²)	Appraisal Value the End of Perio (Note1) (¥M)	Book Value (¥M)
Office	Tokyo Metropolitan Area	A-40	Toranomon Toyo Building	1-4-2 Toranomon, Minato-ku, Tokyo	Trust beneficiary interest in real estate	6,339.73	10,700	9,921
		A-37	KDX Ochanomizu Building	2-9 Kanda Surugadai, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	5,863.96	6,890	6,474
		A-1	KDX Nihonbashi 313 Building	3-13-5 Nihonbashi, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	5,901.12	7,630	6,338
		A-32	KDX Shiba-Daimon Building	2-10-8 Shiba-Daimon, Minato-ku, Tokyo	Trust beneficiary interest in real estate	6,030.01	6,550	6,225
		A-13	KDX Kojimachi Building	3-3-4 Kojimachi, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	3,809.74	6,400	5,892
		A-16	Toshin 24 Building	2-20-5 Minamisaiwai, Nishi-ku, Yokohama, Kanagawa	Trust beneficiary interest in real estate	6,610.22	5,870	5,294
		A-2	KDX Hirakawacho Building	1-4-12 Hirakawacho, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	4,447.07	5,780	5,189
		A-39	KDX Toranomon Building	1-4-3 Toranomon, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,966.56	4,770	4,902
		A-17	Ebisu East 438 Building	4-3-8 Ebisu, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	3,079.74	5,990	4,639
		A-3	Higashi-Kayabacho Yuraku Building	1-17-25 Shinkawa, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	4,413.17	6,220	4,564
		A-30	KDX Nishi-Gotanda Building	7-20-9 Nishi-gotanda Shinagawa-ku, Tokyo	Real Estate	3,875.43	4,840	4,347
		A-4	KDX Hatchobori Building	1-17-25 Shinkawa, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	3,325.04	3,950	3,593
		A-18	KDX Omori Building	1-6-8 Omori-kita, Ota-ku, Tokyo	Trust beneficiary interest in real estate	4,949.46	4,030	3,490
		A-19	KDX Hamamatsucho Building	2-7-19 Hamamatsucho, Minato-ku, Tokyo	Trust beneficiary interest in real estate	2,727.68	3,890	3,431
		A-29	KDX Higashi-Shinjuku	2-4-10 Kabukicho, Shinjuku-ku, Tokyo	Trust beneficiary	5,963.91	3,350	3,037

	Building		interest in real estate			
A-20	KDX Kayabacho Building	3-4-2 Nihonbashi Kayabacho, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	3,019.94	3,200	2,864
A-21	KDX Shinbashi Building	2-2-9 Shinbashi, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,704.65	3,070	2,706
A-22	KDX Shin-Yokohama Building	2-3-8 Shinyokohama, Kouhoku-ku, Yokohama, Kanagawa	Trust beneficiary interest in real estate	4,810.87	3,070	2,539
A-6	Harajuku F.F. Building	3-38-12 Sendagaya, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	3,068.36	3,290	2,518
A-5	KDX Nakano-Sakaue Building	3-30-4 Honcho, Nakano-ku, Tokyo	Trust beneficiary interest in real estate	4,391.37	2,680	2,492
A-14	KDX Funabashi Building	7-11-5 Honcho, Funabashi-shi, Chiba	Real Estate	3,885.53	2,540	2,446
A-15	KDX Hamacho Building	2-17-8 Nihonbashi Hamacho, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	3,102.43	3,060	2,408
A-27	KDX Kajicho Building	3-5-2 Kanda Kajicho, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	2,562.32	2,500	2,407
A-41	KDX Shinjuku 286 Building	2-8-6 Shinjuku, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	2,447.80	2,530	2,350
A-7	FIK Minami Aoyama	5-13-3 Minami Aoyama, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,823.64	3,360	2,306
A-33	KDX Okachimachi Building	5-24-16 Ueno, Taito-ku, Tokyo	Real Estate	1,792.54	2,010	2,091
A-23	KDX Yotsuya Building	1-22-5 Yotsuya, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	2,536.53	2,350	1,978
A-8	Kanda Kihara Building	3-5-8 Kanda-Kajicho, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	1,945.55	2,030	1,907
A-9	KDX Shinjuku-Gyoen Building	1-1-12 Shinjuku, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	2,105.18	2,140	1,633
A-26	KDX Kiba Building	5-12-8 Kiba, Koto-ku, Tokyo	Trust beneficiary interest in real estate	2,450.12	1,880	1,631
A-38	KDX Nishi-Shinjuku Building	7-22-45 Nishi-Shinjuku, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	1,605.72	1,520	1,573
A-31	KDX Monzen-Nakacho	1-14-1 Botan, Koto-ku, Tokyo	Real Estate	2,012.22	1,400	1,459

			Building					
		A-34	KDX Hon-Atsugi Building	4-9-18 Nakamachi, Atsugi-shi, Kanagawa	Trust beneficiary interest in real estate	2,747.27	1,320	1,341
		A-35	KDX Hachioji Building	12-7 Asahi-machi, Hachioji-shi, Tokyo	Trust beneficiary interest in real estate	2,179.88	1,160	1,259
		A-28	KDX Nogizaka Building	7-2-29 Roppongi, Minato-ku, Tokyo	Real Estate	1,236.39	1,070	1,132
		A-10	KDX Koishikawa Building	1-21-14 Koishikawa, Bunkyo-ku, Tokyo	Trust beneficiary interest in real estate	1,594.18	868	695
	Other Regional Areas	A-12	Portus Center Building	4-45-1 Ebisujimacho, Sakai, Osaka	Trust beneficiary interest in real estate	11,520.47	5,690	5,355
		A-24	KDX Minami Semba Dai-1 Building	2-1-10 Minami Semba, Chuo-ku, Osaka, Osaka	Trust beneficiary interest in real estate	3,108.17	1,660	1,592
		A-25	KDX Minami Semba Dai-2 Building	2-11-26 Minami Semba, Chuo-ku, Osaka, Osaka	Trust beneficiary interest in real estate	2,699.27	1,650	1,536
		A-11	Hakata-Ekimae Dai-2 Building	2-6-3 Hakata-Eki Higashi, Hakata-ku, Fukuoka, Fukuoka	Trust beneficiary interest in real estate	3,691.63	1,720	1,463
		A-36	KDX Niigata Building	2-5-1 Higashi-Odori, Niigata-shi, Niigata	Trust beneficiary interest in real estate	4,085.26	1,220	1,437
		A-42	Karasuma Building	85-1 Mikuracho Nishiiru Karasuma, Sanjyodori, Nakagyou-ku, Kyoto-shi, Kyoto	Trust beneficiary interest in real estate	7,778.43	5,560	5,436
		A-43	KDX Hakata Building	1-2-3 Hakata-eki Minami, Hakata-ku, Fukuoka, Fukuoka	Trust beneficiary interest in real estate	4,934.23	2,480	2,379
		A-44	KDX Sendai Building	1-2-20 Honcho, Aoba-ku, Sendai-shi, Miyagi	Trust beneficiary interest in real estate	3,955.02	2,130	2,120
	Total of 44 Office Buildings					164,087.81	156,048	140,411
Residential	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	3-26-8 Tsukishima, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	7,711.14	5,460	5,383
		B-20	Regalo Ochanomizu I&II	2-3-19 Hongo, Bunkyo-ku, Tokyo (I) 2-3-18 Hongo, Bunkyo-ku, Tokyo (II)	Trust beneficiary interest in real estate	4,280.92	3,670	3,634
		B-1	Storia Sirokane	4-7-8 Shiroganedai, Minato-ku, Tokyo	Trust beneficiary interest in real estate	3,617.32	3,370	3,163
		B-2	Tre di Casa Minami Aoyama	3-4-8 Minami Aoyama, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,680.79	2,680	2,475

		B-21	Regalo Shiba-Kouen	3-4-16 Shiba, Minato-ku, Tokyo	Trust beneficiary interest in real estate	2,507.52	2,280	2,280
		B-3	Court Mejiro	4-19-25 Shimo-Ochiai, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	2,046.79	1,190	1,258
		B-4	Apartments Motoazabu	2-1-19 Motoazabu, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,350.74	1,300	1,226
		B-5	Apartments Wakamatsu-Kawada	9-4 Yochomachi, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	1,607.43	1,250	1,186
		B-22	Chigasaki Socie Ni-bankan	2-1-38 Chigasaki, Chigasaki-shi, Kanagawa	Trust beneficiary interest in real estate	3,544.18	1,140	1,238
		B-6	Court Nihonbashi-Hakozaki	38-1 Nihonbashi Hakozakicho, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	1,537.38	1,220	1,129
		B-23	Court Nishi-Shinjuku	7-18-15 Nishi-shinjuku, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	1,345.92	1,160	1,145
		B-7	Side Denenchofu	40-14 Denenchofu Honcho, Ota-ku, Tokyo	Trust beneficiary interest in real estate	2,359.44	1,110	1,142
		B-34	Gradito Kawaguchi	3-3-7 Sakaecho, Kawaguchi-shi, Saitama	Trust beneficiary interest in real estate	1,619.34	1,070	1,084
		B-8	S-court Yokohama-Kannai	3-5-9 Bandaicho, Naka-ku, Yokohama, Kanagawa	Trust beneficiary interest in real estate	1,602.28	1,020	941
		B-24	Regalo Komazawa-Kouen	5-21-6 Komazawa, Setagaya-ku, Tokyo	Trust beneficiary interest in real estate	1,020.18	943	923
		B-9	Court Motoasakusa	4-8-10 Motoasakusa, Taito-ku Tokyo	Trust beneficiary interest in real estate	1,314.91	943	889
		B-25	Court Shin-Okachimachi	1-10-6 Motoasakusa, Taito-ku, Tokyo	Trust beneficiary interest in real estate	1,377.87	888	893
		B-11	Bloom Omotesando	5-39-7 Jingumae, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	705.30	962	887
		B-13	Human Heim Okachimachi	2-28-4 Taito, Taito-ku, Tokyo	Trust beneficiary interest in real estate	1,329.79	905	840
		B-26	Primo Regalo Kagurazaka	8-10 Tsukijicho, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	890.93	770	778

		B-27	Primo Regalo Youga	5-34-21 Seta, Setagaya-ku, Tokyo	Trust beneficiary interest in real estate	1,012.80	737	742
		B-28	Court Shimouma	1-21-8 Shimouma, Setagaya-ku, Tokyo	Trust beneficiary interest in real estate	829.05	644	650
	Other Regional Areas	B-29	Ashiya Royal Homes	20-10 Ohara-cho, Ashiya-shi, Hyogo	Trust beneficiary interest in real estate	3,999.01	2,420	2,482
		B-18	Venus Hibarigaoka	①2-24-1 Atsubetsuminami, Atsubetsu-ku, Sapporo-shi, Hokkaido②2-25-1 Atsubetsuminami, Atsubetsu-ku, Sapporo-shi, Hokkaido③2-26-1 Atsubetsuminami, Atsubetsu-ku, Sapporo-shi, Hokkaido	Trust beneficiary interest in real estate	12,829.64	1,710	1,943
		B-30	Regalo Ibaraki I&II	9-11 Takebashi, Ibaraki-shi, Osaka (I) 9-12 Takebashi, Ibaraki-shi, Osaka (II)	Trust beneficiary interest in real estate	4,701.87	1,620	1,632
		B-31	Collection Higashi-Sakura	1-5-10 Higashi-Sakura, Higashi-ku, Nagoya, Aichi	Trust beneficiary interest in real estate	2,685.31	1,150	1,327
		B-32	Renaissance 21 Hirao Jousui-machi	55 Hirao Jousui-machi, Chuo-ku, Fukuoka-shi, Fukuoka	Trust beneficiary interest in real estate	2,098.68	964	921
		B-33	Montore Nishikouen Bay Court	3-5-7 Minato, Chuo-ku, Fukuoka-shi, Fukuoka	Trust beneficiary interest in real estate	2,522.16	831	842
		B-16	Abreast Hara	1-520-1 Hara, Tenpaku-ku, Nagoya, Aichi	Trust beneficiary interest in real estate	1,436.33	494	439
		B-17	Abreast Hirabari	4-1601 Hirabari, Tenpaku-ku, Nagoya, Aichi	Trust beneficiary interest in real estate	1,701.68	457	408
	Total Residential Properties					77,236.70	44,358	43,896
Central Urban Retail	Tokyo Metropolitan Area	C-1	Frame Jinnan-zaka	1-18-2 Jinnan, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	4,655.71	11,900	10,241
		C-2	KDX Yoyogi Building	1-38-5 Yoyogi, Shibuya-ku, Tokyo	Real estate / Trust beneficiary interest in real estate	1,175.38	2,540	2,621
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	1-12-64 Daimyo, Chuo-ku, Fukuoka-shi, Fukuoka	Trust beneficiary interest in real estate	1,497.47	3,810	3,678
	Total Central Urban Retail Properties					7,328.56	18,250	16,541
Total						248,653.07	218,656	200,849

Leasing details for each property within the Investment Corporation's investment portfolio for the fifth fiscal period are as follows.

Type	Area	Property No.	Property Name	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)				Fifth Fiscal Period (May 1, 2007 to October 31, 2007)			
				No. of Tenants at the End of Period (Note 2)	Occupancy Ratio at the End of Period (%)	Total of Rental Revenues during the Period (¥mn)	Ratio of the Total Rental Revenues (%)	No. of Tenants at the End of Period (Note 2)	Occupancy Ratio at the End of Period (%)	Total of Rental Revenues during the Period (¥mn)	Ratio of the Total Rental Revenues (%)
Office	Tokyo Metropolitan Area	A-40	Toranomon Toyo Building	-	-	-	-	12	97.5	256	3.6
		A-37	KDX Ochanomizu Building	7	100.0	35	0.6	6	100.0	211	2.9
		A-1	KDX Nihonbashi 313 Building	9	98.9	227	4.0	9	100.0	252	3.5
		A-32	KDX Shiba-Daimon Building	8	93.0	53	1.0	9	100.0	206	2.9
		A-13	KDX Kojimachi Building	9	97.1	176	3.1	9	97.1	186	2.6
		A-16	Toshin 24 Building	14	100.0	208	3.7	14	100.0	213	3.0
		A-2	KDX Hirakawacho Building	19	100.0	177	3.1	19	100.0	189	2.6
		A-39	KDX Toranomon Building	-	-	-	-	6	100.0	17	0.2
		A-17	Ebisu East 438 Building	7	100.0	153	2.7	7	100.0	162	2.3
		A-3	Higashi-Kayabacho Yuraku Building	6	89.1	144	2.6	8	100.0	169	2.4
		A-30	KDX Nishi-Gotanda Building	4	73.7	32	0.6	5	100.0	150	2.1
		A-4	KDX Hatchobori Building	6	100.0	132	2.4	6	100.0	138	1.9
		A-18	KDX Omori Building	12	100.0	162	2.9	11	100.0	164	2.3
		A-19	KDX Hamamatsucho Building	7	100.0	110	2.0	8	100.0	116	1.6
		A-29	KDX Higashi-Shinjuku Building	10	100.0	109	1.9	9	92.6	129	1.8
		A-20	KDX Kayabacho Building	5	84.9	112	2.0	6	100.0	107	1.5
		A-21	KDX Shinbashi Building	4	100.0	90	1.6	4	100.0	91	1.3
		A-22	KDX Shin-Yokohama Building	20	100.0	113	2.0	20	99.6	118	1.6
		A-6	Harajuku F.F. Building	3	100.0	114	2.0	3	100.0	117	1.6
		A-5	KDX Nakano-Sakaue Building	24	100.0	104	1.9	25	100.0	107	1.5
		A-14	KDX Funabashi Building	18	100.0	106	1.9	17	100.0	107	1.5
		A-15	KDX Hamacho Building	8	100.0	93	1.7	8	100.0	106	1.5
		A-27	KDX Kajicho Building	7	100.0	69	1.2	8	85.8	75	1.0

		A-41	KDX Shinjuku 286 Building	-	-	-	-	9	100.0	75	1.0
		A-7	FIK Minami Aoyama	5	100.0	87	1.5	5	100.0	91	1.3
		A-33	KDX Okachimachi Building	5	100.0	29	0.5	5	100.0	70	1.0
		A-23	KDX Yotsuya Building	3	100.0	93	1.7	3	100.0	95	1.3
		A-8	Kanda Kihara Building	9	100.0	68	1.2	9	100.0	70	1.0
		A-9	KDX Shinjuku-Gyoen Building	1	100.0	72	1.3	1	100.0	73	1.0
		A-26	KDX Kiba Building	7	100.0	54	1.0	7	100.0	69	1.0
		A-38	KDX Nishi-Shinjuku Building	9	100.0	7	0.1	9	100.0	55	0.8
		A-31	KDX Monzen-Nakacho Building	5	100.0	27	0.5	4	84.4	47	0.7
		A-34	KDX Hon-Atsugi Building	10	100.0	23	0.4	10	100.0	67	0.9
		A-35	KDX Hachioji Building	6	96.4	16	0.3	6	85.6	49	0.7
		A-28	KDX Nogizaka Building	5	100.0	37	0.7	4	87.7	36	0.5
		A-10	KDX Koishikawa Building	5	100.0	36	0.6	5	100.0	37	0.5
	Other Regional Areas	A-12	Portus Center Building	32	97.1	309	5.5	29	94.6	317	4.4
		A-24	KDX Minami Semba Dai-1 Building	9	100.0	68	1.2	9	100.0	70	1.0
		A-25	KDX Minami Semba Dai-2 Building	22	93.6	60	1.1	22	93.6	63	0.9
		A-11	Hakata-Ekimae Dai-2 Building	38	95.8	84	1.5	38	94.4	82	1.1
		A-36	KDX Niigata Building	22	83.9	26	0.5	22	71.2	83	1.2
		A-42	Karasuma Building	-	-	-	-	30	100.0	187	2.6
		A-43	KDX Hakata Building	-	-	-	-	33	100.0	92	1.3
		A-44	KDX Sendai Building	-	-	-	-	27	97.1	83	1.2
Total of 44 Office Buildings				400	95.7	3,636	64.4	516	97.5	5,219	72.4
Residential	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	–	100.0	168	3.0	–	100.0	169	2.4
		B-20	Regalo Ochanomizu I&II	131	98.0	109	1.9	136	97.2	107	1.5
		B-1	Storia Sirokane	39	88.6	108	1.9	44	93.5	109	1.5
		B-2	Tre di Casa Minami Aoyama	18	92.5	73	1.3	18	94.8	73	1.0
		B-21	Regalo Shiba-Kouen	62	100.0	66	1.2	59	94.9	68	0.9
		B-3	Court Mejiro	19	95.0	44	0.8	20	100.0	43	0.6
		B-4	Apartments Motoazabu	19	91.7	39	0.7	20	97.4	38	0.5
		B-5	Apartments Wakamatsu-Kawada	32	97.8	39	0.7	31	94.6	37	0.5
		B-22	Chigasaki Socio Ni-bankan	49	98.1	45	0.8	45	89.6	44	0.6
		B-6	Court Nihonbashi-Hakozaki	55	98.4	39	0.7	57	96.7	39	0.5

		B-23	Court Nishi-Shinjuku	50	90.9	34	0.6	54	100.0	34	0.5
		B-7	Side Denenchofu	30	97.2	39	0.7	33	97.2	38	0.5
		B-34	Gradito Kawaguchi	2	100.0	32	0.6	2	100.0	32	0.5
		B-8	S-court Yokohama-Kannai	68	97.4	37	0.7	68	97.4	38	0.5
		B-24	Regalo Komazawa-Kouen	30	95.6	27	0.5	31	97.8	27	0.4
		B-9	Court Motoazabu	43	97.5	32	0.6	38	88.3	31	0.4
		B-25	Court Shin-Okachimachi	37	91.6	28	0.5	38	90.7	28	0.4
		B-11	Bloom Omotesando	6	100.0	27	0.5	5	82.8	25	0.3
		B-13	Human Heim Okachimachi	9	100.0	34	0.6	9	100.0	29	0.4
		B-26	Primo Regalo Kagurazaka	32	100.0	23	0.4	32	97.2	23	0.3
		B-27	Primo Regalo Youga	19	100.0	22	0.4	17	100.0	23	0.3
		B-28	Court Shimouma	28	96.7	19	0.3	28	96.9	20	0.3
	Other Regional Areas	B-29	Ashiya Royal Homes	18	89.0	76	1.4	20	100.0	87	1.2
		B-18	Venus Hibarigaoka	91	98.7	90	1.6	90	94.4	94	1.3
		B-30	Regalo Ibaraki I&II	52	96.0	50	0.9	50	90.1	65	0.8
		B-31	Collection Higashi-Sakura	64	98.5	40	0.7	54	86.1	38	0.5
		B-32	Renaissance 21 Hirao Jousui-machi	20	91.6	37	0.7	22	95.8	32	0.4
		B-33	Montore Nishikouen Bay Court	33	97.2	41	0.7	33	97.2	33	0.5
		B-16	Abreast Hara	36	97.8	22	0.4	35	97.8	22	0.3
		B-17	Abreast Hirabari	32	100.0	20	0.4	32	100.0	20	0.3
	Total of 32 Residential Properties			1,124	96.5	1,516	26.9	1,120	95.5	1,469	20.4
Central Urban Retail	Tokyo Metropolitan Area	C-1	Frame Jinnan-zaka	11	91.7	301	5.3	15	100.0	333	4.6
		C-2	KDX Yoyogi Building	10	100.0	84	1.5	10	100.0	78	1.1
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	1	100.0	108	1.9	1	100.0	108	1.5
	Total of 3 Retail			25	94.7	494	8.8	26	100.0	519	7.2
Total				1,549	95.9	5,647	100.0	1,662	96.9	7,208	100.0

Notes:

1. Appraisal values (end of the fifth fiscal period) are based on the asset valuation method and standards outlined in the Investment Corporation's Articles of Incorporation and regulations formulated by the Investment Trusts Association, Japan. Appraisal values are drawn from either the appraisal reports or valuation reports preprared by the appraisers. Appraisal values are adopted from reports prepared by the Japan Real Estate Institute, Daiwa Real Estate Appraisal Co., Ltd. and Nippon Tochi-Tatemono Limited.
2. The number of tenants refers to the number of end-tenants for each property. Subtotal and total figures have been adjusted for duplication in the case of multiple buildings in a single property.

4. Contract Amounts and Market Values of Specific Transactions

The following summarizes the notional amounts and the estimated fair value of the interested-related positions outstanding at October 31, 2007:

Classification	Type	Notional Amount (Millions of Yen)		Fair Market Value (Millions of Yen) (Note 2)
		(Note 1)	More than One Year (Note 1)	
Non-market transactions	Interest-rate swap : Fixed rate payable and floating rate receivable	45,300	32,300	Δ6
Total		45,300	32,300	Δ6

Notes:

1. Contract amounts for interest-rate swap agreements are based upon assumed principal.
2. Because the aforementioned transaction meets the criteria for special treatment in the financial products accounting rule, the fair market value is omitted.

5. Other Assets

The Investment Corporation mainly invests in trust beneficiary interests in real estate as detailed previously in "3. Investment Portfolio." As of October 31, 2007, the Investment Corporation has not invested in specified assets other than those identified in the table.

Capital Expenditure

1. Planned capital expenditures

Major capital expenditure plans for renovation of properties in which the Investment Corporation holds a trust beneficiary interest for the sixth fiscal period (November 1, 2007 to April 30, 2008) are as follows. Planned capital expenditure includes portions classified into expenses for accounting purposes.

Property Name (Location)	Purpose	Schedule	Planned Amount of Capital Expenditure (Millions of Yen)		
			Total	Paid in the Fiscal Period Under Review	Total Amount Previously Paid
KDX Higashi-Shinjuku Building (Shinjuku-ku, Tokyo)	Upgrade of individual air conditioning system, other	November 2007 to April 2008	181	–	–
KDX Shiba-Daimon Building (Minato-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	164	–	–
KDX Hirakawa-cho Building (Chiyoda-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	110	–	–
KDX Hachioji Building (Hachioji-shi, Tokyo)	Upgrade of individual air conditioning system, other	As above	100	–	–
KDX Okachimachi Building (Taito-ku, Chiba)	Upgrade of individual air conditioning system, other	As above	95	–	–
KDX Sendai Building (Sendai-shi, Miyagi)	Renovation for restrooms, other	As above	70	–	–
KDX Omori Building (Ota-ku, Chiba)	Renovation for external wall, other	As above	51	–	–

2. Capital Expenditures During the Fiscal Period Under Review

The Investment Corporation undertook the following major capital expenditures as follows. In the fiscal period under review, the Investment Corporation completed work across its entire portfolio totaling ¥1,357 million. This total comprised of ¥1,238 million in capital expenditures and ¥119 million for repairs, maintenance and renovation expenses.

Property Name (Location)	Purpose	Schedule	Amount of Capital Expenditures (Millions of Yen)
KDX Toranomon Building (Minato-ku, Tokyo)	Renovation for the entire building	May 2007 to October 2007	330
KDX Shiba-Daimon Building (Minato-ku, Tokyo)	Renovation for external wall, upgrade of individual air conditioning system, other	As above	82
Ashiya Royal Homes (Ashiya-shi, Hyogo)	Upgrade of indoor facilities, other	As above	82
KDX Niigata Building (Niigata-shi, Niigata)	Renewal work for common use areas, upgrade of air conditioning system, other	As above	69
KDX Hachioji Building (Hachioji-shi, Tokyo)	Upgrade of individual air conditioning system, other	As above	54
KDX Higashi-Shinjuku Building (Shinjuku-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	50
KDX Funabashi Building (Funabashi-shi, Chiba)	Renovation for external wall, other	As above	46
KDX Kajicho Building (Chiyoda-ku, Tokyo)	Renovation for external wall, other	As above	45
KDX Hamacho Building (Chuo-ku, Tokyo)	Renovation for external wall, other	As above	31
KDX Shinjuku 286 Building (Shinjuku-ku, Tokyo)	Upgrade of restrooms, renewal work for security system other	As above	28

KDX Minami Semba Dai-1 Building (Osaka-shi, Osaka)	Renovation for external wall, other	As above	27
KDX Kiba Building (Koto-ku, Tokyo)	Renovation for external wall, other	As above	17
KDX Nogizaka Building (Minato-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	13
KDX Koishikawa Building (Bunkyo-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	7
Others			351
Portfolio Total			1,238

3. Long-Term Repairs, Maintenance and Renovation Plans

The Investment Corporation formulates long-term repairs, maintenance and renovation plans on an individual investment property basis and allocates a portion of its cash flows generated during the period to a reserve for repairs, maintenance and renovation to meet large-scale renovation over the medium- to long-terms. The following amount has been transferred to the reserve from period cash flows.

(Millions of Yen)

Fiscal period	First Fiscal Period	Second Fiscal Period	Third Fiscal Period	Fourth Fiscal Period	Fifth Fiscal Period
Reserve for the end of the previous period	—	92	165	288	406
Reserve for the fiscal period under review	92	130	148	118	370
Reversal of reserve for the fiscal period under review	—	57	26	0	—
Reserve bring to the next period	92	165	288	406	777

Expenses and Liabilities

1. Details for Expenses

(Unit : Thousands of Yen)

Item	Fourth Fiscal Period	Fifth Fiscal Period
(a) Asset management fees	306,965	369,009
(b) Custodian fees	17,928	20,456
(c) Administrative service fees	48,672	52,108
(d) Directors' salaries	5,400	5,400
(e) Audit fees	7,800	7,800
(f) Other operating expenses	97,309	76,818
Total	484,075	531,592

Note : In addition to the asset management fees indicated in the above table, a total of ¥117,550 thousand for the fourth fiscal period and ¥55,000 thousand for the fifth fiscal period, representing property acquisition management fees, was included in the book values of individual real estate assets.

2. Debt Financing

Debt financing on a financial institution basis as of October 31, 2007 was as follows.

Classification	Lender	Drawdown Date	Balance at End of Previous Period (¥M)	Balance at End of Current Period (¥M)	Interest Rate (Note 1)	Repayment Date	Payment Method	Usage	Remarks
Short-Term Borrowings	Aozora Bank, Ltd.	July 31, 2006	2,000	-	0.883	July 31, 2008	Full on maturity	(Note 2)	Unsecured/ Unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1,000	-					
	Resona Bank, Ltd.		500	-					
	Mitsubishi UFJ Trust and Banking Corporation		500	-					
	The Chuo Mitsui Trust and Banking Co., Ltd.	September 20, 2006	3,000	-	0.910	September 20, 2007			
	Resona Bank, Ltd.		1,000	-					
	Mitsubishi UFJ Trust and Banking Corporation	October 31, 2006	1,000	-	0.959	October 31, 2007			
	Sumitomo Mitsui Banking Corporation	December 1, 2006	500	-	0.970	November 30, 2007			
	Resona Bank, Ltd.	January 19, 2007	500	-	0.910	January 18, 2008			
	The Chiba Bank, Ltd.		500	-					
	The Chuo Mitsui Trust and Banking Co., Ltd.	March 1, 2007	250	-	1.020	February 29, 2008			
	Sumitomo Mitsui Banking Corporation		1,750	750					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		500	500					
	Mitsubishi UFJ Trust and Banking Corporation		1,000	-					
	Aozora Bank, Ltd.	April 2, 2007	2,000	-	0.945	October 2, 2007			
	Mitsubishi UFJ Trust and Banking Corporation		1,500	-	0.965	April 2, 2008			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1,000	-	1.015				
	Aozora Bank, Ltd.	July 31, 2007	-	2,000	1.045	July 31, 2008			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		-	1,000	1.015				
	The Chuo Mitsui Trust and Banking Co., Ltd.	September 20, 2007	-	1,250	1.035	September 20, 2008			
	Mitsubishi UFJ Trust and Banking Corporation	October 31, 2007	-	1,000	1.100	October 31, 2008			
	Sub Total		18,500	6,500					
Current Portion of Long-Term Borrowings	Sumitomo Mitsui Banking Corporation	November 1, 2005	1,500	-	0.769	October 31, 2007	Full on maturity	(Note 2)	Unsecured/ Unguaranteed
	Mitsubishi UFJ Trust and Banking Corporation (Note3)	August 1, 2005	2,700	2,700	0.869	July 31, 2008			
	The Norinchukin Bank (Note 3)		2,500	2,500					
	The Chiba Bank, Ltd. (Note 3)		1,200	1,200					
	The Chuo Mitsui Trust and Banking Co., Ltd. (Note 3)		1,000	1,000					
	Sumitomo Mitsui Banking Corporation (Note 3)		1,000	1,000					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Note)		800	800					
	Resona Bank, Ltd. (Note 3)		300	300					
	The Norinchukin Bank (Note 3)	November 1, 2005	3,000	3,000	1.090	October 31, 2008			
	Resona Bank, Ltd. (Note 3)		500	500					
	Sub Total		14,500	13,000					

Long-Term Borrowings	The Chuo Mitsui Trust and Banking Co., Ltd.	August 1, 2005	3,750	3,750	1.288	July 31, 2010			
	Sumitomo Mitsui Banking Corporation		3,750	3,750					
	Mitsubishi UFJ Trust and Banking Corporation		1,500	1,500					
	Resona Bank, Ltd.		500	500					
	Aozora Bank, Ltd.	December 8, 2005	1,500	1,500	1.098	December 7, 2008			
	Resona Bank, Ltd.		500	500					
	The Chiba Bank, Ltd.	March 1, 2006	800	800	1.449	February 28, 2009			
	Aozora Bank, Ltd.		500	500					
	Mitsui Sumitomo Insurance Co., Ltd.		700	700					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 16, 2006	2,500	2,500	1.476	March 16, 2009			
	Aozora Bank, Ltd.	May 1, 2006	2,000	2,000	1.629	April 30, 2009			
	The Chuo Mitsui Trust and Banking Co., Ltd.		1,500	1,500					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1,000	1,000					
	Mitsubishi UFJ Trust and Banking Corporation		1,000	1,000					
	Resona Bank, Ltd.		1,000	1,000					
	Aozora Bank, Ltd.		1,500	1,500	2.199	April 30, 2011			
	Mitsui Sumitomo Insurance Co., Ltd.		1,000	1,000					
	Development Bank of Japan		5,000	5,000	2.731	April 30, 2016			
	Mitsubishi UFJ Trust and Banking Corporation	July 14, 2006	1,000	1,000	2.149	July 13, 2011			
	Development Bank of Japan	September 1, 2006	3,000	3,000	2.124	August 31, 2013			
	The Norinchukin Bank	December 1, 2006	2,500	2,500	1.964	November 30, 2011			
	Sumitomo Mitsui Banking Corporation	April 2, 2007	2,000	2,000	1.574	April 2, 2010			
	The Chuo Mitsui Trust and Banking Co., Ltd.		2,000	2,000	1.875	April 2, 2012			
	The Norinchukin Bank	April 17, 2007	3,000	1,500	1.264	April 16, 2011			
	Sumitomo Mitsui Banking Corporation	October31, 2007	-	2,000	1.339	October 31, 2009			
	Sub Total		43,500	44,000					
	Total		76,500	63,500					

Notes:

1. The average interest rate is the weighted-average interest rate for the fiscal period. The Investment Corporation entered into interest-rate swap transactions with the aim of minimizing the risk of future increase in interest rates. The effect of interest-rate swap transactions has been incorporated into calculations for the weighted-average interest rate.
2. Funds procured through debt financing were used to acquire real estate or trust beneficiary interests in real estate and to repay borrowings.
3. This debt is listed in the long-term debt to be repaid from this fiscal period and was listed in long-term debt in the previous fiscal period.

3. Investment Corporation Bonds

The status of the investment corporation bonds as of October 31, 2007 are as follows.

(Millions of Yen)

	Issuance Date	Balance at the End of Previous Period (Millions of Yen)	Balance at the End of current Period (Millions of Yen)	Interest Rate (%)	Redemption Date	Payment Method	Usage	Remarks
First Series Bonds	March 15, 2007	9,000	9,000	1.74	March 15, 2012	Full on maturity	(Note1)	(Note2)
Second Series Bonds		3,000	3,000	2.37	March 15, 2017			
Total		12,000	12,000					

Notes:

1. Funds procured through issuance of investment corporation bonds were used to repay borrowings.
2. Ranking *pari passu* among the Specified Investment Corporation Bonds.

Purchase and Sales during the Fiscal Period Under Review

1. Status of Real Estate and Securities Backed by Real Estate Purchase and Sales

(Millions of Yen)

Type	Area	No.	Property Name	Purchase		Sales			
				Date of Acquisition	Acquisition Price (Millions of Yen)	Date of Sales	Sales Price (Millions of Yen)	Book Value (Millions of Yen)	Capital Gain (Loss) (Millions of Yen)
Office	Tokyo Metropolitan Area	A-40	Toranomon Toyo Building	June 1, 2007	9,850	-	-	-	-
		A-41	KDX Shinjuku 286 Building	June 1, 2007	2,300	-	-	-	-
	Other Regional Areas	A-42	Karasuma Building	June 1, 2007	5,400	-	-	-	-
		A-43	KDX Hakata Building	June 1, 2007	2,350	-	-	-	-
		A-44	KDX Sendai Building	June 1, 2007	2,100	-	-	-	-
	Total				22,000	-	-	-	-

Note: Acquisition prices are the sales amounts recorded in trust beneficiary interest agreements exclusive of associated costs such as brokerage fees and taxes.

2. Status of Other Assets Acquisition and Transfer

Assets other than the aforementioned real estate and securities backed by real estate mainly comprised bank deposits and trust fund bank deposits.

3. Specified Asset Value Survey

1. Real Estate and Other Specified Assets

Type	Area	No.	Property Name	Purchase / Sales	Type of Specified Asset	Acquisition / Sales Date	Acquisition / Sales Price (¥mn)	Specified Asset Survey Value(¥mn)
Office	Tokyo Metropolitan Area	A-40	Toranomon Toyo Building	Purchase	Trust beneficiary interest in real estate	June 1, 2007	9,850	9,870
		A-41	KDX Shinjuku 286 Building	Purchase	Trust beneficiary interest in real estate	June 1, 2007	2,300	2,340
	Other Regional Areas	A-42	Karasuma Building	Purchase	Trust beneficiary interest in real estate	June 1, 2007	5,400	5,440
		A-43	KDX Hakata Building	Purchase	Trust beneficiary interest in real estate	June 1, 2007	2,350	2,370
		A-44	KDX Sendai Building	Purchase	Trust beneficiary interest in real estate	June 1, 2007	2,100	2,130

Notes:

1. The specified asset value survey was prepared by Ernst & Young ShinNihon at the time of asset acquisition based on Audit Committee Report No. 23, "Investigation of Values of Specified Assets Held by Investment Trusts and Investment Corporations," issued by the *Japanese Institute of Certified Public Accountants*. In addition to the survey value above, the Investment Corporation has received a survey report containing items necessary in the identification of real estate including location, lot number and other information.
2. Acquisition prices are the sales amounts recorded in trust beneficiary interest agreements exclusive of associated costs such as brokerage fees and taxes.

2. Other

The Investment Corporation has commissioned Ernst & Young ShinNihon to conduct price surveys for transactions prescribed under Article 34.4 of the Investment Trust Law, outside those listed in the table "Specified Asset Value Survey."
The relevant transactions between during the period commencing May 1, 2007 through October 31, 2007 comprise four interest-rate swap transactions. The Investment Corporation has received a survey report from Ernst & Young ShinNihon in connection with these transactions.
The commissioned survey addressed all aspects of the relevant interest-rate swap transactions including the name of each counterparty, currency, contracted rate of interest, term and other items

4. Details of Related-Party Transactions

(1) Details

There were no related-party transactions under the Investment Trust Law.

(2) Fees

Classification	Total Fees (A) (Thousands of Yen)	Details of fees and other payments to related parties		Ratio (B /A)%
		Payment Recipient	Amount of Fee (B) (Thousands of Yen)	
Leasing management fees	256,842	Kenedix Advisors Co., Ltd.	256,842	100.0
Management transfer fees	10,800	As above	10,800	100.0
Construction supervision fees	40,197	As above	40,197	100.0

Note: Related parties in the above table are the related parties for the Asset Management Company, which are defined under Implementation Ordinance No. 123 of the Investment Trust Law. Transaction details and commissions paid to Kenedix Advisors and Y.K. KWO Fourth during the fiscal period under review are listed in the above table.

5. Condition of Transactions with the Consigned Asset Management Company for Additional Services

The Asset Management Company does not provide additional services related to securities, purchase and sale of lots or buildings, or specified joint real estate business, and accordingly there are no such transactions.

Accounting

1. Assets, Liabilities, Unitholders' Equity, Profit and Loss, and Income and Retained Earnings

Please refer to III. Balance Sheets, IV. Statements of Income and V. Statements of Changes in Unitholder's Equity for details relating to assets, liabilities, unitholders' equity, profit and loss, and income and retained earnings.

2. Change in the Method for Calculating Depreciation

Not applicable.

3. Change in the Method for Asset Valuation

Not applicable

Other

1. Notification

Details of major agreements executed and amended during the fiscal period under review and confirmed by the Investment Corporation's Board of Directors are provided as follows :

Approval Date	Agreement	Details
May 14, 2007	Approval of New Investment Unit Purchase Agreements in connection with New Investment Unit Underwriting Agreement	The Investment Corporation appointed NOMURA SECURITIES CO., LTD. (Note 1) and 6 other companies as underwriters for the offering of additional new investment units. The decision to issue additional new investment units was approved at the Board of Directors' meeting on May 14, 2007.
	Approval of International Purchase Agreement in connection with New Investment Unit Underwriting Agreement	The Investment Corporation appointed UBS Investment Bank (Note 2) and 2 other companies as underwriters for the offering of additional new investment units. The decision to issue additional new investment units was approved at the Board of Directors' meeting on May 14, 2007.

Notes:

1. UBS Securities Japan Ltd., Daiwa Securities SMBC Co. Ltd., Nikko Citigroup Limited, Mizuho Securities Co., Ltd., Mitsubishi UFJ Securities Co., Ltd., Mito Securities Co., Ltd.
2. NOMURA INTERNATIONAL PLC, Deutsche Bank

2. Others

Unless otherwise stated, figures are rounded down and ratios are rounded down.

III. Balance Sheets

	Fifth Fiscal Period (As of October 31, 2007)		Fourth Fiscal Period (Reference) (As of April 30, 2007)	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
ASSETS				
I. Current assets	12,570,970	5.9	9,333,184	4.9
Cash and bank deposits	6,561,025		3,740,550	
Entrusted deposits	5,762,315		5,182,512	
Rental receivables	141,910		75,124	
Prepaid expenses	44,987		29,845	
Consumption tax refundable	47,551		302,040	
Other current assets	13,181		3,111	
II. Fixed assets	200,932,798	94.0	178,896,941	95.0
1. Property and equipment, at cost *1	200,564,337	93.8	178,516,827	94.8
Buildings	4,815,619		4,818,319	
Structures	49,270		52,061	
Machinery and equipment	24,413		28,741	
Tools, furniture and fixtures	7,639		3,500	
Land	7,918,083		7,910,082	
Buildings held in trust	62,666,733		59,002,008	
Structures held in trust	241,537		236,337	
Machinery and equipment held in trust	668,470		675,401	
Tools, furniture and fixtures held in trust	543,466		513,193	
Land held in trust	123,629,101		105,277,180	
2. Intangible fixed asset	285,350	0.1	285,144	0.1
Land leasehold	285,350		285,144	
3. Investment and other assets	83,110	0.1	94,969	0.1
Leasehold and security deposits	12,411		11,649	
Long-term prepaid expenses	68,165		83,320	
Derivative assets	2,534		-	
III. Deferred assets	260,220	0.1	170,551	0.1
Organization costs	25,448		30,538	
Investment Corporation Issuance Costs	62,997		68,875	
Unit Issuance Costs	171,774		71,138	
Total assets	213,763,989	100.0	188,400,678	100.0

	Fifth Fiscal Period (As of October 30, 2007)		Fourth Fiscal Period (Reference) (As of April 30, 2007)	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
LIABILITIES				
I Current liabilities	21,245,911	9.9	21,444,151	
Trade payables	358,328		275,299	
Short-term debt *2	6,500,000		18,500,000	
Current maturities of long term debt	13,000,000		1,500,000	
Other payables	168,666		138,451	
Accrued expenses	74,940		86,742	
Accrued income taxes	658		543	
Rents received in advance	1,141,332		916,372	
Deposits received	1,985		26,743	
II Long-term liabilities	64,756,142	30.3	76,078,756	40.4
Investment Corporation bonds issued	12,000,000		12,000,000	
Long-term debt	44,000,000		56,500,000	
Leasehold and security deposits received	647,396		626,499	
Leasehold and security deposits held in trust received	8,102,312		6,952,256	
Derivative liability	6,434		-	
Total liabilities	86,002,054	40.2	97,522,908	51.8
(Net assets)*1				
I. Unitholder's equity	127,765,834	59.8	90,877,769	48.2
1. Capital stock	124,973,750	58.5	88,729,652	47.1
2. Retained earnings	2,792,084	1.3	2,148,117	1.1
Retained earnings at end of period	2,792,084		2,148,117	
II. Valuation and translation adjustments	△3,899	△0.0	–	–
Unrealized gain from deferred hedge	△3,899		–	
Total net assets	127,761,934	59.8	90,877,769	48.2
Total liabilities and net assets	213,763,989	100.0	188,400,678	100.0

IV. Statements of Income and Retained Earnings

	Fifth Fiscal Period (As of October 31, 2007)		Fourth Fiscal Period (Reference) (As of April 30, 2007)	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
1. Operating revenues	7,208,246	100.0	5,778,210	100.0
Rental revenues *1	6,334,707		4,965,303	
Other rental revenues *1	873,538		682,158	
Profit on sale of trust beneficiary interests in real estate*2	-		130,748	
2. Operating expenses	3,737,320	51.8	3,091,465	53.5
Property-related expenses *1	3,205,728		2,607,389	
Asset management fees	369,009		306,965	
Directors' salaries	5,400		5,400	
Custodian fees	20,456		17,928	
Administrative service fees	52,108		48,672	
Audit fees	7,800		7,800	
Other operating expenses	76,818		97,309	
Operating income	3,470,925	48.2	2,686,744	46.5
3. Non-operating revenues	11,934	0.2	9,716	0.2
Interest income	7,794		2,137	
Other Non-operating revenues	4,140		7,578	
4. Non-operating expenses	689,794	9.6	547,581	9.5
Interest expense	481,855		450,605	
Investment corporation bonds interest	113,304		29,320	
Financing related expense	24,338		20,595	
Amortization of bonds issuance costs	5,877		1,501	
Amortization of unit issuance costs	41,468		17,784	
Amortization of organization costs	5,089		5,089	
Other non-operating expenses	17,859		22,685	
Ordinary income	2,793,065	38.7	2,148,879	37.2
Income before income taxes	2,793,065	38.7	2,148,879	37.2
Current income taxes	1,029	0.0	816	0.0
Deferred income taxes	△5		4	
Net Income	2,792,040	38.7	2,148,058	37.2
Retained earnings at the beginning of period	43		59	
Retained earnings at the end of period	2,792,084		2,148,117	

V. Statements of Changes in Unitholder's Equity

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)

(Thousands in Yen)

	Unitholder's Equity			Valuation and Translation Adjustments		Total Net Assets
	Capital Stock	Retained Earnings Retained Earnings at end-period	Total Unitholder's Equity	Unrealized gain from Deferred Hedge	Total Valuation and Translation Adjustments	
Balance at the beginning of a period	88,729,652	2,148,117	90,877,769	–	–	90,877,769
Changes during the fiscal period						
New unit issuance	36,244,098	–	36,244,098	–	–	36,244,098
Payment of dividends	–	Δ2,148,074	Δ2,148,074	–	–	Δ2,148,074
Net Income	–	2,792,040	2,792,040	Δ3,899	Δ3,899	2,792,040
Interest-rate swap	–	–	–	Δ3,899	Δ3,899	Δ3,899
Total changes during the fiscal period	36,244,098	643,966	36,888,064	Δ3,899	Δ3,899	36,884,165
Balance at the end of period	124,973,750	2,792,084	127,765,834	Δ3,899	Δ3,899	127,761,934

(Reference)Fourth Fiscal Period (November 1, 2006 to April 30, 2007)

(Thousands in Yen)

	Unitholder's Equity			Valuation and Translation Adjustments		Total Net Assets
	Capital Stock *1	Retained Earnings Retained Earnings at end-period	Total Unitholder's Equity	Unrealized gain from Deferred Hedge	Total Valuation and Translation Adjustments	
Balance at the beginning of a period	88,729,652	2,124,112	90,853,764	79,532	79,532	90,933,297
Changes during the fiscal period						
Payment of dividends	–	Δ2,124,053	Δ2,124,053	–	–	Δ2,124,053
Net Income	–	2,148,058	2,148,058	–	–	2,148,058
Interest-rate swap	–	–	–	Δ79,532	Δ79,532	Δ79,532
Total changes during the fiscal period	–	24,005	24,005	Δ79,532	Δ79,532	Δ55,527
Balance at the end of period	88,729,652	2,148,117	90,877,769	–	–	90,877,769

VI. Notes

[Important Accounting Standards]

	Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Fourth Fiscal Period (Reference) (November 1, 2006 to April 30, 2007)
1. Depreciation of fixed assets	(1) Property and equipment (includes trust assets) The straight-line method is applied. Useful lives of the assets ranging are as follows: Buildings: 2 to 46 years Structures: 2 to 25 years Machinery and equipment: 3 to 17 years Tools, furniture and fixtures: 3 to 15 years (2) Long-term prepaid expenses The straight-line method is applied.	(1) Property and equipment (includes trust assets) Same applies as left. Useful lives of the assets ranging are as follows: Buildings: 2 to 46 years Structures: 2 to 13 years Machinery and equipment: 3 to 17 years Tools, furniture and fixtures: 3 to 15 years (2) Long-term prepaid expenses Same applies as left.
2. Accounting policies for deferred assets	(1) Organization costs Organization costs are amortized over a period of 5 years. (2) New unit issuance costs Unit issuance costs are amortized over a period of three years. (3) Bond issuance costs Bond issuance costs are amortized by applying the straight-line method for the entire redemption period.	(1) Organization costs Same applies as left. (2) New unit issuance costs Same applies as left. (3) Bond issuance costs Same applies as left.
3. Accounting standards for revenues and expenses	Accounting method for property tax Property-related taxes including property taxes, city planning taxes and depreciable property taxes are imposed on properties on a calendar year basis. These taxes are generally charged to rental expenses during the period and on a pro rata basis between the purchaser and the seller in the event of purchase and sale. In connection with the acquisition of real estate including trust beneficiary interests in real estate during the fiscal period under review, the Investment Corporation included its pro rata property portion for the year in each property acquisition price and not as rental expense. The amount of property taxes included in acquisition prices for the fiscal period under review amounted to ¥81,513 thousand.	Accounting method for property tax Same applies as left. In connection with the acquisition of real estate including trust beneficiary interests in real estate during the fiscal period under review, the Investment Corporation included its pro rata property portion for the year in each property acquisition price and not as rental expense. The amount of property taxes included in acquisition prices for the fiscal period under review amounted to ¥100,526 thousand.
4. Accounting for hedges	(1) Hedge accounting method The deferred hedge method is applied. However, the special treatment is applied for the interest-rate swap agreements that meet the criteria. (2) Hedging instruments and risks hedged Hedge instruments The Investment Corporation enters into interest-rate swap transactions.	(1) Hedge accounting method The special treatment method is applied for interest-rate swap agreements. (2) Hedging instruments and risks hedged Hedge instruments Same applies as left. Risks hedged

	Risks hedged Interest rates on debt. (3) Hedging policy The Investment Corporation enters into derivative transactions based on its risk management policies with the objective of hedging risks in accordance with its Articles of Incorporation. (4) Method of evaluating the effectiveness of hedging During the period from the commencement of hedging to the point at which effectiveness is assessed, the Investment Corporation compares the cumulative total of market changes in the targeted objects of hedging or cash flow changes with the cumulative total of market changes in the hedging instruments or cash flow changes. The Investment Corporation then makes a decision based on the changes and other factors of the two. However, the interest-rate swap agreements that meet the criteria for special treatment, the evaluation of effectiveness are omitted.	Same applies as left. (3) Hedging policy Same applies as left. (4) Method of evaluating the effectiveness of hedging Because the interest-rate swap agreements met the criteria for special treatment, the evaluation of effectiveness is omitted.
5. Other significant accounting policies utilized in the preparation of financial statements	(1) Accounting method for trust beneficiary interests in real estate and other assets The assets and liabilities as well as revenues and expenses of financial assets held in the form of trust beneficiary interests in real estate and other assets are recorded in full in the Investment Corporation's balance sheets and statements of income. Important line items included in accounting for financial assets in the Investment Corporation's balance sheet are as follows: 1. Cash and cash equivalents 2. Buildings, structures, machinery and equipment, tools, furniture and fixtures and land 3. Leasehold and security deposits received	(1) Accounting method for trust beneficiary interests in real estate and other assets Same applies as left.
	(2) Accounting method for consumption tax Consumption taxes are separately recorded. Non-deductible consumption taxes applicable to the acquisition of assets are included in the cost of acquisition for each asset.	(2) Accounting method for consumption tax Same applies as left.

[Notes to the Changes in Accounting Policy]

	Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Fourth Fiscal Period (Reference) (November 1, 2006 to April 30, 2007)
Accounting for hedges	―――――	Beginning the fiscal period ended April 30, 2007, the Investment Corporation changed the hedging accounting treatment from deferred hedge to the special method on interest swap due to a change in amendments to the Investment Trust Law and the modification of the articles of incorporation. As a result, net asset decreased by ¥ 59,256 thousand compared with the previous accounting method.

[Notes to the Balance Sheets]

(Thousands of Yen, otherwise stated)

Fifth Fiscal Period (As of October 31, 2007)		Fourth Fiscal Period (Reference) (As of April 30, 2007)	
*1. Minimum unitholders' equity pursuant to Article 67-4 of the Law Concerning Investment Trusts and Investment Corporations Law	¥50,000	*1. Minimum unitholders' equity pursuant to Article 67-4 of the Law Concerning Investment Trusts and Investment Corporations Law	¥50,000
*2. Balance of undrawn credit facility The Invetsment Corporation established a credit facility with a financial institution.		*2. Balance of undrawn credit facility The Invetsment Corporation established a credit facility with a financial institution.	
Total credit facility	¥2,500,000	Total credit facility	¥2,500,000
Drawn credit facility	-	Drawn credit facility	¥1,000,000
Balance of Undrawn credit facility	¥2,500,000	Balance of Undrawn credit facility	¥1,500,000

[Notes to the Statements of Income and Retained Earnings]

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)		Fourth Fiscal Period (Reference) (November 1, 2006 to April 30, 2007)	
	(Thousands of Yen)		(Thousands of Yen)
*1. Breakdown of real estate rental business profit and loss		*1. Breakdown of real estate rental business profit and loss	
A. Rental and other operating revenues		A. Rental and other operating revenues	
Rental revenues		Rental revenues	
Leasing income	5,336,255	Leasing income	4,234,864
Common charges	998,452	Common charges	730,439
Total	6,334,707	Total	4,965,303
Others		Others	
Parking space rental revenues	222,255	Parking space rental revenues	182,047
Utility charge reimbursements	476,613	Utility charge reimbursements	274,748
Miscellaneous	174,669	Miscellaneous	225,363
Subtotal	873,538	Subtotal	682,158
Total rental and operating revenues	7,208,246	Total rental and operating revenues	5,647,461
B. Rental and other operating expenses		B. Rental and other operating expenses	
Rental expenses		Rental expenses	
Property management fees	704,418	Property management fees	571,265
Utilities	454,312	Utilities	275,900
Taxes	329,927	Taxes	206,871
Repairs and maintenance costs	119,710	Repairs and maintenance costs	89,963
Insurance	17,219	Insurance	14,701
Trust fees	55,386	Trust fees	46,396
Others	132,739	Others	158,390
Depreciation	1,392,013	Depreciation	1,243,900
Total property-related expenses	3,205,728	Total property-related expenses	2,607,389
C. Rental business profit (A−B)	4,002,517	C. Rental business profit (A−B)	3,040,072
		*2. Profit on sale of trust beneficiary interests in real estate	
		Court Shinbashi	
		Proceeds from sale of trust beneficiary interests in real estate	895,000
		Costs of trust beneficiary interests in real estate sold	761,346
		Other sales' expenses	21,282
		Profit on sale of trust beneficiary interests in real estate	112,370
		Court Suitengu	
		Proceeds from sale of trust beneficiary interests in real estate	708,000
		Costs of trust beneficiary interests in real estate sold	672,223
		Other sales' expenses	17,398
		Profit on sale of trust beneficiary interests in real estate	18,377

[Notes to the Statements of Changes in Unitholders' Equity]

	Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Fourth Fiscal Period (Reference) (November 1, 2006 to April 30, 2007)
Total number of authorized investment units and total number of investment units issued and outstanding		
· Total number of authorized investment units	2,000,000 units	2,000,000 units
· Total number of investment units issued and outstanding	200,000 units	157,000 units

【Tax-Effect Accounting】

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)		Fourth Fiscal Period (Reference) (November 1, 2006 to April 30, 2007)	
1.Principal deferred tax assets and liabilities were as follows		1.Principal deferred tax assets and liabilities were as follows	
	(Thousands of Yen)		(Thousands of Yen)
(Deferred tax assets)		(Deferred tax assets)	
Enterprise tax payable not included in expenses	21	Enterprise tax payable not included in expenses	15
Unrealized loss from deferred hedge transactions	2,534		
Total deferred tax assets	2,555	Total deferred tax assets	15
2. Significant difference between statutory income tax rate and the effective tax rate	(%)	2. Significant difference between statutory income tax rate and the effective tax rate	(%)
Normal effective statutory tax rate	39.39	Normal effective statutory tax rate	39.39
(Adjustments)		(Adjustments)	
Deductible cash distributions	△39.37	Deductible cash distributions	△39.38
Others	0.01	Others	0.03
Actual effective tax rate	0.03	Actual effective tax rate	0.04

【Notes to the used fixed assets resulting from lease】

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Fourth Fiscal Period (Reference) (November 1, 2006 to April 30, 2007)
None	None

【Notes to the Related-Party Transactions】

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Fourth Fiscal Period (Reference) (November 1, 2006 to April 30, 2007)
None	――――――

【Notes to the Information per Unit】

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)		Fourth Fiscal Period (Reference) (November 1, 2006 to April 30, 2007)	
Unitholders' Equity per Unit	¥638,809	Unitholders' Equity per Unit	¥578,839
Net Income per Unit	¥14,334	Net Income per Unit	¥13,681
Net income per unit after adjusting for residual units is not included because there were no residual investment units.		Net income per unit after adjusting for residual units is not included because there were no residual investment units.	

Note: The calculation for the net income per unit is as follow.

	Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Fourth Fiscal Period (Reference) (November 1, 2006 to April 30, 2007)
Net Income (¥ thousand)	2,792,040	2,148,058
Amount vested in ordinary investors (¥ thousand)	−	−
Net income for ordinary units (¥ thousand)	2,792,040	2,148,058
Average number of units during the period (unit)	194,772	157,000

【Important Subsequent Events】

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Fourth Fiscal Period (Reference) (November 1, 2006 to April 30, 2007)
None	Important subsequent events after the closing of the fiscal period ended on April 30, 2007 are as follows. 1. Issuance of New Investment Units On April 26, 2007 and May 14, 2007, the Board of Directors of the Investment Corporation resolved to issue new investment units as detailed below. The payments were completed on May 22, 2007 through public offering. As a result of the issuance of additional investment units, the Investment Corporation had total unitholders' capital of ¥123,203,689,870 with 197,000 investment units outstanding as of May 22, 2007. (1) Issuance of New Investment Units through Public Offering) Total number of newly issued units : 40,900units (Japanese primary offering 26,710units, Overseas offering 14,190units) Offer price per unit : ¥873,180 Total amount of offering : ¥35,713,062,000 Issue price per unit : ¥842,886 Net proceeds : ¥34,474,037,400 Payment date : May 22, 2007 Delivery date of investment unit certificates : May 23, 2007 Starting date of the computation of cash distribution : May 1, 2007 (1) Issuance of New Investment Units through Third-party Allotment On April 26, 2007 and May 14, 2007, the Board of Directors of the Investment Corporation resolved to issue new investment units through third-party allocation as detailed below. Total number of newly issued units : 2,100 units as the upper limit Issue price per unit : ¥842,886 Net proceeds : ¥1,770,060,600 Allottee : Nomura Securities Co. Ltd. Payment date : June 19, 2007 Delivery date of New Investment Units through : June 20, 2007 Starting date of the computation of cash distribution : May 1, 2007

VII. Basis for Calculating Cash Distribution

(Unit: Yen)

	Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Fourth Fiscal Period (Reference) (November 1, 2006 to April 30, 2007)
I. Retained earnings at the end of period	2,792,084,129	2,148,117,194
II. Total Distribution	2,792,000,000	2,148,074,000
(Distribution per Unit)	(13,960)	(13,682)
III. Retained Earnings bring to next period	84,129	43,194
Method of calculating the distribution amount	The Investment Corporation determines the amount of distribution in accordance with Article 35-1 of its Articles of Incorporation, which must exceed 90% of its distributable income as stipulated in Article 67-15 of the Special Taxation Measures Law. The Investment Corporation has therefore decided to distribute the maximum amount of retained earnings at the period-end of period, namely totaling ¥2,792,000,000 to 200,000 units issued and outstanding. Procedures for the distribution of amounts exceeding distributable income are outlined in Article 35-2 of the Investment Corporation's Articles of Incorporation. In its fiscal period under review, the Investment Corporation has decided not to distribute cash in excess of distributable income.	The Investment Corporation determines the amount of distribution in accordance with Article 35-1 of its Articles of Incorporation, which must exceed 90% of its distributable income as stipulated in Article 67-15 of the Special Taxation Measures Law. The Investment Corporation has therefore decided to distribute the maximum amount of retained earnings at the period-end of period, namely totaling ¥2,148,074,000 to 157,000 units issued and outstanding. Procedures for the distribution of amounts exceeding distributable income are outlined in Article 35-2 of the Investment Corporation's Articles of Incorporation. In its fiscal period under review, the Investment Corporation has decided not to distribute cash in excess of distributable income.

VIII. Report of Independent Auditors

Omitted.

IX. Statements of Cash Flows (Reference)

	Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Fourth Fiscal Period (Reference) (November 1, 2006 to April 30, 2007)
	(Thousands of Yen)	
1. Cash flows from operating activities		
Income before income taxes	2,793,065	2,148,879
Depreciation	1,392,013	1,243,900
Amotization of long-term prepaid expenses	20,838	20,595
Interest income	△7,794	△2,137
Interest expense	595,160	479,925
Amotization of organization costs	5,089	5,089
Amortization of unit issuance costs	41,468	17,784
Amortization of bonds issuance costs	5,877	1,501
Changes in rental receivables	△66,785	8,249
Changes in consumption tax refundable	254,488	297,445
Changes in prepaid expenses	△16,889	13,289
Changes in trade payables	73,915	△14,464
Changes in other payables	29,583	17,791
Changes in rents received in advance	224,960	148,835
Changes in deposits received	△24,758	24,995
Changes in net property and equipment held in trust	-	1,433,570
Cash payments of long-term prepaid expenses	△3,935	△22,970
Other-net	△10,435	21,704
Subtotal	5,305,863	5,843,987
Interest income receivables	7,794	2,137
Cash payments of interest expense	△606,961	△420,546
Cash payments of income taxes	△543	△923
Net cash provided by operating activities	4,706,152	5,424,654
2. Cash flows from investing activities		
Purchases of property and equipment	△97,782	△9,363,990
Purchases of property and equipment held in trust	△23,341,740	△22,110,686
Purchases of intangible fixed asset	△205	△285,144
Purchases of leasehold and security deposits held in trus	-	6,800
Payments of leasehold and security deposits held in trust	△762	△244
Purchases of leasehold and security deposits received	△16,641	—
Payments of leasehold and security deposits received	37,538	442,100
Payments of leasehold and security deposits received held in trust	△582,956	△455,436
Proceeds from leasehold and security deposits held in trust	1,742,125	1,467,248
Payments of restricted bank deposits	△111,083	△361,622
Proceeds from restricted bank deposits	435,530	355,854
Net cash used in investing activities	△21,935,977	△30,305,162
3. Cash flows from financing activities		
Proceeds from short-term debt	5,250,000	19,500,000
Payment of short-term debt	△17,250,000	△14,500,000
Proceeds from long-term debt	2,000,000	9,500,000
Payment of long-term debt	△3,000,000	—
Proceeds from issuance of units	36,101,993	—
Proceeds from the issuance of corporate bonds	-	12,000,000
Payment of corporate bond issuance costs	-	△70,376
Payments of dividends	△2,147,443	△2,120,521
Net cash provided by financing activities	20,954,549	24,309,102
4. Net change in cash and cash equivalents	3,724,724	△571,404
5. Cash and cash equivalents at the beginning of period	7,606,600	8,178,004
6. Cash and cash equivalents at the end of period	11,331,324	7,606,600

[Important Accounting Standards]

	Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Fourth Fiscal Period (Reference) (November 1, 2006 to April 30, 2007)
The scope of cash and cash equivalents on statements of cash flows	For the purpose of cash flow statements, cash and cash equivalents consist of cash on hand, deposits received that can be withdrawn on demand, and short-term investments with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of a change in value	Same applies as left.

[Notes to the Statements of Cash Flow]

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)		Fourth Fiscal Period (Reference) (November 1, 2006 to April 30, 2007)	
*Reconciliation of balance sheet items to cash and cash equivalents at end of period in the cash flows statements.		*Reconciliation of balance sheet items to cash and cash equivalents at end of period in the cash flows statements.	
(As of October 31, 2007)	(Thousands of Yen)	(As of April 30, 2007)	(Thousands of Yen)
Cash and bank deposits	6,561,025	Cash and bank deposits	3,740,550
Entrusted deposits	5,762,315	Entrusted deposits	5,182,512
Restricted bank deposits held in trust (Note)	Δ992,015	Restricted bank deposits held in trust (Note)	Δ1,316,462
Cash and cash equivalents	11,331,324	Cash and cash equivalents	7,606,600

Note: Restricted bank deposits held in trust are retained for repayment of tenant leasehold and security deposits held in trust.

X. Unitholder Information

Annual Schedule (Planned)

April: Account Settlement

June: Earnings Announcement

July: Delivery of Asset Management Report, Payment of Cash Distributions Commenced

October: Account Settlement

December: Earnings Announcement

January: Delivery of Asset Management Report, Payment of Cash Distributions Commenced

Unitholders' Information

Settlement of Accounts	Annually on April 30 and October 31 annually
General Meeting of Unitholders	More than once every two years
Date for Finalizing General Meeting Voting Rights	Date to be disclosed by separate public notice
Date for Determining Cash Distribution Payment	Annually on April 30 and October 31 annually (Cash distributions paid within three months of each date)
Unit Listing	Tokyo Stock Exchange (Securities Code: 8972)
Method of Public Notice	Nihon Keizai Shimbun
Transfer Agent	The Chuo Mitsui Trust & Banking Co., Ltd. 3-33-1 Shiba, Minato-ku, Tokyo
Transaction Office	The Chuo Mitsui Trust & Banking Co., Ltd. / Transfer Agent Department
(Postal Address and Telephone Number)	2-8-4 Izumi, Suginami-ku, Tokyo / (Free Dial) 0120-78-2031
Transfer Agent's Locations	Nationwide branches of the Chuo Mitsui Trust & Banking Co., Ltd. Head Office and nationwide branches of Japan Securities Agents, Ltd.

Procedures for Notification of a Change of Address

Unitholders, who do not hold investment certificates, are asked to utilize the storage transfer system and approach their securities company of choice in connection with a change in address, name and or personal seal. Unitholders, who do hold investment certificates, are asked to contact the Transfer Agent Department of the Chuo Mitsui Trust & Banking Co., Ltd.

Cash Distributions

Unitholders can receive cash distributions by presenting the "*Notification of Payment*" at Japan Post Bank or their local post office s . In the event the period for receipt of cash distributions has expired, please identify the method of receipt on the reverse of the "*Notification of Payment*" and mail to the Transfer Agent Department of the Chuo Mitsui Trust & Banking Co., Ltd., or approach go to the its Head Office or Branches of the Chuo Mitsui Trust & Banking Co., Ltd. for receipt of payment. In addition, this department can also be contacted for in regards to those seeking direct transfer of future cash distributions to their a bank account for future cash distributions, please contact the Transfer Agent Department of the Chuo Mitsui Trust & Banking Co., Ltd.

Information Provided on the Investment Corporation's Web site

The Investment Corporation will make every effort to disclose relevant and accurate information on its Web site in a timely fashion. In addition to an overview of the Investment Corporation, its investment strategies and portfolio, the Web site contains press releases, financial information, information relating to cash distributions and a variety of disclosure materials. The Investment Corporation is committed to enhancing the content of its Web site and to ensure ensuring timely delivery of transparent information.

URL: http://www.kdx-reit.com/eng/

Translation Purpose Only

FINANCIAL REPORT FOR THE FISCAL PERIOD ENDED OCTOBER 31, 2007
(May 1, 2007 to October 31, 2007)

December 11, 2007

Kenedix Realty Investment Corporation is listed on the Tokyo Stock Exchange with the securities code number 8972.

Representative: Taisuke Miyajima, Executive Director

Asset Management Company: Kenedix REIT Management, Inc.

Representative: Taisuke Miyajima, CEO and President

Inquires: Masahiko Tajima, Director / General Manager, Financial Planning Division

TEL: +81-3-3519-3491

Planned submission of semiannual security report: January 25, 2008

Planned start of distribution payments: January 16, 2008

1. PERFORMANCE FOR THE FISCAL PERIOD ENDED OCTOBER 31, 2007 (FIFTH FISCAL PERIOD)

(1) Business Results

(The amount is rounded down to the nearest ¥million)

	Operating Revenues		Operating Income		Ordinary Income	
Fifth Fiscal Period	¥7,208	(24.7%)	3,470	(29.2%)	2,793	(30.0%)
Fourth Fiscal Period	¥5,778	(9.3%)	2,686	(4.7%)	2,148	(1.1%)

	Net Income		Net Income per Unit	Return on Unitholders' Equity	Ordinary Income to Total Assets	Ordinary Income to Operating Revenues
Fifth Fiscal Period	2,792	(30.0%)	14,334	2.6%	1.4	38.7%
Fourth Fiscal Period	2,148	(1.1%)	13,681	2.4%	1.2	37.2%

(2) Distribution

(The total distribution is rounded down to the nearest ¥million.)

	Distributions per Unit (Yen) Excluding Excess of Earnings	Total Distribution (Millions of Yen)	Distributions in Excess of Earnings per Unit (Yen)	Total Distributions in Excess of Earnings	Payout Ratio	Distribution Ratio to Unitholders' Equity
Fifth Fiscal Period	¥13,960	¥2,792	—	—	100.0%	2.2%
Fourth Fiscal Period	¥13,682	¥2,148	—	—	100.0%	2.4%

Note: The payout ratio is round to the nearest first decimal place.

(3) Financial Position

(The total assets and unitholders' equity are rounded down to the nearest ¥million.)

	Total Assets (Millions of Yen)	Unitholders' Equity (Millions of Yen)	Unitholders' Equity to Total Assets	Unitholders' Equity per Share of Common Stock (Yen)
Fifth Fiscal Period	¥213,763	¥127,761	59.8%	¥638,809
Fourth Fiscal Period	¥188,400	¥90,877	48.2%	¥578,839

(Reference) Total net assets
Fifth fiscal period: ¥127,761 million　Fourth fiscal period: ¥90,877 million

(4) Cash Flow Position

(The amount are rounded down to the nearest ¥million.)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
Fifth Fiscal Period	4,706	△21,935	20,954	11,331
Fourth Fiscal Period	5,424	△30,305	24,309	7,606

2. FORECAST OF RESULTS FOR THE SIXTH FISCAL PERIOD (November 1, 2007 to April 30, 2008)

	Operating Revenues (Millions of Yen)	Operating Income (Millions of Yen)	Ordinary Income (Millions of Yen)	Net Income (Millions of Yen)	Distribution per Unit(Yen)Excluding Excess of Earnings	Distribution in Excess of Earings per Unit (Yen)
Sixth Fiscal Period	7,935 (10.1%)	3,974 (14.5%)	3,288 (17.7%)	3,287 (17.7%)	16,400	-

(Reference) Estimated net income per unit for the sixth fiscal period: ¥16,400

3. OTHER

(1) Changes in Accounting Policies

(a) Changes accompanying amendments to accounting standards: No

(b) Changes other than (a): No

(2) Number of Investment Units Issued and Outstanding (including treasury units)

(a) Number of investment units issued and outstanding at end of period (including treasury units)

Fifth fiscal period: 200,000 units Fourth fiscal period: 157,000 units

(b) Number of treasury units at end of period

Fifth fiscal period: 0 units Fourth fiscal period: 0 units

*Explanation on the appropriate use of the forecast of results and other matters of special consideration

The forecast of results for the sixth fiscal period ending April 30, 2008 are calculated as of December 11, 2007 based on the assumptions presented on page12 "Preconditions and Assumptions for the Fiscal Period Ending April 30, 2008". Readers are advised that actual operating revenues, operating income, ordinary income, net income, distribution per unit may differ significantly from forecasts due to a variety of factors. Accordingly, the Investment Corporation does not guarantee payment of the forecast distribution per unit.

1. **Basic Structure — Overview of Companies Related to the Investment Corporation**

There were no major changes to the "Structure of the Investment Corporation" from the most recent securities report (submitted on July 27, 2007), and so it has been omitted from this document.

2. **Management Policy and Operating Conditions**

(1) Management Policy

There were no major changes to the "Investment Policy", "Investment Strategy" and "Distribution Policy" from the most recent securities report (submitted on July 27, 2007), and so it has been omitted from this document.

(2) Operating Conditions

(1) Operating Conditions for the Fifth Fiscal Period

A. The Investment Corporation

The Investment Corporation was established on May 6, 2005 in accordance with the Investment Trust and Investment Corporation Law ("the Investment Trust Law"). On July 21, 2005, the Investment Corporation was listed on the Real Estate Investment Trust Market of the Tokyo Stock Exchange. (Securities Code: 8972). Subsequently, the Investment Corporation has conducted a global offering in May 2006. In addition, the Investment Corporation has conducted the second global offering in May 2007. Consequently, as of October 31, 2007, the end of the fifth fiscal period, the number of investment units issued and outstanding totaled 200,000 units.

The Investment Corporation appointed Kenedix REIT Management, Inc. as its asset management company. In concert with the Asset Management Company, the Investment Corporation strives to maximize cash distribution to investors by securing stable earnings and sustainable investment growth. To this end, the Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation endeavors to develop a diversified investment portfolio named "KENEDIX Selection," adopting a three-point investment criteria based on property type, area and size.

B. Investment Environment and Management Performance

(a) Investment Environment

During the fiscal period under review, the Japanese economy made an improvement in corporate earnings and capital expenditures along with robust employment conditions. Although growth in personal consumption was stagnant, the economic recovery continued.

According to the official announcement of land prices as of January 1, 2007, average land prices in Japan for the one-year period from January 2006 increased by 2.3% for commercial properties and 0.1% for residential properties. This was the first increase since 1991, or in 16 years. In Tokyo, the average increase was 13.9% for commercial properties and 8.0% for residential properties, the second consecutive year that prices for both categories increased.

(b) Management Performance

In the fiscal period under review, the Investment Corporation acquired 5 office buildings with a total acquisition price of ¥22,000 million. As a result, the number of properties owned as of October 31, 2007 stood at 77, with a total acquisition price of ¥197,090 million. Looking at the portfolio as a whole, 70.0% was comprised of office buildings, 21.8% of residential properties and 8.1% central urban retail properties on an acquisition price basis. In addition, the occupancy ratio as of the end of the fifth fiscal period was 96.9%, reflecting stable investment and asset management.

<External Growth Performance after IPO>

		First Fiscal Period (as of October 31, 2005)		Second Fiscal Period (as of April 30, 2006)		Third Fiscal Period (as of October 31, 2006)		Fourth Fiscal Period (as of April 30, 2007)		Fifth Fiscal Period (as of October 31, 2007)	
		Total Acquisition Price (Millions of Yen)	Ratio (%)	Total Acquisition Price (Millions of Yen)	Ratio (%)	Total Acquisition Price (Millions of Yen)	Ratio (%)	Total Acquisition Price (Millions of Yen)	Ratio (%)	Total Acquisition Price (Millions of Yen)	Ratio (%)
Type of Use	Office Buildings	37,767	54.6	48,269	59.2	86,224	58.7	115,979	66.2	137,979	70.0
	Central Urban Retail Properties	12,379	17.9	12,379	15.2	16,059	10.9	16,059	9.1	16,059	8.1
	Residential Properties	18,986	27.4	20,786	25.5	44,459	30.2	43,052	24.5	43,052	21.8
	Total	69,132	100.0	81,434	100.0	146,742	100.0	175,090	100.0	197,090	100.0
Area	Tokyo Metropolitan Area	61,281	88.6	71,783	88.1	123,321	84.0	150,364	85.8	162,514	82.4
	Other Regional Areas	7,851	11.3	9,651	11.8	23,421	15.9	24,726	14.1	34,576	17.5
	Total	69,132	100.0	81,434	100.0	146,742	100.0	175,090	100.0	197,090	100.0

Notes:

1. Total acquisition price is the total of acquisition price for each property classified by type and area.
2. Total acquisition price is rounded down to the nearest million yen. Percentages are rounded down to the nearest first decimal place.

Operation and Management of Existing Properties

The Investment Corporation has appointed Kenedix Advisors Co., Ltd. as its sole property management company for the entire portfolio as of the end of the fifth fiscal period. In establishing a single point of contact for all matters relating to property management activities, the Investment Corporation strives to secure consistent policies, specifications and procedures along with ensuring swift and quality service. As of October 31, 2007, the investment portfolio maintains a high occupancy ratio. The Investment Corporation is satisfied with the quality of property management.

In addition to property management services, the Investment Corporation has executed master lease agreements with Kenedix Advisors covering all of its properties held as of October 31, 2007 (excluding Residence Charmante Tsukishima, Frame Jinnan-zaka, ZARA Tenjin Nishi-dori and tenants without approval for subleasing). In appointing a member of the Kenedix Group as lessee, the Investment Corporation is able to provide better tenant-oriented leasing management through Kenedix Advisors. At the same time, this scheme allows the Investment Corporation to more effectively utilize tenant security and guarantee deposits.

The Investment Corporation leverages scale merits and the communication and negotiation skills of the Kenedix Group in an effort to reduce operating costs, and have succeeded reductions in building maintenance costs.

C. Capital Acquisition

The Investment Corporation procured net proceeds of ¥36.2 billion through the primary offering and third-party allotment of investment units, and undertook prepayment of ¥13.0 billion in borrowings (¥11.5 billion in short-term borrowings and ¥1.5 billion in long-term borrowings) provided from cash on hand from equity finance. As a result, the Investment Corporation managed to decrease the interest-bearing debt ratio and increase borrowing capacity.

In addition, concerning borrowings maturing during the fifth fiscal period, the Investment Corporation refinanced the same amount for the same period and thereby managed to improve (lower) procurement costs (spread over basic interest rate, etc.) for all borrowings that have matured. As a result, the balance of interest-bearing debt stood at ¥75.5 billion as of October 31, 2007, comprising ¥63.5 billion in borrowings (¥57.0 billion in long-term borrowings and ¥6.5 billion in short-term borrowings) and ¥12.0 billion in investment corporation bonds.

As of October 31, 2007, the Investment Corporation had ¥57.0 billion in long-term borrowings, of which ¥45.3 billion had floating interest rates effectively fixed by utilizing interest-swap agreements. In addition, the long-term debt ratio (Note2) was 91.4% and the long-term fixed interest debt ratio (Note3) was 91.4%.

Since its public listing through to the end of the fifth fiscal period, the Investment Corporation has undertaken flexible debt funding on both an unsecured and unguaranteed basis. This is the result of the high standing in which the Investment Corporation, its investment policies, asset quality as well as the personnel and expertise of the Asset Management Company are held among financial institutions. In addition, the Investment Corporation strives to diversify repayment dates for its debt financing in an effort to reduce refinancing risk. The Investment Corporation also strives to extend average repayment periods by placing added emphasis on long-term debt.

Notes:

1. Short-term borrowings refers to borrowings with a period of less than or equal to one year from the drawdown date to the repayment date. Long-term borrowings refers to borrowings with a period of more than one year from the drawdown date to the repayment date.
2. Long-term debt ratio＝ (Balance of long-term borrowings＋Balance of investment corporation bonds) ÷ (Total borrowings＋Balance of investment corporation bonds)
3. Long-term fixed interest debt ratio＝ (Balance of long-term fixed interest rate borrowings＋Balance of investment corporation bonds) ÷ (Total borrowings＋Balance of investment corporation bonds)

   The balance of long-term fixed interest rate borrowings includes borrowings with floating interest rates effectively fixed by utilizing interest-rate swap agreements.

The Investment Corporation acquired a credit rating of A+ (Outlook: Stable) from Japan Credit Rating Agency, Ltd. in December 2006. This was the second credit rating acquired following the A3 (Outlook: Stable) from Moody's Investors Services, Inc. in February 2006. Details of the credit ratings as of October 31, 2007 are as follows.

Credit Rating Agency	Details of the Ratings
Moody's Investors Service	Rating : A3
	Outlook : Stable
Japan Credit Rating Agency, Ltd.	Senior Debts : A+
	Outlook: Stable

The Investment Corporation filed a debt shelf registration statement in February 2007, and filed an equity shelf registration statement to conduct equity financing in April 2007. Details are as follows.

	Investment Corporation Bonds	Investment Unit Certificate
Planned Issue Amount	¥100,000,000,000 (Note)	¥100,000,000,000
Planned Issuance Period	February 15, 2007 to February 14, 2009	May 7, 2007 to May 6, 2009
Use of Funds	Acquisition funds for specified assets, repayment of borrowings, repayment of investment corporation bonds, refund of lease and guarantee deposits, funds to pay for repairs and maintenance, working capital, etc	Acquisition funds for specified assets, repayment of borrowings, repayment of investment corporation bonds, refund of lease and guarantee deposits, funds to pay for repairs and maintenance, working capital, etc

Note: First Series Unsecured Investment Corporation Bonds of ¥9,000,000,000 and Second Series Unsecured Investment Corporation Bonds of ¥3,000,000,000 has been issued in March 2007 based on the debt shelf registration.

The Investment Corporation established a credit commitment line with The Bank of Tokyo-Mitsubishi UFJ, Ltd., allowing it to borrow up to ¥2.5 billion on an unsecured basis.

D. Operating Results and Cash Distribution

As a result of the aforementioned management performance, the Investment Corporation reported operating revenues of ¥7,208 million, operating income of ¥3,470 million, ordinary income of ¥2,793 million and net income of ¥2,792 million for its fifth fiscal period. In accordance with Article 67.15 of the Special Taxation Measures Law, the Investment Corporation distributes the total amount of its unappropriated retained earnings for each period. Cash distribution for the fifth fiscal period was ¥13,960 per unit.

(2) Outlook

A. Investment Environment

Looking ahead, the Japanese economy is forecasted to continue its path toward recovery. Favorable conditions are attributed to a robust corporate sector. Meanwhile, improvements in employment conditions have come to a standstill and personal consumption has generally leveled off.

Under this economic condition, positive signs are emerging in the domestic real estate market. Posted land prices for March 2007

confirmed land price appreciation in the three major cities of Tokyo, Osaka and Nagoya. At the same time, land prices for specific major cities in regional areas are also increasing. On a nationwide basis, land prices are exhibiting increased polarization. Appreciation is restricted to major economic and financial centers of the Tokyo metropolitan area (in particular the Central Tokyo), and specific regional areas that exhibit strong potential for population growth (for example, Sendai in Tohoku and Fukuoka in Kyushu).

From the perspective of real estate purchase and sales, the acquisition of prime properties is expected to continue to be competitive. This is attributed to the continued flow of domestic and overseas real estate funds in search of prime properties. These activities in the real estate market are expected to remain robust with positive conditions prevailing throughout.

The Investment Corporation will focus investments in mid-sized office buildings in the Tokyo metropolitan area (note) based on its investment policies and the following trends:

- Increasing Occupancy Ratios and Increasing Rents for Office Buildings
- Increasing Role of the Tokyo Metropolitan Area as Business Hub
- Large Tenant Demand for and Increasing Availability of Mid-Sized Office Buildings

Note: Tokyo metropolitan area consists of Tokyo, Kanagawa, Saitama and Chiba prefectures.

Increasing Occupancy Ratios and Increasing Rents for Office Buildings

Based on official land prices as of January 1, 2007, announced on March 23, 2007, average land prices in Japan for the one-year period from January 2006 increased by 2.3% for commercial properties and 0.1% for residential properties. This was the first increase since 1991, or in 16 years. In Tokyo, the average increase was 13.9% for commercial properties and 8.0% for residential properties, the second consecutive year that prices for both categories increased.

In the office building rental market, the strength of office demand, especially in central Tokyo, is spreading to surrounding areas as well. In the five wards of central Tokyo (note), rents are rising and vacancy rates are declining.

Note: The five wards of central Tokyo comprise Chiyoda, Chuo, Minato, Shibuya and Shinjuku wards.

Increasing Role of the Tokyo Metropolitan Area as Business Hub

A comparison of corporate taxes by prefecture in fiscal 2005 revealed that the total of corporate taxes for Tokyo and the three prefectures (Kanagawa, Saitama and Chiba prefectures) that make up the Tokyo Metropolitan area comprise nearly 53% of Japan's total corporate taxes. The Investment Corporation believes the concentration of business activity in the Tokyo Metropolitan area is intensifying. Moreover, Tokyo accounts for approximately 46% (note), the greater part of the Tokyo Metropolitan area. As the business hub, Tokyo is expected to see strong office building demand in the future.

Note: Figures were calculated by the Asset Management Company based on statistical data from the National Tax Agency, and are rounded off to the nearest whole number.

Large Tenant Demand for and Increasing Availability of Mid-Sized Office Buildings

Looking at company size in terms of the number of employees, approximately 98% of all businesses in Tokyo employ 99 or fewer people. Since companies of this size are the basis for demand of medium-sized office buildings, they form the largest target segment in the office building market. It therefore follows that stable demand is obtainable by providing competitive properties with competitive management. In addition, because the turnover rate of tenants that move to relocate or obtain more space is relatively high, a characteristic of rental rates is their sensitivity to economic trends

According to a research report by Ikoma Data Service System that surveyed buildings by total floor space in the five wards and 37 zones of central Tokyo, only 5% of buildings had over 3,000 tsubo of space. Compared to these large office buildings, medium-sized office buildings of between 500 to 3,000 tsubo were found to be in far greater supply.

B. Future Management Policies

(a) Existing property management strategy (Internal Growth Strategies)

Taking into consideration economic and real estate market trends, the Investment Corporation adopts a tenant-oriented approach to its leasing activities with aims of ensuring a timely and flexible responses as well as optimal tenant satisfaction. Accordingly, the Investment Corporation will aim to increase of the cash flow by offering office environment with high tenant satisfaction. Based on the aforementioned, the Asset Management Company undertakes property management activities as follows:

- Identify and enhance satisfaction through use of tenant surveys

- Maintain attractive properties based on KDX standards
- Leasing management based on CS Strategy
- Careful control of management and operating costs

Identify and enhance tenant satisfaction through use of tenant surveys

The Investment Corporation recognizes each tenant as a key customer and strives to enhance customer satisfaction and raise the competitiveness of its properties as the means to maintain and increase earnings.

The Investment Corporation conducted a customer satisfaction survey through J.D. Power Asia Pacific, Inc., an internationally recognized company that engages in customer satisfaction evaluation, to better understand the needs of its tenants and take steps to respond to their preferences. As a part of this survey the administration officers of each tenant and tenant employees were asked to respond to many questions concerning buildings and facilities as well as operating and management services. The Investment Corporation conducted the first CS survey, which covered 20 of its properties, during the second fiscal period, and the second CS survey, which covered 44 of its properties, during the fifth fiscal period.

Details of the 2nd CS Survey

Target respondent for the survey: The administration officers of each tenant and tenant employees of the 43 office buildings and one central urban retail property.

Survey population / Response rate: 446 administration officers / 391 collected (response rate of 88%)
2,348 tenant employees / 1,894 collected (response rate of 81%)

Examples of questions: Building location and environment, external façade, entrance, air conditioning system for lease space areas, lighting ventilation, OA compliant, elevators, toilets, kitchen facilities, smoking areas, parking, management company service, status and standard of cleaning, security, and fire prevention.

On a scale one to five, respondents were asked to rank each of these areas. The survey provided invaluable information pertaining to the strengths and weaknesses of each building. Under the remarks section, a number of respondents provided insightful observations. Based on survey results, the Investment Corporation will work to clarify and improve outstanding issues. Through this vital feedback channel, the Investment Corporation will also implement appropriate maintenance and renovations for each property taking into consideration associated costs and benefits.

In addition, concerning properties where construction was conducted to address customer satisfaction based on the results of the first survey, the effects of such construction (improvements in the level of satisfaction) were studied. The results confirmed that the effects of maintenance and renovations of the "external façade and entrance" and "toilets" were high. The Investment Corporation will use this as reference for determining the priority of maintenance and renovations in the future.

Through these means, the Investment Corporation is working efficiently to generate improvements in rent levels and asset values, increase earnings and promote sustained internal growth.

Maintain attractive properties based on KDX standards

The Investment Corporation aims to provide attractive mid-sized office buildings in order to enhance portfolio value and rental revenues. We believe that the quality of mid-sized office buildings in Japan vary considerably depending on the nature of the owner. For example, a building owned by an individual or small company that owns only one or a few buildings may not have the resources to provide high-quality maintenance. Furthermore, when a building is owned by a large company, property management is often dictated by that company's priorities and does not necessarily correspond to tenant needs or satisfaction.

The Investment Corporation aims to differentiate itself by efficiently providing certain uniform standards, termed "KDX" standards, as well as attractive office environments.

Examples of KDX standards include the followings:

- Installation of security cameras for elevators and entrance halls
- Installation of emergency devices for elevators
- Installation of modern restrooms that include western-style toilets with hot-water self-cleaning functions
- Creation and distribution of security and evacuation maps
- Creation and distribution of detailed building rules

In addition, the Investment Corporation enhances its brand awareness by renaming its office buildings so that "KDX" is included in the new name.

Leasing management based on CS Strategy

The Investment Corporation aims to provide flexible and focused leasing activities that take into account economic and market trends, and that utilize the results of tenant surveys to enhance tenant satisfaction.

In addition, the Investment Corporation believes that tenants at mid-sized office buildings generally tend to have high turnover ratios, and the Investment Corporation is focused on obtaining higher rent levels when entering new lease contracts. The Investment Corporation also negotiates with tenants that pay lower rent levels than the market price in order to raise rents under existing leases.

Careful control of management and operating costs

The Investment Corporation utilizes the scale merits of owning many properties and the negotiating strength of the Kenedix Group (the Kenedix Group refers to Kenedix, Inc., Kenedix Advisors and other related companies, the same applies below) to reduce building management costs. Accordingly, the Investment Corporation reduces property management expenses, electricity costs and property taxes. The Investment Corporation will continue to carefully control management and operating costs by periodically reviewing its property management standards to ensure that they remain relevant and appropriate for each property, and by maintaining an appropriate balance between initiatives that aim to sustain or increase revenues with its efforts to control operating costs.

The Investment Corporation has appointed Kenedix Advisors Co., Ltd. as its sole property management company for the entire portfolio as of the end of the fifth fiscal period. In establishing a single point of contact for all matters relating to property management activities, the Investment Corporation strives to secure consistent policies, specifications and procedures along with ensuring swift and quality service.

In addition to property management services, the Investment Corporation has executed master lease agreements with Kenedix Advisors covering almost all of its properties held as of October 31, 2007 (excluding Residence Charmante Tsukishima, Frame Jinnan-zaka, ZARA Tenjin Nishi-dori and tenants without approval for subleasing). In appointing a member of the Kenedix Group as lessee, the Investment Corporation is able to provide better tenant-oriented leasing management through Kenedix Advisors. At the same time, this scheme allows the Investment Corporation to more effectively utilize tenant security and guarantee deposits.

(b) New Property Investment Strategy (External Growth Strategy)

The Investment Corporation will continue to concentrate on mid-sized office buildings with an emphasis on the Tokyo metropolitan area while also investing in central urban retail property located in highly flourishing districts as an alternative to investment in office properties. In addition, the Investment Corporation will make no new investment in residential properties for a certain period and consider replacement of assets. To facilitate the implementation of the aforementioned investment policy, the Investment Corporation will leverage the "Multi-Pipeline" provided by the support of the Kenedix Group, in addition to the original network of the Asset Management Company.

Reciprocal purchase and sale of residential properties and office buildings

On December 11, 2007, the Investment Corporation decided to sell, of the 30 residential properties in its portfolio as of October 31, 2007 (total acquisition price of ¥43,052 million), 23 residential properties (total acquisition price of ¥30,343 million) on February 1, 2008, and newly purchase 9 office buildings (total acquisition price of ¥31,980 million) on the same date.

Through the Multi-Pipeline, the Asset Management Company is positioned to secure real estate information related to properties for which the Kenedix Group acts as intermediary, properties under development, properties that it owns, and pension funds (Note). Based on this information, the Investment Corporation has first preferential negotiating rights for an acquisition. Against the backdrop of a competitive market, the role of the support-line is increasingly significant for the Asset Management Company's acquisition of quality properties.

Note: Pension Funds refer to real estate investment funds for pension plans that are managed by Kenedix Advisors Co., Ltd.

Another key role of the support-line is to facilitate property acquisition through the warehousing function. Under the warehousing function, members of the Kenedix Group may acquire or temporarily hold an investment property in the event that the Investment Corporation is not itself in an immediate position to acquire the property, or the property fails to fully comply with the Investment Corporation's investment criteria at that specific time.

The Investment Corporation seeks to continue improving the quality of its portfolio in terms of location, size and type of properties, through various measures including replacement of assets. In addition, the Investment Corporation will continue to steadily grow by

acquiring properties and aims accelerate this growth by utilizing its leverage relationship with the Kenedix Group and the Asset Management Company's original network for sourcing properties, as well as make diversified acquisitions, as discussed below.

Leverage Relationship with the Kenedix Group

As the sponsor company, Kenedix, Inc. has provided property information and support staff to the Investment Corporation and the Asset Management Company. At the same time, the Investment Corporation believes that the role of J-REITs in the Kenedix Group has increased in importance.

In April 2007, the Investment Corporation revised the Memorandum of Understanding between it, Kenedix, Inc., Kenedix Advisors Co., Ltd. and the Asset Management Company, which was originally conducted at the time of the Investment Corporation's IPO.

Details of the Change of Memorandum of Understanding

・When Kenedix, Inc. receives information regarding any available property that in its reasonable opinion meets our investment criteria, including properties under development, from parties other than the contracting parties, the Asset Management Company has first preferential rights to such information.

(Before Revision: The Investment Corporation had second preferential rightsafter certain pension funds to such property information acquired by Kenedix, Inc.)

・In the event that Kenedix, Inc. disposes of a property that in its reasonable opinion meets our investment criteria, including properties under development or properties that it owns, the Asset Management Company has first preferential negotiating rights with respect to such properties.

(Before Revision: The Investment Corporation had second preferential negotiating rights with respect to such properties after certain pension funds.)

・As long as the Investment Corporation and the Asset Management Company continue to not invest in new residential properties, the Revised Memorandum of Understanding will not apply with respect to residential properties.

Also as a result of the revisions, the Pipeline relationship between the Kenedix Group and the Investment Corporation was significantly strengthened, allowing the Investment Corporation preferential rights to properties developed by the Kenedix Group. Looking ahead, the Investment Corporation and the sponsor company plans to closely cooperate to achieve further external growth in such investments as Group-wide joint investments and property developments.

Utilize the Asset Management Company's Original Network for Sourcing Properties

The Asset Management Company's employees have diverse experience in the real estate and financial markets in Japan. A part of the Investment Corporation's growth strategy involves acquiring information about potential acquisition opportunities through the Asset Management Company's network. The Investment Corporation plans to continue to utilize the Asset Management Company's knowledge, experience and network of contacts in the real estate market to help locate and acquire properties that match its investment strategy.

Make Diversified Acquisitions

As of October 31, 2007, the Investment Corporation owned 77 properties for a total acquisition price of approximately ¥197.0 billion with a 96.9% occupancy ratio. Supported by this asset base along with the management know-how of mid-sized office building accumulated by the Asset Management Company, the Investment Corporation plans to continue acquiring properties based on its diversified property acquisition strategy.

Furthermore, while implementing various property acquisition strategies such as those described above, the Investment Corporation believes that increasingly proactive investment property acquisitions are possible by centering the portfolio on mid-sized office buildings that have a relatively advantageous return than large-sized office buildings in consideration of the weighted average cost of capital based on the level of return on distributions calculated from investment unit price and distributions per unit, as well as the debt procurement costs and interest-bearing debt ratio.

(c) Financial Strategy

The Investment Corporation will continue to pursue debt financing on an unsecured and unguaranteed basis and as well as make arrangements to ensure fixed interest rate debt in line with interest rate trends and other considerations.

In addition, the Investment Corporation will seek to diversify its debt repayment period to reduce refinancing risk, maintain long-term

debt ratios at or above prudent levels and issue investment corporate bonds with the aim of extending the average repayment period of its liabilities.

The Investment Corporation will maintain the ratio of interest-bearing debt to total assets at a prudent level and implement leveraged management in an effort to ensure stable financial management.

(d) Information Disclosure

Consistent with its basic information disclosure policy, the Investment Corporation proactively engages in IR activities with the aim of promptly providing a wide range of relevant information to investors. In specific terms, the Investment Corporation provides information through the Timely Disclosure Network System (TDnet), which is a system operated by the Tokyo Stock Exchange, as well as press releases and its Web site (URL: http://www.kdx-reit.com/eng/).

(3) Important Subsequent Events

There were no important events following account settlement of the fifth fiscal period.

(Reference)

On December 11, 2007, the Investment Corporation decided to newly purchase 9 office buildings (total acquisition price of ¥31,980 million) and sell 23 residential properties (total acquisition price of ¥30,343 million) on February 1, 2008, and on the same date

(a) Purpose of the reciprocal purchase and sale

The Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation strives to develop a diversified investment portfolio adopting a three-point investment criteria based on property type, area and size for its basic policy. Based on this basic policy, the Investment Corporation has made changes in the management guidelines of the Kenedix REIT Management, Inc. ("the Asset Management Company") in December 2006 (Note 1) in response to recent conditions in the office leasing market (increased rent levels, improvement of occupancy ratios, etc.), and has decided to increasingly advance investment in office buildings and to make no new investment in residential properties for a certain period ("the change in the portfolio development policy").

Since the change in the portfolio development policy, the Investment Corporation has been prioritizing investment in office buildings and has raised the investment ratio of office buildings in the overall portfolio.

Under such circumstances, the Investment Corporation received an offer from the sponsor company Kenedix, Inc. ("Kenedix") for the Investment Corporation to purchase several office buildings in Kenedix's portfolio. Negotiations have been underway in relation to the price, conditions and other details concerning the office buildings selected by the Investment Corporation (Note 2). In the course of the negotiations, Kenedix, which is advancing the forming of residential funds, proposed a reciprocal purchase and sale arrangement to the Investment Corporation for the Investment Corporation to sell some of the residential properties in the Investment Corporation's portfolio to Kenedix in conjunction with the Investment Corporation's purchase of the office buildings.

Considerations by the Asset Management Company resulted in the reciprocal purchase and sale arrangement being deemed advantageous to the Investment Corporation in the following aspects and this has led to the decision being made to implement the reciprocal purchase and sale.

(1) Contributes to a strengthened portfolio that consists mainly of mid-sized office buildings;
(2) Leads to greater potential for internal growth backed by the favorable office leasing market;
(3) Leads to stronger expertise in asset and property management through concentrated investment in specified assets;
(4) Enables high-quality office buildings to be acquired en bloc through reciprocal purchase and sale with residential properties; and
(5) Enables the Investment Corporation to achieve to raise the investment ratio of office buildings while maintaining asset size and profitability.

(b) The anticipated acquisition properties on February 1, 2008 are as follows.

Hiei Kudan-Kita Building (Office)

Location (Address)	4-1-3 Kudan-kita, Chiyoda-ku, Tokyo
Number of Floors	B1F11
Site Area	11,425.31 m²
Completion Date	March 1988
Acquisition Price	¥7,600,000,000

KDX Shin-Yokohama 381 Building (Office)

Location (Address)	3-8-11 Shin-Yokohama, Kohoku-ku, Yokohama, Kanagawa
Number of Floors	B1F10
Site Area	7,673.67 m²
Completion Date	March 1988
Acquisition Price	¥4,700,000,000

KDX Kawasaki-Ekimae Hon-cho Building (Office) (Note)

Location (Address)	25-1 Kawasaki-ku Ekimae Hon-cho, Kawasaki, Kanagawa
Number of Floors	B1F9
Site Area	7,420.87 m²
Completion Date	February 1985
Acquisition Price	¥3,760,000,000

Nissou Dai-17 Building (Office)

Location (Address)	2-14-30 Shin-Yokohama, Kohoku-ku, Yokohama, Kanagawa
Number of Floors	B1F8
Site Area	4,016.61 m²
Completion Date	July 1991
Acquisition Price	¥2,710,000,000

Ikejiri-Oohashi Building (Office)

Location (Address)	1-6-2 Oohashi, Meguro-ku, Tokyo
Number of Floors	B2F9
Site Area	3,482.96 m²
Completion Date	September 1988
Acquisition Price	¥2,400,000,000

KDX Hamacho Nakanohashi Building (Office) (Note)

Location (Address)	2-14-5 Nihombashi Kakigara-cho, Chuo-ku,Tokyo
Number of Floors	F9
Site Area	3,280.41 m²
Completion Date	September 1988
Acquisition Price	¥2,310,000,000

KDX Kanda Misaki-cho Building (Office) (Note)

Location (Address)	3-6-12 Misaki-cho,Chiyoda-ku, Tokyo
Number of Floors	B1F7
Site Area	1,536.60 m²
Completion Date	October 1992
Acquisition Price	¥1,380,000,000

KDX Hakata-Minami Building (Office)

Location (Address)	1-3-11 Hakata-eki Minami, Hakata-ku, Fukuoka, Fukuoka
Number of Floors	B1F9
Site Area	13,238.16 m²
Completion Date	June 1973
Acquisition Price	¥4,900,000,000

KDX Kitahama Building (Office) (Note)

Location (Address)	2-1-14 Hiranocho, Chuo-ku, Osaka, Osaka
Number of Floors	F10
Site Area	4,652.96 m²
Completion Date	July 1994
Acquisition Price	¥2,220,000,000

Note: The current name of the" KDX Kawasaki-Ekimae Hon-cho Building" is the "Dai-46 Kowa Building," "KDX Hamacho Nakanohashi Building" is the "Hamacho Nakanohashi Building," "KDX Kanda Misaki-cho Building" is the "Misaki-cho MMK Building," and "KDX Kitahama Building" is the "Doshou Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the buildings.

(c) The anticipated sale properties on February 1, 2008 are as follows.

Type	Property No.	Property Name	Acquisition Price (Millions of Yen)	Planned Sale Price (Millions of Yen)
Residential Properties	B-1	Storia Sirokane	3,150	3,370
	B-2	Tre di Casa Minami Aoyama	2,460	2,680
	B-6	Court Nihonbashi-Hakozaki	1,130	1,220
	B-7	Side Denenchofu	1,110	1,110
	B-8	S-court Yokohama-Kannai II	945	1,020
	B-9	Court Motoasakusa	880	943
	B-11	Bloom Omotesando	875	962
	B-13	Human Heim Okachimachi	830	905
	B-16	Abreast Hara	444	494
	B-17	Abreast Hirabari	407	457
	B-20	Regalo Ochanomizu I·II	3,600	3,670
	B-21	Regalo Shiba-Kouen	2,260	2,280
	B-22	Chigasaki Socie Ni-bankan	1,160	1,140
	B-23	Court Nishi-Shinjuku	1,130	1,160
	B-24	Regalo Komazawa-Kouen	912	943
	B-26	Primo Regalo Kagurazaka	762	770
	B-27	Primo Regalo Youga	730	737
	B-28	Court Shimouma	638	644
	B-29	Ashiya Royal Homes	2,330	2,420
	B-30	Regalo Ibaraki I·II	1,600	1,620
	B-31	Collection Higashi-Sakura	1,264	1,150
	B-32	Renaissance 21 Hirao Jousui-machi	900	964
	B-33	Montore Nishikouen Bay Court	826	831
Total of 23 anticipated sale properties on February 1, 2008			30,343	31,490

There were no important events following account settlement of the fifth fiscal period.

(Reference)
On December 11, 2007, the Investment Corporation decided to newly purchase 9 office buildings (total acquisition price of ¥31,980 million) and sell 23 residential properties (total acquisition price of ¥30,343 million) on February 1, 2008, and on the same date

(d) Purpose of the reciprocal purchase and sale

The Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation strives to develop a diversified investment portfolio adopting a three-point investment criteria based on property type, area and size for its basic policy.
Based on this basic policy, the Investment Corporation has made changes in the management guidelines of the Kenedix REIT Management, Inc. ("the Asset Management Company") in December 2006 (Note 1) in response to recent conditions in the office leasing market (increased rent levels, improvement of occupancy ratios, etc.), and has decided to increasingly advance investment in office buildings and to make no new investment in residential properties for a certain period ("the change in the portfolio development policy").

Since the change in the portfolio development policy, the Investment Corporation has been prioritizing investment in office buildings and has raised the investment ratio of office buildings in the overall portfolio.

Under such circumstances, the Investment Corporation received an offer from the sponsor company Kenedix, Inc. ("Kenedix") for the Investment Corporation to purchase several office buildings in Kenedix's portfolio. Negotiations have been underway in relation to the price, conditions and other details concerning the office buildings selected by the Investment Corporation (Note 2). In the course of the negotiations, Kenedix, which is advancing the forming of residential funds, proposed a reciprocal purchase and sale arrangement to the Investment Corporation for the Investment Corporation to sell some of the residential properties in the Investment Corporation's portfolio to Kenedix in conjunction with the Investment Corporation's purchase of the office buildings.

Considerations by the Asset Management Company resulted in the reciprocal purchase and sale arrangement being deemed advantageous to the Investment Corporation in the following aspects and this has led to the decision being made to implement the reciprocal purchase and sale.

(6) Contributes to a strengthened portfolio that consists mainly of mid-sized office buildings;
(7) Leads to greater potential for internal growth backed by the favorable office leasing market;
(8) Leads to stronger expertise in asset and property management through concentrated investment in specified assets;
(9) Enables high-quality office buildings to be acquired en bloc through reciprocal purchase and sale with residential properties; and
(10) Enables the Investment Corporation to achieve to raise the investment ratio of office buildings while maintaining asset size and profitability.

(e) The anticipated acquisition properties on February 1, 2008 are as follows.

Hiei Kudan-Kita Building (Office)

Location (Address)	4-1-3 Kudan-kita, Chiyoda-ku, Tokyo
Number of Floors	B1F11
Site Area	11,425.31 m²
Completion Date	March 1988

KDX Shin-Yokohama 381 Building (Office)

Location (Address)	3-8-11 Shin-Yokohama, Kohoku-ku, Yokohama, Kanagawa
Number of Floors	B1F10
Site Area	7,673.67 m²
Completion Date	March 1988

Acquisition Price	¥7,600,000,000

Acquisition Price	¥4,700,000,000

KDX Kawasaki-Ekimae Hon-cho Building (Office) (Note)

Location (Address)	25-1 Kawasaki-ku Ekimae Hon-cho, Kawasaki, Kanagawa
Number of Floors	B1F9
Site Area	7,420.87 m²
Completion Date	February 1985
Acquisition Price	¥3,760,000,000

Nissou Dai-17 Building (Office)

Location (Address)	2-14-30 Shin-Yokohama, Kohoku-ku, Yokohama, Kanagawa
Number of Floors	B1F8
Site Area	4,016.61 m²
Completion Date	July 1991
Acquisition Price	¥2,710,000,000

Ikejiri-Oohashi Building (Office)

Location (Address)	1-6-2 Oohashi, Meguro-ku, Tokyo
Number of Floors	B2F9
Site Area	3,482.96 m²
Completion Date	September 1988
Acquisition Price	¥2,400,000,000

KDX Hamacho Nakanohashi Building (Office) (Note)

Location (Address)	2-14-5 Nihombashi Kakigara-cho, Chuo-ku,Tokyo
Number of Floors	F9
Site Area	3,280.41 m²
Completion Date	September 1988
Acquisition Price	¥2,310,000,000

KDX Kanda Misaki-cho Building (Office) (Note)

Location (Address)	3-6-12 Misaki-cho,Chiyoda-ku, Tokyo
Number of Floors	B1F7
Site Area	1,536.60 m²
Completion Date	October 1992
Acquisition Price	¥1,380,000,000

KDX Hakata-Minami Building (Office)

Location (Address)	1-3-11 Hakata-eki Minami, Hakata-ku, Fukuoka, Fukuoka
Number of Floors	B1F9
Site Area	13,238.16 m²
Completion Date	June 1973
Acquisition Price	¥4,900,000,000

KDX Kitahama Building (Office) (Note)

Location (Address)	2-1-14 Hiranocho, Chuo-ku, Osaka, Osaka
Number of Floors	F10
Site Area	4,652.96 m²
Completion Date	July 1994
Acquisition Price	¥2,220,000,000

Note: The current name of the" KDX Kawasaki-Ekimae Hon-cho Building" is the "Dai-46 Kowa Building," "KDX Hamacho Nakanohashi Building" is the "Hamacho Nakanohashi Building," "KDX Kanda Misaki-cho Building" is the "Misaki-cho MMK Building," and "KDX Kitahama Building" is the "Doshou Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the buildings.

(f) The anticipated sale properties on February 1, 2008 are as follows.

Type	Property No.	Property Name	Acquisition Price (Millions of Yen)	Planned Sale Price (Millions of Yen)
Residential Properties	B-1	Storia Sirokane	3,150	3,370
	B-2	Tre di Casa Minami Aoyama	2,460	2,680
	B-6	Court Nihonbashi-Hakozaki	1,130	1,220
	B-7	Side Denenchofu	1,110	1,110
	B-8	S-court Yokohama-Kannai II	945	1,020
	B-9	Court Motoasakusa	880	943
	B-11	Bloom Omotesando	875	962
	B-13	Human Heim Okachimachi	830	905
	B-16	Abreast Hara	444	494
	B-17	Abreast Hirabari	407	457

	B-20	Regalo Ochanomizu I・II	3,600	3,670
	B-21	Regalo Shiba-Kouen	2,260	2,280
	B-22	Chigasaki Socie Ni-bankan	1,160	1,140
	B-23	Court Nishi-Shinjuku	1,130	1,160
	B-24	Regalo Komazawa-Kouen	912	943
	B-26	Primo Regalo Kagurazaka	762	770
	B-27	Primo Regalo Youga	730	737
	B-28	Court Shimouma	638	644
	B-29	Ashiya Royal Homes	2,330	2,420
	B-30	Regalo Ibaraki I・II	1,600	1,620
	B-31	Collection Higashi-Sakura	1,264	1,150
	B-32	Renaissance 21 Hirao Jousui-machi	900	964
	B-33	Montore Nishikouen Bay Court	826	831
Total of 23 anticipated sale properties on February 1, 2008			30,343	31,490

(4) Outlook

Forecasts for the sixth fiscal period (November 1, 2007 to April 30, 2008) are presented as follows. Please refer to the "Preconditions and Assumptions for the Fiscal Period Ending April 30, 2008" below for factors that underpin forecasts.

Operating Revenues	¥7,935 million
Ordinary Income	¥3,288 million
Net Income	¥3,287 million
Distribution per Unit	¥16,400
Distribution in Excess of Earnings per Unit	¥0

Note: Forecast figures are calculated based on certain assumptions. Readers are advised that actual operating revenues, net income and distribution per unit may differ significantly from forecasts due to a variety of reasons. Accordingly, the Investment Corporation does not guarantee payment of the forecast distribution per unit.

"Preconditions and Assumptions for the Fiscal Period Ending April 30, 2008"

	Preconditions and Assumptions
Calculation Period	• The sixth fiscal period: November 1, 2007 to April 30, 2008 (182 days)
Property Portfolio	• Forecasts for the fiscal period ending April 30, 2008 are based on a property portfolio totaling 77 properties held as of December 11, 2007 up to January 31, 2008. Taking into account the change in the number of properties resulting from a reciprocal purchase and sale (newly purchase 9 office buildings and sell 23 residential properties), the portfolio is assumed to have 63 properties as of February 1, 2008. • The property portfolio may change due to a variety of factors.
Operating Revenues	• Rental revenues are estimated based on historic performance and a variety of factors including each property's competitive standing and market and other conditions. • For the sixth fiscal period, the Investment Corporation is anticipating a gain on the sale of 23 residential properties planned on February 1, 2008 totaling ¥496million.
Operating Expenses	• Property expenses other than depreciation are based on historic expenses, adjusted to reflect the variable nature of expenses. • In general, property tax and city planning tax are allocated to the seller and purchaser on a pro rata basis at the time of acquisition settlement. In the case of the Investment Corporation, an amount equivalent to the portion allocated to the purchaser is included in the acquisition price of the property. • Repairs, maintenance and renovation expenses are estimated based on the Asset Management Company budgeted amounts for each property and amounts considered essential for each period. Actual repairs, maintenance and renovation expenses for each fiscal period may, however, differ significantly from estimated amounts due to unforeseen circumstances or emergencies. • For the fiscal period ending April 30, 2008, approximately amounts of ¥1,415million has been estimated for depreciation expense.
Non-Operating Expenses	• Amounts for interest payable and investment corporation bond interest of ¥587 million has been forecasted for the fiscal period ending April 30, 2008.
Debt Financing and Investment Corporation Bonds	•Forecasts are based on a total balance of borrowings of ¥63,500 million and total balance of investment corporation bonds of ¥12,000 million as of December 11, 2007. Forecasts are also based on the assumption that the balance of borrowings and investment corporation bonds shall remain unchanged in the sixth fiscal period.
Investment Units Issued and Outstanding	•The number of investment units issued and outstanding as of December 11, 2007 is 200,000 units. Forecasts are based on the assumption that the number of investment units issued and outstanding shall remain unchanged for the sixth fiscal period.

Distributions per Unit	• Distributions per unit of amounts less than ¥1 are omitted. Calculations are based on a 100% distribution of unappropriated retained earnings.
Distributions in Excess of Earnings per Unit	• The Investment Corporation does not currently anticipate distributions in excess of earnings per unit.
Other	• Forecasts are based on the assumption that any revisions to regulatory requirements, taxation, accounting standards, public listing regulations or requirements of the Investment Trusts Association, Japan will not impact forecast figures. • Forecasts are based on the assumption that there will be no major unforeseen changes to economic trends and in real estate and other markets.

3. Financial Statements

(1) Financial Condition

① Balance Sheets

	Fifth Fiscal Period (As of October 31, 2007)		Fourth Fiscal Period (As of April 30, 2007)		Increase / Decrease	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
ASSETS						
I. Current assets	12,570,970	5.9	9,333,184	4.9	3,237,786	34.7
Cash and bank deposits	6,561,025		3,740,550		2,820,474	
Entrusted deposits	5,762,315		5,182,512		579,802	
Rental receivables	141,910		75,124		66,785	
Prepaid expenses	44,987		29,845		15,141	
Consumption tax refundable	47,551		302,040		△254,488	
Other current assets	13,181		3,111		10,069	
II. Fixed assets	200,932,798	94.0	178,896,941	95.0	22,035,856	12.3
1. Property and equipment, at cost *1	200,564,337	93.8	178,516,827	94.8	22,047,510	12.4
Buildings	4,815,619		4,818,319		△2,700	
Structures	49,270		52,061		△2,791	
Machinery and equipment	24,413		28,741		△4,327	
Tools, furniture and fixtures	7,639		3,500		4,139	
Land	7,918,083		7,910,082		8,001	
Buildings held in trust	62,666,733		59,002,008		3,664,725	
Structures held in trust	241,537		236,337		5,200	
Machinery and equipment held in trust	668,470		675,401		△6,930	
Tools, furniture and fixtures held in trust	543,466		513,193		30,272	
Land held in trust	123,629,101		105,277,180		18,351,920	
2. Intangible fixed asset	285,350	0.1	285,144	0.1	205	0.1
Land leasehold	285,350		285,144		205	
3. Investment and other assets	83,110	0.1	94,969	0.1	△11,859	△12.5
Leasehold and security deposits	12,411		11,649		762	
Long-term prepaid expenses	68,165		83,320		△15,155	
Derivative assets	2,534		-		2,534	
III. Deferred assets	260,220	0.1	170,551	0.1	89,668	52.6
Organization costs	25,448		30,538		△5,089	
Investment Corporation Issuance Costs	62,997		68,875		△5,877	
Unit Issuance Costs	171,774		71,138		100,635	
Total assets	213,763,989	100.0	188,400,678	100.0	25,363,311	13.5

	Fifth Fiscal Period (As of October 30, 2007)		Fourth Fiscal Period (As of April 30, 2007)		Increase / Decrease	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
LIABILITIES						
I Current liabilities	21,245,911	9.9	21,444,151		△ 198,240	△ 0.9
Trade payables	358,328		275,299		83,029	
Short-term debt	6,500,000		18,500,000		△ 12,000,000	
Current maturities of long term debt	13,000,000		1,500,000		11,500,000	
Other payables	168,666		138,451		30,214	
Accrued expenses	74,940		86,742		△ 11,801	
Accrued income taxes	658		543		115	
Rents received in advance	1,141,332		916,372		224,960	
Deposits received	1,985		26,743		△ 24,758	
II Long-term liabilities	64,756,142	30.3	76,078,756	40.4	△ 11,322,613	△ 14.9
Investment Corporation bonds issued	12,000,000		12,000,000		-	
Long-term debt	44,000,000		56,500,000		△ 12,500,000	
Leasehold and security deposits received	647,396		626,499		20,896	
Leasehold and security deposits held in trust received	8,102,312		6,952,256		1,150,055	
Derivative liability	6,434		-		6,434	
Total liabilities	86,002,054	40.2	97,522,908	51.8	△ 11,520,853	△ 11.8
(Net assets)*2						
I. Unitholder's equity	127,765,834	59.8	90,877,769	48.2	36,888,064	40.6
1. Capital stock	124,973,750	58.5	88,729,652	47.1	36,244,098	40.8
2. Retained earnings	2,792,084	1.3	2,148,117	1.1	643,966	30.0
Retained earnings at end of period	2,792,084		2,148,117		643,966	
II. Valuation and translation adjustments	△ 3,899	△ 0.0	—	—	△ 3,899	—
Unrealized gain from deferred hedge	△ 3,899		—		△ 3,899	—
Total net assets	127,761,934	59.8	90,877,769	48.2	36,884,165	40.6
Total liabilities and net assets	213,763,989	100.0	188,400,678	100.0	25,363,311	13.5

② Statements of Income and Retained Earnings

	Fifth Fiscal Period (As of October 31, 2007)		Fourth Fiscal Period (As of April 30, 2007)		Increase / Decrease	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
1. Operating revenues	7,208,246	100.0	5,778,210	100.0	1,430,036	24.7
Rental revenues *1	6,334,707		4,965,303		1,369,404	
Other rental revenues *1	873,538		682,158		191,379	
Profit on sale of trust beneficiary interests in real estate*2	-		130,748		△130,748	
2. Operating expenses	3,737,320	51.8	3,091,465	53.5	645,855	20.9
Property-related expenses *1	3,205,728		2,607,389		598,338	
Asset management fees	369,009		306,965		62,043	
Directors' salaries	5,400		5,400		-	
Custodian fees	20,456		17,928		2,527	
Administrative service fees	52,108		48,672		3,436	
Audit fees	7,800		7,800		-	
Other operating expenses	76,818		97,309		△20,490	
Operating income	3,470,925	48.2	2,686,744	46.5	784,180	29.2
3. Non-operating revenues	11,934	0.2	9,716	0.2	2,218	22.8
Interest income	7,794		2,137		5,657	
Other Non-operating revenues	4,140		7,578		△3,438	
4. Non-operating expenses	689,794	9.6	547,581	9.5	142,213	26.0
Interest expense	481,855		450,605		31,250	
Investment corporation bonds interest	113,304		29,320		83,984	
Financing related expense	24,338		20,595		3,743	
Amortization of bonds issuance costs	5,877		1,501		4,376	
Amortization of unit issuance costs	41,468		17,784		23,684	
Amortization of organization costs	5,089		5,089		-	
Other non-operating expenses	17,859		22,685		△4,825	
Ordinary income	2,793,065	38.7	2,148,879	37.2	644,185	30.0
Income before income taxes	2,793,065	38.7	2,148,879	37.2	644,185	30.0
Current income taxes	1,029	0.0	816	0.0	213	26.1
Deferred income taxes	△5		4		△10	
Net Income	2,792,040	38.7	2,148,058	37.2	643,982	30.0
Retained earnings at the beginning of period	43		59		△15	
Retained earnings at the end of period	2,792,084		2,148,117		643,966	

③ Statements of Changes in Unitholder's Equity

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)

(Thousands in Yen)

	Unitholder's Equity			Valuation and Translation Adjustments		Total Net Assets
	Capital Stock	Retained Earnings Retained Earnings at end-period	Total Unitholder's Equity	Unrealized gain from Deferred Hedge	Total Valuation and Translation Adjustments	
Balance at the beginning of a period	88,729,652	2,124,112	90,853,764	79,532	79,532	90,933,297
Changes during the fiscal period						
Payment of dividends	−	Δ2,124,053	Δ2,124,053	−	--	Δ2,124,053
Net Income	−	2,148,058	2,148,058	−	--	2,148,058
Interest-rate swap	−	−	−	Δ79,532	Δ79,532	Δ79,532
Total changes during the fiscal period	−	24,005	24,005	Δ79,532	Δ79,532	Δ55,527
Balance at the end of period	88,729,652	2,148,117	90,877,769	−	--	90,877,769

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)

(Thousands in Yen)

	Unitholder's Equity			Valuation and Translation Adjustments		Total Net Assets
	Capital Stock	Retained Earnings Retained Earnings at end-period	Total Unitholder's Equity	Unrealized gain from Deferred Hedge	Total Valuation and Translation Adjustments	
Balance at the beginning of a period	88,729,652	2,148,117	90,877,769	−	--	90,877,769
Changes during the fiscal period						
New unit issuance	36,244,098	−	36,244,098	−	--	36,244,098
Payment of dividends	−	Δ2,148,074	Δ2,148,074	−	--	Δ2,148,074
Net Income	−	2,792,040	2,792,040	Δ3,899	Δ3,899	2,792,040
Interest-rate swap	−	−	−	Δ3,899	Δ3,899	Δ3,899
Total changes during the fiscal period	36,244,098	643,966	36,888,064	Δ3,899	Δ3,899	36,884,165
Balance at the end of period	124,973,750	2,792,084	127,765,834	Δ3,899	Δ3,899	127,761,934

④Basis for Calculating CashDistribution

(Unit: Yen)

	Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)
I. Retained earnings at the end of period	2,792,084,129	2,148,117,194
II. Total Distribution	2,792,000,000	2,148,074,000
(Distribution per Unit)	(13,960)	(13,682)
III. Retained Earnings bring to next period	84,129	43,194
Method of calculating the distribution amount	The Investment Corporation determines the amount of distribution in accordance with Article 35-1 of its Articles of Incorporation, which must exceed 90% of its distributable income as stipulated in Article 67-15 of the Special Taxation Measures Law. The Investment Corporation has therefore decided to distribute the maximum amount of retained earnings at the period-end of period, namely totaling ¥2,792,000,000 to 200,000 units issued and outstanding. Procedures for the distribution of amounts exceeding distributable income are outlined in Article 35-2 of the Investment Corporation's Articles of Incorporation. In its fiscal period under review, the Investment Corporation has decided not to distribute cash in excess of distributable income.	The Investment Corporation determines the amount of distribution in accordance with Article 35-1 of its Articles of Incorporation, which must exceed 90% of its distributable income as stipulated in Article 67-15 of the Special Taxation Measures Law. The Investment Corporation has therefore decided to distribute the maximum amount of retained earnings at the period-end of period, namely totaling ¥2,148,074,000 to 157,000 units issued and outstanding. Procedures for the distribution of amounts exceeding distributable income are outlined in Article 35-2 of the Investment Corporation's Articles of Incorporation. In its fiscal period under review, the Investment Corporation has decided not to distribute cash in excess of distributable income.

⑤Statements of Cash Flows

	Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Increase / Decrease
	(Thousands of Yen)		
1. Cash flows from operating activities			
Income before income taxes	2,793,065	2,148,879	644,185
Depreciation	1,392,013	1,243,900	148,113
Amotization of long-term prepaid expenses	20,838	20,595	243
Interest income	△7,794	△2,137	△5,657
Interest expense	595,160	479,925	115,234
Amotization of organization costs	5,089	5,089	-
Amortization of unit issuance costs	41,468	17,784	23,684
Amortization of bonds issuance costs	5,877	1,501	4,376
Changes in rental receivables	△66,785	8,249	△75,035
Changes in consumption tax refundable	254,488	297,445	△42,956
Changes in prepaid expenses	△16,889	13,289	△30,179
Changes in trade payables	73,915	△14,464	88,379
Changes in other payables	29,583	17,791	11,791
Changes in rents received in advance	224,960	148,835	76,124
Changes in deposits received	△24,758	24,995	△49,753
Changes in net property and equipment held in trust	-	1,433,570	△1,433,570
Cash payments of long-term prepaid expenses	△3,935	△22,970	19,034
Other-net	△10,435	21,704	△32,139
Subtotal	5,305,863	5,843,987	△538,123
Interest income receivables	7,794	2,137	5,657
Cash payments of interest expense	△606,961	△420,546	△186,415
Cash payments of income taxes	△543	△923	380
Net cash provided by operating activities	4,706,152	5,424,654	△718,502
2. Cash flows from investing activities			
Purchases of property and equipment	△97,782	△9,363,990	9,266,207
Purchases of property and equipment held in trust	△23,341,740	△22,110,686	△1,231,054
Purchases of intangible fixed asset	△205	△285,144	284,939
Purchases of leasehold and security deposits held in trus	-	6,800	△6,800
Payments of leasehold and security deposits held in trust	△762	△244	△518
Purchases of leasehold and security deposits received	△16,641	—	△16,641
Payments of leasehold and security deposits received	37,538	442,100	△404,562
Payments of leasehold and security deposits received held in trust	△582,956	△455,486	△127,469
Proceeds from leasehold and security deposits held in trust	1,742,125	1,467,248	274,876
Payments of restricted bank deposits	△111,083	△361,622	250,539
Proceeds from restricted bank deposits	435,530	355,864	79,666
Net cash used in investing activities	△21,935,977	△30,305,162	8,369,185
3. Cash flows from financing activities			
Proceeds from short-term debt	5,250,000	19,500,000	△14,250,000
Payment of short-term debt	△17,250,000	△14,500,000	△2,750,000
Proceeds from long-term debt	2,000,000	9,500,000	△7,500,000
Payment of long-term debt	△3,000,000	—	△3,000,000
Proceeds from issuance of units	36,101,993	—	36,101,993
Proceeds from the issuance of corporate bonds	-	12,000,000	△12,000,000
Payment of corporate bond issuance costs	-	△70,376	70,376
Payments of dividends	△2,147,443	△2,120,521	△26,921
Net cash provided by financing activities	20,954,549	24,309,102	△3,354,552
4. Net change in cash and cash equivalents	3,724,724	△571,404	4,296,129
5. Cash and cash equivalents at the beginning of period	7,606,600	8,178,004	△571,404
6. Cash and cash equivalents at the end of period	11,331,324	7,606,600	3,724,724

⑥Notes

[Important Accounting Standards]

	Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)
1. Depreciation of fixed assets	(1) Property and equipment (includes trust assets) The straight-line method is applied. Useful lives of the assets ranging are as follows: Buildings: 2 to 46 years Structures: 2 to 25 years Machinery and equipment: 3 to 17 years Tools, furniture and fixtures: 3 to 15 years (2) Long-term prepaid expenses The straight-line method is applied.	(1) Property and equipment (includes trust assets) Same applies as left. Useful lives of the assets ranging are as follows: Buildings: 2 to 46 years Structures: 2 to 13 years Machinery and equipment: 3 to 17 years Tools, furniture and fixtures: 3 to 15 years (2) Long-term prepaid expenses Same applies as left.
2. Accounting policies for deferred assets	(1) Organization costs Organization costs are amortized over a period of 5 years. (2) New unit issuance costs Unit issuance costs are amortized over a period of three years. (3) Bond issuance costs Bond issuance costs are amortized by applying the straight-line method for the entire redemption period.	(1) Organization costs Same applies as left. (2) New unit issuance costs Same applies as left. (3) Bond issuance costs Same applies as left.
3. Accounting standards for revenues and expenses	Accounting method for property tax Property-related taxes including property taxes, city planning taxes and depreciable property taxes are imposed on properties on a calendar year basis. These taxes are generally charged to rental expenses during the period and on a pro rata basis between the purchaser and the seller in the event of purchase and sale. In connection with the acquisition of real estate including trust beneficiary interests in real estate during the fiscal period under review, the Investment Corporation included its pro rata property portion for the year in each property acquisition price and not as rental expense. The amount of property taxes included in acquisition prices for the fiscal period under review amounted to ¥81,513 thousand.	Accounting method for property tax Same applies as left. In connection with the acquisition of real estate including trust beneficiary interests in real estate during the fiscal period under review, the Investment Corporation included its pro rata property portion for the year in each property acquisition price and not as rental expense. The amount of property taxes included in acquisition prices for the fiscal period under review amounted to ¥100,526 thousand.
4. Accounting for hedges	(1) Hedge accounting method The deferred hedge method is applied. However, the special treatment is applied for the interest-rate swap agreements that meet the criteria. (2) Hedging instruments and risks hedged Hedge instruments	(1) Hedge accounting method The special treatment method is applied for interest-rate swap agreements. (2) Hedging instruments and risks hedged Hedge instruments

	The Investment Corporation enters into interest-rate swap transactions. Risks hedged Interest rates on debt. (3) Hedging policy The Investment Corporation enters into derivative transactions based on its risk management policies with the objective of hedging risks in accordance with its Articles of Incorporation. (4) Method of evaluating the effectiveness of hedging During the period from the commencement of hedging to the point at which effectiveness is assessed, the Investment Corporation compares the cumulative total of market changes in the targeted objects of hedging or cash flow changes with the cumulative total of market changes in the hedging instruments or cash flow changes. The Investment Corporation then makes a decision based on the changes and other factors of the two. However, the interest-rate swap agreements that meet the criteria for special treatment, the evaluation of effectiveness are omitted.	Same applies as left. Risks hedged Same applies as left. (3) Hedging policy Same applies as left. (4) Method of evaluating the effectiveness of hedging Because the interest-rate swap agreements met the criteria for special treatment, the evaluation of effectiveness is omitted.
5. The scope of cash and cash equivalents on statements of cash flows	For the purpose of cash flow statements, cash and cash equivalents consist of cash on hand, deposits received that can be withdrawn on demand, and short-term investments with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of a change in value	Same applies as left.
6. Other significant accounting policies utilized in the preparation of financial statements	(1) Accounting method for trust beneficiary interests in real estate and other assets The assets and liabilities as well as revenues and expenses of financial assets held in the form of trust beneficiary interests in real estate and other assets are recorded in full in the Investment Corporation's balance sheets and statements of income. Important line items included in accounting for financial assets in the Investment Corporation's balance sheet are as follows: 1. Cash and cash equivalents 2. Buildings, structures, machinery and equipment, tools, furniture and fixtures and land 3. Leasehold and security deposits received	(1) Accounting method for trust beneficiary interests in real estate and other assets Same applies as left.

	(2) Accounting method for consumption tax Consumption taxes are separately recorded. Non-deductible consumption taxes applicable to the acquisition of assets are included in the cost of acquisition for each asset.	(2) Accounting method for consumption tax Same applies as left.

[Notes to the Changes in Accounting Policy]

	Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)
Accounting for hedges	————————	Beginning the fiscal period ended April 30, 2007, the Investment Corporation changed the hedging accounting treatment from deferred hedge to the special method on interest swap due to a change in amendments to the Investment Trust Law and the modification of the articles of incorporation. As a result, net asset decreased by ¥ 59,256 thousand compared with the previous accounting method.

[Notes to the Balance Sheets]

(Thousands of Yen, otherwise stated)

Fifth Fiscal Period (As of October 31, 2007)		Fourth Fiscal Period (As of April 30, 2007)	
*1. Less-accumulated depreciation of property and equipment	¥4,622,858	*1. Less-accumulated depreciation of property and equipment	¥3,230,845
*2. Minimum unitholders' equity pursuant to Article 67-4 of the Law Concerning Investment Trusts and Investment Corporations Law	¥50,000	*2. Minimum unitholders' equity pursuant to Article 67-4 of the Law Concerning Investment Trusts and Investment Corporations Law	¥50,000
*3. Balance of undrawn credit facility The Invetsment Corporation established a credit facility with a financial institution.		*3. Balance of undrawn credit facility The Invetsment Corporation established a credit facility with a financial institution.	
Total credit facility	¥2,500,000	Total credit facility	¥2,500,000
Drawn credit facility	-	Drawn credit facility	¥1,000,000
Balance of Undrawn credit facility	¥2,500,000	Balance of Undrawn credit facility	¥1,500,000

[Notes to the Statements of Income and Retained Earnings]

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)		Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	
	(Thousands of Yen)		(Thousands of Yen)
*1. Breakdown of real estate rental business profit and loss		*1. Breakdown of real estate rental business profit and loss	
A. Rental and other operating revenues		A. Rental and other operating revenues	
Rental revenues		Rental revenues	
Leasing income	5,336,255	Leasing income	4,234,864
Common charges	998,452	Common charges	730,439
Total	6,334,707	Total	4,965,303
Others		Others	
Parking space rental revenues	222,255	Parking space rental revenues	182,047
Utility charge reimbursements	476,613	Utility charge reimbursements	274,748
Miscellaneous	174,669	Miscellaneous	225,363
Subtotal	873,538	Subtotal	682,158
Total rental and operating revenues	7,208,246	Total rental and operating revenues	5,647,461
B. Rental and other operating expenses		B. Rental and other operating expenses	
Rental expenses		Rental expenses	
Property management fees	704,418	Property management fees	571,265
Utilities	454,312	Utilities	275,900
Taxes	329,927	Taxes	206,871
Repairs and maintenance costs	119,710	Repairs and maintenance costs	89,963
Insurance	17,219	Insurance	14,701
Trust fees	55,386	Trust fees	46,396
Others	132,739	Others	158,390
Depreciation	1,392,013	Depreciation	1,243,900
Total property-related expenses	3,205,728	Total property-related expenses	2,607,389
C. Rental business profit (A－B)	4,002,517	C. Rental business profit (A－B)	3,040,072
		*2. Profit on sale of trust beneficiary interests in real estate	
		Court Shinbashi	
		Proceeds from sale of trust beneficiary interests in real estate	895,000
		Costs of trust beneficiary interests in real estate sold	761,346
		Other sales' expenses	21,282
		Profit on sale of trust beneficiary interests in real estate	112,370
		Court Suitengu	
		Proceeds from sale of trust beneficiary interests in real estate	708,000
		Costs of trust beneficiary interests in real estate sold	672,223
		Other sales' expenses	17,398
		Profit on sale of trust beneficiary interests in real estate	18,377

【Notes to the Statements of Changes in Unitholders' Equity】

	Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)
*1. Total number of authorized investment units and total number of investment units issued and outstanding		
・Total number of authorized investment units	2,000,000 units	2,000,000 units
・Total number of investment units issued and outstanding	200,000 units	157,000 units

【Notes to the Statements of Cash Flow】

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)		Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	
*Reconciliation of balance sheet items to cash and cash equivalents at end of period in the cash flows statements.		*Reconciliation of balance sheet items to cash and cash equivalents at end of period in the cash flows statements.	
(As of October 31, 2007)	(Thousands of Yen)	(As of April 30, 2007)	(Thousands of Yen)
Cash and bank deposits	6,561,025	Cash and bank deposits	3,740,550
Entrusted deposits	5,762,315	Entrusted deposits	5,182,512
Restricted bank deposits held in trust (Note)	△992,015	Restricted bank deposits held in trust (Note)	△1,316,462
Cash and cash equivalents	11,331,324	Cash and cash equivalents	7,606,600

Note: Restricted bank deposits held in trust are retained for repayment of tenant leasehold and security deposits held in trust.

【Notes to the Lease Transactions】

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)		Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	
Operating lease transactions	(Thousands of Yen)	Operating lease transactions	(Thousands of Yen)
(Lessor)		(Lessor)	
Unearned lease payments		Unearned lease payments	
Due within one year	1,561,805	Due within one year	1,266,446
Due after one year	10,516,248	Due after one year	9,741,832
Total	12,078,054	Total	11,008,278

【Notes to the Marketable Securities】

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)
The Investment Corporation has not undertaken transactions in marketable securities. Accordingly, there is no information to report.	Same applies as left.

[Notes to the Derivative Transactions]

<table>
<tr><th>Fifth Fiscal Period
(May 1, 2007 to October 31, 2007)</th><th>Fourth Fiscal Period
(November 1, 2006 to April 30, 2007)</th></tr>
<tr><td>(1) Details of the transaction
The Investment Corporation entering into interest-rate swap transactions uses derivatives as hedging instruments</td><td>(1) Details of the transaction
Same applies as left.</td></tr>
<tr><td>(2) Transaction policies
Derivatives are used by the Investment Corporation to manage its exposure to the risk of future interest rate fluctuation. Derivative transactions are not used for speculative purposes.</td><td>(2) Transaction policies
Same applies as left.</td></tr>
<tr><td>(3) Purpose of the transaction
In interest-related transactions, derivative transaction is used to maintain earnings stability by managing exposure to the risk of interest rate hikes in the interest rate market on borrowings. Hedge accounting is applied to the use of derivative transactions.
① Hedge accounting method
The deferred hedge method is applied. However, the special treatment is applied for the interest-rate swap agreements that meet the criteria.
② Hedging instruments and risks hedged
・Hedge instruments
The Investment Corporation enters into interest-rate swap transactions.
・Risks hedged
Interest rates on debt
③ Hedging policy
The Investment Corporation enters into derivative transactions based on its risk management policies with the objective of hedging risks in accordance with its Articles of Incorporation.
④ Method of evaluating the effectiveness of hedging
During the period from the commencement of hedging to the point at which effectiveness is assessed, the Investment Corporation compares the cumulative total of market changes in the targeted objects of hedging or cash flow changes with the cumulative total of market changes in the hedging instruments or cash flow changes. The Investment Corporation then makes a decision based on the changes and other factors of the two.
However, the interest-rate swap agreements that meet the criteria for special treatment, the evaluation of effectiveness are omitted.</td><td>(3) Purpose of the transaction
Same applies as left.
① Hedge accounting method
The special treatment method is applied for interest-rate swap agreements.
② Hedging instruments and risks hedged
Same applies as left.
③ Hedging policy
Same applies as left.
④ Method of evaluating the effectiveness of hedging
Because the interest-rate swap agreements met the criteria for special treatment, the evaluation of effectiveness is omitted.</td></tr>
<tr><td>(4) Risks related to derivative transaction
Interest-rate swap transactions are subject to risks stemming from fluctuations in the interest rate market.</td><td>(4) Risks related to derivative transaction
Same applies as left.</td></tr>
<tr><td>(5) Risks management system for derivative transaction
Risks management is based on the management procedures of the Asset Management Company.</td><td>(5) Risks management system for derivative transaction
Same applies as left.</td></tr>
</table>

【Notes to the Retirement Payment】

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)
The Investment Corporation does not maintain a retirement payment system. Accordingly, there is no information to report.	Same applies as left.

【Tax-Effect Accounting】

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)		Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	
1.Principal deferred tax assets and liabilities were as follows		1.Principal deferred tax assets and liabilities were as follows	
	(Thousands of Yen)		(Thousands of Yen)
(Deferred tax assets)		(Deferred tax assets)	
Enterprise tax payable not included in expenses	21	Enterprise tax payable not included in expenses	15
Unrealized loss from deferred hedge transactions	2,534		
Total deferred tax assets	2,555	Total deferred tax assets	15
2. Significant difference between statutory income tax rate and the effective tax rate	(%)	2. Significant difference between statutory income tax rate and the effective tax rate	(%)
Normal effective statutory tax rate	39.39	Normal effective statutory tax rate	39.39
(Adjustments)		(Adjustments)	
Deductible cash distributions	△39.37	Deductible cash distributions	△39.38
Others	0.01	Others	0.03
Actual effective tax rate	0.03	Actual effective tax rate	0.04

【Equity-Method Income and Retained Earnings】

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)
The Investment Corporation has no affiliated companies accounted for under the equity-method. Accordingly, there is no information to report.	Same applies as left.

[Related-Party Transactions]

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)

1. Parent Company, corporate shareholders and other: None
2. Directors, individual shareholders and other

Attributes	Name	Business Activities / Position	Ratio of Possession of Voting Rights (%)	Details of Business	Deal Amount (¥thousands)	Accounting Term	Balance of End of Period (¥thousands)
Board of Directors and Close Relatives	Taisuke Miyajima	Executive Director for the Investment Corporation and CEO and President of Kenedix REIT Management, Inc.	Possession of Right Direct 0.0%	Payment of asset management fee to Kenedix REIT Management, Inc. (Note1)	432,530 (Note2) (Note4)	Accounts Payable	69,818 (Note4)
As above	As above	As above	As above	Payment of business consignment fee to Kenedix REIT Management, Inc. (Note3)	6,500 (Note4)	–	–

Notes:

1. Taisuke Miyajima performed as a representative of the third party (Kenedix REIT Management, Inc.), and the fee is set up in the agreement of the Investment Corporation.
2. Asset management fee include ¥8,015 thousand assignment fee related to the sales of properties, and ¥117,550 thousand management fee related to the acquisition of property that count in book value for individual real estate.
3. Taisuke Miyajima performed as a representative of the third party (Kenedix REIT Management, Inc.), and the fee is set up in the agreement,"Operating Agency Agreement" between the Investment Corporation and Kenedix REIT Management, Inc.
4. Consumption taxes are not included in a deal amount, and are included in the balance of the end of period.

3. Subsidiary companies and other: None
4. Fellow subsidiary companies and other: None

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)

1. Parent Company, corporate shareholders and other: None
2. Directors, individual shareholders and other

Attributes	Name	Business Activities / Position	Ratio of Possession of Voting Rights (%)	Details of Business	Deal Amount (¥thousands)	Accounting Term	Balance of End of Period (¥thousands)
Board of Directors and Close Relatives	Taisuke Miyajima	Executive Director for the Investment Corporation and CEO and President of Kenedix REIT Management, Inc.	Possession of Right Direct 0.0%	Payment of asset management fee to Kenedix REIT Management, Inc. (Note1)	424,009 (Note2) (Note4)	Accounts Payable	90,728 (Note4)
As above	As above	As above	As above	Payment of business consignment fee to Kenedix REIT Management, Inc. (Note3)	1,500 (Note4)	–	–

Notes:

1. Taisuke Miyajima performed as a representative of the third party (Kenedix REIT Management, Inc.), and the fee is set up in the agreement of the Investment Corporation.
2. Asset management fee include ¥55,000 thousand management fee related to the acquisition of property that count in book value for individual real estate.
3. Taisuke Miyajima performed as a representative of the third party (Kenedix REIT Management, Inc.), and the fee is set up in the agreement,"Operating Agency Agreement" between the Investment Corporation and Kenedix REIT Management, Inc.
4. Consumption taxes are not included in a deal amount, and are included in the balance of the end of period.

3. Subsidiary companies and other: None
4. Fellow subsidiary companies and other: None

[Notes to the Information per Unit]

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)
Unitholders' Equity per Unit ¥638,809 Net Income per Unit ¥14,334 Net income per unit after adjusting for residual units is not included because there were no residual investment units.	Unitholders' Equity per Unit ¥578,839 Net Income per Unit ¥13,681 Net income per unit after adjusting for residual units is not included because there were no residual investment units.

Note: The calculation for the net income per unit is as follow.

	Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)
Net Income (¥ thousand)	2,792,040	2,148,058
Amount vested in ordinary investors (¥ thousand)	—	—
Net income for ordinary units (¥ thousand)	2,792,040	2,148,058
Average number of units during the period (unit)	194,772	157,000

[Important Subsequent Events]

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)
None	Important subsequent events after the closing of the fiscal period ended on April 30, 2007 are as follows. 1. Issuance of New Investment Units On April 26, 2007 and May 14, 2007, the Board of Directors of the Investment Corporation resolved to issue new investment units as detailed below. The payments were completed on May 22, 2007 through public offering. As a result of the issuance of additional investment units, the Investment Corporation had total unitholders' capital of ¥123,203,689,870 with 197,000 investment units outstanding as of May 22, 2007. (1) Issuance of New Investment Units through Public Offering) Total number of newly issued units : 40,900units (Japanese primary offering 26,710units, Overseas offering 14,190units) Offer price per unit : ¥873,180 Total amount of offering : ¥35,713,062,000 Issue price per unit : ¥842,886 Net proceeds : ¥34,474,037,400 Payment date : May 22, 2007 Delivery date of investment unit certificates : May 23, 2007 Starting date of the computation of cash distribution : May 1, 2007 (2) Issuance of New Investment Units through Third-party Allotment On April 26, 2007 and May 14, 2007, the Board of Directors of the Investment Corporation resolved to issue new investment units through third-party allocation as detailed below. Total number of newly issued units : 2,100 units as the upper limit Issue price per unit : ¥842,886 Net proceeds : ¥1,770,060,600 Allottee : Nomura Securities Co. Ltd. Payment date : June 19, 2007 Delivery date of New Investment Units through : June 20, 2007 Starting date of the computation of cash distribution : May 1, 2007

(2) Movements in Investment Units Issued and Outstanding

Movements in unitholders' capital and the number of investment units issued and outstanding during the first, second and third fiscal periods are summarized in the following table.

Settlement Date	Particulars	Investment Units Issued and Outstanding (Units)		Unitholders' Capital (Millions of Yen)		Remarks
		Increase (Decrease)	Balance	Increase (Decrease)	Balance	
May 6, 2005	Private placement	400	400	200	200	(Note 1)
July 20, 2005	Public offering	75,000	75,400	41,868	42,068	(Note 2)
August 16, 2005	Third-party allocation	3,970	79,370	2,216	44,285	(Note 3)
May 1, 2006	Public offering	73,660	153,030	42,171	86,456	(Note 4)
May 26, 2006	Third-party allocation	3,970	157,000	2,272	88,729	(Note 5)
May 22, 2007	Public offering	40,900	197,900	34,474	123,203	(Note 6)
June 19, 2007	Third-party allocation	2,100	200,000	1,770	124,973	(Note 7)

Notes:

1. The Investment Corporation was established with an offer price of ¥500,000 per unit.
2. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties. The offer price was ¥580,000 per unit with an underwritten price of ¥558,250 per unit.
3. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties. The issue price was ¥558,250 per unit.
4. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties. The offer price was ¥593,096 per unit with an issue price of ¥572,519 per unit.
5. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties. The issue price was ¥572,519 per unit.
6. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties and repayment of borrowings. The offer price was ¥873,180 per unit with an issue price of ¥842,886 per unit.
7. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties and repayment of borrowings. The issue price was ¥842,886 per unit.

4. Transfer of the Directors

During the fifth fiscal period, there was no transfer of the Asset Management Company's Directors. The directors of the Asset Management Company are as follows.

Title	Name	Brief Personal History		Number of Investment Units
Executive Director	Taisuke Miyajima	April 1985	Joined Mitsubishi UFJ Trust and Banking Corporation (formely The Mitsubishi Trust Banking Corporation)	20
		April 1992	Transferred to Los Angeles Branch	
		April 1997	Joined Miyajima Shoukai	
		April 1998	Joined Kenedix, Inc. (formely Kennedy-Wilson Japan Co., Ltd.) Real Estate Investment Advisory Division	
		October 2004	External assignment as a CEO and President, Kenedix REIT Management, Inc. (formely KW REIT Management, Inc.)	
		April 2005	Transferred as a CEO and President, Kenedix REIT Management, Inc. (current position)	
		May 2005	Executive Director of Kenedix Realty Investment Corporation (current position)	
Supervisory Director	Kimio Kodama	April 1963	Admitted to the Japanese bar (general practitioner of Japanese law)	0
		April 1966	Established Hanzomon Sogo Law Office (formely Chuo Shinko Audit Corporation) (current position)	
		July 1997	Director of Kyoritsu Women's Educational Institution (current position)	
		April 1998	Director of The Housing Loan Guarantee Corporation (current position)	
		May 2005	Supervisory Director of Kenedix Realty Investment Corporation (current position)	
Supervisory Director	Shiro Toba	October 1989	Joined MISUZU Audit Corporation (formely Cuo Shinko Audit Corporation)	0
		March 1993	Became a Japanese certified public accountant	
		January 1997	Established Toba Public Accounting Office (current position)	
		May 2002	Became a Japanese certified tax accountant	
		April 2004	Director of Majestec Corporation (current position)	
		January 2005	Director of Minori Accounting Co., Ltd. (current position)	
		March 2005	Director of BTK Solution Co., Ltd. (current position)	
		May 2005	Supervisory Director of Kenedix Realty Investment Corporation (current position)	
		October 2005	Director of MACC (current position)	

Note: Taisuke Miyajima obtained approval from the Commissioner of the Finance Services Agency on April 18, 2005 to hold concurrent positions with Kenedix REIT Management, Inc. and Kenedix Realty Investment Corporation pursuant to Article 13 of the Investment Trust Law (the "former Investment Trust Law") and prior to revisions of the former Investment Trust Law in accordance with the provisions of Article 5 of the Law for the Partial Amendment of the Securities and Exchange Law (2006 Law No. 65).

5. **Reference Information**

(1) **Component of Assets**

Type of Specified Asset	Type	Area	Fourth Fiscal Period (As of April 30, 2007)		Fifth Fiscal Period (As of October 31, 2007)	
			Total Amount Held (¥M) (Note 1)	Ratio (%) (Note 2)	Total Amount Held (¥M) (Note 1)	Ratio (%) (Note 2)
Real Estate	Office	Tokyo Metropolitan Area	13,047	6.9	13,052	6.1
	Central Urban Retail	Tokyo Metropolitan Area	50	0.0	47	0.0
Total for Real Estate			13,097	6.9	13,100	6.1
Trust Beneficiary Interest in Real Estate	Office	Tokyo Metropolitan Area	93,525	49.6	106,035	49.6
		Other Regional Areas	11,456	6.1	21,323	10.0
	Total for Office		104,981	55.7	127,358	59.6
	Residential	Tokyo Metropolitan Area	34,158	18.1	33,898	15.9
		Other Regional Areas	10,008	5.3	9,997	4.7
	Total for Residential		44,166	23.4	43,896	20.5
	Central Urban Retail	Tokyo Metropolitan Area	12,867	6.8	12,815	6.0
		Other Regional Areas	3,688	2.0	3,678	1.7
	Total for Central Urban Retail		16,556	8.8	16,493	7.7
Total of Trust Beneficiary Interests in Real Estate			165,704	88.0	187,749	87.8
Bank Deposits and Other Assets			9,598	5.1	12,914	6.0
Total Assets			188,400	100.0	213,763	100.0

Notes:

1. "Total Amount Held" is the amount allocated in the balance sheets at the end of the period (figures are on a net book value basis after deducting depreciation).
2. "Ratio" is the ratio of the amount allocated in the balance sheets to the total assets rounded to the first decimal place.

	Fifth Fiscal Period (As of October 31, 2007)		Fourth Fiscal Period (As of April 30, 2007)	
	Price (¥M)	Ratio (%)	Price (¥M)	Ratio (%)
Total of Liabilities	86,002	40.2	97,522	51.8
Total Unitholders' Equity	127,761	59.8	90,877	48.2
Total of Assets	213,763	100.0	188,400	100.0

(2) Properties Roster

①The Price of the Investment Properties and the Investment Ratio

(Millions of Yen)

Type	Area	No.	Property Name	Acquisition Price (Note 1)	Amount on the Balance Sheet (Note 2)	Appraisal Value at the end of Fifth Fiscal Period						Appraiser (Note 4)	Ratio (%) (Note 5)
							Direct Capitalization Method		Discounted Cash Flow Method				
						(Note 3)	Value	Overall Capitalization Rate (%)	Value	Discount Rate (%)	Terminal Capitalization Rate (%)		
Office	Tokyo Metropolitan Area	A-40	Toranomon Toyo Building	6,400	9,921	10,700	10,800	4.4	10,500	4.1	4.6	A	4.9
		A-37	KDX Ochanomizu Building	6,400	6,474	6,890	7,010	4.7	6,770	4.5	4.9	A	3.2
		A-32	KDX Shiba-Daimon Building	6,090	6,225	6,550	6,630	5.1	6,510	4.9	5.3	C	3.0
		A-13	KDX Kojimachi Building	5,950	5,892	6,400	6,520	4.7	6,350	4.5	4.9	C	3.0
		A-1	KDX Nihonbashi 313 Building	5,940	6,338	7,630	7,900	4.8	7,520	4.6	5.0	B	3.0
		A-16	Toshin-24 Building	5,300	5,294	5,870	5,930	5.0	5,810	4.8	5.2	A	2.6
		A-2	KDX Hirakawacho Building	5,180	5,189	5,780	5,970	4.7	5,700	4.5	4.9	B	2.6
		A-17	Ebisu East 438 Building	4,640	4,639	5,990	6,000	4.6	5,970	4.2	4.7	A	2.3
		A-3	Higashi-Kayabacho Yuraku Building	4,450	4,564	6,220	6,330	4.8	6,110	4.6	5.0	A	2.2
		A-39	KDX Toranomon Building	4,400	4,902	4,770	4,840	4.2	4,690	4.0	4.4	A	2.2
		A-30	KDX Nishi-Gotanda Building	4,200	4,347	4,840	4,840	5.1	4,840	4.9	5.3	C	2.1
		A-4	KDX Hatchobori Building	3,680	3,593	3,950	4,050	4.8	3,910	4.6	5.0	B	1.8
		A-18	KDX Omori Building	3,500	3,490	4,030	4,080	5.0	3,980	4.8	5.2	A	1.7
		A-19	KDX Hamamatsucho Building	3,460	3,431	3,890	4,020	4.6	3,830	4.4	4.8	B	1.7
		A-29	KDX Higashi-Shinjuku Building	2,950	3,037	3,350	3,520	5.3	3,270	5.1	5.5	B	1.4
		A-20	KDX Kayabacho Building	2,780	2,864	3,200	3,210	5.1	3,200	4.9	5.3	C	1.4
		A-21	KDX Shinbashi Building	2,690	2,706	3,070	3,100	4.4	3,040	4.0	4.6	A	1.3
		A-5	KDX Nakano Sakaue Building	2,533	2,492	2,680	2,710	5.1	2,660	4.9	5.3	B	1.2
		A-22	KDX Shin-Yokohama Building	2,520	2,539	3,070	3,110	5.3	3,030	5.1	5.5	A	1.2
		A-6	Harajuku F.F. Building	2,450	2,518	3,290	3,320	5.3	3,250	5.1	5.5	A	1.2
		A-27	KDX Kajicho Building	2,350	2,407	2,500	2,540	4.8	2,480	4.6	5.0	B	1.1
		A-15	KDX Hamacho Building	2,300	2,408	3,060	3,090	5.2	3,050	5.0	5.4	C	1.1
		A-41	KDX Shinjuku 286 Building	2,300	2,350	2,530	2,560	4.7	2,490	4.5	4.9	A	1.1
		A-7	FIK Minami Aoyama	2,270	2,306	3,360	3,420	4.4	3,300	4.2	4.6	A	1.1
		A-14	KDX Funabashi Building	2,252	2,446	2,540	2,580	5.7	2,520	5.4	5.9	C	1.1
		A-33	KDX Okachimachi Building	2,000	2,091	2,010	2,070	4.9	1,980	4.8	5.1	B	1.0
		A-8	Kanda Kihara Building	1,950	1,907	2,030	2,070	4.8	2,010	4.6	5.0	B	0.9
		A-23	KDX Yotsuya Building	1,950	1,978	2,350	2,370	5.2	2,320	5.0	5.4	A	0.9
		A-9	KDX Shinjuku-Gyoen Building	1,610	1,633	2,140	2,150	4.9	2,120	4.7	5.1	A	0.8
		A-26	KDX Kiba Building	1,580	1,631	1,880	1,890	5.4	1,870	5.2	5.6	C	0.8
		A-38	KDX Nishi-Shinjuku Building	1,500	1,573	1,520	1,530	5.0	1,520	4.8	5.2	C	0.7
		A-31	KDX Monzen-Nakacho Building	1,400	1,459	1,430	1,490	5.2	1,400	5.0	5.4	B	0.7
		A-34	KDX Hon-Atsugi Building	1,305	1,341	1,320	1,350	6.0	1,310	5.8	6.2	B	0.6
		A-35	KDX Hachioji Building	1,155	1,259	1,160	1,220	5.4	1,130	5.2	5.6	B	0.5
		A-28	KDX Nogizaka Building	1,065	1,132	1,070	1,080	4.9	1,070	4.7	5.1	C	0.5
		A-10	KDX Koishikawa Building	704	695	868	875	5.3	861	5.1	5.5	A	0.3
	Other Regional Areas	A-12	Portus Center Building	5,570	5,355	5,690	5,790	5.8	5,650	5.6	6.0	B	2.8
		A-42	Karasuma Building (Note 6)	5,400	5,436	5,560	5,700	5.4	5,500	5.2	5.5	B	2.7
		A-43	KDX Hakata Building	2,350	2,379	2,480	2,490	5.3	2,460	5.1	5.5	A	1.1
		A-44	KDX Sendai Building	2,100	2,120	2,130	2,160	5.6	2,110	5.4	5.8	B	1.0
		A-24	KDX Minami Semba Dai-1 Building	1,610	1,592	1,660	1,760	5.4	1,620	4.7	5.1	C	0.8

		A-25	KDX Minami Semba Dai-2 Building	1,560	1,536	1,650	1,770	5.4	1,600	4.7	5.1	C	0.7
		A-11	Hakata-Ekimae Dai-2 Building	1,430	1,463	1,720	1,720	5.4	1,710	5.2	5.6	A	0.7
		A-36	KDX Niigata Building	1,305	1,437	1,220	1,230	6.4	1,200	6.2	6.6	A	0.6
Total of 44 Office Buildings				137,979	140,411	156,048	158,795	-	154,221	-	-	-	70.0

Type	Area	No.	Property Name	Acquisition Price (Note 1)	Amount on the Balance Sheet (Note 2)	Appraisal Value at the end of Third Fiscal Period (Note 3)	Direct Capitalization Method: Value	Direct Capitalization Method: Overall Capitalization Rate (%)	Discounted Cash Flow Method: Value	Discounted Cash Flow Method: Discount Rate (%)	Discounted Cash Flow Method: Terminal Capitalization Rate (%)	Appraiser (Note 4)	Ratio (%) (Note 4)
Residential	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	5,383	5,460	5,510	5.1	5,440	4.9	5.4	C	2.7
		B-20	Regalo Ochanomizu I&II	3,600	3,634	3,670	3,740	4.8	3,630	4.6	5.0	B	1.8
		B-1	Storia Sirokane	3,150	3,163	3,370	3,410	4.8	3,330	4.6	5.0	A	1.5
		B-2	Tre di Casa Minami Aoyama	2,460	2,475	2,680	2,720	4.5	2,630	4.3	4.7	A	1.2
		B-21	Regalo Shiba-Kouen	2,260	2,280	2,280	2,320	4.7	2,260	4.5	4.9	B	1.1
		B-3	Court Mejiro	1,250	1,258	1,190	1,190	4.9	1,180	4.7	5.1	A	0.6
		B-4	Apartments Motoazabu	1,210	1,226	1,300	1,310	4.7	1,290	4.5	4.9	A	0.6
		B-5	Apartments Wakamatsu Kawada	1,180	1,186	1,250	1,260	4.8	1,240	4.6	5.0	A	0.5
		B-22	Chigasaki Socie Ni-bankan	1,160	1,238	1,140	1,150	5.5	1,130	5.3	5.7	B	0.5
		B-6	Court Nihonbashi-Hakozaki	1,130	1,129	1,220	1,230	5.0	1,200	4.8	5.2	A	0.5
		B-23	Court Nishi-Shinjuku	1,130	1,145	1,160	1,180	4.8	1,150	4.6	5.0	B	0.5
		B-7	Side Denenchofu	1,110	1,142	1,110	1,120	5.2	1,090	5.0	5.4	A	0.5
		B-34	Gradito Kawaguchi	1,038	1,084	1,070	1,090	5.2	1,060	4.9	5.5	C	0.5
		B-8	S-court Yokohama-Kannai II	945	941	1,020	1,030	5.2	1,010	5.0	5.4	A	0.4
		B-24	Regalo Komazawa-Kouen	912	923	943	962	4.7	935	4.5	4.9	B	0.4
		B-9	Court Motoasakusa	880	889	943	952	5.0	934	4.8	5.2	A	0.4
		B-25	Court Shin-Okachimachi	878	893	888	903	4.9	881	4.7	5.1	B	0.4
		B-11	Bloom Omotesando	875	887	962	975	4.7	949	4.5	4.9	A	0.4
		B-13	Human Heim Okachimachi	830	840	905	912	5.0	898	4.8	5.2	A	0.4
		B-26	Primo Regalo Kagurazaka	762	778	770	784	4.7	764	4.5	4.9	B	0.3
		B-27	Primo Regalo Youga	730	742	737	750	4.8	732	4.6	5.0	B	0.3
		B-28	Court Shimouma	638	650	644	653	4.8	640	4.6	5.0	B	0.3
	Other Regional Areas	B-29	Ashiya Royal Homes	2,330	2,482	2,420	2,470	5.2	2,400	4.9	5.5	C	1.1
		B-18	Venus Hibarigaoka	1,800	1,943	1,710	1,720	5.8	1,700	5.4	6.0	C	0.9
		B-30	Regalo Ibaraki I&II	1,600	1,632	1,620	1,650	5.4	1,610	5.1	5.7	C	0.8
		B-31	Collection Higashi-Sakura	1,264	1,327	1,150	1,160	5.1	1,130	4.9	5.3	A	0.6
		B-32	Renaissance 21 Hirao Jousui-machi	900	921	964	992	5.3	952	5.1	5.7	C	0.4
		B-33	Montore Nishikouen Bay Court	826	842	831	841	5.7	827	5.5	5.9	B	0.4
		B-16	Abreast Hara	444	439	494	495	5.7	492	5.5	6.0	A	0.2
		B-17	Abreast Hirabari	407	408	457	463	5.7	451	5.5	6.0	A	0.2
Total of 30 Residential Properties				43,052	43,896	44,358	44,942	-	43,935	-	-	-	21.8
Central Urban Retail	Tokyo Metropolitan Area	C-1	Frame Jinnan-zaka	9,900	10,241	11,900	12,000	4.2	11,800	3.9	4.3	A	5.0
		C-2	KDX Yoyogi Building	2,479	2,621	2,540	2,540	4.9	2,540	4.7	5.1	C	1.2
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	3,680	3,678	3,810	3,830	4.9	3,800	4.7	5.1	B	1.8
Total of 3 Central Urban Retail Properties				16,059	16,541	18,250	18,370	-	18,140	-	-	-	8.1
Total of 77 properties				197,090	200,849	218,656	222,107	-	216,296	-	-	-	100.0

Notes:

1. Acquisition price is the purchase price for trust beneficiary interests or properties acquired by the Investment Corporation exclusive of taxes, rounded down to the nearest million yen.

2. Figures of less than1 million are rounded down from the amounts on the balance sheet.
3. Appraisal values (end of the fifth fiscal period) are based on the asset valuation method and standards outlined in the Investment Corporation's Articles of Incorporation and regulations formulated by the Investment Trusts Association, Japan. Appraisal values are drawn from either the appraisal reports or valuation reports prepared by the appraisers.
4. The appraisers for the properties are Japan Real Estate Institute (A), Daiwa Real Estate Appraisal Corporation (B) and Nippon Tochi-Tatemono Limited (C).
5. Figures are the acquisition price of each asset as a percentage of the total acquisition prices for the portfolio rounded down to the nearest first decimal place.
6. The Investment Corporation had been planning to change the name of the "Karasuma Building" to "KDX Kyoto Karasuma Building". Due to the high name recognition of the building's current name, the plan to change the name was canceled.

②Property Distribution

A. Property Types

Type	Number of Properties	Acquisition Price (Millions of Yen)	Ratio (Note) (%)
Office Buildings	44	137,979	70.0
Residential Properties	30	43,052	24.5
Central Urban Retail Properties	3	16,059	9.1
Others	—	—	
Total	77	197,090	100.0

B. Geographic Distribution

Area	Number of Properties	Acquisition Price (Millions of Yen)	Ratio (Note) (%)
Tokyo Metropolitan Area	60	162,514	82.4
Other Regional Areas	17	34,576	17.5
Total	77	197,090	100.0

C. Property Distribution by Acquisition Price

Acquisition Price (Millions of Yen)	Number of Properties	Acquisition Price (Millions of Yen)	Ratio (Note) (%)
Less than 1,000	14	10,731	5.4
1,000 - 2,500	37	63,193	32.0
2,500 - 5,000	15	52,233	26.5
5,000 - 7,500	9	51,183	25.9
7,500 - 10,000	2	19,750	10.0
Total	77	197,090	100.0

Note: "Ratio" refers to the percentage of the acquisition price by each category to the acquisition prices of the entire portfolio. Figures are rounded down to the nearest first decimal place.

③ Details of Investment Real Estate and Trust Real Estate

A. Overview of Investment Real Estate Properties and Trust Real Estate

Type	Area	No.	Property Name	Site Area (㎡)(Note1)	Usage (Note 2)	Total Floor Area (㎡)(Note 3)	Type of Structure (Note 4)	Completion Date (Note 5)	PML (%)
Office	Tokyo Metropolitan Area	A-40	Toranomon Toyo Building	869.01	Bank, Offices Retail Shops, Storage	8,346.83	RC B2F9	August 1962	13.06
		A-37	KDX Ochanomizu Building	1,515.28	Offices, Storage Retail Shops, Parking Mechanical Room	7,720.08	SRC B1F7	August1982	2.97
		A-32	KDX Shiba-Daimon Building	1,182.40	Offices	7,824.03	SRC B1F9	July 1986	7.60
		A-13	KDX Kojimachi Building	612.17	Offices Retail Shops	5,323.81	SRC B2F9	May 1994	3.60
		A-1	KDX Nihonbashi 313 Building	1,047.72	Offices	8,613.09	SRC B2F9	April 1974	9.50
		A-16	Toshin-24 Building	1,287.16	Offices, Retail Shops Parking	8,483.17	SRC B1F8	September 1984	8.75
		A-2	KDX Hirakawacho Building	1,013.85	Offices, Retail Shops Residential Complex	8,002.97	SRC B3F10	March 1988	7.25
		A-17	Ebisu East 438 Building	724.22	Offices Retail Shops	4,394.58	SRC B1F7	January 1992	4.16
		A-3	Higashi-Kayabacho Yuraku Building	773.43	Offices	5,916.48	SRC B1F9	January 1987	7.01
		A-39	KDX Toranomon Building	288.20	Recreation Hall Offices	2,277.38	SRC B1F9	April 1988	8.07
		A-30	KDX Nishi-Gotanda Building	684.41	Offices Parking	5,192.87	SRC B1F8	November 1992	8.28
		A-4	KDX Hatchobori	992.20	Offices	4,800.43	SRC·RC B1F8	June 1993	6.42
		A-18	KDX Omori Building	1,123.93	Offices, Retail Shops Parking	7,334.77	RC·SRC B1F9	October 1990	0.71
		A-19	KDX Hamamatsucho Building	504.26	Offices, Retail Shops Parking	3,592.38	S F9	September 1999	6.13
		A-29	KDX Higashi-Shinjuku Building	1,340.97	Offices, Storage Parking	7,885.40	SRC B1F9	January 1990	3.63
		A-20	KDX Kayabacho Building	617.17	Offices Parking	3,804.86	SRC F8	October 1987	7.90
		A-21	KDX Shinbashi Building	536.11	Offices, Retail Shops Parking	3,960.22	SRC·S B1F8	February 1992	6.84
		A-5	KDX Nakano-Sakaue Building	1,235.16	Offices, Retail Shop Residential Parking/ Storage	6,399.42	SRC B1F11	August 1992	5.20
		A-22	KDX Shin-Yokohama Building	705.00	Offices, Retail Shops Parking	6,180.51	S B1F9	September 1990	10.36
		A-6	Harajuku F.F. Building	699.67	Retail Shops Offices, Parking	3,812.44	SRC F11	November 1985	5.66
		A-27	KDX Kajicho Building	526.43	Offices Retail Shops	3,147.70	SRC B1F8	March 1990	6.05
		A-15	KDX Hamacho Building	554.80	Retail Shops, Offices Residential, Parking	4,133.47	SRC B2F10	September 1993	6.76

		A-41	KDX Shinjuku 286 Building	421.70	Offices Parking	3,432.04	SRC·RC B1F9	August 1989	8.71
		A-7	FIK Minami Aoyama	369.47	Offices, Retail Shops Residential	1,926.98	SRC B1F9	November 1988	4.92
		A-14	KDX Funabashi Building	1,180.41	Offices Retail Shops	5,970.12	SRC B1F8	April 1989	2.76
		A-33	KDX Okachimachi Building	239.72	Offices	1,882.00	S F10	June 1988	2.23
		A-8	Kanda Kiban Building	410.18	Offices	2,393.94	SRC·RC·S B1F8	May 1993	7.77
		A-23	KDX Yotsuya Building	996.65	Offices, Retail Shops Parking	3,329.68	RC B2F4	October 1989	9.79
		A-9	KDX Shinjuku-Gyoen Building	383.63	Offices, Retail Shops Residential	2,594.88	S·SRC F9	June 1992	6.05
		A-26	KDX Kiba Building	922.77	Offices Parking	2,820.64	RC F5	October 1992	7.79
		A-38	KDX Nishi-Shinjuku Building	626.06	Offices Parking	2,017.63	RC F5	October 1992	9.02
		A-31	KDX Monzen-Nakacho Building	580.99	Offices Retail Shops	2,668.91	SRC F8	September 1986	5.72
		A-34	KDX Hon-Atsugi Building	724.62	Offices Retail Shops	3,603.63	SRC F8	May 1995	11.12
		A-35	KDX Hachioji Building	460.62	Offices, Parking Retail Shops	2,821.21	SRC F9	December 1985	13.00
		A-28	KDX Nogizaka Building	409.36	Offices, Retail Shops Residential	1,695.07	RC B1F5	May 1991	9.48
		A-10	KDX Koishikawa Building	404.89	Retail Shops Offices	1,866.58	SRC B1F9	October 1992	9.32
	Other Regional Areas	A-12	Portus Center Building	13,936.63	Offices Retail Shops/Storage Parking	79,827.08	SRC·S B2F25	September 1993	3.48
		A-42	Karasuma Building	1,788.67	Offices	12,632.68	SRC B1F8	October 1982	8.37
		A-43	KDX Hakata Building	1,130.86	Offices Mechanical Room Mutilevel Parking	6,537.33	SRC F9	July 1982	1.84
		A-44	KDX Sendai Building	987.78	Offices	5,918.30	SRC B1F10	February 1984	1.93
		A-24	KDX Minami Semba Dai-1 Building	715.44	Offices Parking	4,236.59	SRC·RC·S B1F9	March 1993	9.04
		A-25	KDX Minami Semba Dai-2 Building	606.45	Parking, Retail Shops Offices, Residential	3,315.93	SRC·S B1F9	September 1993	10.59
		A-11	Hakata-Ekimae Dai-2 Building	866.00	Offices	4,846.01	SRC F9	September 1984	1.06
		A-36	KDX Niigata Building	1,110.56	Offices Retail Shops	6,810.29	RC B2F13	July 1983	4.39
Total of 44 Office Buildings				48,107.01	—	290,294.41	—	Average of 20.8 yrs	—
	Tokyo Metropolitan	B-19	Residence Charmante Tsukishima	4,252.86	Residential Complex Offices	18,115.39	SRC B1F10	January 2004	9.88

	Area	B-20	Regalo Ochanomizu I&II	1,205.65	Residential Complex	4,843.27	I: RC B1F10 II: RC F11	I: January 2006 II: February 2006	8.30
		B-1	Storia Sirokane	1,197.13	Retail Shops Residential Complex	5,750.05	SRC·S B2F13	February 2003	4.74
		B-2	Tre di Casa Minami Aoyama	767.70	Residential Complex Retail Shops	1,986.44	RC B1F6	February 2004	8.49
		B-21	Regalo Shiba-Kouen	530.45	Residential Complex	2,786.98	RC F13	November 2005	6.97
		B-3	Court Mejiro	1,581.91	Residential Complex	3,326.07	RC B1F3	March 1997	7.11
		B-4	Apartments Motoazabu	639.41	Residential Complex	1,685.14	RC F11	January 2004	8.84
		B-5	Apartments Wakamatsu Kawada	412.42	Residential Complex	1,858.51	RC F12	February 2004	7.61
		B-22	Chigasaki Socio Ni-bankan	2,191.21	Offices Residential Complex	3,821.74	RC F8	January 1991	14.52
		B-6	Court Nihonbashi-Hakozaki	260.85	Residential Complex	1,727.96	SRC F12	February 2004	7.34
		B-23	Court Nishi-Shinjuku	408.16	Residential Complex	1,669.33	RC F8	October 2005	5.74
		B-7	Side Denenchofu	1,326.57	Residential Complex	2,433.52	RC F6	February 1997	8.86
		B-34	Gradito Kawaguchi	423.94	Residential Complex Retail Shops	1,705.38	RC F12	February 2006	6.46
		B-8	S-court Yokohama-Kannai II	366.83	Residential Complex	1,738.71	RC F11	March 2003	13.60
		B-24	Regalo Komazawa-Kouen	363.08	Residential Complex Retail Shops	1,262.00	RC F8	February 2006	5.43
		B-9	Court Motoasakusa	201.24	Residential Complex	1,585.65	SRC F13	January 2005	6.01
		B-25	Court Shin-Okachimachi	311.22	Residential Complex	1,494.55	RC F11	October 2005	4.09
		B-11	Bloom Omotesando	332.96	Residential Complex	699.14	RC B1F3	March 2003	8.47
		B-13	Human Heim Okachimachi	174.44	Residential Complex Retail Shops	1,444.25	SRC F14	December 2004	6.01
		B-26	Primo Regalo Kagurazaka	320.16	Residential Complex Retail Shops	1,007.54	RC F8	January 2006	4.83
		B-27	Primo Regalo Youga	603.00	Residential Complex	1,213.20	RC F8	December 2005	8.41
		B-28	Court Shimouma	376.62	Residential Complex	880.18	RC F6	October 2005	9.70
	Other Regional Areas	B-29	Ashiya Royal Homes	2,685.08	Residential Complex	5,015.67	RC F5	June 1991	11.56
		B-18	Venus Hibarigaoka	8,595.00	Residential Complex	14,976.25	I: RC F6 II: RC F5 III: RC F6	March 1989	5.19
		B-30	Regalo Ibaraki I&II	3,390.22	Residential Complex	6,445.92	I: RC F4 II: RC B1F7	I: May 1991 II: March 1993	8.26

		B-31	Collection Higashi-Sakura	462.52	Residential Complex	2,931.65	SRC F14	March 2006	10.73
		B-32	Renaissance 21 Hirao Jousui-machi	1,438.01	Residential Complex	2,643.36	RC F5	October 2005	2.69
		B-33	Montore Nishikouen Bay Court	1,315.36	Residential Complex Retail Shops	2,772.49	RC F10	February 2006	4.41
		B-16	Abreast Hara	397.17	Residential Complex Parking	1,563.47	SRC F11	February 2000	13.57
		B-17	Abreast Hirabari	889.15	Residential Complex	1,867.75	RC F7	March 2000	14.12
Total of 30 Residential Properties				37,420.32	—	101,251.56	—	Average of 5.6 yrs	—
Central Urban Retail	Tokyo Metropolitan Area	C-1	Frame Jinnan-zaka	1,240.51	Retail Shops	6,302.58	S·RC·SRC B2F7	March 2005	8.02
		C-2	KDX Yoyogi Building	228.74	Retail Shops Offices	1,269.06	SRC F8	August 1991	8.17
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	595.52	Retail Shops	1,445.02	S F4	November 2005	2.12
Total of 3 Central Urban Retail Properties				2,064.77	—	9,016.66	—	Average of 4.4 yrs	—
Total of 77 properties				85,592.10	—	400,562.63	—	Average of 16.2 yrs	5.26 (Note 6)

Notes:

1. Site area data is based on figures recorded in the land register and includes relevant figures in the case of leasehold land. Data may not match with the actual current status. Property that includes land leasehold encompass the site area applicable to leashold portions. Compartmentalized building ownership includes the site area relating to site rights and the total floor area for the entire building, structure and number of floors.
2. Usage is based on data recorded in the land register. All types of use are reported in the case of multi-purpose application.
3. Total floor space is based on figures recorded in the land register and does not include related structures. The total floor area for the entire buildings is reported for compartmentalized ownership.
4. Type of structure data is based on data recorded in the land register. The following abbreviations are used to report data relating to structure and the number of floors:
   SRC: Steel-Reinforced Concrete; RC: Reinforced Concrete; S: Steel Frame; B: Below Ground Level; F: Above Ground Level.
   For example: B2F9: Two floors below ground level and nine floors above ground level.
5. Completion date is the date of construction completion recorded in the land register. Average age subtotal and total data is calculated using the weighted-average based on acquisition prices as of October 31, 2007.
6. The portfolio PML applicable to all 77 properties. The data is based on a survey provided by Sompo Japan Risk Management, Inc. as of September 2007.

B. Capital Expenditure

(a) Planned capital expenditures

Major capital expenditure plans for renovation of properties in which the Investment Corporation holds a trust beneficiary interest for the sixth fiscal period (November 1, 2007 to April 30, 2008) are as follows. Planned capital expenditure includes portions classified into expenses for accounting purposes.

Property Name (Location)	Purpose	Schedule	Planned Amount of Capital Expenditure (Millions of Yen)		
			Total	Paid in the Fiscal Period Under Review	Total Amount Previously Paid
KDX Higashi-Shinjuku Building (Shinjuku-ku, Tokyo)	Upgrade of individual air conditioning system, other	November 2007 to April 2008	181	–	–
KDX Shiba-Daimon Building (Minato-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	164	–	–
KDX Hirakawa-cho Building (Chiyoda-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	110	–	–
KDX Hachioji Building (Hachioji-shi, Tokyo)	Upgrade of individual air conditioning system, other	As above	100	–	–
KDX Okachimachi Building (Taito-ku, Chiba)	Upgrade of individual air conditioning system, other	As above	95	–	–
KDX Sendai Building (Sendai-shi, Miyagi)	Renovation for restrooms, other	As above	70	–	–
KDX Omori Building (Ohta-ku, Chiba)	Renovation for external wall, other	As above	51	–	–

(b) Capital Expenditures During the Fiscal Period Under Review

The Investment Corporation undertook the following major capital expenditures as follows. In the fiscal period under review, the Investment Corporation completed work across its entire portfolio totaling ¥1,357 million. This total comprised of ¥1,238 million in capital expenditures and ¥119 million for repairs, maintenance and renovation expenses.

Property Name (Location)	Purpose	Schedule	Amount of Capital Expenditures (Millions of Yen)
KDX Toranomon Building (Minato-ku, Tokyo)	Renovation for the entire building	May 2007 to October 2007	330
KDX Shiba-Daimon Building (Minato-ku, Tokyo)	Renovation for external wall, upgrade of individual air conditioning system, other	As above	82
Ashiya Royal Homes (Ashiya-shi, Hyogo)	Upgrade of indoor facilities, other	As above	82
KDX Niigata Building (Niigata-shi, Niigata)	Renewal work for common use areas, upgrade of air conditioning system, other	As above	69
KDX Hachioji Building (Hachioji-shi, Tokyo)	Upgrade of individual air conditioning system, other	As above	54
KDX Higashi-Shinjuku Building (Shinjuku-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	50
KDX Funabashi Building (Funabashi-shi, Chiba)	Renovation for external wall, other	As above	46
KDX Kajicho Building (Chiyoda-ku, Tokyo)	Renovation for external wall, other	As above	45
KDX Hamacho Building (Chuo-ku, Tokyo)	Renovation for external wall, other	As above	31
KDX Shinjuku 286 Building (Shinjuku-ku, Tokyo)	Upgrade of restrooms, renewal work for security system other	As above	28

KDX Minami Semba Dai-1 Building (Osaka-shi, Osaka)	Renovation for external wall, other	As above	27
KDX Kiba Building (Koto-ku, Tokyo)	Renovation for external wall, other	As above	17
KDX Nogizaka Building (Minato-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	13
KDX Koishikawa Building (Bunkyo-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	7
Others			351
Portfolio Total			1,238

Note: The money amount of the capital expenditures are rounded to the nearest ¥1 million.

(c) Long-Term Repairs, Maintenance and Renovation Plans

The Investment Corporation formulates long-term repairs, maintenance and renovation plans on an individual investment property basis and allocates a portion of its cash flows generated during the period to a reserve for repairs, maintenance and renovation to meet large-scale renovation over the medium- to long-terms. The following amount has been transferred to the reserve from period cash flows.

(Millions of Yen)

Fiscal period	First Fiscal Period	Second Fiscal Period	Third Fiscal Period	Fourth Fiscal Period	Fifth Fiscal Period
Reserve for the end of the previous period	–	92	165	288	406
Reserve for the fiscal period under review	92	130	148	118	370
Reversal of reserve for the fiscal period under review	–	57	26	0	–
Reserve bring to the next period	92	165	288	406	777

C. Details of the Tenants

(As of October 31, 2007)

Type	Area	No.	Property Name	Total Leasable Floor Area (m²)(Note 1)	Total Leased Floor Area (m²)(Note 2)	Total No. of Leasable Residential units (Note 3)	Total No. of Leased Residential units (Note 4)	No. of End Tenants (Note 5)	Occupancy Ratio (%) (Note 6)	Total Rental Expenses (¥thousands) (Note 7)	Leasehold and Security Deposits (¥thousands) (Note 8)
Office	Tokyo Metropolitan Area	A-40	Toranomon Toyo Building	6,339.73	6,183.57	-	-	1 (12)	97.5	256,122	517,006
		A-37	KDX Ochanomizu Building	5,863.96	5,863.96	-	-	1 (6)	100.0	211,189	273,332
		A-32	KDX Shiba-Daimon Building	6,030.01	6,030.01	-	-	1 (9)	100.0	206,182	254,871
		A-13	KDX Kojimachi Building	3,809.74	3,699.89	-	-	1 (9)	97.1	186,144	298,251
		A-1	KDX Nihonbashi 313 Building	5,901.12	5,901.12	-	-	1 (9)	100.0	252,272	335,003
		A-16	Toshin-24 Building	6,610.22	6,610.22	-	-	1 (14)	100.0	213,964	254,928
		A-2	KDX Hirakawacho Building	4,447.07	4,447.07	4	4	1 (19)	100.0	189,934	245,569
		A-17	Ebisu East 438 Building	3,079.74	3,079.74	-	-	1 (7)	100.0	162,568	263,895
		A-3	Higashi-Kayabacho Yuraku Building	4,413.17	4,413.17	-	-	1 (8)	100.0	169,327	261,999
		A-39	KDX Toranomon Building	1,966.56	1,966.56	-	-	1 (6)	100.0	17,560	225,844
		A-30	KDX Nishi-Gotanda Building	3,875.43	3,875.43	-	-	1 (5)	100.0	150,880	224,593
		A-4	KDX Hatchobori	3,325.04	3,325.04	-	-	1 (6)	100.0	138,500	151,352
		A-18	KDX Omori Building	4,949.46	4,949.46	-	-	1 (11)	100.0	164,805	222,967
		A-19	KDX Hamamatsucho Building	2,727.68	2,727.68	-	-	1 (8)	100.0	116,613	186,292
		A-29	KDX Higashi-Shinjuku Building	5,953.91	5,512.39	-	-	1 (9)	92.6	129,811	176,625
		A-20	KDX Kayabacho Building	3,019.94	3,019.94	-	-	1 (6)	100.0	107,990	190,830
		A-21	KDX Shinbashi Building	1,704.65	1,704.65	-	-	1 (4)	100.0	91,695	127,798
		A-5	KDX Nakano-Sakaue Building	4,391.37	4,391.37	17	17	1 (25)	100.0	107,119	96,239
		A-22	KDX Shin-Yokohama Building	4,810.87	4,789.78	-	-	1 (20)	99.6	118,041	168,820
		A-6	Harajuku F.F. Building	3,068.36	3,068.36	-	-	1 (3)	100.0	117,087	169,273
		A-27	KDX Kajicho Building	2,562.32	2,198.09	-	-	1 (8)	85.8	75,140	98,516
		A-15	KDX Hamacho Building	3,102.43	3,102.43	-	-	1 (8)	100.0	106,660	137,118
		A-41	KDX Shinjuku 286 Building	2,447.80	2,447.80	-	-	1 (9)	100.0	75,293	105,944
		A-7	FIK Minami Aoyama	1,823.64	1,823.64	-	-	1 (5)	100.0	91,089	114,662
		A-14	KDX Funabashi Building	3,885.53	3,885.53	-	-	1 (17)	100.0	107,656	140,700
		A-33	KDX Okachimachi Building	1,792.54	1,792.54	-	-	1 (5)	100.0	70,839	114,652
		A-8	Kanda Kihara Building	1,945.55	1,945.55	-	-	1 (9)	100.0	70,847	155,065
		A-23	KDX Yotsuya Building	2,536.53	2,536.53	-	-	1 (3)	100.0	95,397	144,914
		A-9	KDX Shinjuku-Gyoen Building	2,105.18	2,105.18	-	-	1 (1)	100.0	73,336	107,575
		A-26	KDX Kiba Building	2,450.12	2,450.12	-	-	1 (7)	100.0	69,815	77,395
		A-38	KDX Nishi-Shinjuku Building	1,605.72	1,605.72	-	-	1 (9)	100.0	55,354	68,368
		A-31	KDX Monzen-Nakacho Building	2,012.22	1,697.32	-	-	1 (4)	84.4	47,835	49,330
		A-34	KDX Hon-Atsugi Building	2,747.27	2,747.27	-	-	1 (10)	100.0	67,755	90,267
		A-35	KDX Hachioji Building	2,179.88	1,866.07	-	-	1 (6)	85.6	49,177	43,392
		A-28	KDX Nogizaka Building	1,236.39	1,084.55	1	0	1 (4)	87.7	36,368	49,750
		A-10	KDX Koishikawa Building	1,594.18	1,594.18	-	-	1 (5)	100.0	37,667	44,169
	Other Regional Areas	A-12	Portus Center Building	11,520.47	10,896.00	-	-	1 (29)	94.6	317,361	420,751
		A-42	Karasuma Building	7,778.43	7,778.43	-	-	1 (30)	100.0	187,797	253,907
		A-43	KDX Hakata Building	4,934.23	4,934.23	-	-	1 (33)	100.0	92,873	133,084
		A-44	KDX Sendai Building	3,955.02	3,838.56	-	-	1 (27)	97.1	83,677	219,115
		A-24	KDX Minami Semba Dai-1	3,108.17	3,108.17	-	-	1 (9)	100.0	70,055	86,698

			Building								
		A-25	KDX Minami Semba Dai-2 Building	2,699.27	2,525.25	-	-	1 (22)	93.6	63,038	49,548
		A-11	Hakata-Ekimae Dai-2 Building	3,691.63	3,486.67	-	-	1 (38)	94.4	82,592	77,229
		A-36	KDX Niigata Building	4,085.26	2,908.49	-	-	1 (22)	71.2	83,053	58,902
			Total of 44 Offices	164,087.81	159,917.73	22	21	39 (516)	97.5	5,219,300	7,486,159
Residential	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima (Note 9)	7,711.14	7,711.14	140	140	1 (-)	100.0	169,520	50,580
		B-20	Regalo Ochanomizu I&II	4,280.92	4,161.78	147	143	1 (135)	97.2	107,524	34,634
		B-1	Storia Sirokane	3,617.32	3,381.89	46	41	1 (44)	93.5	109,990	82,836
		B-2	Tre di Casa Minami Aoyama	1,680.79	1,593.80	18	16	1 (18)	94.8	73,644	62,832
		B-21	Regalo Shiba-Kouen	2,507.52	2,379.12	64	61	1 (59)	94.9	66,756	20,447
		B-3	Court Mejiro	2,046.79	2,046.79	20	20	1 (20)	100.0	43,864	17,837
		B-4	Apartments Motoazabu	1,350.74	1,316.20	22	21	1 (20)	97.4	38,878	12,933
		B-5	Apartments Wakamatsu Kawada	1,607.43	1,520.00	33	31	1 (31)	94.6	37,407	12,297
		B-22	Chigasaki Socie Ni-bankan	3,544.18	3,175.05	49	43	1 (45)	89.6	44,282	18,942
		B-6	Court Nihonbashi-Hakozaki	1,537.38	1,486.10	60	59	1 (57)	96.7	39,014	11,530
		B-23	Court Nishi-Shinjuku	1,345.92	1,345.92	54	54	1 (54)	100.0	34,307	12,154
		B-7	Side Denenchofu	2,359.44	2,293.90	36	35	1 (33)	97.2	38,714	12,412
		B-34	Gradito Kawaguchi (Note 10)	1,619.34	1,619.34	66	66	1 (2)	100.0	32,844	10,028
		B-8	S-court Yokohama-Kannai II	1,602.28	1,560.70	72	70	1 (68)	97.4	38,092	11,715
		B-24	Regalo Komazawa-Kouen	1,020.18	997.81	31	30	1 (31)	97.8	27,709	19,703
		B-9	Court Motoasakusa	1,314.91	1,160.54	44	39	1 (38)	88.3	31,946	9,485
		B-25	Court Shin-Okachimachi	1,377.87	1,250.14	41	38	1 (38)	90.7	28,399	9,166
		B-11	Bloom Omotesando	705.30	584.02	6	5	1 (5)	82.8	21,658	14,540
		B-13	Human Heim Okachimachi	1,329.79	1,329.79	50	50	1 (9)	100.0	29,999	4,088
		B-26	Primo Regalo Kagurazaka	890.93	865.97	33	32	1 (32)	97.2	21,169	8,387
		B-27	Primo Regalo Youga	1,012.80	1,012.80	38	38	1 (17)	100.0	21,105	7,205
		B-28	Court Shimouma	829.05	803.71	29	28	1 (28)	96.9	20,104	6,448
	Other Regional Areas	B-29	Ashiya Royal Homes	3,999.01	3,999.01	21	21	1 (20)	100.0	87,293	38,640
		B-18	Venus Hibarigaoka	12,829.64	12,104.99	159	150	1 (90)	94.4	91,143	25,491
		B-30	Regalo Ibaraki I&II	4,701.87	4,237.01	61	55	1 (50)	90.1	51,076	9,962
		B-31	Collection Higashi-Sakura	2,655.31	2,258.41	65	55	1 (54)	85.1	31,258	12,073
		B-32	Renaissance 21 Hirao Jousui-machi	2,098.68	2,010.36	24	23	1 (22)	95.8	32,732	897
		B-33	Montore Nishikouen Bay Court	2,522.16	2,451.22	36	35	1 (33)	97.2	31,293	5,520
		B-16	Abreast Hara	1,436.33	1,405.01	36	35	1 (35)	97.8	22,398	20,118
		B-17	Abreast Hirabari	1,701.68	1,701.68	34	34	1 (32)	100.0	21,792	8,850
			Total of 30 Residentials	77,236.70	73,764.20	1535	1468	30 (1,120)	95.5	1,463,023	571,757
Central Urban Retail	Tokyo Metropolitan Area	C-1	Frame Jinnan-zaka	4,655.71	4,655.71	-	-	15 (15)	100.0	331,423	350,972
		C-2	KDX Yoyogi Building	1,175.38	1,175.38	-	-	1 (10)	100.0	78,497	124,819
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	1,497.47	1,497.47	-	-	1 (1)	100.0	108,000	216,000
			Total of 3 Central Urban Retails	7,328.56	7,328.56	-	-	17 (26)	100.0	519,921	691,791
Total of 77 Properties				248,653.07	241,010.49	1,557	1,489	86 (1,662) (Note 11)	96.9	7,208,246	8,749,708

Occupancy Ratio over the Past Five Years	
October 31, 2005	96.6%
April 30, 2006	94.9%
October 31, 2006	95.3%
April 30, 2007	95.9%
October 31, 2007	96.9%

Notes:

1. Total leasable floor area refers to the leasable floor area for each Property including the building (aggregate total of the leasable floor area of each building in the case of more than one building), excluding land (including land for one-story parking) identified in lease agreements or construction completion plans.
2. Total leased floor area refers to the area identified in lease agreements with end tenants or sub-lease agreements.
3. The total number of leasable residential units and the number of leased residential units refers to the portion of the building used for residential purposes.
4. The total number of leased residential units refers to the number of residential units among leasable residential units for which lease agreements with end tenants or sub-lease agreements are singed.
5. The number "1" in the Total Number of End Tenants column indicates that a master lease agreement has been signed for the property. The figure in parenthesis shows the actual number of end tenants.
6. The occupancy ratio is calculated by dividing leased floor area by total leasable floor area. Figures are rounded to the nearest first decimal place.
7. Total rental revenues cover all income, including that from rental revenue, common charges, and parking space rental revenues, rounded to the nearest one thousand yen. Total real estate business rental revenues refers to the total amount of revenues generated during the fiscal period under review from real estate rental operations including leasing revenues, common charges and parking revenues rounded down to the nearest thousand yen.
8. Guarantee and security deposits refers to the balance of security deposits held (including net security deposits in the case of discount) and the balance of guarantee deposits rounded down to the nearest thousand yen.
9. The figure in parenthesis shows the total number of end tenants before adjustment for the number of end tenants who signed lease agreements for multiple properties. Because we have concluded a rental guarantee (fixed-term lease: until January 31, 2009) fixed-term building lease contract (term of contract: to January 31, 2029) with Sekiwa Real Estate, Ltd., a master lessor, the total number of tenants is indicated as 1 and the total number of end-tenants as (omitted).
10. Because the master lessor and Haseko Livenet Inc. have concluded a rental guarantee (fixed-term lease: until March 31, 2008) building lease contract for dwelling units (excluding first-floor shops), the total number of tenants is indicated as 1 and the total number of end-tenants as (2).
11. Multiple properties list values prior to adjustment for overlapping end-tenants.

D. Information concerning major real estate properties

There were no major real estate properties with real estate business rental revenues exceeding 10% of total real estate business rental revenues for the fifth fiscal period.

E. Information concerning major tenants

(a) Major tenant: Master lease company

Major tenants of entrusted real estate, annual rent and total leased floor area on a major tenant basis are provided in the following table. Major tenants refer to tenants that have contracted for leased floor area exceeding 10% of the total leased floor area for the entire investment portfolio. The Investment Corporation has executed a master lease agreement with master lease company Kenedix Advisors Co., Ltd. for all properties excluding 3 properties, Residence Charmante Tsukishima, Frame Jinnan-zaka and ZARA Tenjin Nishi-dori, as of October 31, 2007.

(As of October 31, 2007)

Tenant	Kenedix Advisors Co., Ltd.
Properties	74 properties, which comprise the entire investment portfolio excluding 3 properties, Residence Charamante Tsukishima, Jinnan-zaka Frame and ZARA Tenjin Nishi-dori.
Type of Lease	Master lease (pass-through type)
Annual Rent	Pass through from the end tenant
Total Leased Floor Area	227,146.17 m²
Contract Term	Commencement date: Date of master lease agreement execution for each property Termination date: August 1, 2015
Contract Renewal Method	The master lease agreement can be extended on mutual agreement between the trustee and Kenedix Advisors Co., Ltd. The master lease agreement can be changed and revised subject to written confirmation from the trustee, Kenedix Advisors Co., Ltd. and the trust beneficiary interest holder (the Investment Corporation).
Other Special Considerations	(a) The Investment Corporation has executed a Memorandum of Understanding concerning concomitant obligation assumption with Kenedix Advisors Co., Ltd. Under the memorandum, the Investment Corporation agrees to incur the obligation to refund guarantee and security deposits received from end tenants in connection master lease agreement properties in conjunction with Kenedix Advisors Co., Ltd. In compensation for the aforementioned undertaking, Kenedix Advisors Co., Ltd. provides to the Investment Corporation an amount equivalent to the balance of guarantee and security deposits. (b) Total leased floor area data above include areas under sublease from Kenedix Advisors Co., Ltd. for which end-tenant consent has not been received.

(b) Reference: Major end tenants

(As of October 31, 2007)

	Name of End Tenant	Property Name	Leased Floor Area	Percentage of Total Leased Floor Area (Note)
1	Sekiwa Real Estate, Ltd.	Residence Charamante Tsukishima	7,711.14 m²	3.2%
2	Hokkaido Electric Power Co., Ltd.	Venus Hibarigaoka	2,922.93 m²	1.2%
3	Five Foxes Co., Ltd.	Harajuku F.F. Building	2,855.05 m²	1.2%
4	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Harajuku F.F. Building, Toranomon Toyo Building, KDX Yoyogi Building	2,768.80 m²	1.2%
5	Taihei Kogyo Kabushikigaisha	KDX Higashi-Shijuku Building, KDX Hakata Building	2,437.54 m²	1.0%
Subtotal			18,695.46 m²	7.8%
Portfolio Total			241,010.49 m²	100.0%

Note: Percentage of total leased floor area refers to the floor area leased to each end tenant as a proportion of total leased floor area. Figures are rounded to the nearest first decimal place.

【Reference】

Earnings Performance for the Individual Properties for the 5th Fiscal Period (May 1, 2007 to October 31, 2007): 184days ※As of October 31, 2007

Type		Office Buildings							
Location		Tokyo Metropolitan Area							
Property Name		Toranomon Toyo Building	KDX Ochanomizu Building	KDX Shiba-Daimon Building	KDX Kojimachi Building	KDX Nihonbashi 313 Building	Toshin 24 Building	KDX Hirakawacho Building	Ebisu East 438 Building
Acquisition Date		June 1, 2007	April 2, 2007	March 1, 2007	November 1, 2005	August 1, 2005	May 1, 2006	August 1, 2005	May 1, 2006
Price Information	Acquisition price (¥ Millions)	9,850	6,400	6,090	5,950	5,940	5,300	5,180	4,640
	Percentage of total portfolio	4.9%	3.2%	3.0%	3.0%	3.0%	2.6%	2.6%	2.3%
	Net book value (¥ Millions)	9,821	6,474	6,225	5,892	6,338	5,294	5,189	4,639
	Appraisal value at the end of year (¥ Millions)	10,700	6,890	6,550	6,400	7,630	5,870	5,780	5,990
	Percentage of total appraisal value	4.8%	3.1%	2.9%	2.9%	3.4%	2.6%	2.6%	2.7%
Lease Information	Total of end tenants	12	6	9	9	9	14	19	7
	Leasable floor area (m²)	6,339.73	5,863.96	6,030.01	3,809.74	5,901.12	6,610.22	4,447.07	3,079.74
	Leased floor area (m²)	6,183.57	5,863.96	6,030.01	3,698.89	5,901.12	6,610.22	4,447.07	3,079.74
	Occupancy ratio As of October 31, 2007	97.5%	100.0%	100.0%	97.1%	100.0%	100.0%	100.0%	100.0%
	As of April 30, 2007	-	100.0%	93.0%	97.1%	98.9%	100.0%	100.0%	100.0%
	As of October 31, 2006	-	-	-	97.1%	100.0%	100.0%	100.0%	100.0%
	As of April 30, 2006	-	-	-	80.9%	100.0%	-	100.0%	-
Income and Retained Earnings Information for the 5th Fiscal Period	Operating periods	153days	184days	184days	184days	184days	184days	184days	184days
	①Rental and other operating revenues (¥ Thousands)	256,122	211,189	206,082	186,444	252,272	213,964	189,934	162,668
	Rental revenues	239,054	195,220	182,570	162,842	237,128	183,749	163,678	140,940
	Other operating revenues	17,068	15,969	23,512	23,602	15,143	30,214	26,256	21,728
	②Property-related expenses (¥ Thousands)	39,348	34,719	39,304	47,005	55,660	47,141	50,318	36,223
	Property management fees	17,994	14,697	21,061	12,315	19,525	22,051	17,350	12,889
	Taxes	-	-	-	15,887	17,226	5,915	14,727	10,143
	Utilities	15,742	15,508	15,842	11,886	15,109	15,784	12,175	10,174
	Repairs and maintenance costs	1,574	2,614	736	1,988	639	1,816	1,214	660
	Insurance	374	376	355	285	406	432	371	221
	Trust fees and other expenses	3,662	1,522	1,307	4,642	2,753	1,142	4,478	2,172
	③NOI (=①-②) (¥ Thousands)	216,773	176,469	166,778	139,439	196,611	166,822	139,616	126,445
	④Depreciation (¥ Thousands)	8,969	15,658	21,350	39,132	39,500	31,840	38,719	27,202
	⑤Rental operating income (=③-④) (¥ Thousands)	207,804	160,811	145,428	100,306	157,110	134,982	100,897	99,243
	⑥Capital expenditures (¥ Thousands)	9,098	42,119	82,622	8,080	4,025	12,363	31,986	370
	⑦NCF (=③-⑥) (¥ Thousands)	207,675	134,350	84,156	131,359	192,586	154,459	107,630	126,075
Reference	Expense ratio (=②/①)	15.4%	16.4%	19.1%	25.2%	22.1%	22.0%	26.5%	22.3%
	Property tax for the year 2007 (or for year 2008) (¥ Thousands)	55,874	29,100	22,475	31,720	35,106	23,660	29,391	20,218
	Among ②, property management fees (¥ Thousands)	9,650	7,911	7,609	6,717	9,160	7,771	6,725	5,900
	Reference: Percentage of rental and other operating revenues	3.77%	3.79%	3.69%	3.60%	3.63%	3.63%	3.54%	3.63%
	Long-term repairs, maintenance and renovation: Estimated amount of 15yrs after the acquisition (¥ Thousands)	260,050	323,470	242,590	117,280	292,110	176,760	203,540	144,400
	Reference: Amount of yearly avg.	21,671	26,956	20,216	9,773	24,343	14,730	16,962	12,033

Type		Office Buildings							
Location		Tokyo Metropolitan Area							
Property Name		Higashi-Kayabacho Yuraku Building	KDX Toranomon Building	KDX Nishi-Gotanda Building	KDX Hatchobori Building	KDX Omori Building	KDX Hamamatsucho Building	KDX Higashi-Shinjuku Building	KDX Kayabacho Building
Acquisition Date		August 1, 2005	April 17, 2007	December 1, 2005	August 1, 2005	May 1, 2006	May 1, 2006	September 1, 2006	May 1, 2006
Price Information	Acquisition price (¥ Millions)	4,450	4,400	4,200	3,680	3,500	3,460	2,950	2,780
	Percentage of total portfolio	2.2%	2.2%	2.1%	1.8%	1.7%	1.7%	1.4%	1.4%
	Net book value (¥ Millions)	4,564	4,902	4,347	3,593	3,490	3,431	3,007	2,864
	Appraisal value at the end of year (¥ Millions)	6,220	4,770	4,840	3,950	4,030	3,890	3,330	3,200
	Percentage of total appraisal value	2.8%	2.1%	2.2%	1.8%	1.8%	1.7%	1.5%	1.4%
Lease Information	Total of end tenants	8	6	5	6	11	8	9	6
	Leasable floor area (m²)	4,413.17	1,966.56	3,875.43	3,325.04	4,949.46	2,727.68	5,953.91	3,019.94
	Leased floor area (m²)	4,413.17	1,966.56	3,875.43	3,325.04	4,949.46	2,727.68	5,512.39	3,019.94
	Occupancy ratio As of October 31, 2007	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	92.6%	100.0%
	As of April 30, 2007	89.1%	0.0%	73.7%	100.0%	100.0%	100.0%	100.0%	84.9%
	As of October 31, 2006	100.0%	-	-	100.0%	100.0%	100.0%	100.0%	100.0%
	As of April 30, 2006	100.0%	-	-	100.0%	-	-	-	-
Income and Retained Earnings Information for the 5th Fiscal Period	Operating periods	184days	184days	184days	184days	184days	184days	184days	184days
	①Rental and other operating revenues (¥ Thousands)	169,827	17,560	150,880	138,500	164,805	116,613	129,811	107,990
	Rental revenues	155,420	17,471	123,737	117,120	140,757	104,495	118,148	95,332
	Other operating revenues	14,406	89	27,143	21,380	24,048	12,117	11,662	12,658
	②Property-related expenses (¥ Thousands)	37,935	19,726	33,499	35,763	52,722	27,640	53,494	32,341
	Property management fees	13,747	1,706	12,464	12,907	17,616	8,366	18,918	9,386
	Taxes	9,161	10	8,855	8,991	12,167	8,607	13,687	6,836
	Utilities	9,060	1,485	9,785	11,429	18,470	6,979	11,956	7,973
	Repairs and maintenance costs	190	631	917	1,179	1,916	840	422	4,723
	Insurance	280	97	255	247	364	168	374	183
	Trust fees and other expenses	5,496	15,796	1,221	1,008	2,187	2,676	8,134	3,237
	③NOI (=①-②) (¥ Thousands)	131,891	-2,166	117,380	102,737	112,083	88,973	76,316	75,648
	④Depreciation (¥ Thousands)	43,113	8,303	49,073	36,794	24,689	22,026	11,124	13,518
	⑤Rental operating income (=③-④) (¥ Thousands)	88,778	-10,469	68,307	65,943	87,393	66,947	65,191	62,130
	⑥Capital expenditures (¥ Thousands)	29,655	330,640	4,907	2,272	8,706	-	50,896	21,200
	⑦NCF (=③-⑥) (¥ Thousands)	102,236	-332,807	112,473	100,465	103,376	88,973	25,420	54,448
Reference	Expense ratio (=②/①)	22.3%	-	22.2%	25.8%	32.0%	23.7%	41.2%	29.9%
	Property tax for the year 2007 (or for year 2008) (¥ Thousands)	18,277	19,084	17,503	17,975	24,197	17,088	27,378	13,550
	Among ②, property management fees (¥ Thousands)	6,157	351	5,474	4,960	5,650	4,195	4,218	3,960
	Reference: Percentage of rental and other operating revenues	3.63%	-	3.63%	3.58%	3.43%	3.60%	3.25%	3.67%
	Long-term repairs, maintenance and renovation: Estimated amount of 15yrs after the acquisition (¥ Thousands)	157,780	70,400	136,230	88,490	276,530	68,180	200,740	114,840
	Reference: Amount of yearly avg.	13,148	5,867	11,353	7,374	23,044	5,682	16,728	9,570

Note: The Investment Corporation has sold 2 residential properties, Court Shinbashi and Court Suitengu, on April 20, 2007. The adjustment for rent and restitution expenses of \96 thousands and \1,413 thousands are included in total rental revenues and rental expenses.

【Reference】

Earnings Performance for the Individual Properties for the 5th Fiscal Period (May 1, 2007 to October 31, 2007): 184days ※As of October 31, 2007

Section	Item	KDX Shinbashi Building	KDX Nakano-Sakaue Building	KDX Shin-Yokohama Building	Harajuku F.F. Building	KDX Kajicho Building	KDX Hamacho Building	KDX Shinjuku 286 Building	FIK Minami Aoyama
	Type								
	Location								
	Acquisition Date	May 1, 2006	August 1, 2005	May 1, 2006	August 1, 2005	July 3, 2006	March 16, 2006	June 1, 2007	August 1, 2005
Price Information	Acquisition price (¥ Millions)	2,690	2,533	2,520	2,450	2,150	2,300	2,300	2,270
	Percentage of total portfolio	1.3%	1.2%	1.2%	1.2%	1.1%	1.1%	1.1%	1.1%
	Net book value (¥ Millions)	2,706	2,492	2,539	2,518	2,407	2,408	2,350	2,306
	Appraisal value at the end of year (¥ Millions)	3,070	2,680	3,070	3,290	2,500	3,060	2,530	3,360
	Percentage of total appraisal value	1.4%	1.2%	1.4%	1.5%	1.1%	1.3%	1.1%	1.5%
Lease Information	Total of end tenants	4	25	20	3	8	8	9	5
	Leasable floor area (㎡)	1,704.65	4,391.37	4,810.87	3,068.36	2,562.32	3,102.43	2,447.80	1,823.64
	Leased floor area (㎡)	1,704.65	4,391.37	4,789.78	3,068.36	2,198.09	3,102.43	2,447.80	1,823.64
	Occupancy ratio As of October 31, 2007	100.0%	100.0%	99.6%	100.0%	85.8%	100.0%	100.0%	100.0%
	As of April 30, 2007	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	-	100.0%
	As of October 31, 2006	100.0%	97.0%	98.6%	100.0%	100.0%	65.3%	-	100.0%
	As of April 30, 2006	-	98.8%	-	100.0%	-	87.3%	-	100.0%
Income and Retained Earnings Information for the 5th Fiscal Period	Operating periods	184days	184days	184days	184days	184days	184days	153days	184days
	①Rental and other operating revenues (¥ Thousands)	91,695	107,119	118,041	117,087	75,140	106,660	75,293	91,089
	Rental revenues	84,816	92,760	102,196	104,546	67,995	95,319	61,933	82,009
	Other operating revenues	6,878	14,358	15,845	12,541	7,145	11,341	13,360	9,080
	②Property-related expenses (¥ Thousands)	24,442	35,667	38,040	29,344	21,996	31,349	15,712	22,037
	Property management fees	7,086	11,129	14,197	10,094	6,309	9,992	6,992	6,581
	Taxes	10,017	7,926	3,453	7,527	5,493	7,115	-	5,118
	Utilities	4,731	7,346	9,952	8,263	4,440	6,899	6,109	4,915
	Repairs and maintenance costs	1,506	7,891	6,057	642	895	5,210	1,112	1,979
	Insurance	141	333	273	187	151	207	148	104
	Trust fees and other expenses	960	1,039	4,106	2,024	4,705	1,964	1,349	3,338
	③NOI (=①-②) (¥ Thousands)	67,253	71,452	80,001	87,743	53,144	75,311	59,581	69,051
	④Depreciation (¥ Thousands)	9,791	28,703	20,589	16,609	10,120	35,999	5,004	11,244
	⑤Rental operating income (=③-④) (¥ Thousands)	57,461	42,748	59,412	71,134	43,023	39,312	54,576	57,806
	⑥Capital expenditures (¥ Thousands)	3,890	24,546	6,250	3,610	45,189	31,000	28,271	10,290
	⑦NCF (=③-⑥) (¥ Thousands)	63,363	46,906	73,751	84,132	7,955	44,311	31,309	58,761
Reference	Expense ratio (=②/①)	26.7%	33.3%	32.2%	25.1%	29.3%	29.4%	20.9%	24.2%
	Property tax for the year 2007 (or for the year 2006) (¥ Thousands)	20,035	15,445	13,811	15,799	11,033	14,584	16,813	10,631
	[illegible] (¥ Thousands)	3,243	3,972	4,297	4,180	2,618	3,963	2,752	3,268
	Reference: Percentage of rental and other operating revenues	3.54%	3.71%	3.64%	3.57%	3.48%	3.72%	3.66%	3.59%
	Long-term repairs, maintenance and renovation: Estimated amount of 12 yrs after the acquisition (¥ Thousands)	102,789	128,140	194,390	123,270	96,450	133,950	169,080	66,770
	Reference: Amount of yearly avg.	8,566	10,678	16,199	10,273	8,038	11,163	14,090	5,564

Section	Item	KDX Funabashi Building	KDX Okachimachi Building	Kanda Kihara Building	KDX Yotsuya Building	KDX Shinjuku-Gyoen Building	KDX Kiba Building	KDX Nishi-Shinjuku Building	KDX Monzen-Nakacho Building
	Type								
	Location								
	Acquisition Date	March 1, 2006	March 1, 2007	August 1, 2005	May 1, 2006	August 1, 2005	June 20, 2006	April 2, 2007	January 19, 2007
Price Information	Acquisition price (¥ Millions)	2,252	2,000	1,950	1,950	1,610	1,580	1,500	1,400
	Percentage of total portfolio	1.1%	1.0%	0.9%	0.9%	0.8%	0.8%	0.7%	0.7%
	Net book value (¥ Millions)	2,446	2,091	1,907	1,978	1,633	1,631	1,573	1,459
	Appraisal value at the end of year (¥ Millions)	2,540	2,010	2,030	2,350	2,140	1,880	1,520	1,430
	Percentage of total appraisal value	1.1%	0.9%	0.9%	1.0%	0.9%	0.8%	0.6%	0.6%
Lease Information	Total of end tenants	17	5	9	3	1	7	9	4
	Leasable floor area (㎡)	3,885.53	1,792.54	1,945.55	2,536.53	2,105.18	2,450.12	1,605.72	2,012.22
	Leased floor area (㎡)	3,885.53	1,792.54	1,945.55	2,536.53	2,105.18	2,450.12	1,605.72	1,697.32
	Occupancy ratio As of October 31, 2007	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	84.4%
	As of April 30, 2007	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
	As of October 31, 2006	97.9%	-	100.0%	100.0%	100.0%	69.1%	-	-
	As of April 30, 2006	91.9%	-	100.0%	-	100.0%	-	-	-
Income and Retained Earnings Information for the 5th Fiscal Period	Operating periods	184days	184days	184days	184days	184days	184days	184days	184days
	①Rental and other operating revenues (¥ Thousands)	107,656	70,839	70,847	95,397	73,336	69,815	55,354	47,835
	Rental revenues	93,302	61,118	64,282	85,669	67,277	59,155	48,686	38,021
	Other operating revenues	14,353	9,720	6,565	9,727	6,058	10,659	6,668	9,813
	②Property-related expenses (¥ Thousands)	32,752	12,778	18,574	25,351	16,642	18,408	11,088	11,265
	Property management fees	13,841	5,890	6,747	9,716	5,825	6,125	5,796	5,063
	Taxes	3,786	-	4,269	6,161	5,765	4,926	-	-
	Utilities	9,721	3,829	5,345	5,983	3,792	6,034	4,066	4,487
	Repairs and maintenance costs	4,021	1,650	736	1,455	541	353	1,120	1,569
	Insurance	267	94	111	158	121	135	105	135
	Trust fees and other expenses	1,114	1,314	1,363	1,876	595	833	-	10
	③NOI (=①-②) (¥ Thousands)	74,904	58,060	52,272	70,045	56,694	51,406	44,266	36,569
	④Depreciation (¥ Thousands)	16,072	5,273	15,650	8,549	13,519	19,432	8,462	8,681
	⑤Rental operating income (=③-④) (¥ Thousands)	58,831	52,786	36,622	61,496	43,174	31,974	35,804	27,887
	⑥Capital expenditures (¥ Thousands)	46,963	12,834	375	5,374	1,999	17,547	13,212	6,966
	⑦NCF (=③-⑥) (¥ Thousands)	27,941	45,226	51,897	64,671	54,695	33,859	31,054	29,603
Reference	Expense ratio (=②/①)	30.4%	18.0%	26.2%	26.6%	22.7%	26.4%	20.0%	23.5%
	Property tax for the year 2007 (or for the year 2006) (¥ Thousands)	16,806	5,697	8,909	12,315	11,531	9,707	8,570	6,676
	[illegible] (¥ Thousands)	3,817	2,666	2,512	3,416	2,668	2,473	2,033	1,722
	Reference: Percentage of rental and other operating revenues	3.55%	3.76%	3.55%	3.58%	3.64%	3.54%	3.67%	3.60%
	Long-term repairs, maintenance and renovation: Estimated amount of 12 yrs after the acquisition (¥ Thousands)	173,340	64,400	58,870	106,330	110,680	85,850	69,950	61,470
	Reference: Amount of yearly avg.	14,445	5,367	4,906	8,861	9,223	7,154	5,829	5,123

File No. 082-35028

【Reference】

Earnings Performance for the Individual Properties for the 5th Fiscal Period (May 1, 2007 to October 31, 2007): 184days ※As of October 31, 2007

Type																Residential Properties			
Location										Other Regional Areas						Tokyo Metropolitan Area			
Property Name		KDX Hon-Atsugi Building	KDX Hachioji Building	KDX Nogizaka Building	KDX [illegible] Building	Portus Center Building	Karasuma Building	KDX Hakata Building	KDX Sendai Building	KDX Minami Semba Dai-1 Building	KDX Minami Semba Dai-2 Building	Hakata Chikko Dai-2 Building	KDX Niigata Building	Residence Charmante Tsukishima	Regalo Ochanomizu I&II	Storia Shirokane	Tre di Casa Minami Aoyama
Acquisition Date		March 1, 2007	March 1, 2007	July 14, 2006	August 1, 2005	September 21, 2005	June 1, 2007	June 1, 2007	June 1, 2007	May 1, 2006	May 1, 2006	August 1, 2005	March 1, 2007	May 1, 2006	May 1, 2006	August 1, 2005	August 1, 2005
Price Information	Acquisition price (¥ Millions)	1,305	1,155	1,065	704	5,570	5,400	2,350	2,100	1,610	1,560	1,430	1,305	5,353	3,600	3,150	2,460
	Percentage of total portfolio	0.6%	0.5%	0.5%	0.3%	2.8%	2.7%	1.1%	1.0%	0.8%	0.7%	0.7%	0.6%	2.7%	1.8%	1.5%	1.2%
	Net book value (¥ Millions)	1,341	1,259	1,132	685	5,353	5,436	2,379	2,120	1,592	1,536	1,463	1,437	5,383	3,634	3,163	2,475
	Appraisal value at the end of year (¥ Millions)	1,320	1,160	1,070	863	5,690	5,560	2,480	2,130	1,660	1,650	1,720	1,320	5,460	3,670	3,370	2,680
	Percentage of total appraisal value	0.6%	0.5%	0.5%	0.3%	2.4%	2.5%	1.1%	0.9%	0.7%	0.7%	0.7%	0.5%	2.4%	1.6%	1.5%	1.2%
Lease Information	Total of end tenants	10	6	4	5	29	30	33	27	9	22	38	23	–	135	44	18
	Leasable floor area (m²)	2,347.27	2,179.88	1,236.39	1,594.18	11,520.47	7,778.43	4,934.35	3,915.02	3,108.17	2,699.27	3,691.63	4,085.26	7,711.14	4,280.92	3,617.32	1,680.79
	Leased floor area (m²)	2,347.27	1,866.87	1,084.55	1,594.18	10,896.00	7,778.43	4,934.35	3,828.56	3,108.17	2,525.25	3,486.67	2,908.49	7,711.14	4,161.78	3,381.89	1,593.80
	Occupancy ratio As of October 31, 2007	100.0%	85.6%	87.7%	100.0%	94.6%	100.0%	100.0%	97.1%	100.0%	93.6%	94.4%	71.2%	100.0%	97.2%	93.5%	94.8%
	As of April 30, 2007	100.0%	96.4%	100.0%	100.0%	97.1%	-	-	-	100.0%	93.6%	95.8%	83.9%	100.0%	96.0%	88.6%	92.5%
	As of October 31, 2006	-	-	100.0%	100.0%	100.0%	-	-	-	100.0%	90.0%	99.3%	-	100.0%	93.8%	92.9%	100.0%
	As of April 30, 2006	-	-	-	100.0%	100.0%	-	-	-	-	-	96.7%	-	-	-	92.5%	100.0%
Income and Retained Earnings Information for the 5th Fiscal Period	Operating periods	184days	184days	184days	184days	184days	153days	153days	153days	184days	184days	184days	184days	184days	184days	184days	184days
	①Rental and other operating revenues (¥ Thousands)	47,755	49,177	36,368	37,667	317,361	187,797	92,873	83,677	70,055	63,038	82,592	83,053	169,520	107,524	109,990	73,644
	Rental revenues	38,048	41,741	31,620	32,594	254,261	150,863	85,001	71,118	55,813	45,414	73,234	63,236	146,882	102,970	90,425	70,292
	Other operating revenues	9,707	7,435	4,748	5,073	63,100	36,934	7,871	12,558	14,241	17,624	9,358	19,816	22,638	4,554	19,565	3,352
	②Property-related expenses (¥ Thousands)	16,405	19,850	15,004	13,296	137,994	47,991	21,125	20,310	23,952	15,966	22,632	22,642	26,378	18,521	37,572	13,593
	Property management fees	9,306	11,442	3,963	3,802	76,766	20,850	11,761	11,321	7,410	6,109	10,869	14,182	17,882	6,776	8,287	4,849
	Taxes	-	-	3,160	3,322	26,073	1	-	-	6,952	2,862	2,530	-	2,678	2,871	3,363	2,004
	Utilities	5,437	5,356	4,414	4,417	24,397	18,021	7,790	7,212	8,394	5,798	7,105	6,907	1,548	911	14,760	2,174
	Repairs and maintenance costs	469	1,763	2,779	361	4,218	5,807	313	154	82	173	435	69	1,702	1,573	4,418	1,085
	Insurance	189	131	80	97	2,604	445	247	222	203	181	222	321	760	218	232	91
	Trust fees and other expenses	1,002	1,156	605	1,294	3,934	2,865	1,012	1,300	908	841	1,448	1,161	1,805	6,170	4,510	3,387
	③NOI (=①-②) (¥ Thousands)	31,350	29,326	21,364	24,371	179,367	139,805	71,747	63,466	46,102	47,072	59,960	60,411	143,142	89,002	72,418	60,051
	④Depreciation (¥ Thousands)	23,206	6,145	5,388	9,309	105,493	20,047	8,801	11,142	23,697	28,690	21,161	8,810	45,492	29,584	20,758	11,754
	⑤Rental operating income (=③-④) (¥ Thousands)	8,143	23,181	15,976	15,061	73,873	119,757	62,945	52,324	22,404	18,381	38,798	51,600	97,650	59,418	51,660	48,297
	⑥Capital expenditures (¥ Thousands)	3,730	54,322	13,104	7,140	6,957	6,717	10,902	5,585	27,445	12,440	1,686	69,732	1,825	-	2,321	-
	⑦NCF (=③-⑥) (¥ Thousands)	27,620	-24,995	8,260	17,231	172,409	133,087	60,844	57,881	18,657	34,632	58,274	-9,321	141,317	89,002	70,096	60,051
Reference	Expense ratio (=②/①)	34.2%	40.4%	41.3%	35.3%	43.5%	25.6%	22.7%	24.3%	34.2%	25.3%	27.4%	27.3%	15.6%	17.2%	34.2%	18.5%
	Property tax for the year 2006 (for the year 2007) (¥ Thousands)	7,736	7,956	6,320	6,610	52,195	38,842	13,300	14,300	13,609	11,323	9,858	16,813	7,765	5,142	7,506	4,043
	[illegible] (¥ Thousands)	2,430	1,646	1,234	1,266	10,137	6,839	3,399	3,018	2,370	2,247	2,909	2,927	5,918	4,010	3,917	2,728
	Reference: Percentage of rental and other operating revenues	3.59%	3.35%	3.39%	3.36%	3.19%	3.64%	3.62%	3.61%	3.38%	3.56%	3.52%	3.52%	3.49%	3.73%	3.56%	3.70%
	Long-term repairs, maintenance and renovation: Estimated amount of 12 yrs after the acquisition (¥ Thousands)	141,590	109,860	50,870	43,550	543,420	229,180	158,710	192,400	139,600	104,160	100,450	249,590	126,733	58,390	47,300	22,490
	Reference: Amount of yearly avg.	11,799	9,155	4,239	3,629	28,618	19,098	13,226	16,033	11,633	8,680	8,371	20,799	10,563	4,866	3,942	1,874

File No. 082-35028

【Reference】

Earnings Performance for the Individual Properties for the 5th Fiscal Period (May 1, 2007 to October 31, 2007): 184days ※As of October 31, 2007

Type																	
Location																	
Property Name		Regalo Shiba-Koen	Court Mejiro	Apartments Motoazabu	Apartments Wakamatsu-Kawada	Chigasaki Socie Ni-bankan	Court Nihonbashi-Hakozaki	Court Nishi-Shinjuku	Side Denenchofu	Grafito Kawaguchi	E-court Yokohama-Kannai II	Regalo Komazawa-Koen	Court Motoasakusa	Court Shin-Okachimachi	Bloom Omotesando	Human Heim Okachimachi	Prime Regalo Kagurazaka
Acquisition Date		May 1, 2006	August 1, 2005	August 1, 2005	August 1, 2005	May 1, 2006	August 1, 2005	May 1, 2006	August 1, 2005	June 30, 2006	August 1, 2005	May 1, 2006	August 1, 2005	May 1, 2006	August 1, 2005	August 1, 2005	May 1, 2006
Price Information	Acquisition price (¥ Millions)	2,260	1,250	1,210	1,180	1,160	1,130	1,130	1,110	1,038	945	912	880	878	875	830	762
	Percentage of total portfolio	1.1%	0.6%	0.6%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.3%
	Net book value (¥ Millions)	2,280	1,258	1,226	1,186	1,238	1,129	1,145	1,142	1,084	941	923	899	893	887	840	778
	Appraisal value at the end of year (¥ Millions)	2,280	1,190	1,300	1,250	1,140	1,220	1,160	1,100	1,070	1,020	943	943	888	962	905	770
	Percentage of total appraisal value	1.0%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.3%
Lease Information	Total of end tenants	59	20	20	31	45	57	54	33	2	68	31	38	38	5	9	32
	Leasable floor area (㎡)	2,507.52	2,046.79	1,350.74	1,607.43	3,544.18	1,537.38	1,345.92	2,359.44	1,619.34	1,602.28	1,020.18	1,314.91	1,377.87	705.30	1,329.79	890.93
	Leased floor area (㎡)	2,379.12	2,046.79	1,316.20	1,520.00	3,175.05	1,486.10	1,345.92	2,293.90	1,619.34	1,560.70	997.81	1,160.54	1,250.14	584.02	1,329.79	865.97
	Occupancy ratio																
	As of October 31, 2007	94.9%	100.0%	97.4%	94.6%	89.6%	96.7%	100.0%	97.2%	100.0%	97.4%	97.8%	88.3%	90.7%	82.8%	100.0%	97.2%
	As of April 30, 2007	100.0%	95.0%	91.7%	97.8%	96.1%	98.4%	90.9%	97.2%	100.0%	97.4%	95.6%	97.5%	91.6%	100.0%	100.0%	100.0%
	As of October 31, 2006	100.0%	100.0%	94.6%	96.3%	91.3%	97.2%	93.0%	97.2%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	96.0%
	As of April 30, 2006	-	85.1%	97.1%	97.8%	-	94.5%	-	94.4%	-	100.0%	-	82.3%	-	85.2%	100.0%	-
Income and Retained Earnings Information for the 5th Fiscal Period	Operating periods	184days	184days	184days	184days	184days	184days	184days	184days	184days	184days	184days	184days	184days	184days	184days	184days
	①Rental and other operating revenues (¥ Thousands)	66,756	43,864	38,878	37,407	44,282	39,014	34,307	38,714	32,844	38,092	27,709	31,946	28,399	25,658	29,999	23,169
	Rental revenues	62,539	41,420	37,530	34,697	40,674	36,832	33,940	34,479	32,760	32,878	26,627	28,602	26,977	23,455	29,177	22,776
	Other operating revenues	4,216	2,444	1,348	2,710	3,608	2,181	367	4,235	83	5,214	1,082	3,344	1,421	2,203	822	392
	②Property-related expenses (¥ Thousands)	9,498	11,812	5,822	5,736	12,967	7,259	5,788	9,039	5,626	9,213	5,210	6,720	4,611	4,631	5,078	4,488
	Property management fees	3,778	3,060	2,938	2,986	4,422	2,884	2,416	3,017	2,439	3,070	2,098	2,427	2,091	1,492	2,289	1,855
	Taxes	704	3,098	710	463	2,885	917	1,131	1,990	1,707	871	607	646	410	567	1,099	674
	Utilities	640	795	539	374	494	412	397	573	448	764	282	505	368	99	313	279
	Repairs and maintenance costs	1,195	3,187	233	523	3,817	889	109	1,634	132	1,309	406	1,029	218	638	723	279
	Insurance	123	126	78	83	149	81	71	95	79	94	55	83	67	37	74	56
	Trust fees and other expenses	3,055	1,544	1,301	1,304	1,197	2,073	1,662	1,727	818	3,102	1,760	2,028	1,456	1,837	578	1,343
	③NOI (=①-②) (¥ Thousands)	57,257	32,052	33,055	31,671	31,314	31,755	28,519	29,675	27,217	28,879	22,499	25,225	23,787	21,027	24,921	18,681
	④Depreciation (¥ Thousands)	13,409	11,215	6,651	11,537	10,009	15,278	7,208	9,639	10,026	14,450	6,857	9,836	9,431	4,925	7,514	7,102
	⑤Rental operating income (=③-④) (¥ Thousands)	43,848	20,836	26,404	20,134	21,305	16,476	21,311	20,035	17,190	14,428	15,642	15,389	14,355	16,101	17,406	11,578
	⑥Capital expenditures (¥ Thousands)	-	894	-	-	6,116	-	-	-	1,567	-	-	-	-	-	-	-
	⑦NCF (=③-⑥) (¥ Thousands)	57,257	31,157	33,055	31,671	25,198	31,755	28,519	29,675	25,650	28,879	22,499	25,225	23,787	21,027	24,921	18,681
Reference	Expense ratio (=②/①)	14.2%	26.9%	15.0%	15.3%	29.3%	18.6%	16.9%	23.3%	17.1%	24.2%	18.8%	21.0%	16.2%	18.1%	16.9%	19.4%
	Property tax for the year 2006 (for the year 2007) (¥ Thousands)	1,322	6,201	1,303	1,060	5,790	1,908	2,205	3,824	949	3,487	1,442	1,045	756	557	2,003	1,151
	[illegible] (¥ Thousands)	2,530	1,641	1,468	1,409	1,542	1,444	1,282	1,395	1,225	1,366	1,024	1,166	1,065	952	1,120	854
	Reference: Percentage of rental and other operating revenues	3.79%	3.74%	3.78%	3.77%	3.48%	3.70%	3.74%	3.60%	3.73%	3.59%	3.70%	3.65%	3.75%	3.71%	3.73%	3.69%
	Long-term repairs, maintenance and renovation [illegible] (¥ Thousands)	32,590	44,180	23,570	27,500	90,580	24,630	20,420	34,920	24,690	26,950	17,410	21,643	22,120	7,680	20,795	21,561
	Reference: Amount of yearly avg.	2,716	3,682	1,964	2,292	7,548	2,053	1,702	2,910	2,058	2,246	1,451	1,804	1,843	640	1,733	1,797

【Reference】 Earnings Performance for the Individual Properties for the 5th Fiscal Period (May 1, 2007 to October 31, 2007) : 184days ※As of October 31, 2007

Type											Central Urban Retail Properties			Total of 77 properties
Location			Other Regional Areas								Tokyo Metropolitan Area		Other Regional Areas	
Property Name	Primo Regalo Yonago	Court Shinyuseno	Ashiya Royal Homes	Venus Hibarigaoka	Regalo Ibaraki I&II	Collection Higashi-Sakura	Renaissance 21 Hirao Jousui-machi	Montore Nishikouen Bay Court	Abreast Hara	Abreast Hirabari	Frame Jinnan-zaka	KDX Yoyogi Building	ZARA Tenjin Nishi-dori	
Acquisition Date	May 1, 2006	May 1, 2006	May 1, 2006	December 8, 2005	May 1, 2006	May 1, 2006	May 1, 2006	May 1, 2006	August 1, 2005	August 1, 2005	August 1, 2005	September 28, 2006	May 1, 2006	
Price Information														
Acquisition price (¥ Millions)	730	638	2,330	1,800	1,600	1,264	900	826	444	407	9,900	2,479	3,680	197,090
Percentage of total portfolio	0.3%	0.3%	1.1%	0.9%	0.8%	0.6%	0.4%	0.4%	0.2%	0.2%	5.0%	1.2%	1.8%	100.0%
Net book value (¥ Millions)	742	650	2,483	1,843	1,632	1,327	921	842	439	408	10,241	2,621	3,678	200,849
Appraisal value at the end of year (¥ Millions)	737	644	2,420	1,710	1,620	1,150	984	831	494	457	11,900	2,540	3,810	218,656
Percentage of total appraisal value	0.3%	0.2%	1.1%	0.7%	0.7%	0.5%	0.4%	0.3%	0.2%	0.2%	5.4%	1.1%	1.7%	100.0%
Lease Information														
Total of end tenants	17	28	30	90	30	54	22	33	35	32	15	10	1	1,662
Leasable floor area (m²)	1,012.80	829.05	3,999.01	12,828.64	4,701.87	2,635.31	2,098.68	2,521.16	1,436.33	1,701.68	4,655.71	1,175.38	1,497.47	248,653.07
Leased floor area (m²)	1,012.80	803.71	3,999.01	12,104.99	4,237.01	2,258.41	2,010.36	2,451.22	1,405.01	1,701.68	4,655.71	1,175.38	1,497.47	241,010.49
Occupancy rate														
As of October 31, 2007	100.0%	96.9%	100.0%	94.4%	90.1%	85.7%	95.8%	97.2%	97.8%	100.0%	100.0%	100.0%	100.0%	96.9%
As of April 30, 2007	100.0%	96.7%	89.0%	98.7%	95.0%	98.5%	91.6%	97.2%	97.8%	100.0%	91.7%	100.0%	100.0%	95.9%
As of October 31, 2006	100.0%	100.0%	80.3%	84.6%	67.1%	94.0%	91.9%	84.1%	100.0%	90.8%	100.0%	100.0%	100.0%	95.3%
As of April 30, 2006	-	-	-	82.7%	-	-	-	-	100.0%	97.5%	100.0%	87.1%	-	94.9%
Income and Retained Earnings Information for the 5th Fiscal Period														
Operating periods	184days	184days	184days	184days	184days	184days	184days	184days	184days	184days	184days	184days	184days	172days
①Rental and other operating revenues (¥ Thousands)	23,105	20,104	87,293	94,145	55,076	38,258	32,732	33,293	22,398	20,792	333,423	78,497	108,000	7,208,246
Rental revenues	21,482	19,087	85,540	85,383	51,210	35,564	27,051	29,914	20,613	18,806	264,250	62,401	108,000	6,334,707
Other operating revenues	1,622	1,017	1,753	8,759	3,866	2,693	5,681	3,379	1,785	1,986	69,173	16,096	-	873,538
②Property-related expenses (¥ Thousands)	3,851	2,791	24,090	31,538	13,803	8,100	10,056	5,283	6,696	7,574	75,652	19,538	8,380	1,813,714
Property management fees	1,768	1,299	9,201	9,541	3,478	2,920	2,827	2,628	2,574	2,234	20,953	6,783	4,347	704,418
Taxes	789	526	4,375	8,676	7,239	846	793	861	801	750	15,521	4,143	2,725	329,927
Utilities	248	259	1,563	1,999	1,207	461	402	487	433	324	24,443	5,329	-	454,312
Repairs and maintenance costs	229	41	3,234	4,577	377	864	4,230	195	1,227	2,808	82	1,087	-	119,710
Insurance	53	42	227	544	232	132	96	115	82	73	337	91	108	17,219
Trust fees and other expenses	762	621	4,988	6,199	1,270	2,778	1,705	996	1,577	1,364	14,314	2,103	1,200	188,125
③NOI (=①-②) (¥ Thousands)	19,253	17,312	63,202	62,604	41,272	30,158	22,676	28,010	15,702	13,217	257,770	58,959	99,619	5,394,531
④Depreciation (¥ Thousands)	4,907	4,539	15,448	22,815	14,539	14,664	8,517	9,580	8,209	6,122	56,608	16,902	9,855	1,392,013
⑤Rental operating income (=③-④) (¥ Thousands)	14,346	12,772	47,753	39,788	26,733	15,494	14,158	18,429	7,493	7,095	201,162	42,056	89,763	4,002,517
⑥Capital expenditures (¥ Thousands)	-	-	82,097	4,989	352	-	1,575	-	365	348	2,392	16,202	-	1,238,077
⑦NCF (=③-⑥) (¥ Thousands)	19,253	17,312	-18,895	57,614	40,920	30,158	21,101	28,010	15,337	12,869	255,378	42,757	99,619	4,156,453
Reference														
Expense ratio (=②/①)	16.7%	13.9%	27.6%	33.5%	25.1%	21.2%	30.7%	15.9%	29.9%	36.4%	22.7%	24.9%	7.8%	25.2%
Property tax for the year 2007 (or the year 2006) (¥ Thousands)	1,466	998	9,590	17,859	9,644	1,657	2,970	1,421	3,386	3,002	31,590	7,996	10,841	904,752
Amount of property management fee (¥ Thousands)	864	763	3,152	3,198	1,966	1,396	1,245	1,251	777	762	12,065	2,805	4,237	258,963
Reference: Percentage of rental and other operating revenues	3.74%	3.80%	3.61%	3.40%	3.57%	3.65%	3.80%	3.76%	3.47%	3.66%	3.62%	3.57%	3.92%	3.59%
Long-term repairs, maintenance and renovation: Estimated amount of 12 years after the acquisition (¥ Thousands)	15,880	12,400	106,770	247,200	75,200	39,250	17,470	27,680	32,340	30,070	53,890	43,450	16,330	7,656,551
Reference: Amount of yearly avg.	1,323	1,033	8,898	20,600	6,267	3,271	1,456	2,307	2,695	2,506	4,491	3,621	1,361	638,046

【Reference】Borrowings

Borrowings on a financial institution basis as of October 31, 2007 are as follows.

Classification	Lender	Drawdown Date	Balance at the End of Previous Period (¥Millions)	Balance at the End of Period (¥Millions)	Average Interest Rate (Note 1)	Repayment Date	Payment Method	Usage	Remarks
Short-Term Loan	Aozora Bank, Ltd.	July 31, 2006	2,000	-	0.883	July 31, 2007	Full on maturity	(Note 2)	Unsecured / Unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1,000	-					
	Resona Bank, Ltd.		500	-					
	Mitsubishi UFJ Trust and Banking Corporation		500	-					
	The Chuo Mitsui Trust and Banking Co., Ltd.	September 20, 2006	3,000	-	0.910	September 20, 2007			
	Resona Bank, Ltd.		1,000	-					
	Mitsubishi UFJ Trust and Banking Corporation	October 31, 2006	1,000	-	0.959	October 31, 2007			
	Sumitomo Mitsui Banking Corporation	December 1, 2006	500	-	0.970	November 30, 2007			
	Resona Bank, Ltd.	January 19, 2007	500	-	0.910	January 18, 2008			
	The Chiba Bank, Ltd.		500	-					
	The Chuo Mitsui Trust and Banking Co., Ltd.	March 1, 2007	250	-	1.020	February 29, 2008			
	Sumitomo Mitsui Banking Corporation		1,750	750					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		500	500					
	Mitsubishi UFJ Trust and Banking Corporation		1,000	-					
	Aozora Bank, Ltd.	April 2, 2007	2,000	-	0.945	October 2, 2007			
	Mitsubishi UFJ Trust and Banking Corporation		1,500	-	0.965	April 2, 2008			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1,000	-	1.015				
	Aozora Bank, Ltd.	July 31, 2007	-	2,000	1.045	July 31, 2008			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		-	1,000	1.015				
	The Chuo Mitsui Trust and Banking Co., Ltd.	September 20, 2007	-	1,250	1.035	September 20, 2008			
	Mitsubishi UFJ Trust and Banking Corporation	October 31, 2007	-	1,000	1.100	October 31, 2008			
	Sub Total		18,500	6,500					
Long-Term Loan	Mitsubishi UFJ Trust and Banking Corporation	August 1, 2005	2,700	2,700	0.869	July 31, 2008	Full on maturity	(Note 2)	Unsecured / Unguaranteed
	The Norinchukin Bank		2,500	2,500					
	The Chiba Bank, Ltd.		1,200	1,200					
	The Chuo Mitsui Trust and Banking Co., Ltd.		1,000	1,000					
	Sumitomo Mitsui Banking Corporation		1,000	1,000					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		800	800					
	Resona Bank, Ltd.		300	300					
	The Chuo Mitsui Trust and Banking Co., Ltd.	August 1, 2005	3,750	3,750	1.288	July 31, 2010			
	Sumitomo Mitsui Banking Corporation		3,750	3,750					
	Mitsubishi UFJ Trust and Banking Corporation		1,500	1,500					
	Resona Bank, Ltd.		500	500					
	Sumitomo Mitsui Banking Corporation	November 1, 2005	1,500	-	0.769	October 31, 2007			
	The Norinchukin Bank	November 1, 2005	3,000	3,000	1.090	October 31, 2008			
	Resona Bank, Ltd.		500	500					
	Aozora Bank, Ltd.	December 8, 2005	1,500	1,500	1.098	December 7, 2008			
	Resona Bank, Ltd.		500	500					
	The Chiba Bank, Ltd.	March 1, 2006	800	800	1.449	February 28, 2009			
	Aozora Bank, Ltd.		500	500					
	Mitsui Sumitomo Insurance Co., Ltd.		700	700					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 16, 2006	2,500	2,500	1.476	March 16, 2009			
	Aozora Bank, Ltd.		2,000	2,000	1.629	April 30, 2009			
	The Chuo Mitsui Trust and Banking Co., Ltd.		1,500	1,500					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1,000	1,000					

	Mitsubishi UFJ Trust and Banking Corporation	May 1, 2006	1,000	1,000					
	Resona Bank, Ltd.		1,000	1,000					
	Aozora Bank, Ltd.		1,500	1,500					
	Mitsui Sumitomo Insurance Co., Ltd.		1,000	1,000	2.199	April 30, 2011			
	Development Bank of Japan		5,000	5,000	2.731	April 30, 2016			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	July 14, 2006	1,000	1,000	2.149	July 13, 2011			
	Development Bank of Japan	September 1, 2006	3,000	3,000	2.124	August 31, 2013			
	The Norinchukin Bank	December 1, 2006	2,500	2,500	1.964	November 30, 2011			
	Sumitomo Mitsui Banking Corporation	April 2, 2007	2,000	2,000	1.574	April 2, 2010			
	The Chuo Mitsui Trust and Banking Co., Ltd.		2,000	2,000	1.875	April 2, 2012			
	The Norinchukin Bank	April 17, 2007	3,000	1,500	1.264	April 16, 2011			
	Sumitomo Mitsui Banking Corporation	October 31, 2007	-	2,000	1.339	October 31, 2009			
	Sub Total		58,000	57,000					
	Total		76,500	63,500					

Notes:

1. The average interest rate are the weighted-average interest rate rounded to the fourth decimal place. The Investment Corporation entered into interest-rate swap transactions with the minimizing the impact of fluctuations in interest rates. The effect of interest-rate swap transactions has been incorporated into calculations for the weighted-average interest rate.
2. Funds procured through debt financing were used to acquire real estate or trust beneficiary interests in real estate.



Translation Purpose Only

January 29, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note 1)	Lender	Balance (Billions of Yen)	Interest Rate (Note2&3)	Drawdown Date	Repayment Date
Series 18 (Short-Term)	Aozora Bank, Ltd.	2.0	1.13167% (Note 4)	July 31, 2007	July 31, 2008
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1.0	1.10167% (Note 5)		
Series 19 (Short-Term)	The Chuo Mitsui Trust and Banking Company, Ltd.	1.25	1.13167% (Note 4)	September 20, 2007	September 20, 2008
Series 20-A (Short-Term)	Mitsubishi UFJ Trust and Banking Corporation	1.0	1.10167% (Note 5)	October 31, 2007	October 31, 2008
Series 21-A (Short-Term)	The Chuo Mitsui Trust and Banking Company, Ltd.	1.0	1.15167% (Note 6)	January 10, 2008	January 10, 2009
Term-Loan B (Long-Term)	Sumitomo Mitsui Banking Corporation The Chuo Mitsui Trust and Banking Company, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Norinchukin Bank The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Chiba Bank, Ltd. Resona Bank, Ltd.	9.5	1.30167% (Note 7) (Actual Interest Rate: 0.86875%)	August 1, 2005	July 31, 2008
Term-Loan C (Long-Term)	Sumitomo Mitsui Banking Corporation The Chuo Mitsui Trust and Banking Company, Ltd. Mitsubishi UFJ Trust and Banking Corporation Resona Bank, Ltd.	9.5	1.41667% (Note 8) (Actual Interest Rate: 1.2875%)	August 1, 2005	July 31, 2010
Series 3-C (Long-Term)	The Norinchukin Bank Resona Bank, Ltd.	3.5	1.30167% (Note 7) (Actual Interest Rate: 1.09%)	November 1, 2005	October 31, 2008



Series 7-B (Long-Term)	The Chuo Mitsui Trust and Banking Company, Ltd. Aozora Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation Resona Bank, Ltd.	6.5	1.25167% (Note 9) (Actual Interest Rate: 1.62875%)	May 1, 2006	April 30, 2009
Series 7-C (Long-Term)	Aozora Bank, Ltd.	1.5 (Note 11)	1.35167% (Note 10) (Actual Interest Rate: 2.19875%)	May 1, 2006	April 30, 2011
Series 8 (Long-Term)	Mitsubishi UFJ Trust and Banking Corporation	1.0	1.35167% (Note 10) (Actual Interest Rate: 2.14875%)	July 14, 2006	July 13, 2011

Notes:

1. Short-term borrowing refers to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date. Long-term borrowing refers to debt financing with a period of more than one year from the drawdown date to the repayment date.
2. Interest payment period: January 31, 2008 to April 30, 2008
3. The Investment Corporation has entered into an interest-rate swap transaction for the long-term borrowings. As a result, the actual interest rate is the interest rate applicable throughout the loan period.
4. Three-month yen TIBOR + 0.28%
5. Three-month yen TIBOR + 0.25%
6. Three-month yen TIBOR + 0.30%
7. Three-month yen TIBOR + 0.45%
8. Three-month yen TIBOR + 0.565%
9. Three-month yen TIBOR + 0.40%
10. Three-month yen TIBOR + 0.50%
11. Among Series 7-C, this figure is calculated based on a floating interest rate.
12. All of the abovementioned borrowings are unsecured without any outstanding guarantees.

This notice is the English translation of the Japanese announcement on our Web site released on January 29, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

February 1, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Properties Sales Settlements and Revision Regarding Seller's Profile (Total of 23 Residential Properties)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that it completed settlements to sell the following properties on February 1, 2008.

1. Sold Properties

Property No.	Property Name	Type	Area	Sales Price (Millions of Yen) (Note)
B-1	Storia Sirokane	Residential Property	Tokyo Metropolitan Area	3,370
B-2	Tre di Casa Minami Aoyama	Residential Property	Tokyo Metropolitan Area	2,680
B-6	Court Nihonbashi-Hakozaki	Residential Property	Tokyo Metropolitan Area	1,220
B-7	Side Denenchofu	Residential Property	Tokyo Metropolitan Area	1,110
B-8	S-court Yokohama-Kannai II	Residential Property	Tokyo Metropolitan Area	1,020
B-9	Court Motoasakusa	Residential Property	Tokyo Metropolitan Area	943
B-11	Bloom Omotesando	Residential Property	Tokyo Metropolitan Area	962
B-13	Human Heim Okachimachi	Residential Property	Tokyo Metropolitan Area	905
B-16	Abreast Hara	Residential Property	Other Regional Areas	494
B-17	Abreast Hirabari	Residential Property	Other Regional Areas	457
B-20	Regalo Ochanomizu I・II	Residential Property	Tokyo Metropolitan Area	3,670
B-21	Regalo Shiba-Kouen	Residential Property	Tokyo Metropolitan Area	2,280
B-22	Chigasaki Socie Ni-bankan	Residential Property	Tokyo Metropolitan Area	1,140
B-23	Court Nishi-Shinjuku	Residential Property	Tokyo Metropolitan Area	1,160
B-24	Regalo Komazawa-Kouen	Residential Property	Tokyo Metropolitan Area	943
B-26	Primo Regalo Kagurazaka	Residential Property	Tokyo Metropolitan Area	770
B-27	Primo Regalo Youga	Residential Property	Tokyo Metropolitan Area	737
B-28	Court Shimouma	Residential Property	Tokyo Metropolitan Area	644



B-29	Ashiya Royal Homes	Residential Property	Other Regional Areas	2,420
B-30	Regalo Ibaraki I·II	Residential Property	Other Regional Areas	1,620
B-31	Collection Higashi-Sakura	Residential Property	Other Regional Areas	1,150
B-32	Renaissance 21 Hirao Jousui-machi	Residential Property	Other Regional Areas	964
B-33	Montore Nishikouen Bay Court	Residential Property	Other Regional Areas	831
Total of 23 Residential Properties				31,490

Note: Excluding sales costs, property tax, city-planning tax, and consumption tax, etc.

Please refer to the press release, "Notice Concerning the Sales of Properties (Conclusion of Agreements) (Total of 23 Residential Properties)," dated December 11, 2007, for the details of the 23 Properties.

The aforementioned properties sold shall hereafter be referred to as "the 23 Properties."

2. Amended Items in the press release dated December 11, 2007

Items "3. Buyer's Profile" and "7. Interested-Party Transaction" in the aforementioned press release shall be partially amended as follows.

3. Buyer's Profile

	Before Revision	After Revision
Business Activities	Goudou Kaisha KRF 20 is an LLC that is a wholly owned subsidiary of Yugen Sekinin Chukan Hojin KRF, which is a limited liability intermediary that manages a fund to which Kenedix makes capital contributions, and is a special purpose company established for the purpose of acquiring, managing, disposing, etc. of trust beneficiary interests and real estate. Kenedix currently makes investment in tokumei-kumiai (silent partnership) in relation to Goudou Kaisha KRF 20, making it a consolidated subsidiary of Kenedix on the basis of effective control.	Goudou Kaisha KRF 20 is an LLC that is a wholly owned subsidiary of Yugen Sekinin Chukan Hojin KRF, which is a limited liability intermediary that manages a fund to which Kenedix makes capital contributions, and is a special purpose company established for the purpose of acquiring, managing, disposing, etc. of trust beneficiary interests and real estate. As of February 1, 2008, Kenedix makes investment in tokumei-kumiai (silent partnership) in relation to Goudou Kaisha KRF 20, making it a consolidated subsidiary of Kenedix on the basis of effective control.

7. Interested-Party Transactions

Before Revision	After Revision
The buyer of the 23 Properties is the related company as defined under the Investment Trust Law and the internal regulations of the Asset Management Company (Note 1). (Following omitted)	The buyer of the 23 Properties, as of February 1, 2008, is the related company as defined under the Investment Trust Law and the internal regulations of the Asset Management Company (Note 1). (Following omitted)



Attached Materials

Property Portfolio after Sales of the 23 Properties

This notice is the English translation of the Japanese announcement on our Web site released on February 1, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Reference Material

Property Portfolio after Sales of the 23 Properties

*Property Portfolio includes 9 office buildings disclosed in the press released "Notice Concerning Properties Acquisition Settlements and Amendments regarding Property Details (Total of 9 Office Buildings)" on February 1, 2008.

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen) (Note 1)	Acquisition Date
	Tokyo Metropolitan Area	Toranomon Toyo Building	9,850	4.8%	June 1, 2007
		Hiei Kudan-Kita Building	7,600	3.7%	February 1, 2008
		KDX Ochanomizu Building	6,400	3.1%	April 2, 2007
		KDX Shiba-Daimon Building	6,090	3.0%	March 1, 2007
		KDX Kojimachi Building	5,950	2.9%	November 1, 2005
		KDX Nihonbashi 313 Building	5,940	2.9%	August 1, 2005
		Toshin 24 Building	5,300	2.6%	May 1, 2006
		KDX Hirakawacho Building	5,180	2.5%	August 1, 2005
		KDX Shin-Yokohama 381 Building	4,700	2.3%	February 1, 2008
		Ebisu East 438 Building	4,640	2.2%	May 1, 2006
		Higashi-Kayabacho Yuraku Building	4,450	2.2%	August 1, 2005
		KDX Toranomon Building	4,400	2.1%	April 17, 2007
		KDX Nishi-Gotanda Building	4,200	2.0%	December 1, 2006
		KDX Kawasaki-Ekimae Hon-cho Building (Note 2)	3,760	1.8%	February 1, 2008
		KDX Hatchobori Building	3,680	1.8%	August 1, 2005
		KDX Omori Building	3,500	1.7%	May 1, 2006
		KDX Hamamatsucho Building	3,460	1.7%	May 1, 2006
		KDX Roppongi 228 Building (Note 2)	3,300	1.6%	January 10, 2008
		KDX Higashi-Shinjuku Building	2,950	1.4%	September 1, 2006
		KDX Kayabacho Building	2,780	1.3%	May 1, 2006
		Nissou Dai-17 Building	2,710	1.3%	February 1, 2008
		KDX Shinbashi Building	2,690	1.3%	May 1, 2006
		KDX Nakano-Sakaue Building	2,533	1.2%	August 1, 2005
		KDX Shin-Yokohama Building	2,520	1.2%	May 1, 2006
		Harajuku F.F. Building	2,450	1.2%	August 1, 2005
		Ikejiri-Oohashi Building	2,400	1.1%	February 1, 2008
		KDX Kajicho Building	2,350	1.1%	July 3, 2006
		KDX Hamacho Nakanohashi Building (Note 2)	2,310	1.1%	February 1, 2008
		KDX Hamacho Building	2,300	1.1%	March 16, 2006
		KDX Shinjuku 286 Building	2,300	1.1%	June 1, 2007
		FIK Minami Aoyama	2,270	1.1%	August 1, 2005
		KDX Funabashi Building	2,252	1.1%	March 1, 2006
		KDX Okachimachi Building	2,000	0.9%	March 1, 2007



	Kanda Kihara Building	1,950	0.9%	August 1, 2005
	KDX Yotsuya Building	1,950	0.9%	May 1, 2006
	KDX Shinjuku-Gyoen Building	1,610	0.7%	August 1, 2005
	KDX Kiba Building	1,580	0.7%	June 20, 2006
	KDX Nishi-Shinjuku Building	1,500	0.7%	April 2, 2007
	KDX Monzen-Nakacho Building	1,400	0.6%	January 19, 2007
	KDX Kanda Misaki-cho Building (Note 2)	1,380	0.6%	February 1, 2008
	KDX Hon-Atsugi Building	1,305	0.6%	March 1, 2007
	KDX Hachioji Building	1,155	0.5%	March 1, 2007
	KDX Nogizaka Building	1,065	0.5%	July 14, 2006
	KDX Koishikawa Building	704	0.3%	August 1, 2005
Other Regional Areas	Portus Center Building	5,570	2.7%	September 21, 2005
	Karasuma Building (Note 2)	5,400	2.6%	June 1, 2007
	KDX Hakata-Minami Building	4,900	2.4%	February 1, 2008
	KDX Hakata Building	2,350	1.1%	June 1, 2007
	KDX Kitahama Building (Note 2)	2,220	1.0%	February 1, 2008
	KDX Sendai Building	2,100	1.0%	June 1, 2007
	KDX Minami Semba Dai-1 Building	1,610	0.7%	May 1, 2006
	KDX Minami Semba Dai-2 Building	1,560	0.7%	May 1, 2006
	Hakata Ekimae-Dai2 Building	1,430	0.7%	August 1, 2005
	KDX Niigata Building	1,305	0.6%	March 1, 2007
[illegible]				
Tokyo Metropolitan Area	Frame Jinnan-zaka	9,900	4.9%	August 1, 2005
	KDX Yoyogi Building	2,479	1.2%	September 30, 2005
Other Regional Areas	ZARA Tenjin Nishi-dori	3,680	1.8%	May 1, 2006
[illegible]				
Tokyo Metropolitan Area	Residence Charmante Tsukishima	5,353	2.6%	May 1, 2006
	Regalo Ochanomizu I&II	–	–	May 1, 2006
	Storia Sirokane	–	–	August 1, 2005
	Tre di Casa Minami Aoyama	–	–	August 1, 2005
	Regalo Shiba-Kouen	–	–	May 1, 2006
	Court Mejiro	1,250	0.6%	August 1, 2005
	Apartments Motoazabu	1,210	0.5%	August 1, 2005
	Apartments Wakamatsu-Kawada	1,180	0.5%	August 1, 2005
	Chigasaki Socie Ni-bankan	–	–	May 1, 2006
	Court Nihonbashi Hakozaki	–	–	August 1, 2005
	Court Nishi-Shinjuku	–	–	May 1, 2006
	Side Denenchofu	–	–	August 1, 2005
	Gradito Kawaguchi	1,038	0.5%	June 30, 2006
	S-court Yokohama Kannai II	–	–	August 1, 2005
	Regalo Komazawa-Kouen	–	–	May 1, 2006
	Court Motoasakusa	–	–	August 1, 2005
	Court Shin-Okachimachi	878	0.4%	May 1, 2006
	Bloom Omotesando	–	–	August 1, 2005
	Human Heim Okachimachi	–	–	August 1, 2005



		Primo Regalo Kagurazaka	–	–	May 1, 2006
		Primo Regalo Youga	–	–	May 1, 2006
		Court Shimouma	–	–	May 1, 2006
	Other Regional Areas	Ashiya Royal Homes	–	–	May 1, 2006
		Venus Hibarigaoka	1,800	0.8%	December 8, 2005
		Regalo Ibaraki I& II	–	–	May 1, 2006
		Collection Higashi-Sakura	–	–	May 1, 2006
		Renaissance 21 Hirao Jousui-machi	–	–	May 1, 2006
		Montore Nishikouen Bay Court	–	–	May 1, 2006
		Abreast Hara	–	–	August 1, 2005
		Abreast Hirabari	–	–	August 1, 2005
[illegible]					
Total of 64 Properties			202,027	100.0%	Portfolio PML 5.24%

Notes:

1. Figures of less than one million yen are rounded down from acquisition prices, and ratios are rounded down to the first decimal place.
2. The current name of the buildings are as follows, respectively. Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the buildings.

"KDX Kawasaki-Ekimae Hon-cho Building" is the "Dai-46 Kowa Building"

"KDX Roppongi 228 Building" is the "Cherubim Building"

"KDX Hamacho Nakanohashi Building" is the "Hamacho Nakanohashi Building"

"KDX Kanda Misaki-cho Building" is the "Misaki-cho MMK Building"

"KDX Kitahama Building" is the "Doshou Building"



Translation Purpose Only

February 1, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Properties Acquisition Settlements and Amendments Regarding Property Details (Total of 9 Office Buildings)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that it completed settlement for the acquisition of the following properties on February 1, 2008.

1. Acquired Properties

Property No.	Property Name	Type	Area	Acquisition Price (Millions of Yen) (Note)	Type of Acquisition
A-46	Hiei Kudan-Kita Building	Office Building	Tokyo Metropolitan Area	7,600	Trust beneficiary interests in real estate
A-47	KDX Shin-Yokohama 381 Building	Office Building	Tokyo Metropolitan Area	4,700	Trust beneficiary interests in real estate
A-48	KDX Kawasaki-Ekimae Hon-cho Building (Note 2)	Office Building	Tokyo Metropolitan Area	3,760	Real estate
A-49	Nissou Dai-17 Building	Office Building	Tokyo Metropolitan Area	2,710	Trust beneficiary interests in real estate
A-50	Ikejiri-Oohashi Building	Office Building	Tokyo Metropolitan Area	2,400	Trust beneficiary interests in real estate
A-51	KDX Hamacho Nakanohashi Building (Note 2)	Office Building	Tokyo Metropolitan Area	2,310	Trust beneficiary interests in real estate
A-52	KDX Kanda Misaki-cho Building (Note 2)	Office Building	Tokyo Metropolitan Area	1,380	Real estate
A-53	KDX Hakata-Minami Building	Office Building	Other Regional Areas	4,900	Real estate
A-54	KDX Kitahama Building (Note 2)	Office Building	Other Regional Areas	2,220	Trust beneficiary interests in real estate
Total of 9 Office Buildings				31,980	

Note: Excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.



Please refer to the press release, "Notice Concerning the Acquisition of Properties (Conclusion of Agreements) (Total of 9 Office Buildings)," dated December 11, 2007, for the details of the properties.

Each aforementioned building shall hereafter be referred to as "the Property" or the "nine Properties collectively,.

2. Amended Items in the Press Release dated December 11, 2007

Items "3. Property Details" in the aforementioned press release shall be partially amended as follows.

A-46 Hiei Kudan-Kita Building

	Statement in Press Release dated December 11, 2007	Amended Statement	Reasons for Amendments
Trust Term	December 26, 2001 to April 30, 2014	December 26, 2001 to <u>August 1, 2015</u>	The trustee agreed on the trust term amendment.
Special Considerations	(1) In correlation with the removal of the lifting pump in the water receiving tank of the basement of the Property and new establishment of said pump outside of the tank, said section now has a condition that is recognized as the machinery room. An agreement has been reached, however, that the seller of the Property will assume responsibility to take corrective measures for said status by the time of settlement date and related costs. (2) A steel roof has presently been built between the elevated parking structure in the basement of the Property and the building frame, but a construction confirmation has not been obtained for this addition. An agreement has been reached, however, that the seller of the Property will assume responsibility to take corrective measures for said status by the time of settlement date and related costs. (3) A part of the boundaries between the Property and adjacent land has not been confirmed with the other owners as witnesses and settled in writing. An agreement has been	(1) Deleted (2) Deleted (3)An on-site confirmation has been conducted for the boundaries between the Property and adjacent	(1) The lifting pump established outside of the water receiving tank in the basement of the Property has been removed by the seller. By newly establishing a lifting punp inside the water receiving tank, the condition as a machinery room has restored to the condition when construction was started. (2) A steel roof built between the elevated parking structure in the basement of the Property and the building frame has been removed by the seller. Although it has been replaced with a new movable rain cover, there is no need to make a filing. (3) Same applies as left.



	reached, however, that the seller of the Property will assume responsibility for the settlement of the boundary and related costs. (4) Omitted	land that had not been confirmed. However, written confirmation for the Property's boundaries is yet to be executed, as they are currently working on sealing. The seller will continue to assume responsibility and related costs for the execution of the written confirmation. (4) No change	

A-47 KDX Shin-Yokohama 381 Building

	Statement in Press Release dated December 11, 2007	Amended Statement	Reasons for Amendments
Trust Term	September 29, 2004 to November 30, 2016	September 29, 2004 to August 1, 2015	The trustee agreed on the trust term amendment.

A-48 KDX Kawasaki-Ekimae Hon-cho Building

	Statement in Press Release dated December 11, 2007	Amended Statement	Reasons for Amendments
Special Considerations	(1) All of the boundaries of this property were verified in 1983, but portion of the on-site boundary indicators have been lost. Currently, the recovery of boundary indicators is proceeding at the responsibility and related costs of the seller. (2) Omitted (3)According to the Soil Environment Study (Phase II) conducted by Geo Front Kabushikigaisha in October 2007, two of the five locations bored by the company showed that near the surface there were concentrations of lead, total mercury and arsenic that exceeded environmental standard values designated by law. An agreement has been reached, however, that the seller of the Property will assume responsibility to remove said	(1) Deleted (2) No change (3) Deleted	(1) The recovery of boundary indicators by the seller has been completed. Furthermore, written confirmation for the boundaries of this Property has been recently concluded with the adjacent land owner. (3) The soil near the surface where contamination was found has been removed by the seller. According to the Report on Implementation of Countermeasure Procedures for Contaminated Soil, etc. prepared by Geo Front Kabushikigaisha on January 29, 2008, pollutants with concentration exceeding the environmental standards was not found near the surface upon the reassessment



	contaminated soil by the time of settlement date and related costs.		conducted after the removal process.

A-50 Ikejiri-Oohashi Building

	Statement in Press Release dated December 11, 2007	Amended Statement	Reasons for Amendments
Trust Term	February 25, 2004 to November 30, 2016	February 25, 2004 to August 1, 2015	The trustee agreed on the trust term amendment.

A-51 KDX Hamacho Nakanohashi Building

	Statement in Press Release dated December 11, 2007	Amended Statement	Reasons for Amendments
Trust Term	December 19, 2003 to November 30, 2016	December 19, 2003 to August 1, 2015	The trustee agreed on the trust term amendment.

A-53 KDX Hakata-Minami Building

	Statement in Press Release dated December 11, 2007	Amended Statement	Reasons for Amendments
Special Considerations	(1) Omitted (2) The following parts of the Property have used spray materials containing asbestos. (a) Basement: Machine room, power generation room, electrical room, oil tank room, and central monitoring room (b) Floors 1-9: Packaged rooms (c) Tower: Elevator machine room (d) Chimney With regards to (a)-(c), Takenaka Corporation conducted sealing work from April to May of 2006. As for the (d) portion, the seller of the Property will assume responsibility to conduct sealing work by the time of settlement date and related costs. (3) Omitted (4) Omitted (5) An agreement has been reached, that the seller of the Property will assume responsibility to upgrade three elevators by the time of settlement date and related costs.	(1) No change (2) Deleted (3) No change (4) No change (5) Deleted	(2) Regarding the chimney of the Property where spray materials containing asbestos were used, Takenaka Corporation removed the materials and sealed the chimney in January 2008. (5) The three elevators were upgraded in January 2008, and an inspection certificate has been received.



A-54 KDX Kitahama Building

	Statement in Press Release dated December 11, 2007	Amended Statement	Reasons for Amendments
Other	Location applicable to leasehold: 2-11-1 (a portion), 11-4, 11-5, 11-6 Hirano-cho, Osaka	Location applicable to leasehold: 2-11-1 (a portion), 11-4, 11-5, 11-6 Hirano-cho, Chuo-ku, Osaka	Revision

Attached Materials

Property Portfolio after Acquisition of the 9 Properties



Reference Material

Property Portfolio after Acquisition of the 9 Properties

*Property Portfolio excludes 23 residential properties disclosed in the press released "Notice Concerning Properties Sales Settlements and Revision of Seller's Profile (Total of 23 Residential Properties)" on February 1, 2008.

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen) (Note 1)	Acquisition Date
	Tokyo Metropolitan Area	Toranomon Toyo Building	9,850	4.8%	June 1, 2007
		KDX Ochanomizu Building	6,400	3.1%	April 2, 2007
		KDX Shiba-Daimon Building	6,090	3.0%	March 1, 2007
		KDX Kojimachi Building	5,950	2.9%	November 1, 2005
		KDX Nihonbashi 313 Building	5,940	2.9%	August 1, 2005
		Toshin 24 Building	5,300	2.6%	May 1, 2006
		KDX Hirakawacho Building	5,180	2.5%	August 1, 2005
		Ebisu East 438 Building	4,640	2.2%	May 1, 2006
		Higashi-Kayabacho Yuraku Building	4,450	2.2%	August 1, 2005
		KDX Toranomon Building	4,400	2.1%	April 17, 2007
		KDX Nishi-Gotanda Building	4,200	2.0%	December 1, 2006
		KDX Hatchobori Building	3,680	1.8%	August 1, 2005
		KDX Omori Building	3,500	1.7%	May 1, 2006
		KDX Hamamatsucho Building	3,460	1.7%	May 1, 2006
		KDX Roppongi 228 Building (Note 2)	3,300	1.6%	January 10, 2008
		KDX Higashi-Shinjuku Building	2,950	1.4%	September 1, 2006
		KDX Kayabacho Building	2,780	1.3%	May 1, 2006
		KDX Shinbashi Building	2,690	1.3%	May 1, 2006
		KDX Nakano-Sakaue Building	2,533	1.2%	August 1, 2005
		KDX Shin-Yokohama Building	2,520	1.2%	May 1, 2006
		Harajuku F.F. Building	2,450	1.2%	August 1, 2005
		KDX Kajicho Building	2,350	1.1%	July 3, 2006
		KDX Hamacho Building	2,300	1.1%	March 16, 2006
		KDX Shinjuku 286 Building	2,300	1.1%	June 1, 2007
		FIK Minami Aoyama	2,270	1.1%	August 1, 2005
		KDX Funabashi Building	2,252	1.1%	March 1, 2006
		KDX Okachimachi Building	2,000	0.9%	March 1, 2007
		Kanda Kihara Building	1,950	0.9%	August 1, 2005
		KDX Yotsuya Building	1,950	0.9%	May 1, 2006



Area	Property	Amount	Ratio	Date
	KDX Shinjuku-Gyoen Building	1,610	0.7%	August 1, 2005
	KDX Kiba Building	1,580	0.7%	June 20, 2006
	KDX Nishi-Shinjuku Building	1,500	0.7%	April 2, 2007
	KDX Monzen-Nakacho Building	1,400	0.6%	January 19, 2007
	[illegible]	[illegible]	[illegible]	[illegible]
	KDX Hon-Atsugi Building	1,305	0.6%	March 1, 2007
	KDX Hachioji Building	1,155	0.5%	March 1, 2007
	KDX Nogizaka Building	1,065	0.5%	July 14, 2006
	KDX Koishikawa Building	704	0.3%	August 1, 2005
Other Regional Areas	Portus Center Building	5,570	2.7%	September 21, 2005
	Karasuma Building (Note 2)	5,400	2.6%	June 1, 2007
	[illegible]	[illegible]	[illegible]	[illegible]
	KDX Hakata Building	2,350	1.1%	June 1, 2007
	[illegible]	[illegible]	[illegible]	[illegible]
	KDX Sendai Building	2,100	1.0%	June 1, 2007
	KDX Minami Semba Dai-1 Building	1,610	0.7%	May 1, 2006
	KDX Minami Semba Dai-2 Building	1,560	0.7%	May 1, 2006
	Hakata Ekimae-Dai2 Building	1,430	0.7%	August 1, 2005
	KDX Niigata Building	1,305	0.6%	March 1, 2007
[illegible]		[illegible]	[illegible]	[illegible]
Tokyo Metropolitan Area	Frame Jinnan-zaka	9,900	4.9%	August 1, 2005
	KDX Yoyogi Building	2,479	1.2%	September 30, 2005
Other Regional Areas	ZARA Tenjin Nishi-dori	3,680	1.8%	May 1, 2006
[illegible]		[illegible]	[illegible]	[illegible]
Tokyo Metropolitan Area	Residence Charmante Tsukishima	5,353	2.6%	May 1, 2006
	Regalo Ochanomizu I&II	–	–	May 1, 2006
	Storia Sirokane	–	–	August 1, 2005
	Tre di Casa Minami Aoyama	–	–	August 1, 2005
	Regalo Shiba-Kouen	–	–	May 1, 2006
	Court Mejiro	1,250	0.6%	August 1, 2005
	Apartments Motoazabu	1,210	0.5%	August 1, 2005
	Apartments Wakamatsu-Kawada	1,180	0.5%	August 1, 2005
	Chigasaki Socie Ni-bankan	–	–	May 1, 2006
	Court Nihonbashi Hakozaki	–	–	August 1, 2005
	Court Nishi-Shinjuku	–	–	May 1, 2006
	Side Denenchofu	–	–	August 1, 2005
	Gradito Kawaguchi	1,038	0.5%	June 30, 2006
	S-court Yokohama Kannai II	–	–	August 1, 2005
	Regalo Komazawa-Kouen	–	–	May 1, 2006
	Court Motoasakusa	–	–	August 1, 2005
	Court Shin-Okachimachi	878	0.4%	May 1, 2006
	Bloom Omotesando	–	–	August 1, 2005
	Human Heim Okachimachi	–	–	August 1, 2005
	Primo Regalo Kagurazaka	–	–	May 1, 2006
	Primo Regalo Youga	–	–	May 1, 2006
	Court Shimouma	–	–	May 1, 2006



[illegible]	Other Regional Areas	Ashiya Royal Homes	–	–	May 1, 2006
		Venus Hibarigaoka	1,800	0.8%	December 8, 2005
		Regalo Ibaraki I& II	–	–	May 1, 2006
		Collection Higashi-Sakura	–	–	May 1, 2006
		Renaissance 21 Hirao Jousui-machi	–	–	May 1, 2006
		Montore Nishikouen Bay Court	–	–	May 1, 2006
		Abreast Hara	–	–	August 1, 2005
		Abreast Hirabari	–	–	August 1, 2005
[illegible]			[illegible]	[illegible]	[illegible]
Total of 64 Properties			202,027	100.0%	Portfolio PML 5.24%

Notes:

1. Figures of less than one million yen are rounded down from acquisition prices, and ratios are rounded down to the first decimal place.
2. The current name of the buildings are as follows, respectively. Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the buildings.

"KDX Kawasaki-Ekimae Hon-cho Building" is the "Dai-46 Kowa Building"
"KDX Roppongi 228 Building" is the "Cherubim Building"
"KDX Hamacho Nakanohashi Building" is the "Hamacho Nakanohashi Building"
"KDX Kanda Misaki-cho Building" is the "Misaki-cho MMK Building"
"KDX Kitahama Building" is the "Doshou Building"



Translation Purpose Only

February 1, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Change of Property Management Structure

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision today to change the structure of property management ("the Change"), effective March 1, 2008. Details are provided as follows.

1. Outline of the Change

The property management company and master lease company for the Investment Corporation's portfolio will change as outlined in the following tables, effective March 1, 2008.

(1) Trust beneficiary interest of real estate (Total of 54 properties)

No.	Property Name	Property Management Company		Master Lease Company	
		Current	New	Current	New
A-1	KDX Nihonbashi 313 Building	Kenedix Advisors Co., Ltd. ("KDA")	Kenedix REIT Management, Inc. ("the Asset Management Company"or "KRM")	KDA	The Investment Corporation
A-2	KDX Hirakawa-cho Building				
A-3	Higashi-KayabachoYuraku Building				
A-4	KDX Hatchobori Building				
A-5	KDX Nakano-Sakaue Building				
A-6	Harajuku F.F. Building				
A-7	FIK Minami Aoyama				
A-8	Kanda Kihara Building				
A-9	KDX Shinjuku-Gyoen Building				
A-10	KDX Koishikawa Building				
A-11	Hakata-Ekimae Dai-2 Building				
A-12	Portus Center Building				
A-13	KDX Kojimachi Building				
A-15	KDX Hamacho Building				
A-16	Toshin 24 Building				
A-17	Ebisu East 438 Building				



A-18	KDX Omori Building				
A-19	KDX Hamamatsucho Building				
A-20	KDX Kayabacho Building				
A-21	KDX Shinbashi Building				
A-22	KDX Shin-Yokohama Building				
A-23	KDX Yotsuya Building				
A-24	KDX Minami Semba Dai-1 Building				
A-25	KDX Minami Semba Dai-2 Building				
A-26	KDX Kiba Building				
A-27	KDX Kajicho Building				
A-29	KDX Higashi-Shinjuku Building				
A-32	KDX Shiba-Daimon Building				
A-34	KDX Hon-Atsugi Building				
A-35	KDX Hachioji Building				
A-36	KDX Niigata Building				
A-37	KDX Ochanomizu Building				
A-39	KDX Toranomon Building				
A-40	Toranomon Toyo Building	KDA	KRM	KDA	The Investment Corporation
A-41	KDX Shinjuku 286 Building				
A-42	Karasuma Building				
A-43	KDX Hakata Building				
A-44	KDX Sendai Building				
A-46	Hiei Kudan-Kita Building				
A-47	KDX Shin-Yokohama 381 Building				
A-49	Nissou Dai-17 Building				
A-50	Ikejiri Oohashi Building				
A-51	KDX Hamacho Nakano-hashi Building				
A-54	KDX Kitahama Building				
B-3	Court Mejiro				
B-4	Apartments Motoazabu				
B-5	Apartments Wakamatsu-Kawada				
B-18	Venus Hibarigaoka				
B-25	Court Shin-Okachimachi				
B-34	Gradito Kawaguchi				
C-2	KDX Yoyogi Building				
B-19	Residence Charmante Tsukishima			Sekiwa Real Estate, Ltd.	No Change
C-1	Frame Jinnan-zaka	KDA	KRM	- (Note 1)	- (Note 1)
C-3	ZARA Tenjin-dori			- (Note 1)	- (Note 1)

(2) Real Estate (Total of 10 properties)

No.	Property Name	Property Management Company		Master Lease Company	
		Current	New	Current	New
A-14	KDX Funabashi Building				
A-28	KDX Nogizaka Building	KDA	KRM	KDA	— (Note 2)
A-30	KDX Nishi-Gotanda Building				



A-31	KDX Monzen-Nakacho Building	KDA	KRM	KDA	— (Note 2)
A-33	KDX Okachimachi Building				
A-38	KDX Nishi-Shinjuku Building				
A-45	KDX Roppongi 228 Building				
A-48	KDX Kawasaki-Ekimae Honcho Building				
A-52	KDX Kanda Misaki-cho Building				
A-53	KDX Hakata-Minami Building				

Notes:

1. The trustee leases directly to end tenants and will continue to lease directly even after the Change.
2. The Investment Corporation will lease directly to end tenants after the Change.

2. Reasons of the Changes

The Investment Corporation has been entrusting KDA, a subsidiary of KRM's sponsor company, Kenedix, Inc. as its sole property management company for the entire portfolio. However, in view of the following matters, the structure is being shifted to which KRM will independently conduct the property management duties.

- A structure which KRM independently conducts property management in a consistent manner by conducting prompt and unified management of multiple investment properties and advancing activities in close relation to properties and tenants is viewed to be a more ideal structure.

- KDA revised its business details internally in effect of enactment of the Financial Instruments and Exchange Law.

Furthermore, in correlation with the above change, the master lease undertaken by KDA (pass-through type of lease for all of its properties) is being shifted to a structure under which the Investment Corporation will independently undertake the master lease.

With these changes, the Asset Management Company will establish "Property Management Division" on March 1, 2008, as a division that will exclusively undertake property management duties for the Investment Corporation's entire portfolio (Note). A majority of the members of the dedicated division at KDA (REIT Management Division) that has been handling the operation and management of properties in the Investment Corporation's entire portfolio are scheduled to be assigned to the Property Management Division. Hereafter, it will be a direct property management structure with the Asset Management Company at the core.

[KRM's Profile]

Company Name	Kenedix REIT Management, Inc.
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	CEO and President, Taisuke Miyajima
Capital	¥200 million
Principal Shareholder	Kenedix, Inc.
Business Activities (Note)	Work related to investment management operations Work related to administration associated with the operation of the Investment Corporation

Note: Please refer to the press release, "Notice Concerning the Change of Organization and Operating Procedures of Asset Management Company," dated February 1, 2008, for the details of changes in the organization and method of business of the Asset Management Company and filing of various notices in relation to the Asset Management Company.



3. Interested-Party Transactions

Implementation of the Change will lead to the following transaction between the Investment Corporation and the Asset Management Company.

Upon implementation of the Change, the Asset Management Company will change its rules as they relate to interested-party transactions and other company regulations as of March 1, 2008. The changed rules as they relate to interested-party transactions add certain transactions between the Asset Management Company and the Investment Corporation to the scope of application of the rules in the same manner as certain transactions between an interested party of the Asset Management Company and the Investment Corporation.

The Asset Management Company, bound by these changed rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transaction was conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted the following transaction for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, the transaction was then submitted to the meeting of the Board of Directors held today for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the following transaction with the Investment Corporation.

Applicable Transaction: Appointment of a Property Management Company

The Investment Corporation plans to execute a property management agreement with the Asset Management Company on March 1, 2008 for the Investment Corporation's entire portfolio (total of 64 properties) as of February 1, 2008. Other parties to the agreement for the 54 properties for which the trust beneficiary interest is to be acquired include the respective trustees.

Fees relating to property management will remain at the same level as the fees set in the property management agreement currently executed with KDA. Details are provided as follows.

Outline of Property Managements Fees:

① Leasing management fees
Rental income × 2% + Real estate operating income after management overhead expenses and before depreciation × 2%

② Management transfer fees
Set based on the property purchase price or sale price, as shown in the table below.

Property (Trust Beneficiary Interest) Price	Management Transfer Fees (At the time of Purchase and Sale)
Less than ¥1.0 billion	¥1.8 million
¥1.0 billion and more, and less than ¥3.0 billion	¥2 million
¥3.0 billion and more, and less than ¥5.0 billion	¥2.2 million
¥5.0 billion and more, and less than ¥10.0 billion	¥2.4 million
¥10.0 billion or more	¥2.5 million



③ Construction supervision fees: Set based on the construction price, as shown in the table below.

Construction price	Construction Supervision Fees
Less than ¥1 million	None
¥1 million and more, and less than ¥5 million	5% of construction price
¥5 million and more, and less than ¥10 million	¥250,000 + 4% of the amount of construction price that exceeds ¥5 million
¥10 million and more, and less than ¥100 million	¥450,000 + 3% of the amount of construction price that exceeds ¥10 million
¥100 million or more	Negotiated on a case by case basis

4. Outlook

There are no revisions to the forecast for the fiscal period ending April 30, 2008, as a result of the Change.

This notice is the English translation of the Japanese announcement on our Web site released on February 1, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

February 1, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Change of Organization and Operating Procedures of Asset Management Company

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that the Board of Directors of Kenedix REIT Management, Inc. ("the Asset Management Company"), the asset management company for the Investment Corporation, resolved today to change its organization and operation procedures on March 1, 2008. In line with the changes, the Investment Corporation decided to make filings based on the Financial Instruments and Exchange Law and to change the Asset Management Company's company regulations. Details are provided as follows.

1. Details of the Change of Organization and Operating Procedures

(1) Change of Organization

The Asset Management Company's organization will be changed as follows to enable the Asset Management Company to conduct the property management business (operational management business) on its own for properties owned by the Investment Corporation.

- The "Property Management Division" will be newly established as a dedicated department to conduct the operation and management for properties owned by the Investment Corporation. In addition, the "Property Management Group" and the "Engineering Group" will be established under the "Property Management Division."

- The "Real Estate Investment Group" under the "Investment Management Division" will change its name to the "Asset Investment Group." This will be done from the perspective of creating uniformity among group names under each division.

A majority of the members of the dedicated division at Kenedix Advisors Co., Ltd. (REIT Management Division) that has been handling the operation and management of properties in the Investment Corporation's portfolio are



scheduled to be assigned to the Property Management Division. Hereafter, it will be a direct property management structure with the Asset Management Company at the core.

For the change of the Property Management Structure, please refer to the press release "Notice Concerning the Change of Property Management Structure," dated February 1, 2008. In addition, for further details on the change of Director, please refer to the press release "Notice Concerning the Change for Asset Management Company Director," dated February 1, 2008.

(2) Change of Operating Procedures
In addition to (1) noted above, ③ and ④ below will be added to the responsibilities of the Asset Management Company.

【Existing Business】

①Investment management operations	(based on the Articles 28-4-1 and 2-8-12-a of the Financial Instruments and Exchange Law)
②Administration associated with the operation of the Investment Corporation	(based on Articles35-2-7 of the Financial Instruments and Exchange Law and Article 68-18 of the Cabinet Office Ordinance concerning financial instruments business)

【Additional Business】

③Real estate property management Business	(based on Article 35-2-7 of the Financial Instruments and Exchange Law and Article 68-14 of the Cabinet Office Ordinance concerning financial instruments business)
④Business related to leasing building land or buildings	(based on Article 35-2-4 of the Financial Instruments and Exchange Law)

(3) Organization Chart after the Change
Please refer to "Reference Material 1."

(4) Separation of Duties after the Change
Please refer to "Reference Material 2."

(5) Effective Date
March 1, 2008

2. Various Filings based on Laws and Ordinances
In relation to changes in organization and operation procedures noted in 1 above, the Investment Corporation will submit the following filings regarding the Asset Management Company to the Commissioner of the Financial Services Agency as of February 1, 2008.

- "Filing for side business" based on Article 35-3 of the Financial Instruments and Exchange Law
- "Filing to change registration items of the financial products transaction operator" based on Article 31-1 of



the Financial Instruments and Exchange Law

- "Filing to change business content or operational procedure" based on Article 31-3 of the Financial Instruments and Exchange Law

*The filings will be made as of February 1, 2008 on the assumption that the changes will be made on March 1, 2008.

3. Changes in Company Regulations

In relation to changes in organization and operation procedures noted in 1 above, the Company Regulations of the Asset Management Company will be revised on March 1, 2008.

【Major rules to be revised】

- Statement of operation procedures (Note 1)
- Organizational rules (Note 1)
- Rules on job responsibility and authority (Note 1)
- Asset management rules (Note 1)
- Related party transaction rules (Note 2)
- Compliance Committee rules (Note 1&2)
- Asset Management Committee rules (Note 1)
- Risk management rules (Note 1)
- Asset management guidelines (Note 1&2)

Notes:

1. Changes centered on amendments of words, etc. due to new establishment of departments and additional business in the Asset Management Company and Financial Instruments and Exchange Law.
2. Changes centered on applying certain transactions between the Asset Management Company and the Investment Corporation to the regulations in addition to certain transactions between related parties of the Asset Management Company and the Investment Corporation. This is conducted in relation to changes to the Property Management Structure to enable the Asset Management Company to conduct the property management business (operational management business) on its own for properties owned by the Investment Corporation.


KENEDIX

Reference Material 1

Organization Chart after the Change


Shareholders' Meeting
Auditors
Board of Directors
Compliance Officer
Asset Managemnet Committee
Compliance Committee
CEO and President
Investment Management Division
Property Management Division (New)
Financial Planning Division
Business Administration Division
Asset Investment Group (Name Changed)
Asset Management Group
Property Management Group (New)
Engineering Group (New)
IR Group
Finance and Accounting Group
Business Administration Group



Reference Material 2

Name of Division	Separation of Duties
Investment Management Division	a. Asset Investment Group ・Items related to the acquisition and disposal of assets concerning the asset management business of the Investment Corporation ・Items related to individual management of real estate investment risks (acquisition and disposal of assets) ・Research and analysis on the real estate market and retail, and other industry trends ・Other incidental items b. Asset Management Group ・Items related to asset management concerning the asset management business of investment firms ・Items related to development and changes of the asset management guidelines ・Items related to development and changes of the asset management plan ・Items related to individual management of real estate investment risks (asset management) ・Other incidental items
Property Management Division (New)	a. Property Management Group ・Items related to management of leases for real estate, etc. owned by the Investment Corporation ・Items related to management of buildings concerning real estate, etc. owned by the Investment Corporation ・Other incidental items b. Engineering Group ・Items related to construction management for real estate, etc. owned by the Investment Corporation ・Other incidental items
Financial Planning Division	a. IR Group ・Items related to IR activities of the Investment Corporation ・Items related to disclosures of the Investment Corporation ・Items related to research and analysis on the real estate investment trust market ・Items related to the Investment Corporations' responses to investors (except items related to general unitholders' meetings) ・Items related to negotiations, etc. between regulatory authorities (those concerning the Investment Corporation) ・Items related to responses, etc. to related organizations ・Other incidental items b. Finance and Accounting Group ・Items related to fund procurement of the Investment Corporation ・Items related to development and changes of the medium-term business plan of the Investment Corporation ・Items related to development and changes of the annual business plan of the Investment Corporation ・Items related to development of the budget of the Investment Corporation ・Items related to financial results of the Investment Corporation ・Items related to individual management of financial risks ・Other incidental items



Business Administrative Division	Business Administrative Group • Items related to operation of general unitholders' meetings and the board of directors' meetings of the Investment Corporation • Items related to operation of shareholders' meetings, board of directors' meetings, and various committees of the Asset Management Company • Items related to Compliance Officer assistant work • Items related to general affairs, accounting and human resources • Items related to negotiations, etc. between regulatory authorities (those concerning the Asset Management Company) • Items related to individual management of system risks and business continuity risks • Other incidental items
Compliance Officer	• Items related to overall control of compliance, including drafting compliance programs and compliance manuals • Items related to establishment, amendment and abolishment of various company regulations, rules, etc. and verification of the observance status • Items related to verification of the observance status for laws, regulations and ordinances concerning overall business • Items related to overall control of handling of complaints • Items related to management of important information related to firms, insider trading, etc. • Items related to overall control of the information management • Items related to individual management of compliance risks and administrative risks • Items related to internal audits • Other incidental items
Compliance Committee	• Discussions and resolutions related to transactions between related parties (according to definition in related party transaction rules) or the Asset Management Company and the Investment Corporation which fall under asset management business of investment corporations • Items related to transactions approved in asset management guidelines with some conditions or transactions that do not match the rules in the asset management guidelines • Discussions and resolutions related to management policies concerning the asset management business of investment corporations (development, changes, etc. of asset management guidelines, asset management plans, medium-term business plans and annual business plans) • Discussions and resolutions related to transactions that exceed the acquisition amount range stipulated in the annual business plan • Discussions and resolutions related to internal compliance and the compliance system • Discussions and resolutions related to the acquisition of investment units by executives, employees, etc. stipulated in the management rules on insider trading, etc. • Discussions and resolutions related to establishment, amendment and abolishment of various company regulations, rules, etc. • Discussions and resolutions related to compliance concerning other items stipulated by compliance officer as needed • Discussions and resolutions related to other incidental items



Asset Management Committee	• Discussions and resolutions related to management policies concerning the asset management business of investment corporations (development, changes, etc. of asset management guidelines, asset management plans, medium-term business plans and annual business plans) • Discussions and resolutions related to acquisition and disposal of assets concerning the asset management business of investment corporations • Discussions and resolutions related to management of assets concerning the asset management business of investment corporations • Discussions and resolutions related to development of budgets and financial results of the Investment Coporations • Discussions and resolutions on items related to fund procurement and ALM of the Investment Coporation • Discussions and resolutions related to disclosures of the Investment Corporation • Discussions and resolutions related to risk management concerning the asset management business of investment corporations • Discussions and resolutions related to other incidental items



Translation Purpose Only

February 1, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Change for Asset Management Company Director

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that the Extraordinary Meeting of Shareholders' of Kenedix REIT Management, Inc. ("the Asset Management Company"), the asset management company for the Investment Corporation, resolved the change for Asset Management Company Director. Details are as follows.

1. Newly-Appointed Director (Effective March 1, 2008)

Director: Masashi Ohwa

2. Retiring Director (Effective March 1, 2008)

Outside: Director Eisuke Fujii

3. Newly-Appointed Directors' Brief Personal History

Title	Name	Brief Personal History	
Director General Manger, Property Management Division	Masashi Ohwa	April 1983	Asahi UrbanDevelopmentCorporation
		April 1999	NihonjishoCo.,LTD.
		February 2001	SpaceTrustCo.,LTD.
		June 2004	Joined Kennedy-Wilson Japan Co., Ltd. (current Kenedix, Inc.)
		June 2005	External assignment as General Manager of REIT Management Division, Kenedix Advisors Co., Ltd.
		September 2006	Executive Officer & General Manager of REIT Management Division
		March 2008 (newly-appointed planned) (Note)	External assignment as Director / General Manager of Property Management Division, Kenedix REIT Management, Inc.

Note: Please refer to the press release, "Notice Concerning the Change of Organization and Operating Procedures of Asset Management Company," dated February 1, 2008, for the details of the Property Management Division.



The aforementioned changes will be filed with the Commissioner of the Financial Services Agency as changes in directors of the financial products transaction operator pursuant to the provisions of the Financial Instruments and Exchange Law.
Furthermore, the changes will be filed with the Minister of Land, Infrastructure and Transport as changes in executives and important employees of the real estate brokerage businesses pursuant to requirements of discretionary transaction agent licenses based on the provisions of the Law of Real Estate Brokerage Business.



Translation Purpose Only

February 27, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note 1)	Lender	Balance (Billions of Yen)	Interest Rate (Note2&3)	Drawdown Date	Repayment Date
Series 5-B (Long-Term)	The Chiba Bank, Ltd., Aozora Bank, Ltd.	1.3	1.30167% (Note 4) (Actual Interest Rate: 1.44875%)	March 1, 2006	February 28, 2009
Series 6 (Long-Term)	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.5	1.30167% (Note 4) (Actual Interest Rate: 1.47625%)	March 16, 2006	March 16, 2009
Series 13-B (Long-Term)	The Norinchukin Bank	2.5	1.35167% (Note 5) (Actual Interest Rate: 1.96375%)	December 1, 2006	November 30, 2011
Series 17 (Long-Term)	The Norinchukin Bank	1.5	1.27167% (Note 6) (Actual Interest Rate: 1.64593%)	April 17, 2007	April 16, 2011

Notes:
1. Long-term borrowing refers to debt financing with a period of more than one year from the drawdown date to the repayment date.
2. Interest payment period: February 29, 2008 to May 31, 2008
3. The Investment Corporation has entered into an interest-rate swap transaction for the long-term borrowings. As a result, the actual interest rate is the interest rate applicable throughout the loan period.
4. Three-month yen TIBOR + 0.45%
5. Three-month yen TIBOR + 0.50%
6. Three-month yen TIBOR + 0.42%
7. All of the abovementioned borrowings are unsecured without any outstanding guarantees.

This notice is the English translation of the Japanese announcement on our Web site released on February 27, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

February 27, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing and Prepayment of Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced its decision to undertake debt financing and to prepay debt financing. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute debt financing agreement to support the acquisition of trust beneficiary interest in real estate (Shin-toshin Maruzen Building), and payment of associated costs, repayment of Series 15-B with a repayment date of February 29, 2008, and Series 18 with a repayment date of July 31, 2008. (Note)

Note: For details, please refer to the press releases "Notice Concerning the Acquisition of Property (Shin-toshin Maruzen Building)," dated February 27, 2008 regarding the acquisition of trust beneficiary interest in real estate (Shin-toshin Maruzen Building), "Notice Concerning Debt Financing," dated February 27, 2007 for Series 15-B, and "Notice Concerning Debt Financing," dated July 27, 2007 for Series 18 and refer to Item 4. Details of Prepayment Debt Financing described below.

2. Details of Debt Financing

① Short-term Debt (Series 22-L)

(1)	Lender	:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(2)	Amount	:	¥500 million
(3)	Interest Rate	:	1.20167% floating rate of interest (Note 1)
(4)	Drawdown Date	:	February 29, 2008
(5)	Debt Financing Method	:	Debt financing is based on the commitment line agreement dated March 23, 2007 with the aforementioned lender. (Note 2)
(6)	Interest Payment Date	:	First interest payment on May 31, 2008, and at the end of August, November 2008 and February 28, 2009.
(7)	Repayment Date	:	February 28, 2009
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Notes:

1. The interest rate covers the period commencing February 29, 2008 through May 31, 2008. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.35%. The interest rate after May 31,



2008, shall be disclosed as and when determined.

2. For details, please refer to the press release "Notice Concerning the Commitment Line Agreement" dated March 23, 2007,

② **Long-term Debt (Series 22-A)**

(1)	Lender	:	Aozora Bank, Ltd.
(2)	Amount	:	¥2,000 million
(3)	Interest Rate	:	1.36625% fixed rate of interest
(4)	Drawdown Date	:	February 29, 2008
(5)	Debt Financing Method	:	The Investment Corporation executed an individual debt financing agreement with the aforementioned lender on February 27, 2008.
(6)	Interest Payment Date	:	First interest payment on May 31, 2008, and at the end of August, November, and February each year thereafter.
(7)	Repayment Date	:	February 28, 2011
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

③ **Long-term Debt (Series 22-B)**

(1)	Lender	:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(2)	Amount	:	¥1,500 million
(3)	Interest Rate	:	1.42921% fixed rate of interest
(4)	Drawdown Date	:	February 29, 2008
(5)	Debt Financing Method	:	The Investment Corporation executed an individual debt financing agreement with the aforementioned lender on February 27 2008.
(6)	Interest Payment Date	:	First interest payment on May 31, 2008, and at the end of August, November, and February each year thereafter, and the last interest payment on August 31, 2011.
(7)	Repayment Date	:	August 31, 2011
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

3. Use of Funds

Debt financing shall be used to support the acquisition of trust beneficiary interest in real estate (Shin-toshin Maruzen Building), and payment of associated costs, and repayment of Series 15-B and prepayment of Series 18.

4. Details of Prepayment Debt Financing

(1) Short-Term Debt (Series 18)

①	Lender	: The Bank of Tokyo-Mitsubishi UFJ, Ltd.
②	Amount	: ¥1,000 million
③	Interest Rate	: 1.10167% floating rate of interest (Note)
④	Drawdown Date	: July 31, 2007
⑤	Repayment Date	: July 31, 2008
⑥	Collateral	: Unsecured, unguaranteed

Note: The interest rate covers the period commencing January 31, 2008 to April 30, 2008.

(2) Planned Date for Prepayment

February 29, 2008



[Attachment]

Total Debt Financing Balance after Additional Borrowings and Repayment
and Status of Investment Corporation Bonds

(Billions of yen)

	Balance Prior to Additional Debt Financing	Balance After Additional Debt Financing	Change
Short-Term Borrowings (Note1)	7.5	5.75	-1.75
Long-Term Borrowings (Note2)	59.5	63.0	+3.5
Total Borrowings Balance	67.0	68.75	+1.75
Investment Corporation Bonds	12.0	12.0	+0.0
Total of Debt Financing	79.0	80.75	+1.75

Notes:

1. Short-term borrowings refer to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.
2. Long-term borrowings refer to debt financing with a period of more than one year from the drawdown date to the repayment date.



Translation Purpose Only

February 27, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division

Notice Concerning the Acquisition of Property (Shin-toshin Maruzen Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on February 27, 2008 to acquire the Shin-toshin Maruzen Building. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Trust beneficiary interest in real estate
(2)	Property Name	:	Shin-toshin Maruzen Building
(3)	Acquisition Price	:	¥2,110,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Contract	:	February 29, 2008
(5)	Scheduled Date of Acquisition	:	February 29, 2008
(6)	Seller	:	M･F･Kappa Yugengaisha (Refer to Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	Debt financing
(8)	Settlement Method	:	Payment in full on settlement
(9)	Source of Acquisition	:	Original network of the Asset Management Company (Direct Acquisition)

The aforementioned Shin-toshin Maruzen Building shall hereafter be referred to as "the Property."

2. Reason for Acquisition

The acquisition is made to raise the investment ratio of office buildings in the Tokyo Metropolitan Area, and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.

Prior to its decision, the Investment Corporation undertook due diligence, considering a number of factors including the following.



(1) Area

The Property is located in the Nishi-Shinjuku area, otherwise known as "Shinjuku Fukutoshin", which is recognized as a business district. This area is lined with a variety of office buildings ranging in scale from small to large, around the Tokyo Metropolitan Government and neighboring skyscrapers.
The Property is conveniently located within walking distance of Shinjuku Station, one of Tokyo's largest transportation hubs, and more specifically, ten minutes on foot from Shinjuku Station on Toei Shinjuku Subway Line, nine minutes on foot from Tochomae Station on the Toei Oedo Subway Line and eight minutes on foot from Hatsudai Station on the Keio New Line. It also provides easy access to Tokyo Metropolitan Government and a variety of other public and governmental agencies. While convienently located in the center of the Shinjuku Fukutoshin, the Property meets the needs of small- to mid-scale tenants owing to relatively low rental rates compared to other offcie buildings in the area.

(2) Building

The lease space on each floor of the Property is roughly square, with a ceiling height of 2.6 m, leasable floor area of over 100 tsubo, and equipped with individual air-conditioning systems. The Property also has its own parking lot, adding to its other facilities and specifications, to accommodate tenant needs.

(3) Tenants

Currently, the Property is fully occupied by IT-related business, consulting company, design・development company and covenience store. The Investment Corporation aims to maintain both revenue and the occupancy ratio by maintaining and improving property management levels.

3. Property Details

Property Name		Shin-toshin Maruzen Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		June 20, 2006 to August 1, 2015 (Planned)
Current Owner / Acquisition Date		M・F・Kappa Yugengaisha / December 19, 2006
Previous Owner / Acquisition Date		Nihon Reit Co., Ltd. / June 20, 2006
Location (Address)		3-8-3 Nishi-Shinjuku, Shinjuku-ku, Tokyo
Usage		Office, Retail Shops, Parking (Note 1)
Type of Structure		Flat-roofed, steel-frame reinforced concrete structure; one underground and eight above-ground floors (Note 2)
Site Area	Land	457.64 ㎡ (Note 3)
	Building	3,439.37 ㎡ (Note 2)
Type of Ownership	Land	Proprietary ownership (portion of site right based on site area: 71.80%)
	Building (Note 4)	Compartmentalized ownership 1F: Retail shop portion 2F-5F: Office portion Shared compartmentalized ownership (Note 5) 6F: Office portion (portion of shared compartmentalized ownership: 89.43%) B1-1F: Parking portion (portion of shared compartmentalized ownership: 71.80%)
Completion Date		July 13, 1990
Architect		Shimizu Corporation



Construction Company		Shimizu Corporation
Construction Confirmation Authority		Shinjuku-ku, Tokyo
Probable Maximum Loss		4.87% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥2,110,000,000
Appraisal	Appraisal Value	¥2,130,000,000
	Base Date for Appraisal	February 1, 2008
	Appraiser	Japan Real Estate Institute
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company after Acquisition		Kenedix Realty Investment Corporation (Note 6)
Property Management Company after Acquisition		Kenedix REIT Management, Inc. (Note 6)
Number of End Tenants		5 (As of January 31, 2008. The same applies below.)
Total Leasable Floor Area		1,973.78 ㎡
Total Leased Floor Area		1,613.08 ㎡
Occupancy Ratio		81.7%
Monthly Rental Income (Excluding Consumption Tax)		¥7,349,300 (Note 7)
Security and Guarantee Deposit		¥75,874,950 (Note 7)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	Although the dimensions of the public roads surrounding the Property are clearly defined, certain boundaries between the (private) Property and (public) roads have not been adequately confirmed yet. As the seller's responsibility, the process of confirming the proper aforementioned boundaries remains ongoing.	
Other	Notes: 1. The Property refers to seven of the nine total units that comprise this compartmentalized ownership building. Usage is recorded for each unit. 2. The type of structure and total floor area for the entire building. 3. The total site area (include co-ownership area) is for the entire building. 4. Two of the units (offices on the 7th and 8th floors) that comprise this compartmentalized ownership building are owned by a third party (one individual). Please refer to Reference Material 6. Of the total compartmentalized ownership portion of the entire building of 2,828.87 ㎡, the Investment Corporation's exclusive compartmentalized ownership portion totals 2,025.97 ㎡ (approximately 71.62%). The area of the co-owned 6th floor and parking lot units is proportional to each owner's share of floor area owned. 5. The Investment Corporation shares ownership of the units for offices on the 6th floor and parking lot on the 1st and one underground floor of the Property with a third party (one individual). Please refer to Reference Material 6. 6. Master lease company and property management company as of March 1, 2008 are noted. 7. Monthly rental income and guarantee deposit information is exclusive of parking facility amounts.	



4. Seller's Profile

Company Name	M･F･Kappa Yugengaisha
Head Office Address	3-1-20 Nihombashi-Muromachi, Chuo-ku, Tokyo
Representative	Akira Sugai
Capital	¥3 million
Principal Shareholder	M･F･Kappa Yugesnsekininchuukanhojin
Business Activities	1. Leasing, management, holding and operation of real esate 2. Aquire, holding and dispose of trust beneficiary interests in real estate 3. Aforementioned associated business
Relationship with the Investment Corporation or the Asset Management Company	None
Special Considerations	None

*As of February 18, 2008

5. Acquirer's (Seller) Profile

The seller (the current owner) of this property is not a special related party of Kenedix REIT Management, Inc. ("the Asset Management Company").

6. Details of Brokerage

The details of the brokerage firm and the brokerage fee are as follows.

Name of brokerage firm	MS Building Support Co., Ltd.
Brokerage fee	Brokerage firm has not granted approval to disclose the brokerage fee.
Relationship with the Investment Corporation or the Asset Management Company	None

* The brokerage firm is not a special related party of the Asset Management Company.

7. Interested-Party Transactions

Related to the acquisition of the Property, transaction between the Investment Corporation and the Asset Management Company are as follows.
The Asset Management Company, bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the aforementioned transactions.



Appointment of a Property Management Company

The Investment Corporation plans to execute a property management agreement with the Asset Management Company on March 1, 2008. Other parties to the agreement include the trustee.

Fees relating to property management remain at the same level as current properties.

Outline of Property Managements Fees:

- Leasing management fees
  Rental income × 2% + Real estate operating income after management overhead expenses and before depreciation × 2%
- Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the Time of Purchase and Sale)
¥1.0 billion and more, and less than ¥3.0 billion	¥2.0 million

8. Outlook

There are no revisions to the forecast for the fiscal period ending April 30, 2008, as a result of the acquisition of the Property.

This notice is the English translation of the Japanese announcement on our Web site released on February 27, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Attached Materials

① Outline of Property Appraisal
② Projected Cash Flow
③ Building Condition Investigation Report
④ Property Photographs
⑤ Property Portfolio after Acquisition of the Property



Reference Material 1

Outline of Property Appraisal

	Unit : Yen
Appraisal Value	2,130,000,000
Base Date for Appraisal	February 1, 2008
Appraiser	Japan Real Estate Institute
Value Calculated Using the Direct Capitalization Method	2,160,000,000
Gross Operating Revenue	136,388,000
Maximum Gross Operating Revenue	145,849,000
Shortfall Attributed to Vacancies	9,461,000
Operating Expenses	30,870,000
Administrative and Maintenance Expense	20,189,000
Taxes and Dues	9,911,000
Other Expenses	770,000
Net Operating Income (NOI)	105,518,000
Capital Expenditure	4,137,000
Gain on Guarantee Deposit Investment (Note)	2,266,000
Net Cash Flow (NCF)	103,647,000
Overall Capitalization Rate (NCF)	4.8%
Value Calculated Using the Discounted Cash Flow Method	2,100,000,000
Discount Rate	4.4%
Terminal Capitalization Rate	5.0%
Value Calculated Using the Cost Method	1,850,000,000
Land	80.2%
Building	19.8%

Note: Gain on guarantee deposit investment is calculated, based on a property guarantee deposit operating yield of 2.0%



Reference Material 2

Projected Cash Flow

	Unit : Millions of Yen
A. Projected Operating Revenues	125
B. Projected Operating Expenses (excluding depreciation)	32
C. Projected NOI (A-B)	92

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an occupancy ratio of approximately 96%, based on the current occupancy ratio and future changes of occupancy.
3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.



Reference Material 3

Building Condition Investigation Report

	Unit: Yen
Investigation Company	HI International Consultant Co., LTD.
Date of Investigation	December 2007
Repairs, maintenance and renovation expenses required over the next year (Note 1)	8,820,000
Repairs, maintenance and renovation expenses expected to be required within 2-12 years (Note 1)	89,890,000
Unit-in-Place (Note 1)	875,900,000

Note: The repairs, maintenance and renovation expenses and unit-in place for the entire building.

* The abovementioned investigation company undertakes building assessments for this property such as
- a diagnosis of building deterioration
- formulation of a short- and long-term repair and maintenance plan
- assessment of legal compliance with the Building Standards Law
- analyses of the existence of hazardous substances and the soil environment

and submits a building assessment report to the Investment Corporation.



Reference Material 4

Property Photographs









Reference Material 5

Property Portfolio after Acquisition of the Property

Type of Use	Area	Property Name	Acquisition Price (Millions of yen)(Note 1)	Ratio (Note 1)	Acquisition Date
	Tokyo Metropolitan Area	Toranomon Toyo Building	9,850	4.8%	June 1, 2007
		Hiei Kudan-Kita Building	7,600	3.7%	February 1, 2008
		KDX Ochanomizu Building	6,400	3.1%	April 2, 2007
		KDX Shiba-Daimon Building	6,090	2.9%	March 1, 2007
		KDX Kojimachi Building	5,950	2.9%	November 1, 2005
		KDX Nihonbashi 313 Building	5,940	2.9%	August 1, 2005
		Toshin 24 Building	5,300	2.5%	May 1, 2006
		KDX Hirakawacho Building	5,180	2.5%	August 1, 2005
		KDX Shin-Yokohama 381 Building	4,700	2.3%	February 1, 2008
		Ebisu East 438 Building	4,640	2.2%	May 1, 2006
		Higashi-Kayabacho Yuraku Building	4,450	2.1%	August 1, 2005
		KDX Toranomon Building	4,400	2.1%	April 17, 2007
		KDX Nishi-Gotanda Building	4,200	2.0%	December 1, 2006
		KDX Kawasaki-Ekimae Hon-cho Building (Note 2)	3,760	1.8%	February 1, 2008
		KDX Hatchobori Building	3,680	1.8%	August 1, 2005
		KDX Omori Building	3,500	1.7%	May 1, 2006
		KDX Hamamatsucho Building	3,460	1.6%	May 1, 2006
		KDX Roppongi 228 Building (Note 2)	3,300	1.6%	January 10, 2008
		KDX Higashi-Shinjuku Building	2,950	1.4%	September 1, 2006
		KDX Kayabacho Building	2,780	1.3%	May 1, 2006
		Nissou Dai-17 Building	2,710	1.3%	February 1, 2008
		KDX Shinbashi Building	2,690	1.3%	May 1, 2006
		KDX Nakano-Sakaue Building	2,533	1.2%	August 1, 2005
		KDX Shin-Yokohama Building	2,520	1.2%	May 1, 2006
		Harajuku F.F. Building	2,450	1.2%	August 1, 2005
		Ikejiri-Oohashi Building	2,400	1.1%	February 1, 2008
		KDX Kajicho Building	2,350	1.1%	July 3, 2006
		KDX Hamacho Nakanohashi Building (Note 2)	2,310	1.1%	February 1, 2008
		KDX Hamacho Building	2,300	1.1%	March 16, 2006
		KDX Shinjuku 286 Building	2,300	1.1%	June 1, 2007
		FIK Minami Aoyama	2,270	1.1%	August 1, 2005
		KDX Funabashi Building	2,252	1.1%	March 1, 2006
		Shin-toshin Maruzen Building	2,110	1.0%	February 29, 2008
		KDX Okachimachi Building	2,000	0.9%	March 1, 2007
		Kanda Kihara Building	1,950	0.9%	August 1, 2005
		KDX Yotsuya Building	1,950	0.9%	May 1, 2006
		KDX Shinjuku-Gyoen Building	1,610	0.7%	August 1, 2005
		KDX Kiba Building	1,580	0.7%	June 20, 2006
		KDX Nishi-Shinjuku Building	1,500	0.7%	April 2, 2007
		KDX Monzen-Nakacho Building	1,400	0.6%	January 19, 2007



	KDX Kanda Misaki-cho Building (Note 2)	1,380	0.6%	February 1, 2008
	KDX Hon-Atsugi Building	1,305	0.6%	March 1, 2007
	KDX Hachioji Building	1,155	0.5%	March 1, 2007
	KDX Nogizaka Building	1,065	0.5%	July 14, 2006
	KDX Koishikawa Building	704	0.3%	August 1, 2005
Other Regional Areas	Portus Center Building	5,570	2.7%	September 21, 2005
	Karasuma Building	5,400	2.6%	June 1, 2007
	KDX Hakata-Minami Building	4,900	2.4%	February 1, 2008
	KDX Hakata Building	2,350	1.1%	June 1, 2007
	KDX Kitahama Building (Note 2)	2,220	1.0%	February 1, 2008
	KDX Sendai Building	2,100	1.0%	June 1, 2007
	KDX Minami Semba Dai-1 Building	1,610	0.7%	May 1, 2006
	KDX Minami Semba Dai-2 Building	1,560	0.7%	May 1, 2006
	Hakata Ekimae-Dai2 Building	1,430	0.7%	August 1, 2005
	KDX Niigata Building	1,305	0.6%	March 1, 2007
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Tokyo Metropolitan Area	Frame Jinnan-zaka	9,900	4.8%	August 1, 2005
	KDX Yoyogi Building	2,479	1.2%	September 30, 2005
Other Regional Areas	ZARA Tenjin Nishi-dori	3,680	1.8%	May 1, 2006
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Tokyo Metropolitan Area	Residence Charmante Tsukishima	5,353	2.6%	May 1, 2006
	Court Mejiro	1,250	0.6%	August 1, 2005
	Apartments Motoazabu	1,210	0.5%	August 1, 2005
	Apartments Wakamatsu-Kawada	1,180	0.5%	August 1, 2005
	Gradito Kawaguchi	1,038	0.5%	June 30, 2006
	Court Shin-Okachimachi	878	0.4%	May 1, 2006
Other Regional Areas	Venus Hibarigaoka	1,800	0.8%	December 8, 2005
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total of 65 Properties		204,137	100.0%	Portfolio PML 5.24%

Notes:

1. *Figures of less than one million yen* are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.
2. The current name of the buildings are as follows, respectively. Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the buildings.

"KDX Kawasaki-Ekimae Hon-cho Building" is the "Dai-46 Kowa Building"
"KDX Roppongi 228 Building" is the "Cherubim Building"
"KDX Hamacho Nakanohashi Building" is the "Hamacho Nakanohashi Building"
"KDX Kanda Misaki-cho Building" is the "Misaki-cho MMK Building"
"KDX Kitahama Building" is the "Doshou Building"



Translation Purpose Only

March 5, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rate and applicable period for debt financing outlined in the following table.

Classification (Note 1)	Lender	Balance (Billions of Yen)	Interest Rate (Note 2&3)	Drawdown Date	Repayment Date
Series 4 (Long-Term)	Aozora Bank, Ltd. The Resona Bank, Ltd.,	2.0	1.30417% (Note 4) (Actual Interest Rate: 1.0975%)	December 8, 2005	December 7, 2008

Notes:

1. Long-term debt financing refers to debt financing with a period of more than one year from the drawdown date to the repayment date.
2. Interest payment period: March 7, 2008 to June 7, 2008
3. The Investment Corporation has entered into an interest-rate swap transaction for the long-term borrowings. As a result, the actual interest rate is the interest rate applicable throughout the loan period.
4. Three-month yen TIBOR + 0.45%
5. The abovementioned borrowings are unsecured without any outstanding guarantees.

This notice is the English translation of the Japanese announcement on our Web site released on March 5, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

March 15, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Loss of Personal Information at Asset Management Company

Kenedix Realty Investment Corporation ("the Investment Corporation") recently found that Kenedix REIT Management, Inc. ("the Asset Management Company"), the asset management company for the Investment Corporation, may have lost certain internal documents that contain personal information.

The Asset Management Company expresses its deepest apologies to those who may suffer any trouble due to this possible loss despite efforts for strict management of documents that include personal information.

An overview of the incident and the Asset Management Company's responses are as described below.

1. Content of Personal Information that May Have Been Lost

(1) Number of personal information items included in the internal documents	A total of 568 items of personal information related to 48 properties
(2) Main content of personal information included in the internal documents	Property names, personal names, room numbers and leasing conditions

2. Date and Specifics of the Incident

(1) March 4, 2008

The section in charge of managing internal documents realized the possibility of certain internal documents that contained personal information had been lost when it attempted to check the documents following a change to the office layout of the Asset Management Company (conducted from February 29 through March 3, 2008).

(2) March 4 through March 12, 2008

Inquiries were made to outsourced operators and the Asset Manager Company's employees that were involved in conducting the change to the office layout.

A search for the documents was conducted inside and outside the office.

Despite these measures, the documents were not found, and the Asset Manager Company judged that it was very likely that



the internal documents were lost.

(3) March 7 through March 14, 2008

Work was conducted to identify the personal information included in the documents that may have been lost.

The facts were reported to related authorities.

A report on lost properties was filed with the police department with jurisdiction.

(4) March 15, 2008

Notifications were sent to the people whose personal information may have been lost explaining the facts.

Furthermore, the internal documents have not yet been found as of the date of this press release, and there is no confirmed fact of leakage or abuse of the documents or the information contained in the documents.

3. Measures to Prevent Reoccurrence and Future Actions

The Asset Management Company takes the incident seriously, and will conduct information management more extensively to prevent a reoccurrence of such loss, with renewed recognition of the importance of information management including personal information.

For further information concerning the aforementioned matter, please contact our Asset Management Company:

Contact: Kenedix REIT Management, Inc.

TEL.: 03-3519-3499

Business Hours: 9:00 to 17:00 (Closed on weekends and public holidays)

This notice is the English translation of the Japanese announcement on our Web site released on March 15, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

March 21, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Commitment Line Agreement

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details concerning commitment line agreement with the following lender. Details of the commitment line agreement are provided as follows.

1. Purpose of Commitment Line Agreement

The Investment Corporation has decided to conclude commitment line agreement with the lender for the following reasons.

- For the purpose to secure flexible and stable measure for raising capital in order to acquire properties and to repay debts.
- The previous commitment line agreement term expired on March 19, 2008 which was originally concluded on March 23, 2007

2. Details of Commitment Line Agreement

(1)	Lender	:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(2)	Amount	:	¥2,500 million
(3)	Interest Rate	:	The interest rate shall be calculated based on the three-month yen TIBOR +0.40%.
(4)	Commitment Period	:	March 21, 2008 through March 19, 2009 (including the stated dates)
(5)	Debt Financing Period	:	Maximum period up to one year
(6)	Collateral	:	Unsecured, Unguaranteed

3. Use of Funds

Commitment Line funds shall be used to support the acquisition of real estate or trust beneficiary interests in real estate, to repay debts and payment of associated cost including brokerage fees and taxes.



[Attachment]

Status of Debt Financing Balance and Investment Corporation Bonds

(Billions of yen)

		Balance as of March 21, 2008
	Short-Term Borrowings (Note1)	5.75
	Long-Term Borrowings (Note2)	63.0
	Total Borrowings Balance	68.75
	Investment Corporation Bonds	12.0
Total of Debt Financing		80.75

Notes:

1. Short-term borrowings refer to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.
2. Long-term borrowings refer to debt financing with a period of more than one year from the drawdown date to the repayment date.

Status of Debt Financing Balance based on the Commitment Line Agreements

(Billions of yen)

		Balance as of March 21, 2008
	Total Borrowings Available under the Commitment Line Agreements	5.0
	Total Borrowings Balance based on the Commitment Line Agreements	0.5

This notice is the English translation of the Japanese announcement on our Web site released on March 21, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

March 27, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division

Notice Concerning the Acquisition of Properties (KDX Jimbocho Building and KDX Gobancho Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on March 27, 2008 to acquire the KDX Jimbocho Building and KDX Gobancho Building. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Real estate
(2)	Property Name	:	(1) KDX Jimbocho Building (Note 1) (2) KDX Gobancho Building (Note 2)
(3)	Acquisition Price	:	(1) ¥2,760,000,000 (2) ¥1,951,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Contract	:	March 31, 2008
(5)	Scheduled Date of Acquisition	:	March 31, 2008
(6)	Seller	:	(1) Taisei Tochi Kabushikigaisha (2) Oriental Shiraishi Corporation (Refer to Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	Debt financing and cash on hand
(8)	Settlement Method	:	Payment in full on settlement
(9)	Source of Acquisition	:	Original network of the Asset Management Company (Direct Acquisition)

Notes:
1. The current name of the "KDX Jimbocho Building" is the "Taisei Yoshimoto (Jimbocho) Building." Plans are in place to change the name of the "Taisei Yoshimoto (Jimbocho) Building" to the "KDX Jimbocho Building" on March 31, 2008.
2. The current name of the "KDX Gobancho Building" is the "ORIKEN Gobancho Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.



Each aforementioned building shall hereafter be referred to as "the Property" or the "two Properties" collectively.

2. Reason for Acquisition

The acquisition is made to raise the investment ratio of office buildings in the Tokyo Metropolitan Area, and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.

3. Property Details

(1) KDX Jimbocho Building

Property Name		KDX Jimbocho Building
Type of Specified Asset		Real estate
Current Owner / Acquisition Date		Taisei Tochi Kabushikigaisha / May 28, 2004
Previous Owner / Acquisition Date		Trustee UFJ Trust and Banking Corporation / April 26, 2002
Location (Address)		1-14-1 Jimbocho, Kanda, Chiyoda-ku, Tokyo (Note 1)
Usage		Offices
Type of Structure		Flat-roofed, steel-frame reinforced concrete structure; one underground and eight above-ground floors (Note 2)
Site Area	Land	465.92 ㎡ (Note 3)
	Building	3,292.13 ㎡ (Note 2)
Type of Ownership	Land	Proprietary ownership (Portion of co-ownership based on site area: approximately 88.94%) (Note 3)
	Building	Compartmentalized ownership (Note 4)
Completion Date		May 30, 1994
Architect		Kitano Contruction Corporation
Construction Company		Kitano Contruction Corporation
Construction Confirmation Authority		Chiyoda-ku, Tokyo
Probable Maximum Loss		7.25%(SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥2,760,000,000
Appraisal	Appraisal Value	¥2,770,000,000
	Base Date for Appraisal	March 1, 2008
	Appraiser	Japan Real Estate Institute
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company after Acquisition		None
Property Management Company after Acquisition		Kenedix REIT Management, Inc.
Number of End Tenants		0 (Note 5)
Total Leasable Floor Area		2,320.69 ㎡ (Note 6)
Total Leased Floor Area		—
Occupancy Ratio		—
Monthly Rental Income (Excluding Consumption Tax)		—
Security and Guarantee Deposit		—



Forecast Net Operating Income	Please refer to Reference Material 2.
Special Considerations	None
Other	Notes: 1. The Property's residential address is yet to be determined. 2. The type of structure and total floor area for the entire building. 3. The total site area (include third party's ownership area of 51.53 m²) is for the entire building. The rights of the land is as follows: Registered address: 14-1, 14-21 and 14-22 (site area: 414.39 m²) Tenancy in severalty with current owner Registered address: 14-20 (site area: 51.53 m²) Tenancy in severalty with a third party (Tokyo Municipal Government) 4. The Property refers to eight of the nine total units that comprise this compartmentalized ownership building. One of the unit (offices on the 8th floor) that comprise this compartmentalized ownership building are owned by a third party (Tokyo Municipal Government). Of the total compartmentalized ownership portion of the entire building of 2,300.05 m², the Property's exclusive compartmentalized ownership portion totals 2,004.52 m² (approximately 87.15%). 5. Current tenant who have leased on a bulk basis (companies affiliated to the current owner) will be vacating on March 31, 2008. 6. The total leasable floor area (not including compartmentalized area owned by the third party).
Characterstics of the Property	(1) Area The Property is approximately one minute on foot from Jimbocho Station on the Toei Mita and Toei Shinjuku Subway Lines and the Tokyo Metro Hanzomon Line. In addition to the mid- to high-rise office buildings that line Yasukuni-dori, a street that runs from east to west, the Kanda area in which the Property is situated features small-, medium- and large-scale office buildings along Hakusan-dori, an arterial road that runs from north to south. Based on its proximity to the Otemachi area (one subway station), which established itself as a mature office market containing various types of offices, and the excellent transportation convenience, the Property meets the needs of diverse range of tenants. The Property is situated at a highly recognizable location facing Hakusan-dori, an area in which there is particularly high demand for office space. Due to an environment that is very suitable for offices, the Property is expected to maintain stable occupancy. (2) Building The Property provides individual air-conditioning systems for each floor with a ceiling height of 2.6m, OA floors and other facilities and specifications that accommodate to tenant needs. In addition, the Investment Corporation plans to renovate (total of ¥80 million planned) the lease space, the elevator hall, restrooms and hot-water service rooms and will contribute to the leasing activities. (3) Tenants Tenant who have leased on a bulk basis is to vacate the Property on March 31, 2008. The medium-scale office market in the central business district, which is currently experiencing a supply shortage, is characterized by the scarcity of both leasable space to meet the needs of major tenants and properties in the central Tokyo area. Taking these conditions into consideration, priority will be placed on marketing activities that offer the Property for leasing purposes as a whole in an effort to maximize earnings.



(2) KDX Gobancho Building

Property Name		KDX Gobancho Building
Type of Specified Asset		Real estate
Current Owner / Acquisition Date		Oriental Shiraishi Corporation / July 14, 1958 (Note 1)
Previous Owner / Acquisition Date		One individual / September 4, 1929 (Note 1)
Location (Address)		5-5 Gonbancho, Chiyoda-ku, Tokyo (Note 2)
Usage		Offices, Parking
Type of Structure		Steel-frame structure; eight above-ground floors
Site Area	Land	335.70 m²
	Building	1,893.11 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		August 7, 2000
Architect		Ohken Architects Engineers, Inc.
Construction Company		Kajima Corporation
Construction Confirmation Authority		Chiyoda-ku, Tokyo
Probable Maximum Loss		9.06% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥1,951,000,000
Appraisal	Appraisal Value	¥1,970,000,000
	Base Date for Appraisal	March 1, 2008
	Appraiser	Japan Real Estate Institute
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company after Acquisition		None
Property Management Company after Acquisition		Kenedix REIT Management, Inc.
Number of End Tenants		7 (As of March 1, 2008. The same applies below.)
Total Leasable Floor Area		1,651.72 m²
Total Leased Floor Area		1,651.72 m² (Note 3)
Occupancy Ratio		100.0% (Note 3)
Monthly Rental Income (Excluding Consumption Tax)		¥8,555,410 (Note 4)
Security and Guarantee Deposit		¥62,926,200 (Note 4)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	None	
Other	Notes: 1. The property land acquisition date is shown. 2. The Property's residential address is yet to be determined. 3. The tenant on the eighth floor (approximately 236 square meters, 71 tsubo) will vacate on April 30, 2008. 4. Monthly rental income and guarantee deposit information is exclusive of parking facility amounts.	
Characterstics of the Property	(1) Area The Ichigaya area, where the Property is located, thrives as a business and commercial	



	district from years ago with many samurai houses lining the streets. The environment combines the energy of a thriving district with history and character. The Property is three minutes on foot from Ichigaya Station on the Toei Shinjuku Subway Line and Tokyo Metro Nanboku and Yurakucho Lines and four minutes on foot from Ichigaya Station on the JR Line giving the Property excellent accessibility. (2) Buildings The lease space of the Property is rectangle and astylar with a ceiling height of 2.5m. A typical floor has a leasable floor area of approximately 236m^2, and features individual air-conditioning systems for each floor, OA floors and other facilities and specifications that accommodate to tenant needs. (3) Tenants Currently, the Property is occupied by securities business, incoporated foundation, chemical products manufacutuer, publishing business and law firms. The Investment Corporation conducts leasing activities with the aim of increasing revenues with the Property by fully exploiting the benefits of the Property's located area.

4. Seller's Profile

(1) KDX Jimbocho Building

Company Name	Taisei Tochi Kabushikigaisha
Head Office Address	3-15 Sennichimae, Namba, Chuo-ku, Osaka, Osaka
Representative	Kouichi Yoshimoto
Capital	¥96 million
Principal Shareholder	Yoshimoto Kogyo Co., Ltd., others
Business Activities	1. Real estate sales intermediary, intermediary management of cash or real estate leases 2. Management of owned real estate, full management of share equity trading 3. Nonlife insurance agency services 4. Parking space leasing and management 5. Finance business 6. Buying and selling of second-hand goods 7. General lease business 8. Activities related to (1.) to (7.) above
Relationship with the Investment Corporation or the Asset Management Company	None
Special Considerations	None

*As of March 12, 2008

(2) KDX Gobancho Building

Company Name	Oriental Shiraishi Corporation
Head Office Address	2-1-1 Hirakawacho, Chiyoda-ku, Tokyo
Representative	Teruaki Kakitsuka
Capital	¥300,000,000
Principal Shareholder	Taiheiyo Cement Corporation. others
Business Activities	Building enterprise
Relationship with the Investment Corporation or the Asset Management Company	None



Special Considerations	None

*As of March 11, 2008

5. Acquirer's (Seller) Profile

The sellers (the current owners) of two Properties are not special related parties of Kenedix REIT Management, Inc. ("the Asset Management Company").

6. Details of Brokerage

The details of the brokerage firms and the brokerage fees are as follows.

(1) KDX Jimbocho Building

Name of brokerage firm	Mitsui Real Esate Sales, Co., Ltd.
Brokerage fee	Brokerage firm has not granted approval to disclose the brokerage fee.
Relationship with the Investment Corporation or the Asset Management Company	None

* The brokerage firm is not a special related party of the Asset Management Company.

(2) KDX Gobancho Building

Name of brokerage firm	Sumitomo Real Esate Sales, Co., Ltd.
Brokerage fee	Brokerage firm has not granted approval to disclose the brokerage fee.
Relationship with the Investment Corporation or the Asset Management Company	None

*The brokerage firm is not a special related party of the Asset Management Company.

7. Interested-Party Transactions

Related to the acquisition of two Properties, transaction between the Investment Corporation and the Asset Management Company are as follows.

The Asset Management Company, bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the aforementioned transactions.

Appointment of a Property Management Company

The Investment Corporation plans to execute property management agreements with the Asset Management Company on March 31, 2008.

Fees relating to property management remain at the same level as current properties.

Outline of Property Managements Fees:

- Leasing management fees



Rental income × 2% + Real estate operating income after management overhead expenses and before depreciation × 2%

- Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the Time of Purchase and Sale)
¥1.0 billion and more, and less than ¥3.0 billion	¥2.0 million

8. Outlook

There are no revisions to the forecast for the fiscal period ending April 30, 2008, as a result of the acquisition of two Properties.

Attached Materials

① Outline of Property Appraisal
② Projected Cash Flow
③ Building Condition Investigation Report
④ Property Photographs
⑤ Property Portfolio after Acquisition of the Property



Reference Material 1

Outline of Property Appraisal

		Unit : Yen
Property Name	(1) KDX Jimbocho Building (Note 1)	(2) KDX Gobancho Building
Appraisal Value	2,770,000,000	1,970,000,000
Base Date for Appraisal	March 1, 2008	March 1, 2008
Appraiser	Japan Real Estate Institute	Japan Real Estate Institute
Value Calculated Using the Direct Capitalization Method	2,800,000,000	1,990,000,000
Gross Operating Revenue	161,190,000	119,737,000
Maximum Gross Operating Revenue	171,364,000	126,342,000
Shortfall Attributed to Vacancies	10,174,000	6,605,000
Operating Expenses	25,713,000	27,518,000
Administrative and Maintenance Expense	16,002,000	19,067,000
Taxes and Dues	9,367,000	8,051,000
Other Expenses	344,000	400,000
Net Operating Income (NOI)	135,477,000	92,219,000
Capital Expenditure	5,740,000	2,318,000
Gain on Guarantee Deposit Investment (Note 2)	2,094,000	1,570,000
Net Cash Flow (NCF)	131,831,000	91,471,000
Overall Capitalization Rate (NCF)	4.7%	4.6%
Value Calculated Using the Discounted Cash Flow Method	2,730,000,000	1,950,000,000
Discount Rate	4.2%	4.3%
Terminal Capitalization Rate	4.7%	4.7%
Value Calculated Using the Cost Method	2,620,000,000	1,890,000,000
Land	82.5%	78.4%
Building	17.5%	21.6%

Notes:

1. Renovation work (total of ¥80 million) is assumed in the appraisal.
2. Gain on guarantee deposit investment is calculated, based on a property guarantee deposit operating yield of 2.0%.



Reference Material 2

Projected Cash Flow

		Unit : Millions of Yen
Property Name	(1) KDX Jimbocho Building	(2) KDX Gobancho Building
A. Projected Operating Revenues	177	124
B. Projected Operating Expenses (excluding depreciation)	36	30
C. Projected NOI (A-B)	141	94

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an occupancy ratio of approximately 96%, based on the current occupancy ratio and future changes of occupancy.
3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.



Reference Material 3

Building Condition Investigation Report

		Unit: Yen
Investigation Company	HI International Consultant Co., LTD.	
Property Name	(1) KDX Jimbocho Building (Note)	(2) KDX Gobancho Building
Date of Investigation	December 2007	February 2008
Repairs, maintenance and renovation expenses required over the next year (Note 1)	2,590,000	1,440,000
Repairs, maintenance and renovation expenses expected to be required within 2-12 years (Note 1)	110,280,000	53,790,000
Unit-in-Place (Note 1)	769,900,000	445,900,000

Note: The repairs, maintenance and renovation expenses and unit-in place for the entire building.

* The abovementioned investigation company undertakes building assessments for this property such as
  - a diagnosis of building deterioration
  - formulation of a short- and long-term repair and maintenance plan
  - assessment of legal compliance with the Building Standards Law
  - analyses of the existence of hazardous substances and the soil environment (exclude KDX Gobancho Building)

  and submits a building assessment report to the Investment Corporation.

* The analyses of the existence of hazardous substances and the soil environment for KDX Gobancho Building is investigated by SOMPO JAPAN RISK MANAGEMENT, INC.



(1) KDX Jimbocho Building
Reference Material 4

Property Photographs









(2) KDX Gobancho Building
Reference Material 4

Property Photographs







Reference Material 5

Property Portfolio after Acquisition of the two Properties

Type of Use	Area	Property Name	Acquisition Price (Millions of yen) (Note 1)	Ratio (Note 1)	Acquisition Date
	Tokyo Metropolitan Area	Toranomon Toyo Building	9,850	4.7%	June 1, 2007
		Hiei Kudan-Kita Building	7,600	3.6%	February 1, 2008
		KDX Ochanomizu Building	6,400	3.0%	April 2, 2007
		KDX Shiba-Daimon Building	6,090	2.9%	March 1, 2007
		KDX Kojimachi Building	5,950	2.8%	November 1, 2005
		KDX Nihonbashi 313 Building	5,940	2.8%	August 1, 2005
		Toshin 24 Building	5,300	2.5%	May 1, 2006
		KDX Hirakawacho Building	5,180	2.4%	August 1, 2005
		KDX Shin-Yokohama 381 Building	4,700	2.2%	February 1, 2008
		Ebisu East 438 Building	4,640	2.2%	May 1, 2006
		Higashi-Kayabacho Yuraku Building	4,450	2.1%	August 1, 2005
		KDX Toranomon Building	4,400	2.1%	April 17, 2007
		KDX Nishi-Gotanda Building	4,200	2.0%	December 1, 2006
		KDX Kawasaki-Ekimae Hon-cho Building (Note 2)	3,760	1.8%	February 1, 2008
		KDX Hatchobori Building	3,680	1.7%	August 1, 2005
		KDX Omori Building	3,500	1.6%	May 1, 2006
		KDX Hamamatsucho Building	3,460	1.6%	May 1, 2006
		KDX Roppongi 228 Building (Note 2)	3,300	1.5%	January 10, 2008
		KDX Higashi-Shinjuku Building	2,950	1.4%	September 1, 2006
		KDX Kayabacho Building	2,780	1.3%	May 1, 2006
		KDX Jimbocho Building (Note 3)	2,760	1.3%	March 31, 2008
		Nissou Dai-17 Building	2,710	1.2%	February 1, 2008
		KDX Shinbashi Building	2,690	1.2%	May 1, 2006
		KDX Nakano-Sakaue Building	2,533	1.2%	August 1, 2005
		KDX Shin-Yokohama Building	2,520	1.2%	May 1, 2006
		Harajuku F.F. Building	2,450	1.1%	August 1, 2005
		Ikejiri-Oohashi Building	2,400	1.1%	February 1, 2008
		KDX Kajicho Building	2,350	1.1%	July 3, 2006
		KDX Hamacho Nakanohashi Building (Note 2)	2,310	1.1%	February 1, 2008
		KDX Hamacho Building	2,300	1.1%	March 16, 2006
		KDX Shinjuku 286 Building	2,300	1.1%	June 1, 2007
		FIK Minami Aoyama	2,270	1.0%	August 1, 2005
		KDX Funabashi Building	2,252	1.0%	March 1, 2006
		Shin-toshin Maruzen Building	2,110	1.0%	February 29, 2008
		KDX Okachimachi Building	2,000	0.9%	March 1, 2007
		KDX Gobancho Building (Note 2)	1,951	0.9%	March 31, 2008
		Kanda Kihara Building	1,950	0.9%	August 1, 2005
		KDX Yotsuya Building	1,950	0.9%	May 1, 2006
		KDX Shinjuku-Gyoen Building	1,610	0.7%	August 1, 2005
		KDX Kiba Building	1,580	0.7%	June 20, 2006



Area	Property	Price	Ratio	Date
	KDX Nishi-Shinjuku Building	1,500	0.7%	April 2, 2007
	KDX Monzen-Nakacho Building	1,400	0.6%	January 19, 2007
	KDX Kanda Misaki-cho Building (Note 2)	1,380	0.6%	February 1, 2008
	KDX Hon-Atsugi Building	1,305	0.6%	March 1, 2007
	KDX Hachioji Building	1,155	0.5%	March 1, 2007
	KDX Nogizaka Building	1,065	0.5%	July 14, 2006
	KDX Koishikawa Building	704	0.3%	August 1, 2005
Other Regional Areas	Portus Center Building	5,570	2.6%	September 21, 2005
	Karasuma Building	5,400	2.5%	June 1, 2007
	KDX Hakata-Minami Building	4,900	2.3%	February 1, 2008
	KDX Hakata Building	2,350	1.1%	June 1, 2007
	KDX Kitahama Building (Note 2)	2,220	1.0%	February 1, 2008
	KDX Sendai Building	2,100	1.0%	June 1, 2007
	KDX Minami Semba Dai-1 Building	1,610	0.7%	May 1, 2006
	KDX Minami Semba Dai-2 Building	1,560	0.7%	May 1, 2006
	Hakata Ekimae-Dai2 Building	1,430	0.6%	August 1, 2005
	KDX Niigata Building	1,305	0.6%	March 1, 2007
[illegible]	[illegible]	[illegible]	[illegible]	
Tokyo Metropolitan Area	Frame Jinnan-zaka	9,900	4.7%	August 1, 2005
	KDX Yoyogi Building	2,479	1.1%	September 30, 2005
Other Regional Areas	ZARA Tenjin Nishi-dori	3,680	1.7%	May 1, 2006
Tokyo Metropolitan Area	Residence Charmante Tsukishima	5,353	2.5%	May 1, 2006
	Court Mejiro	1,250	0.5%	August 1, 2005
	Apartments Motoazabu	1,210	0.5%	August 1, 2005
	Apartments Wakamatsu-Kawada	1,180	0.5%	August 1, 2005
	Gradito Kawaguchi	1,038	0.4%	June 30, 2006
	Court Shin-Okachimachi	878	0.4%	May 1, 2006
Other Regional Areas	Venus Hibarigaoka	1,800	0.8%	December 8, 2005
[illegible]	[illegible]	[illegible]	[illegible]	
Total of 67 Properties		208,848	100.0%	Portfolio PML 5.28%

Notes:

1. Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.
2. The current name of the buildings are as follows, respectively. Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the buildings.

"KDX Kawasaki-Ekimae Hon-cho Building" is the "Dai-46 Kowa Building"

"KDX Roppongi 228 Building" is the "Cherubim Building"

"KDX Hamacho Nakanohashi Building" is the "Hamacho Nakanohashi Building"

"KDX Gobancho Building" is the "ORIKEN Gobancho Building"

"KDX Kanda Misaki-cho Building" is the "Misaki-cho MMK Building"

"KDX Kitahama Building" is the "Doshou Building"

3. The current name of the "KDX Jimbocho Building" is the "Taisei Yoshimoto (Jimbocho) Building." Plans are in place to change the name of the "Taisei Yoshimoto (Jimbocho) Building" to the "KDX Jimbocho Building" on March 31, 2008.



Translation Purpose Only

March 27, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced its decision to undertake debt financing. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute debt financing agreement to support the acquisition of real estate (KDX Jimbocho Building and KDX Gobancho Building), and payment of associated costs. (Note)

Note: For details, please refer to the press release "Notice Concerning the Acquisition of Properties (KDX Jimbocho Building and KDX Gobancho Building)," dated March 27, 2008 regarding the acquisition of real estate (KDX Jimbocho Building and KDX Gobancho Building),

2. Details of Debt Financing

Long-term Debt (Series 23)

(1)	Lender	:	Sumitomo Mitsui Banking Corporation The Chuo Mitsui Trust and Banking Co., Limited
(2)	Amount	:	¥3,000 million and ¥2,000 million
(3)	Interest Rate	:	1.60938% and 1.55938% fixed rate of interest
(4)	Drawdown Date	:	March 31, 2008
(5)	Debt Financing Method	:	The Investment Corporation executed an individual debt financing agreement with the aforementioned lenders on March 27 2008.
(6)	Interest Payment Date	:	First interest payment on June 30, 2008, and at the end of September, December, and March each year thereafter, and the last interest payment on September 30, 2011.
(7)	Repayment Date	:	September 30, 2011
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

3. Use of Funds

Debt financing shall be used to support the acquisition of real estate (KDX Jimbocho Building and KDX Gobancho Building), and payment of associated costs.



[Attachment]

Total Debt Financing Balance after Additional Borrowings
and Status of Investment Corporation Bonds

(Billions of yen)

	Balance Prior to Additional Debt Financing	Balance After Additional Debt Financing	Change
Short-Term Borrowings (Note1)	5.75	5.75	+0.0
Long-Term Borrowings (Note2)	63.0	68.0	+5.0
Total Borrowings Balance	68.75	73.75	+5.0
Investment Corporation Bonds	12.0	12.0	+0.0
Total of Debt Financing	80.75	85.75	+5.0

Notes:

1. Short-term borrowings refer to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.
2. Long-term borrowings refer to debt financing with a period of more than one year from the drawdown date to the repayment date.

This notice is the English translation of the Japanese announcement on our Web site released on March 27, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

March 27, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Change in the Company Regulation (Management Guideline) of the Asset Management Company

Kenedix Realty Investment Corporation ("the Investment Corporation") announced today that the Board of Directors of Kenedix REIT Management, Inc. ("the Asset Management Company"), the asset management company for the Investment Corporation, has resolved to change the management guideline contained in its company regulations. Details are as follows.

1. Overview

The Investment Corporation has revised sections of the "Development Properties" of the Asset Management Company's management guideline.

2. The Major Changes in the Management Guideline

Before the Change in Management Guideline	After the Change in Management Guideline
Article 24 (Development Properties) 1. As a rule, investment in properties already producing stable rental revenues or similar revenues, or properties projected to produce such revenue may be considered. 2. Notwithstanding the preceding paragraph, regarding properties being developed or constructed by a third party, investment prior to completion of construction may be considered if, based on the lease market, lease reservation agreements, etc., there is sufficient possibility of securing tenants after construction and minimal risk of the completion and transfer.	Article 24 (Development Properties) 1. As a rule, investment in properties already producing stable rental revenues or similar revenues, or properties projected to produce such revenue may be considered. 2. Notwithstanding the preceding paragraph, regarding land and buildings that are yet to be constructed or are being constructed, investment prior to completion of construction may be considered (i) If risks associated with building permit and approval and risks associated with completion of construction have been reduced; (ii) If, based on lease market conditions, existence of lease reservation agreements, etc., there is sufficient possibility of securing tenants after construction; and (iii) If the investment will not materially impact the overall portfolio. In the event of such, the Investment Corporation may also be the party placing the order in the agreement on building construction contract work.



3. The Investment Corporation may not acquire land and invest in projects in which it would develop or build.	3. The Investment Corporation may not engage in transactions in which the Investment Corporation itself prepares building lots or carries out the construction for constructing the building.

3. Details of the Changes

The Investment Corporation has changed management guideline to stipulate that, as a means to acquire prime properties under favorable terms and conditions, investment in properties that are in the development stage may be considered after various risks have been reduced.

This notice is the English translation of the Japanese announcement on our Web site released on March 27, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

March 31, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note 1)	Lender	Balance (Billions of Yen)	Interest Rate (Note2&3)	Drawdown Date	Repayment Date
Series 16-C (Long-Term)	Sumitomo Mitsui Banking Corporation	2.0	1.23917% (Note 4) (Actual Interest Rate: 1.57375%)	April 2, 2007	April 2, 2010
Series 16-D (Long-Term)	The Chuo Mitsui Trust and Banking Co., Ltd.	2.0	1.28917% (Note 5) (Actual Interest Rate: 1.87500%)	April 2, 2007	April 2, 2012

Notes:
1. Long-term debt financing refers to debt financing with a period of more than one year from the drawdown date to the repayment date.
2. Interest payment period: April 2, 2008 to July 2, 2008
3. The Investment Corporation has entered into an interest-rate swap transaction for the long-term borrowings. As a result, the actual interest rate is the interest rate applicable throughout the loan period.
4. Three-month yen TIBOR + 0.40%
5. Three-month yen TIBOR + 0.45%
6. All of the abovementioned borrowings are unsecured without any outstanding guarantees.

The Investment Corporation will omit the details of future interest rate determination for each interest payment period for the long-term borrowings for which interest rates have been fixed following the execution of interest-rate swap transactions. Please refer to the attached material for details of actual interest rates after interest rates have been fixed.

This notice is the English translation of the Japanese announcement on our Web site released on March 31, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



【Attached Material】

Long-Term Borrowings (Note)

Classification	Lender	Balance (Billions of Yen)	Interest Rate	Drawdown Date	Repayment Date
Term-Loan B	Sumitomo Mitsui Banking Corporation The Chuo Mitsui Trust and Banking Company, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Norinchukin Bank The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Chiba Bank, Ltd. Resona Bank, Ltd.	9.5	Actual Interest Rate: 0.86875%	August 1, 2005	July 31, 2008
Term-Loan C	Sumitomo Mitsui Banking Corporation The Chuo Mitsui Trust and Banking Company, Ltd. Mitsubishi UFJ Trust and Banking Corporation Resona Bank, Ltd.	9.5	Actual Interest Rate: 1.2875%	August 1, 2005	July 31, 2010
Series 3-C	The Norinchukin Bank Resona Bank, Ltd.	3.5	Actual Interest Rate: 1.09%	November 1, 2005	October 31, 2008
Series 4	Aozora Bank, Ltd. The Resona Bank, Ltd.,	2.0	Actual Interest Rate: 1.0975%	December 8, 2005	December 7, 2008
Series 5-B	The Chiba Bank, Ltd., Aozora Bank, Ltd.	1.3	Actual Interest Rate: 1.44875%	March 1, 2006	February 28, 2009
Series 6	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.5	Actual Interest Rate: 1.47625%	March 16, 2006	March 16, 2009
Series 7-B	The Chuo Mitsui Trust and Banking Company, Ltd. Aozora Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation Resona Bank, Ltd.	6.5	Actual Interest Rate: 1.62875%	May 1, 2006	April 30, 2009
Series 7-C	Aozora Bank, Ltd.	1.5	Actual Interest Rate: 2.19875%	May 1, 2006	April 30, 2011
Series 8	Mitsubishi UFJ Trust and Banking Corporation	1.0	Actual Interest Rate: 2.14875%	July 14, 2006	July 13, 2011
Series 13-B	The Norinchukin Bank	2.5	Actual Interest Rate: 1.96375%	December 1, 2006	November 30, 2011
Series 16-C	Sumitomo Mitsui Banking Corporation	2.0	Actual Interest Rate: 1.57375%	April 2, 2007	April 2, 2010
Series 16-D	The Chuo Mitsui Trust and Banking Co., Ltd.	2.0	Actual Interest Rate: 1.87500%	April 2, 2007	April 2, 2012
Series 17	The Norinchukin Bank	1.5	Actual Interest Rate: 1.64593%	April 17, 2007	April 16, 2011

Note: The table above is a list of long-term borrowings for which interest rates have been fixed following the execution of interest-rate swap transactions. Data provided in the "Interest Rate" column are the actual interest rates applicable after interest rates have been fixed.

File No. 082-35028

Annex B

Brief Description of Japanese Documents for which no English Language Version has been Prepared

1. Extraordinary Report, dated February 6, 2008.

   The extraordinary report describes a change in the investment policy of the Company.

2. Amendment to Registration Statement, dated February 6, 2008.

   The amendment describes changes regarding the Registration Statement, dated February 7, 2007.

3. Amendment to Registration Statement, dated February 6, 2008.

   The amendment describes changes regarding the Registration Statement, dated April 26, 2007.